08205037

RIGHT INDUSTRY + RIGHT ASSETS + RIGHT TIME

RECORD PERFORMANCE

VITERRA™

2008
ANNUAL FINANCIAL REVIEW

Viterra's strong financial performance comes from our unique position in sourcing grains and delivering to end-use customers around the world. Our integrated business model is designed to capture the value of Canada's largest grain handling and agri-products retail system, a network of assets and strategic alliances in other countries, and growing relationships with respected global food producers who require a reliable source of high-quality grains. By developing long-term partnerships and with a strong balance sheet, Viterra is positioned to grow on a global scale and increase its returns to investors.

Viterra's common shares are listed on the Toronto Stock Exchange (TSX) under the symbol VT.


VITERRA

2008 NET EARNINGS	TOTAL DEBT-TO-CAPITAL (OCT. 31/2008)	SYNERGIES ACHIEVED	MARKET SHARE OF WESTERN CANADIAN GRAIN
$288M	22%	$110M	42+%

A Message from Viterra's CFO

Rex McLennan
CHIEF FINANCIAL OFFICER



Viterra enjoyed a year of continued financial success measured by unprecedented growth in revenues, earnings and cash generation. Our consolidated revenues more than doubled to $6.8 billion and, with strong margins in our core grain handling and marketing and agri-products segments, we were able to increase net earnings to $288 million, while free cash flow (cash flow from operations before working capital changes, less ongoing capital expenditures) increased to just over $400 million. A key measure of our underlying profitability is EBITDA (earnings before interest, taxes, depreciation and amortization, gain (loss) on disposal of assets, integration expenses and recovery of (provision for) pension settlement) which rose to $533 million in fiscal 2008, double the EBITDA of $266 million realized in the same 12-month period of 2007.

We undertook a number of financing initiatives early in the year in advance of the current credit crunch so that Viterra would be well positioned to execute our strategy for profitable growth. We secured a five-year $400 million term credit facility and locked in a fixed rate of 5.9% through to May 2013. We used $232 million to repay a bridge facility. The remainder, together with an $800 million operating line that has a final maturity of 2012, will support our core operations and provide the capacity to finance our expanding business. We can borrow under this facility at BA rates plus a spread of 90 basis points – that's less than 2.5% at prevailing rates. In early May, with good treasury execution and perhaps some luck in timing, we completed a well received equity issue that netted about $440 million in proceeds.

These initiatives, combined with our strong cash generation, provide Viterra with great flexibility and strength going into fiscal 2009. We have maintained ample liquidity consistent with our financial policies and our desire to remove the burden of maturing debt during this financial market turmoil.

During the year, our business success and financial discipline were rewarded by the three major North American credit rating agencies. DBRS increased Viterra's long-term debt rating to BBB (low), S&P moved us up to BB+ with a positive outlook, and Moody's provided a Ba1 rating. Our balance sheet is in great shape and maintaining our financial discipline and flexibility is critical to the success of our future plans for growth. With the recent upgrades and credit metrics at or near the top of our sector, our goal is to achieve investment grade ratings from all agencies.

This solid financial foundation provides Viterra with a competitive advantage and enables us to advance our strategy, regardless of the current unsettled and volatile capital markets. As we seek investment opportunities to pursue growth opportunities for tomorrow, we will be entrepreneurial and disciplined in deploying our capital and managing risks – reinvesting earnings to maximize value for the risks we assume.

The quality growth we seek will come about not by simply adding capital to the balance sheet, but by maximizing the return on our existing assets – and leveraging that success through acquisitions that meet our criteria and advance our strategy.



Contents

Management's Discussion and Analysis

1. RESPONSIBILITY FOR DISCLOSURE

Management's Discussion and Analysis ("MD&A") was prepared based on information available to Viterra (the operating name and trademark of Viterra Inc. and referred to herein as Viterra or the "Company") as of January 20, 2009. A number of factors have influenced management's presentation and discussion of results in this report.

- In 2007, Viterra changed its financial year end from July 31 to October 31 to better align its reporting period with its business cycle. As a result, the comparative Consolidated Financial Statements for fiscal 2007 reflect a 15-month period (the "Transition Year" from August 1, 2006 to October 31, 2007).
- The Company also acquired Agricore United ("AU") in 2007, a major competitor and the largest Canadian agri-business in terms of market share at the time. As a result, the discussion of comparative financial statements requires additional disclosure to support shareholders' understanding of the underlying performance of the business. Under Canadian Generally Accepted Accounting Principles ("GAAP"), the 2007 financial results for AU were reported commencing from the acquisition date of May 29, 2007 and include five months, while the former Saskatchewan Wheat Pool ("SWP") results reflect 15 months.
- This MD&A includes key financial statement information for the 12 months ended October 31, 2008 compared to the 15-month results of the Company to October 31, 2007.
- To supplement this information, unaudited financial results for the trailing 12 months ended October 31, 2007 (which include the consolidated results of AU for the five months ended October 31, 2007) have also been included.
- Management will focus its discussion on the comparative 12-month periods and the related quarters ended October 31, 2008 and 2007, respectively.

Management believes this analysis is more relevant to readers and will assist in their understanding of the future financial performance and the seasonality inherent in Viterra's core business.

2. COMPANY OVERVIEW

Viterra is a vertically integrated Canadian agri-business engaged in a number of distinct but interrelated businesses. Founded in 1924, the Company serves western Canadian farmers and markets commodities and food products around the world. On May 29, 2007, the Company acquired effective control of AU, to become one of Canada's leading agri-businesses, with extensive operations and distribution capabilities across Western Canada as well as operations in the United States ("U.S.") and Japan.

As discussed in more detail in the 2007 Annual Report, the acquisition provided a number of benefits and resulted in the Company achieving a stronger and more diversified presence amid the growing demands of a highly competitive marketplace, while creating the scale and scope of operations to enhance its western Canadian position in the global environment and establish a lower cost service model through the realization of significant efficiencies.

As a major participant in the value-added agri-food supply chain, Viterra's core businesses are diversified between five segments: agri-products sales and services, grain handling and marketing, livestock feed and services, agri-food processing and financial products. Geographically, Viterra's operations are further diversified across Western Canada, through the south central United States, Japan, and Singapore, with plans to open an office in Geneva in 2009. As described in the chart below, Viterra participates in fertilizer manufacturing through its 34% ownership in Canadian Fertilizer Limited ("CFL"), oat milling through Can-Oat Milling ("Can-Oat") and malt processing through its interest in Prairie Malt Limited ("Prairie Malt"). Viterra is also involved in other commodity-related businesses through strategic alliances and supply agreements with domestic and international grain traders and food processing companies. The Company markets commodities directly to customers around the world in more than 50 countries.

Viterra's shares trade on the Toronto Stock Exchange ("TSX") under the symbol "VT".

Agri-products	Grain Handling and Marketing	Agri-food Processing	Livestock Feed and Services	Financial Products
Manufacturing, distributing and retailing crop inputs and supplies to producers, including seed, crop protection products, fertilizer and equipment 34% ownership Canadian Fertilizer Limited Seed research and development 54.4% patronage interest Interprovincial Co-operative Limited	Contracting, marketing and transporting grain from western Canadian producers to consumptive customers Providing value-added services to producers, including cleaning, drying, blending and storage of grain	Further manufacturing of bulk grains Can-Oat Milling 42.4% ownership Prairie Malt Limited	Livestock feed manufacturing with six feed mills and two pre-mix sites in Western Canada Six feed mill locations in south central U.S. operated by Unifeed Hi-Pro Inc. 31.4% ownership Puratone Corporation	Provides credit services to customers of the Agri-products and Livestock Services segments through a Canadian financial institution

3. BUSINESS MODEL

Viterra's business model is designed to optimize its position in the agri-food value chain by connecting producers and their commodities with destination customers around the world, generating revenue at each stage of the handling, processing and marketing process.

Viterra's relationship with farmers across Western Canada is extremely important given that they are both the primary customer and supplier of products. The Company provides farmers with agronomic and planning advice and other services at the beginning of the crop cycle and delivers customized agricultural solutions and products aimed at ensuring that high-quality, high-yielding crops are available to meet demands in the international marketplace.

Viterra sells a wide variety of agri-products such as proprietary and public seed varieties, along with fertilizer, crop protection products and small agricultural equipment. The Company bundles agri-products with production contracts, trucking premiums, financing options and targeted marketing programs to attract commodities into its high throughput grain handling network in Canada. Viterra cleans, dries and blends grains, oilseeds and specialty crops before they are sold to the domestic or export market. Viterra markets the grain directly to end-use customers through its commodity merchandisers or through the Canadian Wheat Board ("CWB"), and the products are shipped from the Prairies either by truck or by rail to various markets.

The Company manages the transportation and logistics requirements to the destination and is responsible for maintaining the integrity of the product while en route and in storage. For grain that originates from Canada and is destined for the international marketplace, the product moves through one of Viterra's export terminal facilities. Before being loaded onto vessels, the product is graded by the Canadian Grain Commission ("CGC") to ensure it meets the quality specifications demanded by the international marketplace.

Viterra's ingredients can be found in food products around the world, whether they are in breakfast cereals or snack bars sourced from Viterra's oat processor, Can-Oat, or traded through strategic alliances and supply agreements with other food processing and consumer products companies internationally. Viterra develops relationships globally to secure demand for Prairie agricultural products, completing the value chain to the consumer. Value-added feed processing activities through the Company's Livestock Feed and Services group provides feed products, nutritional support, financing and other related services to livestock producers in Canada and the U.S.

Each of the Company's segments is discussed in more detail next.

3.1 Agri-products

Viterra's Agri-products segment operates a network of 252 retail locations throughout Western Canada, which are geographically distributed throughout the growing regions of the Prairies. The Company is involved in the specialized storage and sales of bulk fertilizer, seed, crop protection products and agricultural equipment such as storage bins and grain augers. All facilities offer a variety of agronomic services, including seed, soil and moisture testing. Viterra's retail stores are staffed by individuals with agronomic and agri-business expertise and are supported by a team of professional agronomists.

Retail Locations – By Province


19.0% MANITOBA 48 sites
51.2% SASKATCHEWAN 129 sites
29.8% ALBERTA / BRITISH COLUMBIA 75 sites

Source: Viterra Company Reports

2008 Seeded Acreage – By Province


14.4% MANITOBA
54.3% SASKATCHEWAN
31.3% ALBERTA / BRITISH COLUMBIA

Source. Statistics Canada, Field Crop Reporting Series, Vol. 87, No.8

Viterra's research and development centre at the University of Saskatchewan focuses on developing high-yielding seed products, primarily canola, designed to thrive in Western Canada's diverse climate. Viterra contracts with Prairie growers to produce the seed and, through its retail network, sells proprietary seed varieties and certified seed that offer improved yield potential and other value-added traits. Viterra also sells third-party varieties provided through suppliers such as Bayer CropScience, Dow AgroSciences, Pioneer Hi-Bred and Monsanto.

On November 1, 2008, Viterra amalgamated the assets and operations of Western Co-operative Fertilizers Limited ("Westco") into the Agri-products division, eliminating redundancy and aligning the fertilizer wholesaling and distribution functions with Company sales and retail operations. Viterra now directly holds a 34% investment in CFL, a nitrogen fertilizer manufacturing plant in Medicine Hat, Alberta. The Company is entitled to receive 34% of

approximately 1.5 million tonnes of merchantable product, split equally between granular urea and anhydrous ammonia (NH_3).

Viterra also holds a 54.4% patronage interest in Interprovincial Co-operative Limited, a supplier and manufacturer of crop protection products in Canada.

3.1.1 Agri-products Market Environment

The competitive landscape in Western Canada reflects a mature and highly fragmented market with over 900 locations throughout the region, made up of other grain companies, co-operatives, fuel companies and independent retailers. Viterra's market share is approximately 30%. Its largest competitor group is the independent retailers who collectively comprise another 30% of the market. Some companies offer a full range of products including seed, fertilizer, crop protection and small agricultural equipment. Others specialize in specific product lines. Unlike the grain handling segment, deregulation, globalization and consolidation have had little effect on the crop input distribution network.

The total market size in Western Canada is represented by the total seeded acreage, which has remained at about 60 million acres over the last decade. Although seeded acreage has remained relatively stable, input usage has climbed and, since 1999, the overall market (excluding equipment sales) has grown from about $2.6 billion in sales to about $4.2 billion in 2007. This may reach $5.0 billion in 2008, mainly due to higher product prices during the year, particularly in fertilizer, together with additional sales resulting from higher crop input applications that have been driven by the rise in commodity prices.

2007 Industry Sales by Province – Agri-products


21.4% MANITOBA $0.9 billion
45.3% SASKATCHEWAN $1.9 billion
33.3% ALBERTA $1.4 billion

Source: Statistics Canada, Farm Operating Expenses and Depreciation Charges, November 2008

The growth in sales has been driven by a combination of increased utilization of new seed technologies and varieties, escalating prices resulting from supplier consolidation (increased supplier power) and external factors such as rising fertilizer prices.

New seed and seeding technologies, together with less summer-fallowed acres, price escalation, the development of new crop protection products that address long-term plant disease issues, and shifts in crop mix from cereal grains to oilseeds and special crop commodities have all influenced the growth in the seed market. With the evolution that drove growth in the seed market slowing, future real growth in the overall market is expected to track inflation.

The most dramatic sales growth has been in fertilizer, particularly in 2008, when the industry experienced both dramatic price increases and rising demand. High fertilizer demand, a result of high commodity prices, contributed to record prices even though natural gas costs, the most significant input for nitrogen-based products, were lower compared to the prior year.

During the latter part of 2008, fertilizer prices began to decline, a function of lower corn prices and an anticipation of slower demand. However, forecasts for continued corn production in the U.S. to support the ethanol industry and strong Canadian demand expected in the spring of 2009 may lead to price improvements in early 2009, as farmers attempt to secure supplies in order to maximize yields and economic returns.

Product differentiation is limited in the fertilizer and crop protection segments as all of the larger competitors have access to similar products, although some have proprietary rights to specific brands. Greater opportunities for differentiation exist in seed products as access to proprietary seed can drive higher sales and margins and can be the basis for a product bundling strategy. Apart from proprietary seed and certain proprietary rights to specific brands of fertilizer and chemical products, competition is based primarily on price, information, service and availability.

Pricing remains very competitive and economies of scale offer limited advantages because the cost of larger volume purchases is not significantly discounted relative to purchases made by Viterra's competitors.

The industry is seasonal and highly dependent on weather conditions with more than 75% of the Company's seed, fertilizer and crop protection products delivered from mid-April to the end of June (although 80% of seed orders are typically placed prior to January 1). This means that capacity is fully utilized during this period and underutilized for the remainder of the year.

This short-term, high-volume delivery period requires superior logistics management to ensure product is in the hands of customers when needed. Timely deliveries by manufacturers and central warehousing facilities are essential to meet customer demands. Spring season logistic challenges can be eased by a strong fall season, which typically runs from August to November, depending on weather and harvest conditions. In those years, the fall season can represent about 15% of annual Agri-product sales volumes, the majority of which are typically fertilizer sales.

3.1.2 Key Profit Drivers – Agri-products

Key performance drivers in this segment are the volume of sales in each of the main product lines and the related margins. Demand for crop inputs is strongly correlated to the acres seeded in the crop production year and, as noted previously, seeded acreage in Western Canada has averaged about 60 million acres per year.

Seeded Acreage – Western Canada

(in millions of acres)


Total
All Wheat
Oilseeds
Coarse Grains
Special Crops
Five-year average
2004
2005
2006
2007
2008
60
50
40
30
20
10
0

Source: Statistics Canada, Field Crop Reporting Series, Vol. 87, No. 7 – 2003 to 2008 data

Crop mix can influence both the level of sales and margins. For example, canola and other special crops require more inputs than wheat and barley, resulting in greater seed, fertilizer and crop protection product sales in years when the seeded acres are more heavily weighted to those crops. Crop mix can vary depending on commodity price outlooks, input costs, crop rotation requirements and weather conditions. The latter may delay spring seeding and influence the producer to shift to products with earlier germination and shorter maturation characteristics. Margins may also be affected by crop mix, since some seed varieties have a better margin contribution than others.

Average Crop Input Costs

(range $ per acre)


65-75
Wheat
60-70
Barley
75-110
Canola
0
22
44
66
88
110

Source: Viterra Estimates

Growth in nitrogen-based fertilizer production in regions with excess natural gas such as the Middle East and the Caribbean has created a global market for fertilizer and western Canadian prices are now based on the NOLA (New Orleans, Louisiana) price plus freight to Western Canada and adjusted for foreign exchange.

Natural gas prices provide a floor for fertilizer pricing given its significance as an input in the production of fertilizer. As an example, natural gas costs make up approximately 75% of the cost of producing urea. Since it is the primary component in the manufacture of nitrogen fertilizer, as its price fluctuates, so do fertilizer manufacturing costs. Fertilizer production typically occurs throughout the year, while sales are substantially executed during compressed spring and fall seasons.

During periods of increasing fertilizer prices, Viterra may experience margin appreciation between the time of production and the time of sale, or margin compression in a period of declining fertilizer prices. Producers' buying behaviour, in terms of both consumption and timing, will also change depending on input costs, underlying commodity prices and their views on the market outlook.

Weather can also influence the timing and quantity of sales in the agri-products business. Farmers regularly purchase crop inputs in the spring and fall periods. Extremely wet or dry conditions can alter the timing and type of input purchases, depending on the level of plant disease and insect infestations in the case of crop protection products or the amount of soil moisture for seed and fertilizer application. However, favourable weather patterns can also enhance seed, fertilizer and crop protection product sales as producers strive to optimize crop yields.

In terms of sensitivity to overall earnings, management estimates that each 1% change in agri-products retail sales revenue represents about $4 million of EBITDA (earnings before interest, taxes, amortization, gain (loss) on disposal of assets, integration expenses and recovery of (provision for) pension settlement). Management estimates that a 1% change in gross margin typically translates into about $17 to $20 million in EBITDA.

3.2 Grain Handling and Marketing

In the Grain Handling and Marketing segment, Viterra contracts, markets and transports grain from the farm to end-use markets through the Company's 86 licensed primary grain elevator locations and through its port terminals in Vancouver, British Columbia, Thunder Bay, Ontario and Prince Rupert, British Columbia. Grain handling begins with the movement of the commodity from the farm to Viterra's geographically dispersed and strategically located country elevator network where the product is weighed, graded, cleaned and prepared for shipment. Grain is then shipped from the country elevator to North American customers (such as a flour mill, oilseed crusher, maltster or biofuel plant/feed grain consumers) or to a port terminal, usually for shipment to an offshore destination customer.

The CWB has a monopoly over the domestic sale of western Canadian wheat used for human consumption and barley used for malting purposes. The CWB is also the sole export marketing agency for all western Canadian wheat and barley. The grains regulated by the CWB are known as "Board grains" or "CWB grains". Under this monopoly, the CWB controls the pricing as well as the flow and timing of wheat and barley deliveries into the elevator system by issuing contract calls to the producers. The flow of shipments to port terminals is also determined by the CWB through its management of rail logistics.

Most western-based grain companies operate as agents of the CWB, buying grain from producers on behalf of the CWB and delivering it to position at port or to a designated domestic customer. Many grain companies, including Viterra, are also CWB accredited exporters and secure wheat and barley sales in the global marketplace on behalf of the CWB. Viterra contracts,

transports and markets "open market" grains (such as canola, oats, flax, peas and other special crops) for its own account.

Viterra has extensive access to domestic and international markets, developed through its marketing relationships with end-use customers. Through its primary sales offices across Western Canada and its Japanese office, the Company markets its grains and oilseeds to more than 50 countries around the world and is the largest canola exporter in Canada. In 2008, Viterra established an international grain group with offices in Calgary and Singapore, with plans to open an office in Geneva in 2009 to further extend its global reach and agri-food supply chain. The new division will develop relationships in destination markets and exporting countries in order to gain access to grains and oilseeds from new regions and capture a greater share of the global demand base.

3.2.1. Grains and Oilseeds Market Environment

On average, Western Canada produces about 49 million tonnes of grains and oilseeds (based on the 10-year average of the six major grains and oilseeds, excluding the unusual 2002 drought), as well as a variety of other specialty crops. Typically, about 60% of the total grains and oilseeds (approximately 30 million tonnes) is shipped over the subsequent 12-month period through the primary elevator system by grain handling companies such as Viterra. The remaining grain production is consumed domestically by food processors, oilseed crushers, feedlots, or held on-farm for future marketings. Three major grain companies operate country elevator networks, together with a number of independent and producer-owned terminals. Viterra has about 35% of the industry's primary storage capacity and the largest market share in fiscal 2008, representing approximately 43% of the market, based on receipts (producers' deliveries into the system).

Western Canadian Production and Primary Elevator Shipments

(in thousands of tonnes)


Prior Year Production
Shipments
60,000
50,000
40,000
30,000
20,000
10,000
0
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009

Source: Statistics Canada and Canadian Grain Commission

Commodity prices remained high during the first three quarters of fiscal 2008 with global grain supply limited by arable land, crop quality and yield, which did not keep pace with higher food, feed and energy demand. Global production has rebounded this year with big crops being produced in the Ukraine, Russia, the United States and Canada. Australia is also expected to re-enter the market with an estimated crop size of approximately 30.6 million tonnes (a 36% increase over last year) after a number of consecutive years of declining production. Even with these increases in production, world stocks-to-use ratios remain the third lowest in history (17.9% in 2008), which suggests that the current supply and demand imbalances are likely to keep prices higher than historical averages in fiscal 2009.

Traditionally, wheat has been the dominant crop in Western Canada but, in more recent years, the crop mix has seen a significant shift in favour of oilseeds and special crops. This has been driven by a number of contributing factors. Producers are diversifying to higher value crops to reduce price risk and enhance overall returns. Heightened demand for oilseeds and special crops, together with better seed varieties have provided farmers with new cropping options and access to the better pricing associated with those commodities.

Historically, about 60% of the Company's total shipments have been Board grains (based on a five-year average); however, the shift in production from wheat to canola and other special crops has driven a corresponding shift in the proportion of CWB grains to open market grains. This, coupled with the acquisition of AU, which handled a higher percentage of open market commodities, has resulted in a heavier weighting towards those commodities.

Proportion of Grain Receipts

2008


49% OPEN MARKET GRAINS
51% CWB GRAINS

2007


41% OPEN MARKET GRAINS
59% CWB GRAINS

Source: Viterra Company Reports

3.2.2 Key Profit Drivers – Grain Handling and Marketing

The key drivers in Viterra's grain handling business are volumes and margins. Volume is important because of the high fixed-cost nature of the business. The more grain that flows through Viterra's grain handling and marketing infrastructure, the lower the cost per

tonne. The volume of grain shipments is based mainly on production volumes in the previous growing season, adjusted for changes in on-farm inventories. Accordingly, volume is a key driver of profitability given the fee-for-service business model. These fees (or tariffs) are typically adjusted annually and are fairly predictable once export targets and destination customer demands have been determined. Management estimates that every 5% change in production volumes has about a $15 to $18 million impact on EBITDA assuming a corresponding increase or decrease to grain receipts.

Factors that may influence the timing of shipments in a given year include the producers' expectations of commodity prices in the near and longer term, the timing and quality of the crop harvested, export demand, Canadian and U.S. exchange rates, rail transport capabilities, the financial needs of farmers, and direct sales by farmers to domestic millers, maltsters and oilseed crushers.

Production by Province

10-year average


16.6% MANITOBA 7.7 million tonnes
49.0% SASKATCHEWAN 22.8 million tonnes
34.4% ALBERTA / BRITISH COLUMBIA 16 million tonnes

Source: Statistics Canada Field Crop Reporting Series, Vol. 87, No. 7 – 1999-2008 Data

Viterra Capacity by Province


13.7% MANITOBA 0.25 million tonnes
27.3% ALBERTA / BRITISH COLUMBIA 0.50 million tonnes
59.0% SASKATCHEWAN 1.12 million tonnes

Source: Viterra Company Reports

Viterra measures market share based on its share of overall producers' deliveries of the six major grains into its primary elevator system. The Company's extensive and geographically dispersed network of assets positions it to capture a significant proportion of the market relative to the production in each of the Prairie provinces and assists in reducing revenue risk from localized production variances. The ability to source grains and oilseeds in the western Canadian market, as a result of this highly efficient infrastructure, is a competitive advantage.

Since Viterra's acquisition of Agricore United and the repositioning of assets by major players, Viterra has reduced its storage capacity by approximately 61,000 tonnes while the competition has added approximately 200,000 tonnes of additional capacity. This was primarily accomplished through its planned integration program that saw 12 antiquated facilities close and one sold during the year. Viterra now operates 1,868,180 metric tonnes, or about 35% of the industry's overall storage capacity.

While Viterra's focus in 2008 was on its consolidation and rationalization efforts, the Company also completed two upgrades of 50-car loaders to 100-car loading status and has plans for additional upgrades in 2009. Although competitors have not yet closed many of their older facilities, they have embarked on facility expansions and upgrades to improve transportation efficiencies and multi-car loading rates. The following illustrates the change in multi-car loading capabilities within the industry since January 2008.

Industry car spots	Jan. 2008	Oct. 2008
# of 100-car spots	80	94
# of 50-car spots	88	76
	168	170

Source: Viterra Company Reports

Management believes that the competition has completed the majority of its expansion plans heading into fiscal 2009 with that new capacity coming on stream. This may have a small impact on Viterra's market share from a timing perspective for the next 12 months, but it is anticipated Viterra's market share for the six major grains will stabilize in the 42% range once its expansion plans are complete.

All major grain handling companies have the ability to elevate, store, clean, blend, market and transport grain. As such, companies compete on the basis of price and service, which, in turn, can be influenced by the company's level of efficiency. Viterra, with the most efficient elevator network, multi-car rail loading capacity and logistics expertise, has the ability to maximize throughput in the system, lowering costs per tonne and, consequently, outperforming competitors in the industry (see discussion of Core Capabilities in Section 5). The ability to attract market share is a significant factor in profitability. Management estimates that a 1% change in Viterra's market share could result in about a $7 to $8 million change in EBITDA.

The ability to attract additional market share must be appropriately balanced with the level of margins achieved. Viterra's competitive strength, therefore, comes from deploying its core capabilities so that it can enhance market share by offering competitive value to farmers, while preserving and enhancing its own margin capabilities (see discussion of Core Capabilities in Section 5).

Export volumes are also important to profitability, as increased activity at Viterra's port terminals and export-accredited inland terminals generate additional revenue from services such as elevation, cleaning, drying and blending. As a fee-for-service or

tolling business, Viterra earns maximum margins on those commodities that it receives into its primary system, ships through a port terminal and manages directly to the destination. As such, the level of CWB sales, worldwide supply and demand, and the quality and price of grains, oilseeds and other commodities influence export levels and are factors that can impact profitability.

Due to the relatively fixed cost nature of the business, management estimates that each $1 per tonne change in margins translates into about a $15 to $16 million impact on EBITDA.

As noted earlier, Viterra recently established an international grain group that will be responsible for furthering the development of customer relationships in destination and origination markets, seeking out international value-added opportunities, and marketing grains and oilseeds to capture a greater share of the global demand base. Margins earned by the North American grain group include the tariffs and services charged at the primary elevator, rail incentives and port terminal charges. For certain customers and certain commodities, the international grain group will assume responsibility once the product arrives at export position, managing the vessel freight and delivery to the destination of choice. The international grain group also expects to begin sourcing commodities from other countries, when it makes sense to do so, taking possession at port position and managing the vessel logistics, trading margins and delivery to the destination customer.

3.3 Agri-food Processing

Viterra's Agri-food Processing segment is comprised of Can-Oat Milling, one of the world's largest industrial oat millers with plants in Portage la Prairie, Manitoba, Martensville, Saskatchewan, and Barrhead, Alberta, together with a 42.4% ownership interest in Prairie Malt Limited, one of North America's largest single-site malting plants, located at Biggar, Saskatchewan.

Can-Oat processes raw oats into primary, intermediate and finished food products and has plant capacity of 235,000 tonnes of finished oat products per year. Can-Oat is a global leader in industrial supply and is the supplier of choice for many U.S. food manufacturers. Can-Oat's customers are primarily North American marquee food manufacturers that are consistent brand leaders in breakfast cereals, whole grain and healthy food choices. The food manufacturing market is dominated by a small number of larger manufacturers and, as a result, Can-Oat is dependent on its top five customers for over 50% of its sales volumes, large companies to which it has been supplying for more than five years.

Can-Oat is the second largest oat processor in the world and controls approximately 21% of the independent industrial oat milling capacity in North America and over 40% of the industrial ingredient supply market.

In 2008, approximately 90% of Canada's oat production was grown in Western Canada. Viterra estimates that at least 50% of that oat production can be used for milling in an average year, of which Can-Oat purchases approximately 20%.

Canada 2007 Oat Production

Production by crop district (000 MT)


Barrhead, AB
Martensville, SK
Portage la Prairie, MB
211.1 to 411.2
107.1 to 211.1
48.2 to 107.1
9.6 to 48.2

Source: Ag Commodity Research: Oat Insight

Raw oats are encased by a low-value hull, which renders 30% to 35% of the weight essentially unusable for human consumption. Due to the extra cost associated with shipping these low-value byproducts, mill locations closer to raw material supplies are at a competitive advantage.

In 2008, more than 90% of Can-Oat's production was exported to the United States. Can-Oat also has the capacity to process organic products through its Barrhead facility in Alberta, and has barley processing capacity of 3,500 to 7,000 tonnes per year, depending on product mix.

Can-Oat's products are classified into four types: primary, finished, animal feed and byproducts. Primary products are used to produce finished products at Can-Oat (such as flakes, flour, bran or blended oatmeal combinations) or are sold directly to customers with their own finishing capacity.

Can-Oat Sales Volumes

(MMT)


Feed
Primary
Finished
250
200
150
100
50
0
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008

Source: Viterra Company Reports

3.3.1 Oat Processing Market Environment

Can-Oat's business can be characterized as stable, in an industry that is mature. Canada is the third largest oat producer and the largest oat exporter in the world, representing 65% of the world's oat export trade. In 2008, total world production increased to 24.8 million tonnes, including oats for feed and human consumption. Canada's oat production has remained relatively

consistent over the past 15 years and represents about 15% of the world's total. Close to 90% of Canada's oats are produced in Western Canada, with the majority, about 69%, grown in Saskatchewan and Manitoba.

The industry has seen strong growth in North American milling demand. As a result, the percentage of total oat production that is utilized for food and industrial purposes has increased.

The U.S., as the fourth largest oat producer in the world, is also the world's largest importer of oats, representing about 70% of the world's oat trade. Most of the oats are imported from Canada, with the balance imported from Scandinavia. Canada exports 40% to 45% of its oat production, primarily to the U.S. Canada exported more than 2.25 million tonnes to the U.S. in the 12 months ended July 31, 2008 ("2008 Crop Year"), representing approximately 90% of that country's total oat imports. Despite the strong demand in the U.S. for milling oats, production in the U.S. has declined over the last 15 years as U.S. farmers increase plantings of alternative crops.

Oat milling is an attractive segment of the food ingredients market and holds a strong position in the economy. Oats are a non-GMO ("non-genetically modified organism") and are a wholesome and natural whole grain, grown and processed with very little chemical application. Oat ingredients are functionally suitable for the rapidly growing "convenience food" product categories, another important growth driver for the food industry. Oat demand is particularly resistant to industry downturn since oats are a very economical food source.

Overall, demand for oat ingredients is growing, fuelled primarily by the widely appreciated nutritional benefits of this cereal grain. The Food and Drug Administration in the U.S. approved a health claim for oat-based products, stating that the soluble fiber from oatmeal, as part of a low-saturated fat/low-cholesterol diet, may reduce the risk of heart disease. This official view of whole grain consumption has heightened consumer interest in oat-based foods. Many cereal and snack bar makers are now altering their product lines to include whole grains, a positive development for the oat industry over the long term.

3.3.2 The Malt Industry Environment

Prairie Malt Limited is located in the heart of Canada's vast Prairie region, where some of the best barley in the world is grown within a 100-kilometre radius of the plant. Prairie Malt has an annual capacity of 220,000 tonnes and produces top quality malt that is shipped to customers throughout Canada, the U.S., South Africa, and Pacific Rim and Latin American countries. As part of the Company's interest in Prairie Malt, a barley supply agreement is in place requiring Prairie Malt to take a majority of its barley requirements from Viterra, subject to quality, cost, and timeliness issues. Viterra's partner in Prairie Malt is Cargill Limited ("Cargill"), who is the majority owner and operator.

Malt, a processed form of top quality barley, is a key ingredient used in the production of beer. Malt provides most of the complex carbohydrates and sugars, which are necessary to give beer its distinctive flavour and alcohol content. For the same reasons, malt is used in making whiskey and other distilled spirits. It is also gaining considerable popularity in the food industry as a flavouring component and a source of nutrition. Quality, therefore, is essential. The main raw material used in the production of malt is malting-quality barley.

In Prairie Malt's business, reliable quality is a key factor in maintaining sales relationships with international customers. Only high-quality malt barley is selected for the malting process, so crop quality can affect supply and increase production costs. The overall quality of the 2008 harvest was very good, which is positive for malting barley selections. Saskatchewan Agriculture and Food estimates that 48% of the barley grown in the Province graded as malt, compared with the 10-year average of 33%.

Global beer demand continues to rise, with growth rates estimated at 3 to 4% per year. The main source of higher demand comes from emerging markets. This growth is attributable to increasing demand from China and Latin America, which is expected to gradually offset decreasing trade with Russia.

The CWB holds a monopoly on Canadian malt barley sales to domestic and international customers. Sales are made directly by the CWB or by Accredited Exporters of the CWB such as Viterra. Canadian maltsters purchase all of their malting barley from the CWB, with prices for malting barley based on North American and international market prices. The malting industry is the largest value-added exporter of grain in Canada and the largest barley customer of the CWB and, for the coming crop year, is expected to purchase more than 50% of available CWB malting barley stocks.

3.3.3 Key Profit Drivers – Agri-food Processing

The key drivers for this segment include volumes and margins.

In the oat processing business, margins are impacted by yield, foreign exchange, oat pricing and product mix. Since raw oats are encased by a low-value hull, which is unusable for human consumption, it takes 1.62 tonnes of raw oats to produce 1 tonne of oat ingredients in an average year. Depending on the quality of raw oats in a particular year, this yield equation can vary between 1.60 tonnes to 1.70 tonnes. Every 0.01 tonne decrease in yield can add about $0.4 million to the cost of production and, as such, has an impact on the margins and profitability in this business. Raw oat quality, in turn, is influenced by oat varieties, soil condition and farm practices. To the extent practicable, the Company selectively contracts for oats (direct farm purchases) to better control the quality and supply of its raw oat inputs, although this must be appropriately managed to mitigate the risk of local crop failures. The ability to blend oats of variable quality can result in a more consistent quality that optimizes plant production.

Oats, as an international commodity, are priced in U.S. dollars. Prices are driven mainly by the world feed grain market and can be quite volatile. While the Company hedges the bulk of the exposure associated with these prices, some basis risk remains. To reduce

the risk of margin erosion due to an appreciation of the Canadian dollar against the U.S. dollar, Can-Oat uses hedging strategies to forward sell anticipated future U.S. dollar net revenue exposures.

Prices of finished goods move up and down on a contract to contract basis with the price of oats and the milling margin negotiated as a separate component.

Product mix can also affect earnings since different types of products will carry different margin contributions. For example, primary oat products typically have lower margins than finished oat products.

For Prairie Malt, energy consumption, labour, and yield maximization (the amount of malt produced from a tonne of barley) are key production drivers. Natural gas is important for production and rising prices can significantly impact margins. In addition, because sales are priced in U.S. dollars, a fluctuating Canadian dollar can affect earnings. Prairie Malt reduces the impact of foreign currency fluctuations by engaging in hedging activities.

3.4 Livestock Feed and Services

The core business activity in this segment is the manufacturing, sale and distribution of feed products. Specialty feed formulations and feed product manufacturing is well diversified between swine, dairy and beef cattle, poultry and other specialty feeds. Feed processing is conducted from six feed mills and two pre-mix manufacturing centres in British Columbia, Alberta, and Manitoba. Unifeed Inc., a wholly owned U.S. subsidiary, also has a feed processing and commodity sales outlet in Logan, Montana.

Through Unifeed Hi-Pro Inc. ("Hi-Pro"), a wholly owned U.S. subsidiary, the Company also owns six feed mills in Texas, Oklahoma and New Mexico that manufacture complete feeds, supplements and pre-mixes for ranchers and dairy farmers in Texas, New Mexico, Colorado and other southwest U.S. markets. Hi-Pro also owns and operates a shuttle train unloading facility near its mill in Dexter, New Mexico, which processes corn for regional dairy producers.

2008 Gross Profit – North America


47.6% CANADA $32,132,891
52.4% UNITED STATES $33,932,438

Source: Viterra Company Reports

The Company manufactures complete feeds, pre-mixes and supplements. Complete feeds provide all, or a significant portion of, the nutritional requirements of the livestock being fed. Pre-mixes and supplements supply a base mix of vitamins and minerals to livestock producers who do their own complete feed manufacturing.

This segment also engages in a number of value-added services to complement its manufacture, sale and distribution of feed products and to enhance its relationships with livestock customers. These include financial services, nutritional consulting, farm operation consulting and ingredient forward contracting services on behalf of livestock producers.

Viterra offers financing programs to livestock producers through UniFinance and Unifeed Financial[1]. UniFinance provides secured financing for quota purchases, the purchase of breeding stock, certain capital farm improvements, refinancing of unsecured debts, and equipment purchases. Credit advances through this program are administered by the Company and borrowers are required to purchase their livestock feed products from Viterra. Unifeed Financial acts as an agent for a Canadian Schedule I bank, which provides the financing. The program is administered by the Livestock Feed and Services division in conjunction with the Financial Products division. Additional information regarding this activity can be found in Section 3.5.

Viterra also has a 31.4% ownership interest in The Puratone Corporation ("Puratone"), an integrated commercial hog production company based in Manitoba. Puratone produces more than one million hogs per year and 300,000 tonnes of feed, most of which is fed to Puratone-owned hogs. As of October 31, 2008, the Company had written off its investment in Puratone to reflect the impact of the downturn within the Canadian hog industry on this business. Viterra no longer has any financial exposure to this investment.

3.4.1 Livestock Feed and Services Market

Canada accounts for approximately 4% of the global feed market. Within Canada, the Prairies account for about 22% of all commercial feed production, ranking second behind Ontario and Quebec, which collectively account for about 68%. The underlying fundamentals of the animal feed industry are directly related to the supply and demand trends in the species that consume the feed.

Canada exports about 50% of the beef and pork it produces, either as meat or live animals. Beef exports are expected to remain strong since North America's land base includes significant areas suitable for cattle grazing and emerging countries are currently focused on developing their own poultry and pork production instead of developing competing beef industries. Higher ingredient prices are not expected to have a significant impact on this sector since beef cattle are typically grazers, raised on land unsuitable for growing crops. They tend to consume naturally grown products like hay, silage and grass as the major component of their diet. As such, feed sales by Viterra to the beef sector comprise low-inclusion vitamin and mineral supplements, pasture supplements and feed ingredient commodities. Additional feed inputs, made available

1 UNIFINANCE and UNIFEED FINANCIAL are trademarks of Viterra Inc.

from the byproducts of ethanol production, are also expected to further supplement beef feed ingredients, keeping the economics manageable for the beef producer.

The dairy sector in Canada is controlled by supply management, and demand is expected to remain relatively stable. In the U.S. in the areas served by Hi-Pro, the Company expects solid growth over the long-term due to the relocation of industrial milk production from California and other states to Texas and New Mexico, and the continuing construction of large cheese processing plants in that region. Total dairy cow numbers in Texas and New Mexico are roughly half of the total number of cows in all of Canada. Feed sales to the dairy sector range from high-inclusion rate supplements in Canada to low-inclusion mineral pre-mixes in both Canada and the U.S. This segment is also a major supplier of feed ingredient commodities, such as barley in Canada and corn in the U.S. Most of the mixed feed the Company sells to the hog sector is complete feed, although vitamin and mineral pre-mixes are also sold to producers who mill their own feed. U.S. feed milling operations do not manufacture or sell significant quantities of hog feed.

Poultry producers purchase complete feed from commercial feed mills since there are very few Canadian poultry producers large enough to economically mill their own feed. Poultry production is tightly controlled both provincially and nationally, and the Company does not expect significant expansion in this area apart from demand driven by population growth. U.S. feed milling operations do not produce or sell significant quantities of poultry feed.

Throughout the industry, surplus capacity in some regions has resulted in competitive pricing and margin pressures, driving ongoing consolidation. Many competitor feed manufacturing assets are antiquated and in need of significant maintenance capital, which could put pressure on poorly funded players. Growing consumer concern over food safety has also resulted in regulatory changes that may prove challenging for on-farm feed manufacturing operations and outdated commercial feed mills. As a result, Viterra's business has a certain competitive strength since most of its assets are either new or have been substantially upgraded in recent years. All of Viterra's Canadian feed mills are federally certified or compliant with Hazard Analysis Critical Control Point ("HACCP") guidelines, the internationally recognized system of quality control management for food safety. Viterra's U.S. feed milling assets are fully compliant with local state and federal operating standards for feed milling.

3.4.2 Key Profit Drivers – Livestock Feed and Services

The key performance driver in feed manufacturing is the volume of feed tonnes sold since feed prices tend to fluctuate in response to the cost of ingredients, which are passed onto the consumer. Margins are relatively stable over a 12-month period and remain relatively consistent year-over-year in the range of $41 to $43 per tonne on average. However, there can be some seasonal variability in the U.S. market, with lower margins generated in the spring when the sales product mix shifts to lower margin products aimed at commercial feedlots.

Over a 12-month period, total feed and ingredient volumes for Viterra are expected to average about 2.4 million tonnes, of which about 1.0 million tonnes will be manufactured and sold in Western Canada. This tonnage is influenced by the demand for feed, which is driven by a number of economic factors, including the demand for protein in North America and around the world. Regionally, demand for livestock feed products can be influenced by a number of local factors such as dairy and poultry quotas, the availability and cost of feed grains and other ingredients, local farm ranching infrastructure and farm products processing infrastructure.

3.5 Financial Products

Through Viterra Financial[2] and Unifeed Financial, the Company acts as an agent of a Canadian Schedule I chartered bank. On behalf of the bank, Viterra Financial extends unsecured trade credit at competitive rates to the Company's agri-products customers. This credit enables producers to purchase the Company's crop protection, fertilizer, seed and equipment products, with repayment terms structured to meet the producer's cash flow needs. Unifeed Financial offers secured loans from the bank to customers to purchase feeder cattle and feeder hogs, as well as related feed inputs, with terms that do not require payment until the livestock is sold. In both programs, the Company directly manages the customer relationship and receives a fee for performing front-end customer review and credit adjudication services, and provides an indemnity to the bank for a portion of any loan losses (See Section 13.2 Viterra Financial and Unifeed Financial). Total approved credit managed by this group is approximately $1.4 billion.

Between 2002 and 2007, the Company also acted as an agent for Farm Credit Canada ("FCC"), extending secured retail credit to SWP's farming customers for the purchase of crop input products. The Company received a fee for the administration of these accounts. Consistent with past years, the financial results for this activity were consolidated in the Agri-products segment. This program was discontinued in January 2008 and credit products for customers in the program transitioned to Viterra Financial.

In addition to these credit programs, this segment also offers ancillary financial and risk management products to producers.

3.5.1 Financial Products Market

Credit demand is determined by the purchasing needs of producers, increases in the prices of crop inputs, economics in the livestock industry, and the availability and pricing of other sources of credit.

The demand for financial services has increased dramatically in the last 10 years. Rising crop input prices, the growing number of larger, more complex farming operations, and the reduction of traditional lenders willing to support 100% of farm operating

2 VITERRA FINANCIAL is a trademark of Viterra Inc.

expenses have led to a shift in how agri-businesses are financed. Competitively, many smaller crop input retailers are not able to adequately finance the credit needs of their customers, and therefore, do not have similar programs in place. While traditional trade credit is offered by many larger suppliers, Viterra Financial is able to offer a broad range of financing options to better align with the customer's cash flow requirements. For example, Viterra offers extended terms that allow farmers to repay their credit lines after harvest, enabling customers to take advantage of future grain delivery opportunities.

3.5.2 Key Profit Drivers – Financial Products

Key performance drivers in the Financial Products segment relate to the level, duration and quality of credit in a given year. These can be influenced by crop input and feed prices, credit quality, producer cash flows and interest rates.

The size of the lending portfolio is determined by the value of the underlying crop input or feed purchases that comprise the portfolio. This, in turn, influences the level of interest income on the portfolio and the resulting fees earned by the Company.

The timing and duration of the credit programs are impacted by the credit quality within the portfolio. Since the portfolio is reviewed and renewed on an annual basis, short-term fluctuations in farm income or producer cash flow do not typically result in any change in credit quality. Viterra maintains an extensive database to track credit history and performance as part of its annual credit adjudication process. Since the Company indemnifies the bank for a portion of its credit losses (see discussion in Section 13.2), credit quality can, therefore, have an impact on the earnings in the segment.

Prevailing interest rates are also a key component to profitability in this segment. Changing interest rates can affect margins as Viterra Financial typically offers programs with extended payment terms. While programs are in place to minimize the effects that increased funding costs might have on the portfolio, unexpected rate changes can still affect profitability.

4. STRATEGIC DIRECTION

Viterra's successful execution of the AU integration was the initial step in the Company's growth and diversification strategy, with the goal of becoming a global agri-business leader and a key supplier of ingredients to the world. The scorecard at the end of this section depicts the Company's achievements with respect to its integration work and the strategic growth plans that were put in place for 2008.

As Viterra looks forward, the Company's strategic focus can best be defined by two key objectives: geographical diversification and expansion of value-added processing to increase the earning base while maintaining a competitive and flexible capital structure.

Viterra's international strategy specifically targets regions that are in prime environments for consolidation, beyond the borders of our core western Canadian grain and agri-products business. The Company can accomplish this by expanding its successful Canadian consolidation strategy to new regions of the world and leveraging its own core competencies. The international diversification strategy is focused on acquiring assets and marketing commodities in regions of the world that grow commodities that Viterra already markets, maximizing full value chain margins. Viterra's North American assets are well positioned for this. Strategic acquisitions in politically stable regions of the world, including the United States, Europe and Australia, would provide the origination capabilities to increase the Company's scale and scope with destination customers, further developing dominant competitive positions and providing proximity to higher growth markets around the globe.

As part of this strategy, the Company established an International Grain division in 2008, opening new offices in Calgary and Singapore, with plans to open an office in Geneva in 2009. This staged approach was designed to enhance the Company's international grain expertise and allow Viterra to capitalize on the growing global demands in agriculture.

The acquisition of additional value-added processing operations would further diversify Viterra's earnings base and expand margins, enabling Viterra to balance its growth strategy and earnings stability. The Company's intention is to build on its existing capabilities, processing food and feed ingredients for the global marketplace. Over the last year, Viterra has acquired three feed mills in the United States and one in Canada. Viterra is actively looking for larger international opportunities in the food and feed ingredient businesses to further vertically integrate into value-added processing. The Company actively seeks assets where it can leverage its existing origination value chain and expertise to create synergies and efficiencies. As global demand for food and feed continues to increase, the opportunities for this industry continue to expand.

Value-added investment is expected to allow Viterra to earn higher margins and further extend its reach along the entire value chain. The Company now has a stable platform on which to build its value-added capabilities to other regions of the world. While the Company has not abandoned options to build, the preference is to pursue growth in a manner that offers the greatest prospective financial returns. This includes acquisitions as well as initiatives that enhance the value of existing assets. This allows Viterra to continue to participate in consolidation opportunities, while avoiding escalating construction costs. At the same time, it provides for quicker market entry and expansion, the prospect of more immediate financial returns and the ability to acquire management expertise. Quality growth and earnings stability will come from maximizing returns on our existing assets and acquiring new businesses to leverage those returns in the future.

The Company assesses the strategic fit of all potential opportunities and plans to pursue only those activities with

acceptable risk-adjusted return profiles. As the Company pursues growth, it will focus on maintaining certain credit quality objectives that are consistent with its goal of achieving investment grade credit ratings in the future.

Metric	Target
Total Debt-to-Capital	30% – 40%
Total Debt-to-EBITDA	<3X
EBITDA Interest Coverage	>5X

In pursuing its long-term goals, Viterra's focus is on controlled, strategic growth and diversification, capturing value from global industry consolidation while maintaining a stable and quality earnings profile. The Company intends to aggressively manage its cost structure and prudently manage risks to maximize shareholder value as it grows the business.

The current economic environment has not been kind to many sectors across the global economy, effectively choking off access to capital and debt markets, depressing valuations, and forcing over-levered companies to make tough decisions. Viterra maintains one of the strongest balance sheets in the industry and remains committed to preserving its financial flexibility across business cycles. After raising $441.5 million of equity in May 2008, Viterra has a total debt-to-capital ratio of 22.2%, and combined with strong cash flow from operations, has a solid base and stable earnings platform on which to expand to new geographies and further expand the value-added chain. With valuation metrics now more reasonable than those seen in the last decade, Viterra is ideally positioned to successfully execute on its strategic growth plan.

2008 Strategy Scorecard
Integrate the operations of Saskatchewan Wheat Pool Inc. and Agricore United:
✓ Achieved $110 million in synergies by year end versus a $104 million target ✓ Secured $400 million term facility and repaid $232 million in bridge financing ✓ Implemented a five-year common labour platform, company-wide pay for performance model and succession planning program ✓ Implemented an employee share purchase program ✓ Completed Viterra's country rationalization program, reducing Viterra's share of industry capacity by 2 points to 35% ✓ Amalgamated Can-Oat Milling within Viterra and combined Westco's operations within the Agri-products division ✓ Rationalized 167,000 metric tonnes or 22% of the Company's port terminal capacity in Thunder Bay ✓ Completed system integration work and combined all corporate office functions
Enhance international grain expertise to allow Viterra to capitalize on the growing demands in agriculture:
✓ Hired Senior Vice-President, International Grain and opened trading offices in Calgary and Singapore ✓ Developed effective global freight capabilities
Enhance the value of Viterra's existing network and product offerings:
✓ Acquired two Agri-products retail locations, bringing Viterra's retail network to 252 locations across Western Canada ✓ Expanded Viterra's specialty oats processing capabilities ✓ Increased percentage of 50- and 100-car loaders to 91% of total capacity ✓ Launched a Carbon Credit Program in Alberta and executed a supply agreement with a western Canadian energy corporation ✓ Launched a new canola variety and two crop protection products under Viterra label
Expand or enter into new value-added processing:
✓ Acquired three feed manufacturing plants and a feed retail outlet in the United States, expanding U.S. manufacturing capacity by 68% ✓ Expanded Viterra's Canadian pre-mix feed manufacturing capacity by 100%
Positioned Viterra for growth to geographically diversify its core operations in North America and, potentially, abroad:
✓ Issued $441.5 million in equity in May 2008 to fund future growth ✓ Initiated M & A discussions with a number of agri-businesses in North America and abroad to determine strategic fit ✓ Remained active in discussions on potential future opportunities to expand Viterra's value-added processing capabilities

5. CORE CAPABILITIES

In addition to the capital resources discussed in detail in the Liquidity and Capital Resources section of this report, Viterra has a number of core competencies that should enable it to achieve its strategic initiatives.

5.1 Solid Financial Position and Strong Operating Leverage in Uncertain Times

Viterra currently enjoys certain benefits from its operating leverage since the Grain and Agri-products segments are largely fixed-cost structures. As such, incremental improvements in revenues and margins translate almost directly into incremental improvements in EBITDA. The Company expects it will continue to generate significant free cash flow to enable it to pursue its strategic growth objectives.

During fiscal 2008, the Company issued $441.5 million of equity, with the proceeds earmarked for growth. These funds, together with significant ongoing cash provided by operations, positions the Company well for the future.

Viterra's capital structure is solid with longer term credit facilities in place to support its ongoing financial requirements. In 2007, the Company secured an $800 million operating line to fund its core operations and provide the capacity to finance its expanding business. The working capital facility currently carries an interest rate of approximately 2.5%, or 90 basis points over Bankers' Acceptance, and has a final maturity of 2012. In the spring of 2008, Viterra secured a $400 million term loan, using approximately $232 million to repay a bridge facility that was secured to purchase Agricore United. The remainder is available for general corporate purposes, including acquisitions. The following table details the Company's term debt facilities:

Facility	Term	Interest Rate
$400M Term Loan	Due 2013	Average rate: 5.9%
$100M Senior Unsecured Notes	Due 2013	8.0%
$200M Senior Unsecured Notes	Due 2017	8.5%

Despite the current credit crisis, the majority of western Canadian farmers are financially strong and have access to the necessary credit to fund their ongoing operations. Through Viterra Financial, farmers have access to up to $1.4 billion in credit to support their agri-products purchases in fiscal 2009. In addition, farmers' net incomes for 2008 are expected to be some of the best on record, increasing by 16% from 2007. This, coupled with the above-average crop harvested this fall, should provide the necessary cash flows to finance their operations going forward.

Viterra regularly evaluates its counterparty risk with respect to its relationships with global customers and employs solid risk management practices to manage those relationships. Viterra has reviewed its counterparty risk and is comfortable that it currently does not have any material exposure in this regard.

With respect to Viterra's pension plans, the current downturn in the financial market has had an impact on asset valuations. As a result, based on current estimates, the Company expects to make additional quarterly payments of $5.6 million in fiscal 2009, up from quarterly payments of $1.5 million in 2008 (see Section 13.1 Pension Plans). Funding requirements increase or decrease based on actuarial valuations.

5.2 Diversified and Modern Facility Assets

A substantial infrastructure renewal program to upgrade and replace older, smaller country grain elevators with new, more efficient high throughput elevators ("HTEs") at strategic locations throughout the regions of Manitoba, Saskatchewan, Alberta and British Columbia was substantially completed throughout the 1990s.

The Company believes the geographic dispersion and strategic location of each of the facilities, in addition to its extensive port terminal operations in Vancouver, Prince Rupert, and Thunder Bay, make it possible to attract the throughput volumes required for the Company to be a preferred counterparty for end-use grain markets. The Company's significant footprint in Western Canada positions it as a reliable originator of commodities for its domestic and international customers. Not only does this strategic network diversify the risk of localized weather, but it also allows Viterra to adopt a "value chain management" approach to maximize grain revenue and position it to optimize further opportunities that may result from any change to the regulatory environment.

The geographic dispersion of its extensive crop retailing network permits Viterra to reach a broad group of farm customers, further diversifying the risk of localized economic or other market conditions.

5.3 Efficient Network/Logistics Expertise

The Company's efficient elevator network, and the related logistics expertise it uses to arrange for the optimal receipt of grains into the facilities, minimizes the length of time the grain is held in storage and provides for timely delivery to domestic and international customers. Since railway companies offer incentives for loading products into multi-car unit trains, maximizing railcar usage through Viterra's country network is also an important contributor to profitability. The new incentives for fiscal 2009 range from $4 to $5 per tonne for 50-car loads, to incentives of $8 per tonne on car loads of 100 or more. Viterra is well positioned with about 37% of the industry's 100-car loading capacity, allowing it to offer producers competitive transportation premiums to attract grain into its system and simultaneously capture a profitable increase in market share.

5.4 Quality Control

With consumer awareness and concerns over food safety and "traceability", the Company has established a number of processes

to track and identify crops at every stage of production, from seed to customer, to meet or exceed international standards. Viterra applies HACCP principles and maintains a certificate of conformity to the ISO 22000 (HACCP) standard, the internationally recognized Food Safety Management System, to the operation of its grain handling and feed manufacturing network. Viterra is also registered to the ISO 9001:2000 standard, an internationally recognized Quality Management System for the processing and export of grains, oilseeds and special crops.

5.5 Customer Focused

Viterra is committed to monitoring economic, financial and regulatory developments in the agricultural community to anticipate changing needs and respond accordingly. The Company recently developed a "Customer Solutions" service group to nourish customer relationships, analyze product offerings that align with customer needs and to seek opportunities to grow market share. Viterra believes that executing on initiatives to deliver innovative solutions to its customers will reinforce the Company's prominent position in Canada and abroad and provide it with a competitive advantage over others in the industry.

5.6 Agronomic Services

To complement the Company's other product offerings, Viterra has an agronomic service team in place throughout Western Canada that includes Certified Crop Advisors ("CCAs") and 21 Managers of Agronomic Services ("MASs"). The MASs are dedicated business partners in farming communities across the Prairies, committed to the production cycle from seeding through harvest. Their industry-leading expertise keeps customers current on the latest agronomic technologies and helps customize product packages tailored to a customer's specific needs. They also serve as educators within Viterra's network, training staff on the latest in agronomic trends and product offerings so that front-line staff can tailor solutions-based marketing programs. Together, the services provided by Viterra's CCAs and MASs provide the Company with unique guidance and expertise integral to growers' key business decisions further distinguishing Viterra from its competitors in the industry.

5.7 Proprietary Seed Varieties

Developing the best seed varieties requires a long-term commitment and focus on breeding, trait development and extensive crop evaluation. Viterra's in-house breeding effort is focused primarily on the oilseed sector and includes proprietary canola (Brassica *napus* and Brassica *juncea*) and flax.

Operating the largest Canadian-owned canola breeding program, Viterra develops world-class proprietary canola varieties and is globally recognized for leadership in this area. Throughout the development process, research and technology collaborations from around the globe (such as the Evogene Abiotic Stress gene project initiated in 2008) have been key to ensuring ongoing competitiveness. In flax, Viterra leads the industry in breeding and has been successful in oil profile modification and meeting the needs of both growers and consumptive end-use customers.

In other crops, including cereals and forage seed, Viterra accesses genetics on an exclusive basis from its breeding partners and tests them through Viterra's development group, which represents the most extensive trial system in Western Canada. Whether developed in-house, or sourced from suppliers, Viterra's goal is to provide growers with the best genetics and superior seed varieties to maximize yield and return on investment.

Proprietary products is a key feature of Viterra's seed line and offer additional margin opportunities throughout the Company's value chain. Viterra's proprietary seed line consists of 14 canola varieties and 17 cereal varieties exclusive to Viterra. In many cases, the seed is also identity preserved (IP) under contract. Farmers who purchase seed under IP contract are required to return the production to Viterra at harvest time, allowing the Company to capture full margin potential – from seed development through to the sale to the end-use market.

Through IP contracting, Viterra's farm customers are able to access varieties with very good agronomics and, at the same time, gain a competitive advantage given that much of the IP product sells for a premium in the international marketplace. Viterra's end-use customers receive product that meets their strict specifications from a quality and food safety perspective. It is a model that Viterra is committed to in meeting the food requirements of the global marketplace.

6. QUARTERLY FINANCIAL INFORMATION

As noted, effective May 29, 2007, the Company acquired all of the issued and outstanding shares of AU, which materially increased the assets, liabilities, sales, employees, market share and operating capacity of the Company. As a result, the quarterly information above includes the results of AU since the acquisition date of May 29, 2007. Concurrent with the acquisition, the Company also sold a number of operating assets to Richardson International Limited ("JRI") and Cargill, effective June 30, 2007. While these sales have increased the operating capacity of these competitors, Viterra remains the largest and most efficient grain handling company in Canada based on railcar loading capacity. (See discussion of Viterra's market environment in each of its business segments in Section 3, the discussion of its Core Capabilities in Section 5 and Restructuring and Integration Matters in Section 11).

6.1 Quarterly Seasonality and Trends

In the Grain Handling and Marketing segment, Viterra actively buys and receives grain from customers throughout the year. Grains and oilseeds are tested, cleaned, dried, and blended in

preparation for shipping, and Viterra extracts a margin for these services. Viterra merchandisers market open market grains and oilseeds directly to destination customers and the Company buys and sells CWB grains as an Agent and Accredited Exporter of the CWB.

While grain deliveries, shipments and exports occur fairly steadily throughout each of the quarters, there can be some variation from quarter to quarter depending on demand from destination customers, the CWB export program, weather conditions, rail interruptions, harvest pressures, commodity pricing and producer cash flow requirements. Shipments through the Company's port terminals in Thunder Bay end in late December, when the St. Lawrence Seaway is closed for the winter months, and typically resume near the end of April. In addition, the month of July can be a strong month for grain deliveries as farmers sell their old crop and fill their CWB contracts (which expire July 31) or move it off-farm to make room for the new crop that is harvested from late August to the end of October.

In the Agri-food Processing segment, earnings are relatively fluid with continuous demand for products throughout each quarter. Similarly, Livestock Feed and Services sales are also fairly steady during the year, but tend to peak during the winter months as feed consumption increases. Revenue in the Financial Products segment follows the related pattern of underlying sales in the Agri-products and Livestock Feed and Services segments.

The seasonality of the Company's business is most notable in the Company's Agri-products segment. This trend directly relates to the life cycle of the crop, with more than 75% of the segment's annual sales generated between mid-April to the end of June, when the crop is first planted and begins maturing.

A summary of the specific trends in the Agri-products business for each of the quarters is detailed next.

Quarterly Period November 1 to January 31

Historically, the Company averages about 9% of its agri-products sales during this quarter and receives pre-purchase payments from customers for the spring agri-products. At this time, producers have also completed harvest and are able to assess the performance of their seed, the condition of their soil and may make early determinations on what crops they intend to plant in the spring. This period is an important sales promotion and marketing period for the Company as it works to secure sales commitments for the spring season.

Quarterly Period February 1 to April 30

Historically, Viterra generates an average of about 16% of its agri-products sales in this quarter. During this time, the Company prepares for the highly compressed spring selling period as it begins to source, purchase and distribute product through its retail network in anticipation of spring sales, and launch its spring promotional programs. Agronomic specialists are also actively working with producers during this time to develop their operational plans and customize solutions based on the specific needs of the producer.

Quarterly Period May 1 to July 31

The Company's agri-products sales during this quarter historically average about 67% of total sales. During this period, producers take delivery of pre-purchased agri-products and begin planting, fertilizing and tending to their crops. Producers carefully monitor crops for insects, weeds and disease during June and July and will apply various crop protection products depending upon these factors. Equipment sales typically begin at the end of this quarter as producers anticipate their storage requirements for the harvest season.

Quarterly Period August 1 to October 31

Agri-products sales during this period historically average about 8% of total sales. Producers purchase crop protection products and equipment from the Company in preparation for harvest. After harvest, producers have their soil tested for nutrient levels and begin to purchase fertilizers. Although not as intense as the spring period, fertilizer sales also increase in the fall, once harvest is complete, and producers begin preparing the soil for next year's crop. The fall fertilizer application restores nutrients to the soil that are needed for spring planting.

Select Quarterly Financial Information

For the quarters ended
($ millions – except per share amounts)
(Unaudited)

	October 31, 2008 Q4[2]	July 31, 2008 Q3[2]	April 30, 2008 Q2[2]	January 31, 2008 Q1[2]	October 31, 2007 Q5[2]	July 31, 2007 Q4[1,3]	April 30, 2007 Q3[3]	January 31, 2007 Q2
Sales and other operating revenues	**$ 1,716.8**	$ 2,218.2	$ 1,525.4	$ 1,317.1	$ 1,285.9	$ 1,400.2	$ 401.5	$ 447.6
Net earnings	**$ 46.8**	$ 166.7	$ 33.6	$ 41.2	$ 0.9	$ 98.5	$ 9.2	$ 7.9
Basic and diluted earnings per share	**$ 0.20**	$ 0.71	$ 0.16	$ 0.20	$ –	$ 0.58	$ 0.10	$ 0.09

1 Includes consolidation of results of AU from May 29, 2007, (the date of acquisition)
2 Includes consolidation of results of AU for the entire quarter
3 As restated, see Note 2(p) of Consolidated Financial Statements

7. CONSOLIDATED QUARTERLY OPERATING RESULTS

Fourth Quarter Operating Highlights

(in thousands – except percentages, margins and per share amounts)
For the three months ended October 31

(Unaudited)	2008	2007[1]	Better (Worse)
Operating Results			
Sales and other operating revenues	**$ 1,716,818**	$ 1,285,908	$ 430,910
Gross profit and net revenues from services	**$ 223,432**	$ 180,317	$ 43,115
Operating, general and administrative expenses	**$ (123,174)**	$ (118,039)	$ (5,135)
EBITDA	**$ 100,258**	$ 62,278	$ 37,980
Amortization	**$ (30,226)**	$ (32,281)	$ 2,055
EBIT	**$ 70,032**	$ 29,997	$ 40,035
Integration expenses	**$ (2,358)**	$ (11,077)	$ 8,719
Gain (loss) on disposal of assets	**$ (206)**	$ 2,481	$ (2,687)
Financing expenses	**$ (6,271)**	$ (14,151)	$ 7,880
Net earnings	**$ 46,790**	$ 842	$ 45,948
Basic and diluted earnings per share	**$ 0.20**	$ –	$ 0.20
Cash flow before working capital changes	**$ 73,131**	$ 39,175	$ 33,956
Cash flow per share – basic and diluted	**$ 0.31**	$ 0.19	$ 0.12
Property, plant and equipment expenditures	**$ (20,409)**	$ (8,217)	$ (12,192)
Grain Handling and Marketing Segment			
Gross profit and net revenues from services	**$ 108,727**	$ 112,353	$ (3,626)
EBITDA	**$ 70,091**	$ 62,414	$ 7,677
Sales and other operating revenues	**$ 1,182,716**	$ 963,877	$ 218,839
[A] Industry receipts – six major grains (tonnes)	**8,526**	8,521	5
Industry shipments – six major grains (tonnes)	**8,276**	8,733	(457)
[B] Primary elevator receipts – six major grains (tonnes)	**3,684**	3,748	(64)
Primary elevator shipments – (tonnes)	**3,466**	4,367	(901)
Six Major Grains	**3,310**	4,219	(909)
Industry terminal handle – six major grains (tonnes)	**5,741**	6,933	(1,192)
Port terminal receipts (tonnes)	**2,083**	2,640	(557)
Market share (%) – Country Receipts [B]/[A]	**43.2%**	44.0%	(0.8 pt)
Margin ($ per grain tonne shipped)	**$ 31.37**	$ 25.73	$ 5.64
Agri-products Segment			
Gross profit and net revenue from services	**$ 89,789**	$ 41,979	$ 47,810
EBITDA	**$ 44,033**	$ 9,214	$ 34,819
Sales and other operating revenues	**$ 308,072**	$ 172,836	$ 135,236
Fertilizer*	**$ 228,087**	$ 126,779	$ 101,308
Crop Protection	**$ 40,992**	$ 26,385	$ 14,607
Seed	**$ 1,588**	$ 1,612	$ (24)
Equipment sales and other revenue	**$ 37,405**	$ 18,060	$ 19,345
Average Margin	**29.1%**	24.3%	4.8 pt
Agri-food Processing Segment			
Gross profit and net revenues from services	**$ 8,418**	$ 7,029	$ 1,389
EBITDA	**$ 7,140**	$ 6,047	$ 1,093
Sales and other operating revenues	**$ 54,187**	$ 49,271	$ 4,916
Tonnes sold	**80**	106	(26)
Margin per tonne	**$ 105.23**	$ 66.31	$ 38.92
Livestock Feed and Services Segment			
Gross profit and net revenues from services	**$ 11,077**	$ 14,947	$ (3,870)
EBITDA	**$ (7,920)**	$ 2,532	$ (10,452)
Sales and other operating revenues	**$ 181,751**	$ 108,529	$ 73,222
Feed sales (tonnes)	**501**	374	127
Feed margin ($ per feed tonne sold)	**$ 38.86**	$ 48.17	$ (9.31)
Non-feed gross profit & net revenue from services	**$ (8,390)**	$ (3,068)	$ (5,322)
Financial Products Segment			
EBITDA	**$ 3,907**	$ 3,216	$ 691
Corporate Expenses			
EBITDA	**$ (16,993)**	$ (21,145)	$ 4,152

[1] As restated, see Note 2(p) of the Consolidated Financial Statements

* Consolidated sales from retail operations and Westco third party sales

Strong operating performance in Grain Handling and Marketing, Agri-products, Agri-food Processing, and the Financial Products segments drove higher sales in the most recent quarter relative to the comparable quarter of the prior year. Consolidated EBITDA for the quarter improved by $38.0 million to $100.3 million.

Gross margin increases more than offset higher Operating, General, and Administrative ("OG&A") expenses. Higher OG&A expenses for the fourth quarter of 2008 were partially offset by consolidated pension and other post-employment benefit income of $20.4 million. While there were actuarial losses on assets during 2008 due to the downturn in financial markets, pension plan accounting requires that gains and losses are effectively smoothed over future periods, beginning in the following period. The actuarial losses in 2008 will not begin to impact the Company's income directly until 2009 (see Note 16 of the Consolidated Financial Statements).

Amortization expenses of $30.2 million for the quarter decreased by $2.1 million compared to the same quarter in 2007, reflecting changes in accounting estimates to the useful lives of certain capital assets.

Consolidated EBIT (earnings before interest, taxes, gain (loss) on disposal of assets, integration expenses and recovery of (provision for) pension settlement – see Non-GAAP Measures on page 43) for the Company increased by $40.0 million to $70.0 million, compared to EBIT of $30.0 million the year before.

Integration costs incurred during the quarter were $2.4 million, a result of continuing severance, consulting and advisory, and other integration costs incurred by the Company during the period. These costs are down from the $11.1 million incurred for the same period of 2007. (See discussion of Restructuring and Integration Matters in Section 11).

Financing costs were $6.3 million for the quarter, down $7.9 million from the comparable period last year, mainly due to decreased levels of short-term borrowings and lower interest rates on the Company's debt facilities as well as interest income generated on the Company's short-term investments.

Higher EBIT and lower integration and financing expenses, offset partially by proportionally higher income tax expense, resulted in consolidated net earnings of $46.8 million ($0.20 per share), compared to consolidated net earnings of $0.8 million in the same quarter of the prior year ($0.00 per share).

Viterra generated cash flow provided by operations of $73.1 million ($0.31 per share) for the three months ended October 31, 2008, compared to $39.2 million ($0.19 per share) in the same three months of 2007. During the fourth quarter, the Company's non-cash working capital decreased by $182.9 million from the third quarter, which mainly reflects the seasonality of the business with higher accounts payable during the period. Higher cash flow provided by operations, together with the decrease in non-cash working capital, resulted in total cash from operating activities of $256.0 million in the fourth quarter compared to $262.9 million in the fourth quarter of 2007.

7.1 Grain Handling and Marketing

EBITDA was $70.1 million, $7.7 million higher than the same quarter last year, reflecting higher margins per tonne and lower OG&A expenses, which included the favourable pension adjustment noted below, partly offset by lower grain shipments.

Viterra shipped 3.5 million tonnes in the quarter, 0.9 million tonnes less than the same period a year ago. This was due to a 0.5 million tonne decline in industry shipments coupled with a lower Viterra share of industry shipments compared to the same quarter of 2007. Last year the harvest was early and, as a result, more grain flowed into the system in the August to October period. Additionally, lower grain prices in the most recent quarter prompted growers to withhold grain deliveries into the system in anticipation of improved global grain prices in subsequent periods.

Grain margins improved by 21.9% over the same period last year to $31.37 per tonne. Better margins were the result of operational efficiencies in the value chain related to freight incentives, handling, cleaning, drying, and blending opportunities that were accentuated by unprecedented commodity prices in 2008, as well as improvements to merchant margins. In addition, there was approximately $2.00 per tonne of synergies in the fourth quarter resulting from efficiencies achieved through the combination of the SWP and AU operations.

Gross profit and net revenues from services was $108.7 million for the quarter, down slightly from last year's gross profit of $112.4 million. This decrease is due to lower grain shipments, offset, in part, by higher per-tonne margins during the quarter. OG&A expenses were $38.6 million for the quarter, which included $13.8 million of pension income in this segment during the period (as noted in Section 7 Consolidated Quarterly Operating Results). Excluding the pension income, OG&A expenses increased by $2.5 million over the same three-month period of 2007. The increase reflected additional wages, salaries and benefits, and new costs associated with the implementation of an employee share purchase plan and short-term incentive accruals in the most recent quarter, offset partially by cost synergies realized during the period relating to the integration of AU.

EBIT for the Grain Handling and Marketing segment was $59.0 million for the three months ended October 31, 2008, compared to EBIT of $49.1 million in the same quarter of 2007.

7.2 Agri-products

Agri-products sales remained strong during the fourth quarter, rising by $135.2 million to $308.0 million. The increase was due largely to higher fertilizer prices, offset in part by lower volumes. World fertilizer prices began declining during the latter part of the quarter, prompting producers to delay fertilizer purchases in

anticipation of possible lower prices in coming periods. Additionally, excessive moisture levels in parts of Western Canada this fall also led to reduced applications of NH_3.

Seed sales remained relatively the same compared to the fourth quarter last year at $1.6 million. Sales of the Company's crop protection products increased $14.6 million, primarily driven by higher demand and prices for glyphosates (herbicides used to control weeds). Equipment sales and other revenue were $19.3 million higher than the same period last year, reflecting higher storage bin and auger sales and the recognition of a $10.1 million research and development investment tax credit, offset by lower NH_3 custom application revenue during the period.

Gross margin remained strong during the quarter, increasing $47.8 million to $89.8 million from $42.0 million. Additionally, in accordance with GAAP, management estimates the value of its inventory each period at the lower of cost and net realizable value. Gross margin includes an inventory writedown of $24.0 million to reflect the net realizable value of the Company's fertilizer inventory as at October 31, 2008. Excluding the inventory writedown, the net increase in gross margin compared to the prior quarter was $71.8 million. This increase was largely due to the increase in fertilizer, crop protection products and equipment sales in the most recent quarter.

OG&A expenses increased by $13.0 million, but included an asset retirement obligation charge of $9.9 million (see Section 15.4 Environmental Matters), offset in part by $5.5 million of pension income (as noted in Section 7 Consolidated Quarterly Operating Results). The remainder of the increase was due to additional wages, salaries and costs related to the Company's new employee share purchase plan, short-term incentive accruals, and, as a result of the amalgamation of Westco into Viterra on November 1, 2008, the Company accrued severance costs of $3.6 million, offset by cost synergies realized during the period relating to the integration of AU. Last year, the Company also had a reduction on its loan loss provision, which had a favourable impact on OG&A expenses in the final quarter of 2007.

EBITDA improved by $34.8 million in the quarter to $44.0 million, compared to the same period in 2007, a result of higher gross profit offset, in part, by higher OG&A expenses.

EBIT for the Agri-products segment for the final quarter of 2008 was $29.8 million, compared to an EBIT loss of $5.6 million for the same quarter of 2007.

7.3 Agri-food Processing

Segment sales for the last quarter were $54.2 million, 10.0% higher than the $49.3 million reported in the same quarter ended October 31, 2007. Gross margins improved by $1.4 million, or 19.8% over last year while average margins increased by 58.7% to $105.23 per tonne compared to $66.31 per tonne in 2007. Prairie Malt benefited mainly from improved margins on higher selling prices while Can-Oat's margins improved due to higher sales prices and improved yields.

EBITDA of $7.1 million improved by $1.1 million (18.1%) for the quarter ended October 31, 2008 compared to the same period in 2007, due to improved commodity prices and margins, offset partially by lower volumes and higher operating expenses. EBIT for the last quarter of 2008 improved by $1.4 million, to $5.7 million, compared to EBIT of $4.3 million in the same quarter of 2007.

7.4 Livestock Feed and Services

Feed sales of $181.8 million for the quarter ended October 31, 2008 were $73.2 million higher than the same period last year. Gross profit on feed for the quarter was $19.5 million, compared to $18.0 million in the prior comparable period. Higher sales and gross profit is primarily a result of higher volumes attributable to the Company's acquisitions of:

- Sunrise Feeds LLC ("Sunrise"), a U.S. manufacturer and retailer of beef, horse and other animal feed and pasture supplements, which closed on March 3, 2008,
- V-S Feed and Agri-Supplies Ltd. ("V-S Feed") in Alberta, which closed April 7, 2008, and
- Gore Bros., Inc. and Gore's Trucking, Inc., which closed on April 28, 2008.

Segment results also include an $8.4 million loss in non-feed gross profit, which includes a further provision of $5.7 million related to the Puratone investment and losses attributable to the Company's equity share in that investment. The loss and writeoff of this investment reflect the continuing downturn in the hog market. As of October 31, 2008, Viterra does not have any further exposure to Puratone.

OG&A expenses for the quarter were $19.0 million, $6.6 million higher than the same period last year. The increase reflects $4.2 million of losses, which resulted when the Company settled a number of existing contractual obligations with several hog producers. Viterra has determined that livestock production is not a strategic fit for the organization going forward and has taken the necessary steps to exit. The losses also include writedowns on receivables and hog inventory and provisions for ongoing lease obligations on certain hog barns. The Company does not have any further exposure to hog production, but will continue to supply feed to the industry.

Additional fourth quarter OG&A expenses for the segment reflect costs associated with the new feed manufacturing plants that were acquired during fiscal 2008.

The EBITDA loss for the quarter was $7.9 million (after provisions and writedowns of $12.0 million were taken during the quarter). This compares to EBITDA of $2.5 million for the same quarter ended October 31, 2007.

EBIT was a loss of $10.7 million for the three months ended October 31, 2008 compared to an EBIT loss of $0.3 million in the fourth quarter of 2007.

7.5 Financial Products

Results for the segment have some component of seasonality. The fourth quarter reflects a period in which accounts are still typically high, reflecting deferred producer purchase programs. EBITDA of $3.9 million in Financial Products relates to fees generated by Viterra Financial and Unifeed Financial during the quarter. This compares to EBITDA of $3.2 million for the same period last year and reflects a larger portfolio value, a result of the expanded credit base and higher sales values in 2008. EBIT for the quarter was $3.8 million.

7.6 Corporate

Corporate expenses of $17.0 million in 2008 (2007 – $21.1 million) reflect cost synergies realized from the acquisition of AU, partially offset by higher wages, salaries and costs related to the Company's new employee share purchase plan, short-term incentive accruals and $1.1 million of pension income (as noted in Section 7 Consolidated Quarterly Operating Results).

8. ANNUAL FINANCIAL INFORMATION

8.1 Summary of Consolidated Results

Consolidated sales and other operating revenues for the year increased $3.2 billion to $6.8 billion (2007 – $3.5 billion). Stronger sales contributed to further improvements in gross margins, which rose to $1.0 billion, compared to $0.6 billion for the year ended October 31, 2007. Annual sales and margins benefited from the contributions of the AU assets, which were acquired in 2007, along with a combination of improved grain volumes and strong commodity prices.

OG&A expenses were $494.3 million for the 12 months ended October 31, 2008, $165.9 million higher than the comparable period last year. Higher OG&A expenses reflect a full year of expenses attributable to the AU acquisition (compared to only five months of expenses in the prior comparable period). These were partially offset by $19.9 million in consolidated pension and other post-employment benefit income (See Section 7 Consolidated Quarterly Operating Results). A detailed description of OG&A expenses is included in each segment's discussion of annual results.

Selected Consolidated Financial Information

(in thousands – except percentages and per share amounts)

	Actual 12 Months Ended Oct. 31, 2008	Actual 12 Months Ended Oct. 31, 2007[1,2]	Better (Worse)	Actual 12 Months Ended Oct. 31, 2008	Actual 15 Months Ended Oct. 31, 2007[2]	Better (Worse)
Sales and other operating revenues	**$ 6,777,566**	$ 3,535,174	$ 3,242,392	**$ 6,777,566**	$ 3,875,816	$ 2,901,750
Gross profit and net revenues from services	**$ 1,026,831**	$ 594,194	$ 432,637	**$ 1,026,831**	$ 643,826	$ 383,005
Operating, general and administrative expenses	**(494,227)**	(328,372)	(165,855)	**(494,227)**	(375,828)	(118,399)
EBITDA	**532,604**	265,822	266,782	**532,604**	267,998	264,606
Amortization	**(106,832)**	(62,940)	(43,892)	**(106,832)**	(70,391)	(36,441)
EBIT	**425,772**	202,882	222,890	**425,772**	197,607	228,165
Integration expenses	**(14,622)**	(20,029)	5,407	**(14,622)**	(20,029)	5,407
Recovery of (provision for) pension settlement	**3,356**	(5,000)	8,356	**3,356**	(5,000)	8,356
Gain on disposal of assets	**1,263**	35,234	(33,971)	**1,263**	35,287	(34,024)
Financing expenses	**(37,785)**	(33,994)	(3,791)	**(37,785)**	(36,178)	(1,607)
	377,984	179,093	198,891	**377,984**	171,687	206,297
Provision for corporate taxes						
Current portion	**(19,422)**	(2,540)	(16,882)	**(19,422)**	(2,617)	(16,805)
Future portion	**(70,280)**	(60,058)	(10,222)	**(70,280)**	(57,709)	(12,571)
Net earnings	**$ 288,282**	$ 116,495	$ 171,787	**$ 288,282**	$ 111,361	$ 176,921
Earnings per share	**$ 1.31**	$ 0.84	$ 0.47	**$ 1.31**	$ 0.86	$ 0.45

1 These results reflect the actual unaudited consolidated results for the Company for the period November 1 to October 31, 2007 to align the Company's new fiscal period and are provided for comparative purposes only. These results include the results from the operations of Agricore United effective May 29, 2007 (the date of acquisition).

2 As restated, see Note 2(p) of the Consolidated Financial Statements

During the 12-month period ended October 31, 2008, Viterra generated EBITDA of $532.6 million, an increase of $266.8 million compared to the same 12-month period of 2007, which only included five months of results related to the AU acquisition compared to a full year of results in the current period. Higher gross margins and increased efficiencies in the Grain Handling and Marketing, Agri-products and Agri-food Processing segments were the main drivers for improved earnings in 2008.

A complete description of each segment's operating performance begins with Section 8.2.

Amortization for the year was $106.8 million compared to $62.9 million last year. The increase was largely the result of a full year's expense on the additional AU assets, which were revalued to their fair market value at the time of acquisition and are now being amortized based on their revised carrying costs.

Integration costs of $14.6 million reflect severance, consulting and advisory costs, and other integration costs incurred by the Company in 2008. This is a decrease from the $20.0 million of integration expenses incurred in 2007. Viterra's integration plans as at October 31, 2008 were virtually complete. More detail on these costs has been included in Section 11 Restructuring and Integration Matters.

The Company recorded a $1.3 million gain on disposal of assets related to a number of capital asset sales during the year. This compares to last year's gain on disposal of assets of $35.2 million, which consisted mostly of the sale of Viterra's North Shore terminal to Cargill and a gain on the Company's disposition of its shares in the Winnipeg Commodity Exchange.

Financing expenses were $37.8 million for the year. This is net of $18.8 million of interest income (which includes a $6.3 million interest recovery related to an appeal of a federal tax reassessment) and a $7.6 million CWB carrying charge recovery. Financing expenses were $34.0 million in the same period of 2007, net of $2.7 million of interest income and a $4.1 million CWB carrying charge recovery. After adjusting for interest income and recoveries, financing expenses increased by $29.7 million to $70.5 million in 2008. This increase reflects the higher debt levels throughout 2008 relating to debt on the AU purchase. While much of the acquisition debt was repaid in late 2007, the remaining outstanding debt was subsequently refinanced in April with a long-term credit facility. A portion of the increase also relates to higher short-term borrowings due to higher working capital levels (see Section 9.2 Non-Cash Working Capital) that were required to finance higher volumes (at higher commodity values) and additional agri-product inventory to supply the Company's expanded network of assets.

For the year ended October 31, 2008, the Company recorded a net recovery of $3.4 million on its pension settlement. On July 1, 2008, the Company and the Grain Services Union ("GSU") finalized the settlement of the dispute surrounding the SWP/GSU Pension Plan. The Company reversed the previous $20.0 million provision, ($15.0 million was recorded in fiscal 2006 and $5.0 million was recorded in fiscal 2007) which reflected management's best estimate of the potential liability required to resolve the dispute at the time. The initial $16.6 million funding requirement was expensed in 2008, with the net amount of $3.4 million reflecting the net recovery on pension settlement for the year. For further information, please refer to Note 16 in the Notes to the Consolidated Financial Statements.

Viterra recorded a net corporate income tax provision of $89.7 million in the 12-month period ended October 31, 2008, compared to a provision of $62.6 million in the same period of 2007. The net provision in 2008 includes:

- a $21.3 million recovery for an adjustment to the Company's future income tax balances as a result of the impact of federal tax reductions that were substantively enacted this year,
- a recovery of $5.0 million for the successful appeal of a federal tax reassessment of its 1997 taxation year, and
- an additional $1.8 million gain for the impact of the non-taxable portion of the related interest recovery.

Excluding the above adjustments, the effective tax rate in 2008 was 31.2%, compared to 35.0% for the same period last year. Due to Viterra's tax loss carry forwards, current taxes largely reflect those

Breakdown of EBITDA By Segment

(in thousands)

	Actual 12 Months Ended Oct. 31, 2008	Actual 12 Months Ended Oct. 31, 2007[1,2]	Better (Worse)	Actual 12 Months Ended Oct. 31, 2008	Actual 15 Months Ended Oct. 31, 2007[2]	Better (Worse)
Grain Handling and Marketing	**$ 299,297**	$ 170,697	$ 128,600	**$ 299,297**	$ 182,224	$ 117,073
Agri-products	**276,863**	124,033	152,830	**276,863**	119,761	157,102
Agri-food Processing	**29,029**	18,224	10,805	**29,029**	21,322	7,707
Livestock Feed and Services	**(6,086)**	5,459	(11,545)	**(6,086)**	5,459	(11,545)
Financial Products	**8,846**	3,895	4,951	**8,846**	3,895	4,951
Corporate	**(75,345)**	(56,486)	(18,859)	**(75,345)**	(64,663)	(10,682)
	$ 532,604	$ 265,822	$ 266,782	**$ 532,604**	$ 267,998	$ 264,606

1 See Note 1 under the table of Selected Consolidated Financial Information in Section 8.1

2 As restated, see Note 2(p) of the Consolidated Financial Statements

of the Company's subsidiary operations and these increased by $16.8 million over last year to $19.4 million.

Viterra's net earnings grew by $171.8 million to $288.3 million during fiscal 2008. Earnings per share for the year were $1.31 compared to $0.84 per share in the same period last year, an increase of 56.0%.

8.2 Grain Handling and Marketing

8.2.1 Industry Shipments

Shipments in any given fiscal year are dependent primarily on grain receipts, which are related to production levels and carry-out stocks from the prior year. Production of the six major grains in 2007 declined by an estimated 2.5% from 2006 production levels. As well, fewer carry-out stocks were available this fiscal year. As a result, industry shipments for the year ended October 31, 2008 declined by 6.3% compared to the same 12-month period of 2007.

8.2.2 Viterra Shipments

For the 12-month period ended October 31, 2008, Viterra's total shipments increased to 14.7 million tonnes compared to 12.5 million tonnes for the same period of the prior year. The improvement in Company shipments over the prior year appears more favourable than those experienced by the industry. However, the Company's 2007 shipments are not comparable to those in the current year since they exclude shipments from AU before May 29, 2007, and include June shipments associated with those sites later sold to Cargill and JRI on June 30, 2007.

A more relevant measure of the Company's performance in this segment is Viterra's market share. Viterra determines its market share based on primary elevator receipts for the six major grains.

Grain Handling and Marketing

(in thousands – except percentages and margins)

	Actual 12 Months Ended Oct. 31, 2008	Actual 12 Months Ended Oct. 31, 2007[1,2]	Better (Worse)	Actual 12 Months Ended Oct. 31, 2008	Actual 15 Months Ended Oct. 31, 2007[2]	Better (Worse)
Gross profit and net revenues from services	**$ 473,657**	$ 317,427	$ 156,230	**$ 473,657**	$ 356,416	$ 117,241
Operating, general and administrative expenses	**(174,360)**	(146,730)	(27,630)	**(174,360)**	(174,192)	(168)
EBITDA	**299,297**	170,697	128,600	**299,297**	182,224	117,073
Amortization	**(41,531)**	(27,084)	(14,447)	**(41,531)**	(30,259)	(11,272)
EBIT	**$ 257,766**	$ 143,613	$ 114,153	**$ 257,766**	$ 151,965	$ 105,801
Operating Highlights						
Total sales and other operating revenue	**$ 4,299,496**	$ 2,279,641	$ 2,019,855	**$ 4,299,496**	$ 2,501,334	$ 1,798,162
[A] Industry receipts – six major grains (*tonnes*)	**31,347**	33,131	(1,784)	**31,347**	41,676	(10,329)
Industry shipments – six major grains (*tonnes*)	**31,513**	33,625	(2,112)	**31,513**	42,230	(10,717)
[B] Primary elevator receipts (*tonnes*)*	**13,613**	11,269	2,344	**13,613**	13,400	213
Primary elevator shipments (*tonnes*)	**14,699**	12,491	2,208	**14,699**	14,569	130
Six Major Grains	**13,650**	12,057	1,593	**13,650**	14,093	(443)
Industry terminal handle – six major grains (*tonnes*)	**20,551**	22,616	(2,065)	**20,551**	28,877	(8,326)
Port Terminal receipts (*tonnes*)	**7,719**	7,711	8	**7,719**	9,153	(1,434)
Vancouver	**4,240**	4,094	146	**4,240**	4,714	(474)
Thunder Bay	**2,123**	2,148	(25)	**2,123**	2,665	(542)
Prince Rupert Grain (Company share)	**1,356**	1,469	(113)	**1,356**	1,774	(418)
Market share (%) – Country Receipts* [B]/[A]	**43.4%**	34.0%	9.4 pt	**43.4%**	32.2%	11.2 pt
Margin (*$ per grain tonne shipped*)	**$ 32.22**	$ 25.41	$ 6.81	**$ 32.22**	$ 24.46	$ 7.76
Licensed storage capacity (*tonnes*)**						
-Industry	**5,312**	5,196	2.2%	**5,312**	5,196	2.2%
-Company***	**1,868**	***	***	**1,868**	***	***
Inventory turns (shipments divided by capacity)						
-Industry	**5.93 x**	6.47 x	(0.54) x	**5.93 x**	6.50 x	(0.57) x
-Company	**7.87 x**	***	***	**7.87 x**	***	***

1 See Note 1 under the table of Selected Consolidated Financial Information in Section 8.1

2 As restated, see Note 2(p) of Consolidated Financial Statements

* Represents Six Major Grains

** CGC's Dec. 28, 2007 edition of Grain Elevators in Canada – updated to include new builds, expansions and closures

*** Comparatives for the 12 months ended October 31, 2007 are not meaningful because of the acquisition of AU on May 29, 2007

As noted in the Company's 2007 Annual Report, market share following the integration of AU was expected to normalize at about 42%. For the 12 months ended October 31, 2008, the Company's market share was 43.4%. Market share for the comparable period in 2007 was 34%, reflecting receipts for a full year through SWP facilities and for only five months through AU facilities.

The split in Viterra's annual receipts between CWB grains and open market grains was 51/49 in 2008, compared to 59/41 in 2007. The industry's split was approximately 56% CWB, 44% open market in 2008. The increase in the Company's proportion of open market shipments reflected strong demand from its destination customers for oilseeds products, particularly canola and flax. Viterra is now the leading merchandiser and exporter of canola in Western Canada, and this year's proportion of CWB shipments to open market grains is a better indication of the Company's grain handling mix going forward.

Viterra's port terminal receipts for the year were relatively the same as the prior year, increasing by 8,000 tonnes, which reflects the Company's increased primary market share and expanded country elevator capacity. Notably, results for the 12-month period ended October 31, 2007 included receipts from port terminal assets that were sold late in fiscal 2007. While Viterra's port terminal receipts improved over the prior year, the industry experienced lower overall port terminal receipts. Lower industry receipts were a factor of the lower grain handling volumes in fiscal 2008 and lower CWB exports of wheat and durum, which together contributed to a 9.1% decline in port terminal receipts for the industry.

For the year ended October 31, 2008, Viterra's share of shipments through the Prince Rupert Grain ("PRG") terminal (owned by a consortium that includes Viterra, Cargill, and JRI) was down 113,000 tonnes (7.7%). Viterra's portion of PRG's shipments declined because of increased volumes that were directed to that facility by Cargill and JRI, who had more grain to move as a result of additional primary elevator capacity that they acquired from the Company following the AU acquisition last year.

Gross margin improved by $6.81 per tonne to $32.22 per tonne compared to $25.41 per tonne in the prior year. This increase is due to:

- approximately $2.00 per tonne of synergies resulting from the acquisition of AU,
- operational efficiencies related to freight and logistics incentives, handling, cleaning, drying and blending,
- inventory management improvements,
- higher commodity prices that enhanced the Company's blending gains,
- higher merchandising gains associated with the Company's management of open market grains, and
- incremental margins generated from the Company's handling of special crops.

Contributions from the Company's share of Prince Rupert Grain added an additional $0.80 per tonne, or $11.7 million in gross margin for the 12 months ended October 31, 2008.

Higher commodity prices in 2008 provided an opportunity for Viterra to increase margins, but at the same time resulted in additional costs. Select commodity prices are provided below to illustrate price changes year-over-year and relative to the 10-year averages.

Given the significant increases from 2007 to 2008, the marketplace had to adapt to significantly higher working capital financing costs during the year. As illustrated in the table below, canola prices averaged $553.00 per tonne in 2008 compared to last year's average of $370.00 per tonne. The resulting $183.00 per tonne

Select Commodity Prices

Per Tonne

	2008 Average	2007 Average	Increase (Decrease)	Oct. 31, 2008	10-Year Average	Increase (Decrease)
Wheat [1]	$ 367.00	$ 209.00	$ 158.00	$ 292.00	$ 209.00	$ 83.00
Feed Barley [2]	$ 214.00	$ 165.00	$ 49.00	$ 171.00	$ 165.00	$ 6.00
Oats (priced in U.S. Dollars) [3]	$ 233.00	$ 193.00	$ 40.00	$ 150.00	$ 193.00	$ (43.00)
Flax [4]	$ 611.00	$ 302.00	$ 309.00	$ 496.00	$ 302.00	$ 194.00
Canola [5]	$ 553.00	$ 370.00	$ 183.00	$ 413.00	$ 370.00	$ 43.00
Peas [6]	$ 305.00	$ 180.00	$ 125.00	$ 220.00	$ 180.00	$ 40.00

1 No. 1 CWRS 11.5%
2 No. 1 Feed, Lethbridge
3 US No. 2 CBOT (US Dollars)
4 No. 1 CW, I/S Thunder Bay
5 No. 1 Canada, I/S Vancouver
6 Producer Price, FOB Plant

Source: Agriculture and AgriFood Canada, Manitoba Agriculture, Canadian Wheat Board, Saskatchewan Agriculture

increase in commodity values, assuming a 6% financing charge, would have resulted in additional interest costs of $0.92 per tonne per month. It is important to note that, while the additional merchandising margins the Company enjoyed due to higher commodity prices were included in the segment results during the year, the corresponding increases in interest costs were reflected at the consolidated level as part of Viterra's overall financing expenses.

The chart on page 25 also illustrates that even though commodity prices have softened somewhat as of October 31, 2008, with the exception of oats, prices still remain well above the 10-year average.

For the 12 months ended October 31, 2008, OG&A expenses for the Grain Handling and Marketing segment increased by $27.6 million to $174.4 million, reflecting incremental wages, salaries, benefits, insurance, utilities, and other facilities costs associated with the larger grain elevator network, net of realized cost synergies. OG&A expenses for the same period of 2007 included only five months of costs related to AU facilities. A portion of the increase also represents additional costs necessary to complete Viterra's integration efforts for the year. OG&A expenses for the year were reduced by $14.0 million of pension income (as noted in Section 7 Consolidated Quarterly Operating Results).

Strong grain handling volumes and margins and a full year of results from AU resulted in EBITDA improving by $128.6 million to $299.3 million compared to $170.7 million for the same 12-month period of 2007.

8.3 Agri-products

Agri-product sales were up significantly in 2008, increasing by $751.7 million to $1.7 billion for the 12 months ended October 31, 2008 compared to the same period of 2007. Sales for the prior year exclude seven months (November 1, 2006 to May 31, 2007) of pre-acquisition sales attributable to AU and the additional 57% ownership in Westco, the Company's fertilizer wholesaler and distributor, while 2008 figures represent a full year of post-acquisition sales. The increase also reflects higher retail sales among all product lines. Fertilizer and seed product lines posted the largest sales increases of $536.3 million and $108.8 million, respectively, due to higher prices and volumes.

Fertilizer sales were $1.0 billion for the year compared to $475.7 million for the same period of 2007. Viterra's larger retail network, higher fertilizer prices and additional volumes all contributed to this increase. Fertilizer prices increased dramatically during the year due to tight world supplies, significant reductions in exports from China and increased demand from India, Brazil, and the United States. Domestically, higher grain and oilseed prices drove greater demand as producers purchased additional fertilizer volumes to maximize the yield potential of their crops.

Seed sales for the year were $174.5 million, compared to $65.7 million for the same period of 2007. Sales increases reflect the Company's larger retail network and significantly higher selling prices for cereal seed (a factor of higher commodity prices) and canola seed (a factor of increased demand for proprietary varieties and an increase in canola acres).

Sales of the Company's crop protection products increased $74.7 million during the year, driven by higher prices of glyphosates (herbicides used to control weeds) that resulted from increased global demand and tight supply. Domestic demand was also strong as growers maximized their purchases to take advantage of higher grain and oilseed prices and excellent growing conditions.

Equipment sales and other revenue improved by $31.9 million to $83.0 million for the 12 months ended October 31, 2008, which reflected an increase in on-farm storage bin purchases, higher custom applications, and NH_3-related services and rental

Agri-products
(in thousands – except percentages)

	Actual 12 Months Ended Oct. 31, 2008	Actual 12 Months Ended Oct. 31, 2007[1]	Better (Worse)	Actual 12 Months Ended Oct. 31, 2008	Actual 15 Months Ended Oct. 31, 2007	Better (Worse)
Gross profit and net revenues from services	**$ 437,613**	$ 219,176	$ 218,437	**$ 437,613**	$ 225,206	$ 212,407
Operating, general and administrative expenses	**(160,750)**	(95,143)	(65,607)	**(160,750)**	(105,445)	(55,305)
EBITDA	**276,863**	124,033	152,830	**276,863**	119,761	157,102
Amortization	**(48,217)**	(25,551)	(22,666)	**(48,217)**	(28,341)	(19,876)
EBIT	**$ 228,646**	$ 98,482	$ 130,164	**$ 228,646**	$ 91,420	$ 137,226
Operating Highlights						
Sales and other operating revenues	**$ 1,686,278**	$ 934,622	$ 751,656	**$ 1,686,278**	$ 983,449	$ 702,829
Fertilizer*	**$ 1,011,944**	$ 475,669	$ 536,275	**$ 1,011,944**	$ 508,909	$ 503,035
Crop Protection	**$ 416,811**	$ 342,117	$ 74,694	**$ 416,811**	$ 352,484	$ 64,327
Seed	**$ 174,475**	$ 65,694	$ 108,781	**$ 174,475**	$ 66,190	$ 108,285
Equipment sales and other revenue	**$ 83,048**	$ 51,142	$ 31,906	**$ 83,048**	$ 55,866	$ 27,182
Margin (% of Sales)	**26.0%**	23.5%	2.5 pt	**26.0%**	22.9%	3.1 pt

[1] See Note 1 under the table of Selected Consolidated Financial Information in Section 8.1

* Consolidated sales from retail operations and Westco

revenues. Also included in other revenue was a $10.1 million investment tax credit that was recorded for Scientific Research and Experimental Development.

Gross margins were $437.6 million for the year, $218.4 million higher than gross margins of $219.2 million for the 12-month period of 2007. In accordance with GAAP, management estimates the value of its inventory each period at the lower of cost and net realizable value. Gross margin for the 12 months ended October 31, 2008 includes an inventory writedown of $24.0 million to reflect the net realizable value of the Company's fertilizer inventory. Excluding the inventory writedown, the net increase in gross margin compared to the prior year was $242.4 million. This increase is due to higher margins in all product lines resulting from stronger sales, incremental earnings associated with the additional ownership interest in Westco, improved fertilizer margins realized on inventory appreciation (strong fertilizer prices during the year resulted in significant inventory value appreciation during the first three quarters of 2008), and higher crop protection margins (which also reflect a component of inventory appreciation in the earlier part of the fiscal year), offset, in part, by seed inventory writedowns (a factor of retired varieties).

OG&A expenses increased by $65.6 million during the year to $160.8 million. Incremental costs for the year reflect increased wages, salaries, benefits, insurance, utilities, and other facilities costs associated with the expanded retail network as well as the increased ownership interest in Westco, net of realized cost synergies. OG&A expenses for the same 12-month period ended October 31, 2007 included only five months of costs related to the AU retail assets and an additional 57% ownership in Westco. A portion of the increase also represents costs necessary to support the Company's integration efforts during the year as well as the new employee share purchase plan and short-term incentive accruals, and a $9.9 million asset retirement obligation charge (see Section 15.4 Environmental Matters). OG&A expenses for the year were net of $5.1 million of pension income (as noted in Section 7 Consolidated Quarterly Operating Results).

The increase in gross margins during the year significantly exceeded higher OG&A expenses and contributed to EBITDA of $276.9 million, an increase of $152.8 million over the same 12-month period last year.

8.4 Agri-food Processing

Agri-food Processing sales were up 18.8% to $198.3 million in the 12-month period ended October 31, 2008, compared to $166.9 million last year. The improvements were due to stronger demand for products sold by both Prairie Malt and Can-Oat Milling. Can-Oat's sales rose 22.1% during the most recent 12-month period, with volumes up about 8.5%.

Gross margins for the year improved by 40.6%, increasing to $35.9 million compared to the same 12-month period of 2007. Effective November 1, 2007, Can-Oat dedesignated all of its foreign exchange contracts previously accounted for as hedges, such that gains or losses arising from marked-to-market adjustments since November 1, 2007 are recognized in net earnings. Total marked-to-market adjustments related to oat and foreign exchange contracts and realized gains amounted to a $2.3 million gain in Can-Oat's gross margins during the year.

Excluding the above adjustment, Agri-food Processing gross margins improved by $8.1 million in 2008. Prairie Malt benefited from improved margins mainly due to higher selling prices and lower valued inventory purchased earlier in the year. Can-Oat's margins improved in 2008 due to higher sales volumes and prices and more favourable yields. Can-Oat's yield factor for the year was 1.611, compared to 1.651 in 2007. This reflects a 2.5% reduction in the amount of raw oat used in its production which, in turn, contributed to higher margins.

The quality of the 2007 oat crop was exceptional with an increase in average yields. The majority of oats grown during the year exhibited excellent milling characteristics. As a result of the improved quality, Can-Oat's 2008 milling yields improved and capacity utilization was at a maximum throughout the year.

Agri-food Processing

(in thousands – except percentages and margins)

	Actual 12 Months Ended Oct. 31, 2008	Actual 12 Months Ended Oct. 31, 2007[1]	Better (Worse)	Actual 12 Months Ended Oct. 31, 2008	Actual 15 Months Ended Oct. 31, 2007	Better (Worse)
Gross profit and net revenues from services	**$ 35,948**	$ 25,576	40.6%	**$ 35,948**	$ 30,189	19.1%
Operating, general and administrative expenses	**(6,919)**	(7,352)	5.9%	**(6,919)**	(8,867)	22.0%
EBITDA	**29,029**	18,224	59.3%	**29,029**	21,322	36.1%
Amortization	**(5,842)**	(6,241)	6.4%	**(5,842)**	(7,727)	24.4%
EBIT	**$ 23,187**	$ 11,983	93.5%	**$ 23,187**	$ 13,595	70.6%
Operating Highlights						
Sales and other operating revenues	**$ 198,312**	$ 166,861	18.8%	**$ 198,312**	$ 203,495	(2.5%)
Tonnes sold	**330**	342	(3.5%)	**330**	423	(22.0%)
Margin per tonne	**$ 108.93**	$ 74.78	45.7%	**$ 108.93**	$ 71.37	52.6%

[1] See Note 1 under the table of Selected Consolidated Financial Information in Section 8.1

OG&A expenses decreased 5.9% in the 12 months ended October 31, 2008 over the comparable period last year, due mainly to lower salary expenses.

Segment EBITDA was $29.0 million for the 12 months ended October 31, 2008, up from $18.2 million in the prior year, with increased sales, improved margins and lower OG&A expenses in both Can-Oat and Prairie Malt.

8.5 Livestock Feed and Services

Feed sales for the current year were $604.4 million, an improvement of $439.7 million over the same period last year. Gross profit on feed was $81.1 million ($42.99 per tonne) compared to $27.9 million ($44.44 per tonne) last year. Higher feed sales and gross profit were primarily a result of:

- performance for the prior year only includes results for the five months following the acquisition of AU (May 29, 2007 to October 31, 2007) while 2008 figures represent a full year of post-acquisition performance,
- the Company's acquisition of Sunrise Feeds LLC ("Sunrise"), a U.S. manufacturer and retailer of beef, horse and other animal feed and pasture supplements, which closed on March 3, 2008,
- the Company's acquisition of V-S Feed and Agri-Supplies Ltd. ("V-S Feed") in Alberta, which closed April 7, 2008 and
- the Company's acquisition of Gore Bros., Inc. and Gore's Trucking, Inc., which closed on April 28, 2008.

Results for the current year also include a $15.1 million loss in non-feed gross profit, which includes losses attributable to the Company's equity share in Puratone and a further provision related to that investment. Viterra's investment in Puratone, which was not considered core to its operations, was inherited through the acquisition of AU. The loss and writedown of the investment in Puratone reflect the continuing downturn in the hog market. As of October 31, 2008, Viterra does not have any further exposure to Puratone.

OG&A expenses for the current year were $72.2 million, $51.8 million higher than the same period last year. The increase includes $15.3 million in losses, which resulted when the Company settled a number of existing contractual obligations with several hog producers. Viterra has determined that livestock production is not a strategic fit for the organization going forward and has taken the necessary steps to exit. The losses also include writedowns on receivables and hog inventory and provisions for ongoing lease obligations on certain hog barns. The Company does not have any further exposure to hog production, but will continue to supply feed to the industry.

The increase in OG&A also reflects higher wages, salaries, benefits, insurance, utilities, and other costs associated with the manufacturing feed plants acquired in fiscal 2008, as well as costs associated with the Company's new employee share purchase plan and short-term incentive accruals during the year.

The EBITDA loss for the current year was $6.1 million compared to EBITDA of $5.5 million last year. As described above, results for the current year include losses of $32.0 million related to the continued downward trend in the hog cycle and the Company's decision to exit the hog business. Excluding these hog-related losses, EBITDA for the remaining operations (primarily feed milling) was $25.9 million for the year.

Livestock Feed and Services

(in thousands – except percentages and margins)

	Actual 12 Months Ended Oct. 31, 2008	Actual 12 Months Ended Oct. 31, 2007[1]	Better (Worse)	Actual 12 Months Ended Oct. 31, 2008	Actual 15 Months Ended Oct. 31, 2007	Better (Worse)
Gross profit and net revenues from services	**$ 66,065**	$ 25,788	$ 40,277	**$ 66,065**	$ 25,788	$ 40,277
Operating, general and administrative expenses	**(72,151)**	(20,329)	(51,822)	**(72,151)**	(20,329)	(51,822)
EBITDA	**(6,086)**	5,459	(11,545)	**(6,086)**	5,459	(11,545)
Amortization	**(10,239)**	(3,889)	(6,350)	**(10,239)**	(3,889)	(6,350)
EBIT	**$ (16,325)**	$ 1,570	$ (17,895)	**$ (16,325)**	$ 1,570	$ (17,895)
Operating Highlights						
Feed sales (tonnes)	**1,887**	627	1,260	**1,887**	627	1,260
Feed sales and other operating revenues	**$ 604,404**	$ 164,697	$ 439,707	**$ 604,404**	$ 164,697	$ 439,707
Non-feed sales and other operating revenues	**$ 21,543**	$ 17,262	$ 4,281	**$ 21,543**	$ 19,247	$ 2,296
Feed margin ($ per feed tonne sold)	**$ 42.99**	$ 44.44	$ (1.45)	**$ 42.99**	$ 41.28	$ 1.71
Non-feed gross profit and net revenue from services	**$ (15,055)**	$ (2,079)	$ (12,976)	**$ (15,055)**	$ (94)	$ (14,961)

[1] See Note 1 under the table of Selected Consolidated Financial Information in Section 8.1

8.6 Financial Products

Financial Products

(in thousands – except percentages)

	Actual 12 Months Ended Oct. 31, 2008	Actual 12 Months Ended Oct. 31, 2007[1]	Better (Worse)	Actual 12 Months Ended Oct. 31, 2008	Actual 15 Months Ended Oct. 31, 2007	Better (Worse)
Gross profit and net revenues from services	**$ 13,548**	$ 6,227	$ 7,321	**$ 13,548**	$ 6,227	$ 7,321
Operating, general and administrative expenses	**(4,702)**	(2,332)	(2,370)	**(4,702)**	(2,332)	(2,370)
EBITDA	**8,846**	3,895	4,951	**8,846**	3,895	4,951
Amortization	**(420)**	(175)	(245)	**(420)**	(175)	(245)
EBIT	**$ 8,426**	$ 3,720	$ 4,706	**$ 8,426**	$ 3,720	$ 4,706
Total sales and revenues from services	**$ 13,548**	$ 5,579	142.8%	**$ 13,548**	$ 5,579	142.8%

1 See Note 1 under the table of Selected Consolidated Financial Information in Section 8.1

As a new operating segment of the Company following the acquisition of AU, Financial Products gross profit for the first quarter of 2008 primarily represented earnings associated with credit to former AU customers. Previous credit arrangements for SWP agri-products customers were advanced through FCC. On February 4, 2008, the outstanding credit receivables owned by FCC were sold to a Canadian Schedule I chartered bank. Since Viterra acts as an agent for this bank through Viterra Financial and Unifeed Financial, performance in this segment for the remaining quarters of fiscal 2008 now includes the results of operations with respect to credit advanced to all participating Viterra customers. Performance is a reflection of both higher values of crop inputs and increased lending activities to former SWP customers due to alternative lending programs available through Viterra Financial.

The profitability of this segment relates to the level, duration and quality of credit in a given period, which, in turn, is influenced by crop input and feed prices, farm income levels, and interest rates.

Gross profit of $13.5 million for the year ended October 31, 2008 increased by $7.3 million compared to the same period last year because of a larger portfolio value in 2008, a result of the expanded credit base and higher sales values this year compared to the prior year. In addition, prior year results only represent five months of earnings (from the acquisition date of May 29, 2007 to October 31, 2007).

OG&A expenses increased by $2.4 million to $4.7 million in 2008. OG&A expenses for the same 12-month period ended October 31, 2007 included only five months of costs related to the AU operations.

Higher gross profit contributed to EBITDA of $8.8 million for the 12 months ended October 31, 2008.

8.7 Corporate

OG&A expenses increased by $18.9 million over the comparable period of 2007; however, OG&A expenses in 2007 included only five months of costs related to AU facilities. The results also reflect higher benefit costs for short-term and long-term incentive plans, a new employee share purchase plan, and increased office and administration costs, offset by synergies realized through the acquisition of AU and $0.8 million of pension income (as noted in Section 7 Consolidated Quarterly Operating Results).

Corporate Expenses

(in thousands)

	Actual 12 Months Ended Oct. 31, 2008	Actual 12 Months Ended Oct. 31, 2007[1]	Better (Worse)	Actual 12 Months Ended Oct. 31, 2008	Actual 15 Months Ended Oct. 31, 2007	Better (Worse)
Operating, general and administrative expenses	**$ (75,345)**	$ (56,486)	$ (18,859)	**$ (75,345)**	$ (64,663)	$ (10,682)
Amortization	**(583)**	–	(583)	**(583)**	–	(583)
EBIT	**$ (75,928)**	$ (56,486)	$ (19,442)	**$ (75,928)**	$ (64,663)	$ (11,265)

1 See Note 1 under the table of Selected Consolidated Financial Information in Section 8.1

8.8 Outlook

In addition to other sections of the Company's report, this section contains forward-looking information and actual outcomes may differ materially from those expressed or implied therein. For more information, please see Forward-Looking Information on page 45 of this report.

Good weather during the 2008 growing season, particularly in June and July, coupled with increased utilization of crop inputs, resulted in above average crop yields and good quality. While harvest got off to a slow start, above average temperatures in the latter part of September and early October allowed producers to make up lost harvest time. The western Canadian harvest was essentially complete by mid-October, producing 57.7 million tonnes of grains and oilseeds (six major grains), an increase of over 25% from last year. With the exception of oats, production was up in all categories, including a record 12.6 million tonnes of canola and a record 3.6 million tonnes of dry peas.

The CWB estimates that 70% of the spring wheat is in the top two grades, which is better than in an average year. Canola quality is similar to last year with the majority grading in the top grade, while the average oil content improved from 42.8% last year to 44.1% this year. Malt barley quality was also above average.

Management estimates fiscal 2009 industry receipts of 32 to 33 million tonnes for the six major grains. The record production of 2008 is not expected to necessarily translate into proportionately higher grain handling volumes in fiscal 2009. Management currently expects an increase of carry-out stocks into the following crop year, which will supplement future grain handling volumes.

The CWB estimates its export program for the 2009 crop year will reach 17.6 million tonnes this crop year, slightly ahead of the 17.3 million tonnes exported in 2008. For open market grains, management currently expects increased exports for most commodities relative to last year, particularly canola, given its competitive price on the world market and the growing demand for healthy oil. The exception will be pea exports, which are expected to decrease, due to large residual stocks and the recent economic turmoil in India. These estimates can change based on domestic and international demand.

Grain margins for fiscal 2009 are not expected to reach 2008 levels, given the recent reductions in commodity prices and the expected effect on merchandising opportunities and blending gains. However, management currently anticipates margins in the $26 per tonne range, well above the $21 per tonne historical averages within the Canadian grain handling system.

Although commodity prices softened somewhat in the latter part of 2008, net incomes of western Canadian producers are expected to be some of the best on record with farm cash receipts this past year increasing by 12% in Manitoba, 25% in Saskatchewan, and 18% in Alberta from 2007.

For Agri-products, lower grain prices, combined with the late harvest and declining fertilizer prices (which were partially offset in Canada by a weakening Canadian dollar since fertilizer is priced in U.S. dollars), caused producers to defer their fall fertilizer purchases into the upcoming growing season. Consequently, inventory buildups have occurred at both the manufacturing and retail levels.

Nitrogen prices may have reached bottom and have recently shown some rebound due to global production cutbacks of 10% to 15%. However, phosphate pricing has further softened since October 31, 2008. Based on current market pricing, management expects to record a writedown in the $30 million to $40 million range on its fertilizer inventory position at the end of the first quarter of 2009. Looking forward to the upcoming growing season, production cutbacks by major fertilizer manufacturers are expected to lead to tight supplies in the spring. Farmer demand is expected to be strong given the need to replenish soil nutrient levels after the record harvest of 2008. Viterra's retail distribution system is well positioned to deal with these anticipated demand pressures. Seed bookings for the spring have been progressing as expected while the sales of equipment, in particular corrugated storage bins, have remained strong due to increased producer cash flow in 2008. Management expects this trend to continue into 2009.

Viterra's oat processing operations anticipate steady performance in 2009. Demand for whole grain, nutritional food ingredients continues to remain strong and demand for oat ingredients is expected to continue to grow. With the economic challenges facing North America, management anticipates an increase in private label/store brand ready-to-eat cereals and possibly more consumption of oatmeal. Consumer demand for economical whole grain convenience in the form of granola bars and meal replacement bars will continue to provide growth opportunities, although premium products, such as organics, may slow down and possibly retract due to the recession. Oat supplies from the 2008 harvest are adequate and the quality for milling purposes is generally average to very good, which should support production yields.

Weakness in the Canadian dollar relative to the past couple of years is providing Can-Oat with the opportunity to fix foreign exchange rates on U.S. and international sales at attractive levels.

In the Canadian livestock sector, the decline in feed ingredient costs, together with the softening of the Canadian dollar, are expected to be positive for feed manufacturers in fiscal 2009. Demand from the dairy and poultry sectors is anticipated to remain steady. The Canadian hog industry is recovering and as such, demand may be light in the near term.

In the United States, the poor economic situation may temporarily reduce demand for meat and dairy products. Livestock producers will be focused on managing input costs, putting pressure on feed manufacturers to produce lower cost feed rations. Given these supply/demand fundamentals, management anticipates some margin pressures within its U.S. operations in 2009, which are expected to be somewhat offset by the impact of the recovery currently underway in the Canadian livestock industry.

With the annualized impact of the Company's latest acquisitions, U.S. feed volumes are expected to be between 1.4 and 1.5 million tonnes in 2009, bringing total expected feed volumes up to 2.4 million tonnes.

The Company has already approved over 21,500 customers for approximately $1.0 billion in credit for the 2009 growing season. Even though credit markets around the world have been tightening, Viterra's farm customers continue to have access to financing (funded by a Canadian Schedule I chartered bank) for their crop input needs. Through this relationship, a total of $1.4 billion in credit is expected to be extended to Viterra customers by the spring of 2009.

8.9 Select Three-Year Annual Financial Information

As noted in Section 1 of this MD&A, in 2007, Viterra changed its financial year end from July 31 to October 31 to better align its reporting period with its business cycle. As a result, the Consolidated Financial Statements for fiscal 2007 reflect a 15-month transitional period from August 1, 2006 to October 31, 2007, and include the consolidated results of the Company since the AU acquisition date of May 29, 2007, including the results of operations for the month of June for a number of facilities that were later sold to JRI and Cargill at the end of June 2007. The acquisition of AU materially increased the assets, liabilities, sales, employees, market share and operating capacity of the Company. The results for the 12 months ended October 31, 2008 better reflect this change. More information regarding the results of operations for the 2008 period relative to 2007 can be found in the discussion in Sections 8.1 to 8.7.

The $2.3 billion improvement in sales in 2007 from 2006 was mainly due to higher sales in all segments, as well as the contributions from the AU assets that were acquired in 2007. The largest increase in sales came from the Grain Handling and Marketing segment, which increased by $1.6 billion over the prior year, and Agri-products, which increased by $0.4 billion. In addition, as described above, results for the 15 months ended October 31, 2007 include an additional three months of performance as the Company changed its financial year end during the period. Strong performance in the Grain Handling and Marketing segment accounted for $118.7 million of the $190.1 million increase in EBITDA in fiscal 2007 compared to 2006, while solid results in the Company's Agri-products segment resulted in a $90.7 million increase in EBITDA. Higher EBITDA in Grain Handling and Marketing was a result of higher grain margins and an additional 6.7 million tonnes of grain shipments in 2007. Improved results in the Company's Agri-products segment in 2007 reflected higher sales in all product lines as well as higher margins in fertilizer, a result of substantially higher fertilizer prices during that year. For a more complete discussion on the results of the 2007 fiscal year relative to 2006, please see the Company's MD&A in its 2007 Annual Report.

Select Annual Financial Information

For the period ended
($ millions – except per share amounts)

	12 Months Ended Oct. 31, 2008	12 Months Ended Oct. 31, 2007[2,3]	15 Months Ended Oct. 31, 2007[2]	12 Months Ended Jul. 31, 2006
Sales and other operating revenues	**$ 6,777.6**	$ 3,535.2	$ 3,875.8	$ 1,575.7
EBITDA	**$ 532.6**	$ 265.8	$ 268.0	$ 77.9
EBIT	**$ 425.8**	$ 202.9	$ 197.6	$ 50.2
Net earnings (loss) from continuing operations[1]	**$ 288.3**	$ 116.5	$ 111.4	$ (6.8)
Basic and diluted earnings (loss) from continuing operations per share	**$ 1.31**	$ 0.84	$ 0.86	$ (0.08)
Net earnings (loss)	**$ 288.3**	$ 116.5	$ 111.4	$ 0.5
Basic and diluted earnings (loss) per share	**$ 1.31**	$ 0.84	$ 0.86	$ 0.01
Total assets	**$ 3,988.5**	$ 3,042.1	$ 3,042.1	$ 774.0
Total long-term liabilities	**$ 826.0**	$ 482.8	$ 482.8	$ 141.6
Cash dividends declared per share	**$ –**	$ –	$ –	$ –

1 Before discontinued operations
2 As restated, see Note 2(p) of the Consolidated Financial Statements
3 See Note 1 under the table of Selected Consolidated Financial Information in Section 8.1

9. LIQUIDITY AND CAPITAL RESOURCES

9.1 Cash Flow Information

9.1.1 Operating Activities

Cash Flow Provided by Operations

(in thousands – except per share amounts)

	Actual 12 Months Ended Oct. 31, 2008	Actual 12 Months Ended Oct. 31, 2007[1]	Better (Worse)	Actual 12 Months Ended Oct. 31, 2008	Actual 15 Months Ended Oct. 31, 2007	Better (Worse)
EBITDA	**$ 532,604**	$ 265,822	$ 266,782	**$ 532,604**	$ 267,998	$ 264,606
Add (deduct):						
Employee future benefits	**(19,918)**	(3,162)	(16,756)	**(19,918)**	(2,931)	(16,987)
Equity loss (earnings) of significantly influenced companies	**10,963**	1,833	(9,130)	**10,963**	1,794	(9,169)
Other items	**(24)**	1,485	(1,509)	**(24)**	1,635	(1,659)
Adjusted EBITDA	**523,625**	265,978	257,647	**523,625**	268,496	255,129
Integration expenses	**(14,622)**	(20,029)	5,407	**(14,622)**	(20,029)	5,407
Cash interest expense	**(33,315)**	(31,689)	(1,626)	**(33,315)**	(33,382)	67
Pre-tax cash flow	**475,688**	214,260	261,428	**475,688**	215,085	260,603
Current income taxes	**(19,422)**	(2,540)	(16,882)	**(19,422)**	(2,617)	(16,805)
Cash Flow Provided by Operations	**$ 456,266**	$ 211,720	$ 244,546	**$ 456,266**	$ 212,468	$ 243,798
Per share	**$ 2.08**	$ 1.53	$ 0.55	**$ 2.08**	$ 1.65	$ 0.43

[1] See Note 1 under the table of Selected Consolidated Financial Information in Section 8.1

For the 12 months ended October 31, 2008, Viterra generated cash flow provided by operations of $456.3 million, an increase of $244.5 million over the comparable period last year. On a per share basis, the Company generated cash flow provided by operations of $2.08 per share compared with $1.53 per share in the comparable period last year. The improvement reflects higher EBITDA and lower integration costs, partially offset by increased cash financing costs and current income taxes. Actual current income taxes are significantly less than those imputed using the prevailing tax rate on pre-tax cash flows due to the tax shield provided by capital cost allowance and the Company's tax loss carry forwards.

Cash Flow Provided by (Used in) Operating Activities

(in thousands – except per share amounts)

	Actual 12 Months Ended Oct. 31, 2008	Actual 12 Months Ended Oct. 31, 2007[1]	Better (Worse)	Actual 12 Months Ended Oct. 31, 2008	Actual 15 Months Ended Oct. 31, 2007	Better (Worse)
Net earnings	**$ 288,282**	$ 116,495	$ 171,787	**$ 288,282**	$ 111,361	$ 176,921
Adjustments for items not involving cash	**167,984**	95,225	72,759	**167,984**	101,107	66,877
Cash flow provided by operations*	**$ 456,266**	$ 211,720	$ 244,546	**$ 456,266**	$ 212,468	$ 243,798
Changes in non-cash working capital items	**(172,545)**	(152,549)	(19,996)	**(172,545)**	(158,430)	(14,115)
Cash flow provided by (used in) operating activities	**$ 283,721**	$ 59,171	$ 224,550	**$ 283,721**	$ 54,038	$ 229,683
Free Cash Flow*						
Cash flow provided by operations*	**$ 456,266**	$ 211,720	$ 244,546	**$ 456,266**	$ 212,468	$ 243,798
Property, plant and equipment expenditures	**(55,583)**	(114,884)	59,301	**(55,583)**	(127,255)	71,672
Free Cash Flow	**$ 400,683**	$ 96,836	$ 303,847	**$ 400,683**	$ 85,213	$ 315,470

[1] See Note 1 under the table of Selected Consolidated Financial Information in Section 8.1

* See Non-GAAP Measures in Section 19

Free cash flow is measured by cash flow provided by operations less capital expenditures and does not reflect changes in non-cash working capital (see Non-GAAP Measures in Section 19). For the 12 months ended October 31, 2008, free cash flow increased by $303.8 million to $400.7 million from the comparable period of the prior year.

9.1.2 Investing Activities

Viterra's capital expenditures (excluding business acquisitions) for the 12 months ended October 31, 2008 were $55.6 million. This compares to $114.9 million in capital expenditures for the comparable period of the prior year, which included $85 million for the acquisition of a 50% interest in the Cascadia port terminal facility from Cargill. Capital expenditures in 2008 reflect a number of capital improvements and expansions undertaken in the ordinary course of business.

Proceeds from the sale of certain capital assets totalled $5.3 million for the current year. Proceeds of $434.0 million for year ended October 31, 2007 largely reflect the sale of property, plant and equipment assets to JRI ($255 million), and the sale of the Company's North Shore, Vancouver facility ($84 million) and certain other assets to Cargill ($70 million).

On an annualized basis, Viterra expects consolidated sustaining capital expenditures will be approximately $80 million, an increase of $20 million over management's last guidance on sustaining capital expenditures. These are expected to be funded by cash flow provided by operations.

9.2 Non-Cash Working Capital

Non-Cash Working Capital

As at October 31 (in thousands)

	2008	2007[1]	Better (Worse)
Inventories	**$ 837,943**	$ 785,695	$ 52,248
Accounts receivable	**773,830**	458,914	314,916
Prepaid expenses and deposits	**91,183**	51,685	39,498
Accounts payable and accrued liabilities	**(928,596)**	(723,945)	(204,651)
	$ 774,360	$ 572,349	$ 202,011

[1] As restated, see Note 2(p) of Consolidated Financial Statements

Inventory levels at October 31, 2008 were $52.2 million higher than at October 31, 2007 reflecting higher fertilizer inventories and prices, offset by lower grain inventory levels. Prepaid expenses and deposits were $39.5 million higher mainly due to higher pre-payments to agri-products suppliers.

Accounts receivable at October 31, 2008 were $314.9 million higher than at October 31, 2007. The increase in receivables largely reflects higher trade receivables associated with increased sales and higher commodity prices during the year.

Accounts payable and accrued liabilities were up $204.7 million over the balance at October 31, 2007. The increase in trade payables primarily reflects amounts owing in respect of the higher agri-products inventories noted above as well as an increase in customer deposits. Accrued liabilities increased due to additional accruals for interest costs and additional costs associated with the Company's performance incentive plan, which reflects improved operational performance relative to pre-defined Company targets.

Increased working capital requirements were financed by cash flow provided by operations.

9.3 Financing Activities

Key Financial Information*

As at October 31 (in thousands – except percentages, pts and ratios)

	2008	2007[1]	Better (Worse)
Funded Debt, Net of Cash and Cash Equivalents	**$ (41,153)**	$ 599,526	$ 640,679
EBITDA	**$ 532,604**	$ 265,822	$ 266,782
Ratios			
Current Ratio	**2.53 x**	1.34 x	1.19 x
Total Debt-to-Capital	**22.2%**	31.0%	8.8 pt
Long-Term Debt-to-Capital	**21.6%**	14.6%	(7.0 pt)

* See Non-GAAP Measures in Section 19

[1] As restated, see Note 2(p) of Consolidated Financial Statements

The Company's total funded debt, net of cash and short-term investments decreased by $640.7 million from the same period last year due to a decrease in short-term borrowings of $334.8 million and an increase of $601.0 million in cash and short-term investments, offset by an increase in long-term debt, including the current portion of $298.9 million. The increase in cash was attributable to a common share offering that was completed by the Company in May 2008 that raised net proceeds of $441.5 million as well as cash flow provided by operations. Cash distributions from the Company's principal subsidiaries (those in which the Company has at least a 50% interest) occur at regular intervals and the Company maintains an active role in all decisions affecting cash distributions from these subsidiaries. The Company does not rely on distributions from subsidiaries or joint ventures to fund its capital spending programs or to meet its financial obligations.

Long-term debt (including the current portion) was $610.1 million at October 31, 2008, up $298.9 million from the $311.2 million reported at the same time last year. The increase is attributable to a new $400 million, five-year term credit facility ("Long-term Facility") that was secured on May 15, 2008. At October 31, 2008, the Company had drawn approximately $300 million ($225 million in Canadian funds and $75 million in U.S. funds). Subsequent to year end, the Company drew the remaining $100 million in Canadian funds. Approximately $232.0 million of the proceeds from the new facility was used to fully repay outstanding amounts on a bridge

facility that was put in place to partially fund the acquisition of AU last year. The remaining funds are expected to be used for general corporate purposes, including the funding of future acquisitions.

During the year, the Company entered into interest rate swaps to convert the Company's floating rate exposure on the outstanding drawings on the Long-term Facility to a fixed interest rate obligation. As a result of the swap transactions, the hedged fixed rate, based upon Viterra's current credit ratings, is at approximately 5.9% on $225 million of Canadian dollar borrowings, 4.1% on an additional $100 million of Canadian dollar borrowings that were drawn on December 17, 2008, and approximately 6.1% on $75 million of U.S. dollar borrowings, with minimum mandatory repayments of 4% per annum.

Short-term borrowings decreased $334.8 million to $17.8 million at October 31, 2008, compared to $352.5 million reported in the prior year, reflecting the above-noted bridge facility repayment as well as the pay down of short-term borrowings from cash flow provided by operations.

The table below summarizes the existing credit facilities of the Company, not including member loans, subsidiaries or joint ventures, as at October 31, 2008.

Short-term debt is used at various times during the year to finance operating requirements, which primarily consist of grain and agri-products inventory purchases and financing of accounts receivable from the CWB and other trade accounts.

Typically, the revolving credit lines are used to purchase inventories in the months prior to the agri-product spring selling season and reflect the significant seasonal variations in that business segment. The Company's leverage ratio will typically decline to its lowest quarterly level at July 31, representing the Company's core non-seasonal level of working capital. The level of short-term debt can also fluctuate as a result of changes in underlying commodity prices and the timing of grain purchases.

Management believes that cash flow from operations and its access to undrawn credit facilities will provide Viterra with sufficient financial resources to fund its working capital requirements, planned capital expenditure programs, and debt servicing requirements. This belief is predicated upon the Company's expectations of future commodity and crop input prices, and the expected turnover of inventory and accounts receivable components of working capital. (See Forward-Looking Information on page 45 of this report).

9.4 Debt Ratings

On July 24, 2008, DBRS Limited ("DBRS") upgraded the rating on both Viterra's Senior Unsecured Notes and Term Credit Facility to BBB (Low) from BB (High), with a stable trend. According to DBRS, the upgrade was based on the Company's success in achieving its merger targets to date while generating enhanced earnings stability following the acquisition of AU last year. The ratings upgrade also recognized the $441.5 million equity issue that occurred in May 2008.

On July 31, 2008, Standard & Poor's ("S&P") raised the Company's long-term corporate credit rating from BB to BB+, with a positive outlook. S&P also increased the rating on Viterra's Revolving Credit Facility to BBB from BBB- and the rating on the Company's Senior Unsecured Notes to BB+ from BB. According to S&P, the ratings upgrade considered Viterra's leading position in Canadian agri-business and improved profitability from its integration of AU.

On September 15, 2008, Viterra secured new corporate credit ratings from Moody's Investors Service ("Moody's"), a New York-based credit rating agency. Both Viterra's corporate credit rating and the rating on the Company's $300 million of public notes were assigned a Ba1 rating, one level below investment grade. The outlook on the Company is stable. Moody's cited strong industry supply and demand dynamics, Viterra's solid operating earnings, the Company's focus and scale relative to other global agricultural players, low leverage and strong credit metrics, as the primary factors supporting its decision.

Credit Facility	Amount Drawn	Interest Rate	Due Date (Expiry)	Bullet Payments
Senior Unsecured Notes[1]	$ 100,000	8.00% Fixed	April 08, 2013	None
Senior Unsecured Notes[2]	$ 200,000	8.50% Fixed	August 01, 2017	None
Long-term Facility[3]	$ 300,000	BA + 90 BP[4]	May 15, 2013	4% per annum
Revolving Credit Facility[5]	–	Prime or BA + 90 BP	August 10, 2010	n/a

1 Rank *pari passu* with Term Credit Facility

2 Rank *pari passu* with Term Credit Facility

3 1st charge on property, plant and equipment; 2nd charge on all other assets of the Company (including certain subsidiaries, property, plant and equipment and the subsidiaries capital stock)

4 Interest rate swaps were put in place to fix the effective rate at 5.9% on $225 million of Canadian funds and 6.1% on $75 million of U.S. funds. An additional CAD $100 million was drawn December 17, 2008 with an effective fixed rate of 4.1%.

5 1st charge on all assets of the Company and certain subsidiaries other than property, plant and equipment; 2nd charge on property, plant and equipment. Term extendable at option of borrower up to August 10, 2012. Maximum credit limit is the lower of $800 million or the calculated borrowing base of the facility.

	Corporate Rating	Senior Unsecured Notes	Term Credit Facility	Revolving Credit Facility	Trend
Standard & Poor's	BB+	BB+	n/a	BBB	Positive
DBRS Limited	n/a	BBB (Low)	BBB (Low)	n/a	Stable
Moody's Investors Service	Ba1	Ba1	n/a	n/a	Stable

9.5 Contractual Obligations

(in thousands)

		Principal Payments Due by Period			
	Total	Less than 1 Year	1 to 3 Years	4 to 5 Years	After 5 Years
Balance Sheet Obligations					
Short-term debt	**$ 17,769**	$ 17,769	$ –	$ –	$ –
Long-term debt	**621,509**	14,703	27,624	378,917	200,265
Other long-term obligations	**62,973**	18,709	25,143	7,963	11,158
	702,251	51,181	52,767	386,880	211,423
Other Contractual Obligations					
Operating leases	**$ 47,029**	$ 15,611	$ 17,762	$ 8,872	$ 4,784
Purchase obligations[1]	**801,610**	795,160	6,450	–	–
	848,639	810,771	24,212	8,872	4,784
Total Contractual Obligations	**$ 1,550,890**	$ 861,952	$ 76,979	$ 395,752	$ 216,207

1 Substantially all of the purchase obligations represent contractual commitments to purchase commodities and products for resale

10. OUTSTANDING SHARE DATA

On May 9, 2008, the Company completed an offering for 28,600,000 common shares at a price of $14.00 per share. Subsequently, on May 14, 2008, the Company also completed the closing of the over-allotment option exercised by the underwriters in connection with the offering, with an additional 4,290,000 common shares issued for $14.00 per share. Total shares issued and outstanding after the closing of these transactions were 237,049,213. Viterra received gross proceeds of $460.5 million from the offering and subsequent over-allotment (net proceeds of $441.5 million after underwriting fees and expenses of approximately $19.0 million). The proceeds of the offering are expected to be used for general corporate purposes and to fund future acquisitions.

The market capitalization of the Company's 237 million issued and outstanding shares at January 16, 2009, was $2.0 billion or $8.57 per share. The issued and outstanding shares, including options convertible to common shares, at January 16, 2009 are summarized in the following table:

Outstanding Share Data

as at January 16, 2009
(unaudited)

Issued and outstanding Common Shares	237,049,213
Securities convertible into Common Shares:	
Stock Options	71,784
	237,120,997

11. RESTRUCTURING AND INTEGRATION MATTERS

As described in detail in the Company's 2007 Annual Report, on May 29, 2007, the Company acquired effective control of AU. On June 15, 2007, the Company acquired all remaining Limited Voting Common Shares under a court-approved Plan of Arrangement and AU became a wholly owned subsidiary of the Company. On November 1, 2007, Viterra's wholly owned subsidiaries United Grain Growers Limited, carrying on business as Agricore United, and Pacific Elevators Limited were legally amalgamated with Viterra Inc.

As noted in the table at right, integration of the two companies is essentially complete.

As of October 31, 2008, the Company had achieved a total of $110.2 million in synergies versus management's previous estimate of $104.0 million. Management now expects to achieve a full run rate of $116.0 million in synergies to be realized by January 2009. These results are further described in the table on page 37.

Integration costs expensed for the current quarter were $2.4 million (for a total of $14.6 million in fiscal 2008 and $34.6 million since integration began). These costs relate primarily to severance, consulting and advisory fees and other integration costs incurred directly by the Company. Integration costs, including severance, termination fees, and debt repayment penalties incurred by or related to AU, have already been accrued on the balance sheet as part of the acquisition price of AU shares in accordance with the purchase method of accounting, with a corresponding increase in goodwill. On a pre-tax basis, estimated total net integration costs for both entities, which include share issuance costs and refinancing costs, are about $282.4 million, of which about $277.1 million has already been incurred ($21.7 million in the current fiscal year), including $19.2 million of costs accrued and outstanding. These costs were financed by free cash flow.

Restructuring & Integration Plan – Key Milestones

Objective	Target Date	Achieved
Appoint senior executive and management team	Q4 2007	✓
Develop operating model for the Company	Q4 2007	✓
Refine synergy analysis and targets	Q4 2007	✓
Complete divestiture of assets to JRI/Cargill	Q4 2007	✓
Complete refinancing of Bridge Facility	Q4 2007	✓
Develop detailed implementation plans	Q4 2007	✓
Re-branding and launch of new name	Q5 2007	✓
Complete legal amalgamation of the Company with AU	Q5 2007	✓
Complete Agri-products system conversion	Q1 2008	✓
Harmonize advertising and marketing programs	Q1 2008	✓
Complete plan for Agri-products retail footprint and harmonize pricing and product line decisions	Q1 2008	✓
Complete accounting and finance system conversion	Q2 2008	✓
Review of pension and benefits for the combined company and recommendations thereon	Q2 2008	✓
Implement HR and payroll system conversion	Q2 2008	✓
Complete Grain system conversion	Q2 2008	✓
Develop and implement new HR policies and procedures	Q3 2008	✓
Finalize Grain end-state network	Q3 2008	✓

Segment	Management's Last Estimated Synergies	October 31, 2008 Actual Synergies	Revised Estimated Synergies
Grain Handling and Marketing	$53.0 Million	$59.9 Million	$62.7 Million
Agri-products	$22.0 Million	$25.3 Million	$25.9 Million
Corporate Services	$29.0 Million	$25.0 Million	$27.4 Million
	$104.0 Million	$110.2 Million	$116.0 Million

12. SASKATCHEWAN WHEAT POOL/GRAIN SERVICES UNION PENSION PLAN

As discussed in more detail in Note 16 of the Consolidated Financial Statements, the Company and the Grain Services Union ("GSU") finalized the settlement of the dispute surrounding the Saskatchewan Wheat Pool/Grain Services Union Pension Plan (the "Plan") during the current year. The Plan was originally established to provide defined benefits on the basis of contributions negotiated between the Company and the GSU. Since the cost was intended to be limited to the negotiated rates of contribution, the Company had, prior to July 1, 2008, accounted for this Plan as a defined contribution plan. Effective July 1, 2008, Viterra became at risk for the actuarial and investment risk of the Plan. Therefore, at this date, the Plan is effectively a new defined benefit plan and is required to be accounted for as such.

The details of the settlement, which was finalized on July 1, 2008, are as follows:

- Viterra was responsible for paying $16.6 million into the Plan. This payment and all future solvency deficiency payments are segregated in a reverting trust (secondary account) within the Plan so that any amounts paid in, but not required on ultimate windup, would be refunded to the Company.
- Active members stop accruing pensionable service under the Plan and move to a defined contribution plan. However, benefits that were earned in the Plan will stay with the Plan and will be paid out upon the employee's retirement in the normal course.
- Viterra accepted full responsibility for all benefits accrued under the Plan and is responsible for making all solvency deficiency payments.
- Viterra becomes sole administrator of the Plan and acquires sole discretion to wind up the Plan.

As a result of the settlement, a $20 million provision, which was previously accrued as a potential liability to dissolve the dispute, was reversed in 2008 and the initial $16.6 million obligation described above was expensed as a cost of resolving the dispute (see Section 8.1 Summary of Consolidated Results).

13. OFF BALANCE SHEET ARRANGEMENTS

13.1 Pension Plans

At October 31, 2008, the market value of the assets of the Company's various defined benefit plans exceeded the accrued benefit obligations (valued on an ongoing basis for accounting purposes). The Company reported a net defined pension asset of $47.8 million at October 31, 2008 (October 31, 2007 – $23.5 million). The Company made $4.2 million in cash payments for its employee future benefits for the 12-month period ended October 31, 2008, consisting of cash contributed to its funded pension plans, its defined contribution plans, its multi-employer pension plan and directly to beneficiaries for other plan benefits.

The Company reported total pension benefit income of $20.8 million for the 12 months ended October 31, 2008 (15 months ended October 31, 2007 – $4.3 million). While there were actuarial losses on assets during 2008 due to the downturn in financial markets, pension plan accounting requires that gains and losses are effectively smoothed over future periods, beginning in the following period. The actuarial losses in 2008 will not begin to impact the Company's income directly until 2009 (see Note 16 of the Consolidated Financial Statements).

The following table compares the values of pension plan assets and liabilities for accounting purposes to the estimated values for pension funding purposes (solvency basis) at October 31, 2008:

(000's)	Accounting Basis	Solvency Funding
Market value of pension assets	$ 529,004	$ 529,004
Pension liabilities	$ 477,491	$ 605,863
Funded status – surplus (deficit)	$ 51,513	$ (76,859)
Unamortized accounting differences	$ (3,757)	
Consolidated accrued benefit asset	$ 47,756	

Based on current estimates, the Company has a $47.8 million surplus in its plans (for accounting purposes). However, from a solvency perspective (for pension funding purposes), the plans had a combined deficit of $76.9 million as at October 31, 2008. The Company funds its defined benefit pension plans in accordance with actuarially-determined amounts based on federal

pension regulations. Management currently estimates quarterly payments of $5.6 million in 2009, up from quarterly payments of $1.5 million in 2008. The estimated increase in payments is primarily the result of a reduction in the fair value of plan assets during the year, reflecting the current downturn in financial markets. Funding requirements may increase or decrease depending upon future actuarial valuations. The Company's projection is based on funding the increase in plan deficits over a five-year period and these payments may change in the future to reflect formal valuations as at December 31, 2008, which the Company expects to receive in April 2009. Note 16 of the Consolidated Financial Statements for October 31, 2008 describes in detail the Company's pension plan obligations.

13.2 Viterra Financial and Unifeed Financial

Viterra Financial provides grain and oilseeds producers with unsecured working capital financing, through a Canadian Schedule I chartered bank, to purchase the Company's fertilizer, crop protection products, seed and equipment. Outstanding credit was $487.7 million at October 31, 2008, compared to $319.5 million at October 31, 2007. Approximately 96% of the current outstanding credit relates to Viterra Financial's highest credit rating categories. The Company indemnifies the bank for 50% of future losses under Viterra Financial to a maximum limit of 5% of the aggregate qualified portfolio balance. The Company's aggregate indemnity will vary at any given time with the size of the underlying portfolio. As at October 31, 2008, Viterra has provided $5.6 million for actual and future expected losses.

Unifeed Financial provides livestock producers with secured working capital financing through a Canadian Schedule I chartered bank to purchase feeder cattle, feeder hogs and related feed inputs under terms that do not require payment until the livestock are sold. The customer base for Unifeed Financial tends to be smaller with individually larger average credit balances than Viterra Financial. Unifeed Financial approved $93.4 million (October 31, 2007 – $97.1 million) in credit applications, of which customers had drawn $31.9 million at October 31, 2008 (October 31, 2007 – $35.5 million). The Company has indemnified the bank for aggregate credit losses of up to $6.5 million based on the first 20% to 33% of new credit issued on an individual account as well as for credit losses, shared on an equal basis, of up to 5% of the aggregate qualified portfolio balance. The Company's aggregate indemnity will vary at any given time with the credit rating of underlying accounts and the aggregate credit outstanding. As at October 31, 2008, the Company had provided about $0.5 million for actual and expected future losses.

13.3 Other

Under the terms of an agreement, FCC provided credit to certain of the Company's farming customers in the Agri-products segment. This agreement was terminated on January 31, 2008, on payment of a termination fee and the acquired amounts were sold to a Canadian Schedule I chartered bank. Please refer to Note 25(c) in the Notes to the Consolidated Financial Statements.

For a further description of other commitments, contingencies and guarantees of the Company, please refer to Note 25 of the Consolidated Financial Statements.

14. RELATED PARTY TRANSACTIONS

The Company has transactions with related parties in the normal course of business at commercial rates and terms. Related parties may include investees Prince Rupert Grain and the Puratone Corporation.

Total sales to related parties were $16.6 million (2007 – $7.8 million). As at October 31, 2008, accounts receivable from related parties totalled $11.9 million (2007 – $11.6 million).

15. CRITICAL ACCOUNTING ESTIMATES

In preparing the Company's Consolidated Financial Statements, management is required to make estimates, assumptions and judgments as to the outcome of future events that might affect reported assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities. Such assessments are made using the best information available to management at the time. Although management reviews its estimates on an ongoing basis, actual results may differ from these estimates as confirming events occur. The following is an analysis of the critical accounting estimates that depend most heavily on such management estimates, assumptions and judgments, any changes which may have a material impact on the Company's financial condition or results of operations. For more information about certain assumptions and risks that might affect these estimates, assumptions and judgments, refer to Section 21 Forward-Looking Information on page 45.

15.1 Valuation of Long-Lived Assets and Asset Impairment

Goodwill is not amortized but is assessed for impairment at the business unit level at least annually or whenever events or changes in circumstances suggest that the carrying amount may not be recoverable. Potential goodwill impairment is identified by comparing the fair value of a business unit, estimated using discounted cash flows, to its carrying value. Should the carrying value exceed the assessed fair value of the business unit, the goodwill impairment would result in a reduction in the carrying value of goodwill on the balance sheet and the recognition of a non-cash impairment charge in the Consolidated Statement of Earnings. While the Company believes that all of its estimates are reasonable, there exist inherent uncertainties that management may not be able to control. As a result, the Company is unable to reasonably quantify the changes in its overall financial performance

if it had used different assumptions, and it cannot predict whether an event that triggers impairment will occur, when it will occur or how it will affect the asset values reported.

The Company periodically assesses the recoverability of values assigned to long-lived assets after considering potential impairment, indicated by such factors as business and market trends, future prospects, current market value and other economic factors. In performing its review of recoverability, management estimates the future cash flows expected to result from the use of the asset and its eventual disposition. If the sum of the expected future cash flows is less than the carrying value of the asset, an impairment loss would be recognized based on the excess of the carrying value of the asset over the fair market value calculated using discounted future cash flows.

15.2 Future Income Taxes

Future income tax assets and liabilities are recognized for the future income tax consequences attributable to temporary differences between the financial statement carrying values of assets and liabilities and their respective income tax bases. Future income tax assets or liabilities are measured using enacted or substantively enacted income tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The calculation of current and future income taxes requires management to make estimates and assumptions and to exercise a certain amount of judgment concerning the carrying values of assets and liabilities. The current and future income tax assets and liabilities are also impacted by expectations about future operating results and the timing of reversal of temporary differences as well as possible audits of tax filings by regulatory agencies. Changes or differences in these estimates or assumptions may result in changes to the current and future income tax assets and liabilities on the Consolidated Balance Sheets and a charge to, or recovery of, income tax expense.

As at October 31, 2008, the Company had loss carry forwards of approximately $111.3 million (2007 – $285.2 million) available to reduce income taxes otherwise payable in future years, expiring between October 2009 and 2027.

A short-term future income tax asset of $26.4 million has been recorded as at October 31, 2008 in respect of the Company's unutilized losses. Management regularly assesses the Company's ability to realize net future income tax assets based on all relevant information available and has concluded that it is more likely than not that these loss carry forwards can be fully utilized prior to expiry. In making its assessment, the Company considered, among other things, historical and projected future earnings. Accordingly, the Company has not recorded a valuation allowance related to these assets. If the Company's projected future earnings do not materialize to the extent required to permit the full realization of these loss carry forwards, the Company would record an appropriate valuation allowance in the period when such a determination is made. This would result in a decrease to reported earnings and an increase to the Company's effective tax rate in that period.

Additional loss carry forwards, associated with inactive subsidiaries that the Company has less than a 100% ownership interest, amounted to $25.0 million at the end of October 31, 2008. Management has determined that the utilization of these losses is more uncertain and, accordingly, a full valuation allowance has been provided against these losses.

15.3 Pension and Other Post-Employment Benefits

Certain estimates and assumptions are used in determining the Company's defined benefit pension and other post-employment benefit obligations, including the discount rate, the expected long-term rate of return on plan assets and expected growth rate of health care costs. These assumptions depend on various underlying factors such as economic conditions, investment performance, employee demographics and mortality rates. These assumptions may change in the future and may result in material changes in the pension and employee benefit plans expense recorded in OG&A. Changes in financial market returns and interest rates could also result in changes to the funding requirements of the Company's defined benefit pension plans. A substantial number of the Company's employees are members of its defined contribution plans. The Company's remaining defined benefit plans cover a closed group of members and all retirees prior to the Company's conversion to defined contribution plans.

For 2008, the discount rate used for calculation of pension benefit plans was 7.25% (2007 – 5.7%) and for other future benefits was 7.25% (2007 – 5.7%). The expected long-term rate of return on plan assets for pension benefit plans for 2008 was 6.5% (2007 – 6.4%). A one percentage-point decrease in the assumed return on plan assets would increase the pension income by $4.4 million. A one percentage-point decrease in the assumed discount rate would decrease pension income by $2.6 million and increase the accrued benefit obligation by $43.1 million, and decrease the other future benefit expense by a negligible amount and the accrued other future benefit obligation by $0.8 million. A one percentage-point increase in the assumed trend in health care cost would not materially increase interest costs, but would increase the accrued benefit obligation by $0.2 million. The sensitivity of each assumption has been calculated independently. Changes to more than one assumption simultaneously may amplify or reduce the impact on the accrued benefit obligations or benefit plan expenses.

15.4 Environmental Matters

On November 1, 2008, Westco was amalgamated with Viterra. The Company's other long-term liabilities include the asset retirement obligation ("ARO") associated with Westco's fertilizer manufacturing and processing plants, which discontinued operations in 1987. Westco provided for site restoration and reclamation costs related to former production facilities in Calgary

and Medicine Hat, Alberta and associated phosphogypsum stacks and certain closed landfills. The period to complete the reclamation project is estimated to be about seven years from the current date and management believes that the ARO is adequate. The ARO was $22.1 million at October 31, 2008 (2007 – $21.5 million). The net increase from the prior year reflects a $9.9 million asset retirement obligation charge as a result of revisions to management's estimate due to increasing costs, net of cash settlements made during the year.

15.5 Other Provisions and Allowances

Under the terms of an agreement, FCC provided credit to farm customers of Viterra for the purchase of crop inputs. As previously noted, this program was terminated on January 31, 2008, on payment of a termination fee and the acquired amounts were sold to a Canadian Schedule I chartered bank.

15.6 Purchase Price Allocation and Goodwill

The determination and allocation of the purchase price paid for AU in 2007 was based on management's best estimates and accounted for all of the relevant information at the time that the Consolidated Financial Statements were prepared. This process involved making estimates and assumptions in determining the fair value of the assets acquired and the liabilities assumed.

A number of significant estimates and assumptions were used in determining the fair value of certain assets and liabilities acquired upon the purchase of AU in 2007. In determining the fair value of property, plant and equipment, goodwill and intangibles, the Company used the work of third-party valuation experts. The fair value of the liabilities and obligations assumed on the purchase were based on estimated market values. Liabilities relating to the restructuring and integration of AU's operations included estimated severance and employee-related costs, professional fees, change in control expenses related to the repayment of AU debt, a break fee paid to JRI and other related costs.

Management believes that the estimates used for the purchase allocation are reasonable; however, actual results could differ as confirming events occur, which could require future adjustments to goodwill and related accruals.

16. CHANGES IN ACCOUNTING POLICY

16.1 Financial Instruments

As described in Note 2 of the Consolidated Financial Statements, effective November 1, 2007, the Company adopted the Canadian Institute of Chartered Accountants ("CICA") Handbook Sections: Section 3855, "Financial Instruments – Recognition and Measurement", Section 3865, "Hedges", Section 3251, "Equity", Section 1530, "Comprehensive Income", Section 3862, "Financial Instruments – Disclosures" and Section 3863, "Financial Instruments – Presentation".

The new standards provide guidance on the recognition, measurement and classification of financial assets and financial liabilities. All financial instruments, including derivatives, are included on a company's balance sheet and measured either at their fair values or, in circumstances when fair value may not be considered most relevant, at amortized cost or cost. The standards establish a new measure of income called comprehensive income. Comprehensive income represents the change in the net assets of an entity from non-owner sources for a period and has two components – net income and other comprehensive income. The new section provides guidance for reporting items in other comprehensive income, which is included on the Consolidated Balance Sheets as a separate component of shareholders' equity.

The new standards also establish the accounting requirements for hedges. The accounting for a specific hedging relationship depends on its nature. Fair value hedging applies when the change in the fair value of an existing asset or liability attributable to a particular risk is being hedged. The change in the fair value of both the hedging item and hedged item attributable to the hedged risk is recognized in net income and adjusts the carrying amount of the instruments. Cash flow hedging applies when the variability in cash flows attributable to a particular risk is hedged. The effective portion of the changes in fair value of the derivative is recorded in other comprehensive income until the hedged item affects net income. Any ineffectiveness of designated hedges is recognized immediately in income.

Additional information regarding these changes can be found in Note 2(p)(i) of the Consolidated Financial Statements.

16.1.1 Non-hedgeable Grain Inventories and Related Commodity Contracts

The Company has historically classified its grain inventories and related derivative contracts into two categories. Hedgeable grain inventories are those for which the market risk associated with inventory positions is managed through exchange-traded futures instruments. Non-hedgeable grain inventories include inventories for which there are no exchange-traded instruments but where cash-traded instruments are commonly used to manage market risk. The Company manages the market risk associated with inventory and open contracts on a combined basis.

Prior to 2008, non-hedgeable grain inventories and related commodity contracts were valued on a combined basis at the lower of cost and net realizable value. During the first quarter of 2008, the Company adopted the policy of valuing its non-hedgeable grain inventories on the basis of market quotations less freight and handling costs. Gains and losses on related open grain purchase and sales contracts are based on estimated fair value. This new policy, in addition to providing consistency with its existing accounting policy for hedgeable inventories and commodities, is consistent with the fair value measurement

requirements adopted on November 1, 2007, for financial instruments and other derivative contracts of the Company. The impact of this change in accounting policy has been recorded retrospectively with restatement of the prior period.

Additional information regarding these changes can be found in Note 2(p)(ii) of the Consolidated Financial Statements.

16.2 Other Accounting Standards

The Company also adopted the CICA Handbook Sections 1506, "Accounting Changes" and 1535, "Capital Disclosures" effective November 1, 2007. These sections resulted in additional financial statement note disclosure.

17. FUTURE ACCOUNTING STANDARDS

17.1 Inventories

In June 2007, the CICA issued Section 3031, "Inventories", replacing Section 3030, "Inventories". The new Section will be applicable to financial statements relating to fiscal years beginning on or after January 1, 2008, and provides more guidance on the measurement and disclosure requirements for inventories. Accordingly, the Company will adopt the new standards for its fiscal year beginning November 1, 2008. The adoption is not expected to have a material impact on the Company's Consolidated Financial Statements.

17.2 Goodwill and Intangible Assets

In February 2008, the CICA issued Section 3064, Goodwill and Intangible Assets, replacing Section 3062, Goodwill and Other Intangible Assets and Section 3450, Research and Development Costs. Various changes have been made to other sections of the CICA Handbook for consistency purposes. The new standards will be applicable to financial statements relating to fiscal years beginning on or after October 1, 2008. Accordingly, the Company will adopt the new standards for its fiscal year beginning November 1, 2008. Section 3064 establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Standards concerning goodwill are unchanged from the standards included in the previous Section 3062. The adoption is not expected to have a material impact on the Company's Consolidated Financial Statements.

17.3 International Financial Reporting Standards

In February 2008, the Accounting Standards Board ("AcSB") announced that 2011 is the changeover date for publicly listed companies to replace Canadian GAAP with International Financial Reporting Standards ("IFRS"). The date relates to interim and annual financial statements for fiscal years beginning on or after January 1, 2011, which will be applicable for Viterra's first quarter of fiscal 2012. The Company will also be required to provide IFRS comparative information for the previous fiscal period. The Company has committed the appropriate resources and training to ensure the Company is compliant by the required transition date. Part of the work that will be completed will include an assessment of the impact to accounting, financial reporting, IT systems as well as certain contractual arrangements. Additional details will be provided in future Company reports.

18. RISKS AND RISK MANAGEMENT

Viterra faces certain risks, including weather, strategic, market, financial restriction, credit and foreign exchange risk, which can impact its financial performance. For additional information on other general business and environmental risks, readers should review the 2008 Annual Information Form.

18.1 Governance and Oversight

Viterra's Risk Management Committee (the "Committee") is a senior management committee responsible for assessing enterprise risks and implementing strategies to reduce the Company's exposure. The Committee meets regularly to assess risks and direct risk mitigation activities. Regular reports are provided to the Audit Committee of the Board of Directors.

18.2 Weather Risk

As an agri-business company, Viterra's most significant risk is the weather. The effects of weather conditions on crop quality and production volumes present significant operating and financial risk to Viterra's Grain Handling and Marketing segment. Volumes are a key driver of earnings for Viterra's grain operations. Fixed costs in Viterra's primary elevator system represent approximately 75% to 80% of total costs and, as a result, reduced volume and inventory turns negatively impact the margin/earnings per tonne achievable.

Crop quality is also an important factor because the majority of the higher quality grains and oilseeds move into export position; accordingly, Viterra generates margins at each stage of its value chain through to its port terminals.

Grains destined for domestic markets on average generate lower margins, particularly feed grains, which require little processing and handling. Therefore, the mix of grains and oilseeds that Viterra manages in any given year is an important factor affecting margins and earnings. Viterra offers a number of programs to its primary customers, including drying and blending opportunities in an attempt to mitigate some of the quality risk.

The level and mix of agri-products sales are also dependent on weather. Weather and moisture levels are a determining factor in crop selection by producers at seeding time, the variety of seed

sown, and the amount of proprietary seed purchased. Crop selection decisions also impact the amount of fertilizer and crop protection products Viterra sells since certain crops require significantly more inputs than others. During the growing season, weather determines the type and amount of agri-products applied to the land. Viterra's Agri-products group works closely with its Grain Handling and Marketing group to anticipate producers' intentions for seeding in order to manage agri-products inventories appropriately.

Viterra's elevators and agri-product distribution facilities are geographically dispersed throughout the Prairie provinces, diversifying the Company's exposure to localized growing conditions. Viterra has historically had grain volume insurance to protect the cash flow of the organization from significant declines in grain volumes, resulting from drought or other weather-related events. For 2009, the Company has partial coverage under a multi-year program arranged in 2008 and plans to place additional coverage. The partial coverage represents 20% of the $60.0 million of coverage in place for 2008.

18.3 Market Risk

A significant portion of Viterra's sales are derived from its Grain Handling and Marketing segment. Earnings for this segment fluctuate based on the volume of grain handled and the margins earned on the purchase and sale of open market grains. In the case of Board grains, Viterra earns CWB storage and handling tariffs; these are established independently of the market price for grain.

CWB grains accounted for about 51% of total grain handled by Viterra in 2008 (2007 – 59%). For these grains, the Company's risks are reduced in part through the terms of formal legal arrangements between Viterra and the CWB. The arrangements provide for full reimbursement of the price paid to producers for grain as well as certain costs incurred by Viterra. Adverse impacts can be experienced by Viterra whereby handling of Board grain results in a loss of grade or, in the case of the CWB's tendering program, Viterra fails to meet the requirements under the tendering contract. Viterra employs grain grading, handling procedures and quality testing across its value chain to help mitigate these risks.

For non-Board or open market grains and oilseeds purchased by Viterra, the Company is exposed to the risk of movement in price between the time the grain is purchased and when it is sold. Financial risk management activities commonly referred to as "hedging", where such opportunities exist, can reduce this risk. Hedging is the placing in the futures market of a position opposite to one held in the cash market in order to reduce the risk of financial loss from an adverse price change. In so doing, the Company assumes basis risk to the extent the futures market and the cash market do not change by directly equivalent amounts. Where exchange-traded futures for a particular commodity are not available or where the liquidity of a particular exchange-traded future is volatile, Viterra develops cross-hedges, using futures contracts for similar or related products.

Viterra employs a Commodity Risk Management Policy, in which position limits are used to limit the Company's exposure to changes in commodity prices. Position limits set out the amount of market exposure the Company is willing to tolerate by commodity. The Policy defines these tolerance levels based on the size of the original position, liquidity in the futures market and a number of other factors. The Board's Audit Committee sets various authorization limits.

The Company also utilizes forward sales contracts to hedge prices for the sale of grain, forages and special crops, forward purchase contracts to fix the costs of supply of livestock feed inputs and prepaid purchases of agri-products inputs with future delivery dates. The costs associated with these instruments are included in the cost of sales for the affected business segment.

18.4 Credit Risk

Viterra is exposed to credit risk in connection with credit provided to its customers, including credit provided on agri-products purchases through a third party. Credit defaults by Viterra's customers could have a material adverse effect on Viterra's financial results and financial condition. Viterra shares responsibility for defaulted accounts and loan losses with a Canadian Schedule I chartered bank through Viterra Financial and Unifeed Financial. Viterra's average credit losses since combining its new credit programs in February 2008 were less than 0.2% of sales.

For credit provided through Viterra Financial and Unifeed Financial, the Company has limited its exposure to credit risk by limiting the financial institution's recourse against the Company for indemnification of losses incurred on certain credit sales. Additionally, exposure to credit risk is managed through a rigorous analysis of outstanding positions, payment and loss history and ongoing credit reviews of all significant contracts.

Viterra pursues a payment and country risk reduction strategy for offshore customers by using export financing arrangements, strategic business alliances and country risk reporting. Export financing payment arrangements include cash prior to unloading, cash against documents and obtaining confirmed letters of credit. Activity is continually monitored to ensure Viterra's exposure is within acceptable limits.

Viterra uses derivative financial instruments, where available, to manage market risks resulting from fluctuations in underlying interest rates, foreign exchange rates and commodity prices by creating essentially equal and offsetting market exposures. As such, the Company can be exposed to credit risk in the event of non-performance of its counterparties on its derivative contracts. However, in the case of over-the-counter derivative contracts, the Company only contracts with pre-authorized counterparties where agreements are in place and the Company monitors the credit ratings of its counterparties on an ongoing basis. Exchange-traded

futures contracts used to hedge future revenues in the Company's grain business are not subject to any significant credit risk as the changes in contract positions are settled daily through a recognized exchange.

18.5 Foreign Exchange Risk

Significant portions of the Company's net revenues are denominated in U.S. dollars and Viterra hedges substantially all foreign currency transactions through futures currency contracts or forward exchange contracts, and through the use of natural hedges created by offsetting transactions. However, to the extent that the Company has not fully hedged its foreign exchange risks, an appreciation of the Canadian dollar against the U.S. dollar or other relevant currencies could have a material adverse effect on Viterra's financial results.

18.6 Other Risks

The Government of Canada has indicated its intention to remove the monopoly powers of the CWB and implement a voluntary marketing structure. Some actions have been taken to move this policy forward; however, in 2007, the Federal Court overturned the federal government's regulations to introduce dual marketing on western barley sales. In light of its current minority position, the Conservative government is unlikely to pass legislation to change the mandate of the CWB, as all three opposition parties support the monopoly. Changes from within the CWB are also unlikely given the results of director elections in December 2008, which did not change the balance of power on the CWB Board of Directors. At least eight of the 15 directors favour retention of the monopoly. While the Company believes it is well positioned to achieve the same or superior operating effectiveness in a new regulatory environment, there is still uncertainty associated with these possible changes.

To address consumer awareness and concern over food safety and "traceability", Viterra has established a number of processes to track and identify crops at every stage of production: from seed to customer delivery to meet international standards, including HACCP – the internationally recognized system of quality control for food safety – and ISO 9000 certification for the processing and export of grains, oilseeds and special crops. ISO 9001:2000 registration and HACCP compliance are verified by third-party audits. As at October 31, 2008, all of the Company's port terminals, except PRG, met the ISO 9001:2000 Quality Management Standard and ISO 22000:2005 (HACCP) Food Safety Standard. All of the Company's Thunder Bay Terminals (A, B and C) are also GMP+B2 (Good Manufacturing Practices) certified.

The Company's country elevator network includes 83 grain facilities, two joint venture HTEs, one organic facility and 12 special crop facilities, which are registered ISO 9001:2000 and are HACCP compliant. In addition, the Quality Control department in the Company's offices in Regina is ISO 9001:2000 registered. The Company's six Canadian feed mills and two pre-mix facilities comply with all federal regulations and are HACCP certified or compliant. In addition, Canadian operations are inspected by the Canadian Food Inspection Agency ("CFIA") and U.S. feed mills are inspected by state and federal agencies in the United States. To deal with concerns such as bovine spongiform encephalopathy ("BSE"), the CFIA has implemented a feed ban that prohibits the use of cattle protein in the production of cattle feed. A further ban was extended to all animal feed, pet feed and fertilizer in 2007, which is expected to reduce the likelihood of spreading BSE through contaminated feed. In the U.S., feed safety concerns around BSE are limited as Hi-Pro does not use cattle protein or any other animal byproducts in the production of animal feed.

A detailed commentary on risk factors relating to the Company and its business is set forth in the Company's current Annual Information Form. See Section 22 Additional Information.

19. NON-GAAP MEASURES

EBITDA (earnings before interest, taxes, amortization, gain (loss) on disposal of assets, integration expenses and recovery of (provision for) pension settlement) and EBIT (earnings before interest, taxes, gain (loss) on disposal of assets, integration expenses and recovery of (provision for) pension settlement) are non-GAAP measures. Those items excluded in the determination of EBITDA and EBIT represent items that are non-cash in nature, income taxes, financing charges or are otherwise not considered to be in the ordinary course of business. These measures are intended to provide further insight with respect to Viterra's financial results and to supplement its information on earnings (losses) as determined in accordance with GAAP.

EBITDA is used by management to assess the cash generated by operations and EBIT is a measure of earnings from operations prior to financing costs and taxes. Both measures also provide important management information concerning business segment performance since the Company does not allocate financing charges, income taxes or other excluded items to these individual segments.

Funded debt, net of cash and cash equivalents, is provided to assist investors and is used by management in assessing the Company's liquidity position and to monitor how much debt the Company has after taking into account its liquid assets, such as cash and cash equivalents. Such measures should not be used in isolation of, or as a substitute for, current liabilities, short-term debt, or long-term debt as a measure of the Company's indebtedness.

Cash flow provided by operations is the cash from (or used in) operating activities, excluding non-cash working capital changes. Viterra uses cash flow provided by operations and cash flow provided by operations per share as a financial measure for the evaluation of liquidity. Management believes that excluding the seasonal swings of non-cash working capital assists management's evaluation of long-term liquidity.

Free cash flow is cash flow provided by operations (prior to any changes in non-cash working capital) net of capital expenditures, excluding business acquisitions. Free cash flow is used by management to assess liquidity and financial strength. This measurement is also useful as an indicator of the Company's ability to service its debt, meet other payment obligations and make strategic investments. Readers should be aware that free cash flow does not represent residual cash flow available for discretionary expenditures.

These non-GAAP measures should not be considered in isolation from, or as a substitute for, GAAP measures such as (i) net earnings (loss), as an indicator of the Company's profitability and operating performance or (ii) cash flow from or used in operations, as a measure of the Company's ability to generate cash. Such measures do not have any standardized meanings prescribed by Canadian GAAP and are, therefore, unlikely to be comparable to similar measures presented by other corporations.

Reconciliations of each of these terms are provided in the table below.

Non-GAAP Terms, Reconciliations and Calculations

(in thousands – except percentages and ratios)

(for the 12 months ended October 31)	2008	2007[1,2]	Better (Worse)
Gross profit and net revenues from services	**$ 1,026,831**	$ 594,194	$ 432,637
Operating, general and administrative expenses	**(494,227)**	(328,372)	(165,855)
EBITDA	**$ 532,604**	$ 265,822	$ 266,782
Amortization	**(106,832)**	(62,940)	(43,892)
EBIT	**$ 425,772**	$ 202,882	$ 222,890
Net earnings	**$ 288,282**	$ 116,495	$ 171,787
Amortization	**106,832**	62,940	43,892
Non-cash financing expenses	**4,470**	2,305	2,165
Provisions for (recovery of) pension settlement	**(3,356)**	5,000	(8,356)
Employee future benefits	**(19,918)**	(3,162)	(16,756)
Equity loss (earnings) of significantly influenced companies	**10,963**	1,833	9,130
Future income tax provision	**70,280**	60,058	10,222
Loss (gain) on disposal of assets	**(1,263)**	(35,234)	33,971
Other items	**(24)**	1,485	(1,509)
Cash flow prior to working capital changes	**$ 456,266**	$ 211,720	$ 244,546
Property, plant and equipment expenditures	**(55,583)**	(114,884)	59,301
Free Cash Flow	**$ 400,683**	$ 96,836	$ 303,847
As at October 31			
Current assets	**$ 2,431,823**	$ 1,451,771	$ 980,052
Current liabilities	**961,723**	1,084,709	122,986
Current Ratio (Current Assets/Current Liabilities)	**2.53**	1.34	1.19 pt
Short-term borrowings (Note 11)	**$ 17,769**	$ 352,527	$ 334,758
[A] Long-term debt due within one year (Note 12)	**14,703**	3,736	(10,967)
[A] Long-term debt (Note 12)	**595,385**	307,413	(287,972)
[B] Total debt	**$ 627,857**	$ 663,676	$ 35,819
Cash and short-term investments	**$ 669,665**	68,651	601,014
Bank indebtedness	**(655)**	(4,501)	3,846
[C] Cash and cash equivalents	**$ 669,010**	$ 64,150	$ 604,860
Funded Debt, Net of Cash and Cash Equivalents	**$ (41,153)**	$ 599,526	$ 640,679
[D] Total equity	**$ 2,200,725**	$ 1,474,621	$ 726,104
[E] Total capital [B + D]	**$ 2,828,582**	$ 2,138,297	
Total Debt-to-Capital [B]/[E]	**22.2%**	31.0%	8.8 pt
Long-Term Debt-to-Capital [A]/[E]	**21.6%**	14.6%	(7.0 pt)

1 See Note 1 under the table of Selected Consolidated Financial Information in Section 8.1

2 As restated, see Note 2(p) of Consolidated Financial Statements

20. EVALUATION OF DISCLOSURE AND PROCEDURES

Management, including the President and Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of Viterra's disclosure controls and procedures (as defined in National Instrument 52-109 of the Canadian Securities Administrators) as of October 31, 2008. Management has concluded that, as of October 31, 2008, Viterra's disclosure controls and procedures were effective to provide reasonable assurance that material information relating to Viterra and its consolidated subsidiaries and joint ventures would be made known to them by others within those entities, particularly during the period in which this report was being prepared.

Management has designed internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP.

There have been no changes in the Company's internal control over financial reporting that occurred during the year that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

21. FORWARD-LOOKING INFORMATION

Certain statements in this Management's Discussion and Analysis are forward-looking statements and reflect Viterra's expectations regarding future results of operations, financial condition and achievements. All statements that address activities, events or developments that Viterra or its management expects or anticipates will or may occur in the future, including such things as growth of its business and operations, competitive strengths, strategic initiatives, planned capital expenditures, plans and references to future operations and results, critical accounting estimates and expectations regarding future capital resources and liquidity of the Company and such matters, are forward-looking statements. In addition, the words "believes", "intends", "anticipates", "expects", "estimates", "plans", "likely", "will", "may", "could", "should", "would", "outlook", "forecast", "objective", "continue" (or the negative thereof) and words of similar import may indicate forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance and achievements of Viterra to be materially different from any future results, performance and achievements expressed or implied by those forward-looking statements. A number of factors could cause actual results to differ materially from expectations including, but not limited to, those factors discussed under the heading Risk Factors in Viterra's 2008 Annual Information Form and in the Company's 2008 Management's Discussion and Analysis under the heading Risks and Risk Management in the Management's Discussion and Analysis; integration risk associated with the merger of Saskatchewan Wheat Pool and Agricore United; adverse weather conditions; political and economic risks; changes in domestic regulation; commodity price and market risks; employee relations and collective bargaining; integration risk; foreign exchange risk; availability of credit and credit costs; dependence on key personnel; environmental, health and safety risks; property and liability risks; food and agricultural products risks; diseases and other livestock industry risks; credit risk; and reliance on computerized business systems. The uncertainties and other factors include, but are not limited to, crop production and crop quality in Western Canada; world agricultural commodity prices and markets; producers' decisions regarding total seeded acreage, crop selection, and utilization levels of farm inputs such as fertilizer and pesticides; changes in the grain handling and agri-products competitive environments, including pricing pressures; Canadian grain export levels; changes in government policy and transportation deregulation; international trade matters; global political and economic conditions, including grain subsidy actions and tariffs of the United States and the European Union; current global financial crises and changes in credit markets and competitive developments in connection with Viterra's grain handling, agri-products, agri-food processing, financial products and livestock and feed businesses. Many of these risks, uncertainties and other factors are beyond the control of the Company. All of the forward-looking statements made in this Management's Discussion and Analysis and the documents incorporated herein by reference are qualified by these cautionary statements and the other cautionary statements and factors contained herein or in documents incorporated by reference herein, and there can be no assurance that the actual developments or results anticipated by the Company and its management will be realized or, even if substantially realized, that they will have the expected consequences for, or effects on, the Company.

Although Viterra believes the assumptions inherent in forward-looking statements are reasonable, undue reliance should not be placed on these statements, which only apply as of the date of this Management's Discussion and Analysis. In addition to other assumptions identified in this Management's Discussion and Analysis, assumptions have been made regarding, among other things:

- western Canadian crop production and quality in 2008 and subsequent crop years;
- the volume and quality of grain held on farm by producer customers;
- movement and sales of Board grains by the Canadian Wheat Board;
- demand for and supply of open-market grains;
- the ability to maintain existing customer contracts and relationships;
- agricultural commodity prices;

- general financial conditions for western Canadian agricultural producers;
- demand for seed grain, fertilizer, chemicals and other agri-products;
- market share of grain deliveries and agri-product sales that will be achieved by Viterra;
- extent of customer defaults in connection with credit provided by Viterra, its subsidiaries or a Canadian chartered bank in connection with agri-product purchases;
- ability of the railways to ship grain to port facilities for export without labour or other service disruptions;
- demand for oat and malt barley products and the market share of sales of these products that will be achieved by Viterra's subsidiaries;
- the availability of feed ingredients for livestock and poultry;
- cyclicality of hog prices;
- the impact of competition;
- environmental and reclamation costs;
- the ability to obtain and maintain existing financing on acceptable terms; and
- currency, exchange and interest rates.

The preceding list is not exhaustive of all possible factors. All factors should be considered carefully when making decisions with respect to Viterra and undue reliance should not be placed on Viterra's forward-looking information.

Viterra disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future developments or otherwise, except as otherwise required by applicable law.

22. ADDITIONAL INFORMATION

Additional information about Viterra, including its most recent Annual Information Form, can be found on the Company's website at www.viterra.ca and on SEDAR at www.sedar.com.

Auditors' Report to the Shareholders of Viterra Inc.

We have audited the consolidated balance sheets of Viterra Inc. as at October 31, 2008 and October 31, 2007 and the consolidated statements of earnings, comprehensive income, shareholders' equity and cash flows for the year ended October 31, 2008 and the fifteen months ended October 31, 2007. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at October 31, 2008 and October 31, 2007 and the results of its operations and its cash flows for the year and the fifteen month period then ended in accordance with Canadian generally accepted accounting principles.

Deloitte & Touche LLP

Regina, Saskatchewan
January 20, 2009

Deloitte & Touche LLP
Chartered Accountants

Management's Responsibility for Financial Statements

The management of Viterra Inc. is responsible for the preparation, integrity and fair presentation of the consolidated financial statements and management's discussion and analysis. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and necessarily include amounts based on management's informed judgements and estimates. Financial information contained in management's discussion and analysis is consistent with the consolidated financial statements.

To assist management in fulfilling its responsibilities, a system of internal accounting controls has been established to provide reasonable assurance that the consolidated financial statements are accurate and reliable and that assets are safeguarded. An internal audit function evaluates the effectiveness of internal controls and reports its findings to management and the Audit Committee of the Board of Directors.

The Board of Directors, through its Audit Committee, is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal control systems. The Audit Committee is composed of independent directors who are not employees of the Corporation. The Audit Committee is responsible for reviewing the consolidated financial statements and management's discussion and analysis and recommending them to the Board of Directors for approval. To discharge its duties the Audit Committee meets regularly with management, internal audit and Deloitte & Touche LLP to discuss internal controls, accounting and financial reporting processes, audit plans and financial matters. The Audit Committee reports its findings to the Board of Directors for its consideration in approving the consolidated financial statements for issuance to the shareholders.

Deloitte & Touche LLP is responsible for auditing the consolidated financial statements and expressing their opinion thereon and their report is presented separately. The external auditors have full and free access to, and meet regularly with, management and the Audit Committee.

Mayo M. Schmidt
President and Chief Executive Officer

Rex McLennan
Chief Financial Officer

January 20, 2009

Consolidated Balance Sheets

(in thousands)

As at	October 31, 2008	October 31, 2007 (restated - Note 2p)ii))
ASSETS		
Current Assets		
Cash	**$ 183,536**	$ 24,600
Cash in trust	**–**	16,710
Short-term investments	**486,129**	44,051
Accounts receivable	**773,830**	458,914
Inventories (Note 6)	**837,943**	785,695
Prepaid expenses and deposits	**91,183**	51,685
Future income taxes (Note 20)	**59,202**	70,116
	2,431,823	1,451,771
Investments (Note 7)	**7,645**	19,198
Property, Plant and Equipment (Note 8)	**1,154,859**	1,192,620
Other Long-Term Assets (Note 9)	**69,238**	61,233
Intangible Assets (Note 10)	**22,133**	20,275
Goodwill (Note 5)	**300,121**	296,743
Future Income Taxes (Note 20)	**2,673**	255
	$ 3,988,492	$ 3,042,095
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities		
Bank indebtedness	**$ 655**	$ 4,501
Short-term borrowings (Note 11)	**17,769**	352,527
Accounts payable and accrued liabilities	**928,596**	723,945
Long-term debt due within one year (Note 12)	**14,703**	3,736
	961,723	1,084,709
Long-Term Debt (Note 12)	**595,385**	307,413
Other Long-Term Liabilities (Note 13)	**64,183**	60,255
Future Income Taxes (Note 20)	**166,476**	115,097
	1,787,767	1,567,474
Shareholders' Equity		
Retained earnings	**325,911**	50,426
Accumulated other comprehensive income (loss) (Note 17)	**(9,766)**	1,029
	316,145	51,455
Share capital (Note 14)	**1,883,336**	1,422,843
Contributed surplus	**1,244**	323
	2,200,725	1,474,621
	$ 3,988,492	$ 3,042,095

Commitments, contingencies and guarantees (Note 25)

On behalf of the Board of Directors

Thomas Birks
Director

Thomas Chambers
Director

Consolidated Statements of Earnings

(in thousands)

For the Period Ended	12 Months Ended October 31, 2008	15 Months Ended October 31, 2007 (restated – Note 2p)ii))
Sales and other operating revenues	$ 6,777,566	$ 3,875,816
Cost of sales	(5,750,735)	(3,231,990)
Gross profit and net revenues from services	1,026,831	643,826
Operating, general and administrative expenses	(494,227)	(375,828)
	532,604	267,998
Amortization	(106,832)	(70,391)
	425,772	197,607
Gain on disposal of assets (Note 21)	1,263	35,287
Integration expenses (Note 5)	(14,622)	(20,029)
Recovery of (provision for) pension settlement (Note 16)	3,356	(5,000)
Financing expenses (Note 18)	(37,785)	(36,178)
	377,984	171,687
Provision for corporate income taxes (Note 20)		
Current	(19,422)	(2,617)
Future	(70,280)	(57,709)
Net earnings	$ 288,282	$ 111,361
Basic and diluted earnings per share (Note 4)	$ 1.31	$ 0.86

Consolidated Statement of Comprehensive Income

(in thousands)

For the Period Ended	12 Months Ended October 31, 2008
Net earnings	$ 288,282
Other comprehensive loss	
Realized gain on dedesignated hedged contracts included in net earnings, net of tax of $1,675	(3,057)
Unrealized loss on cash flow hedges, net of tax of $5,110	(12,397)
Realized loss on cash flow hedges, net of tax of $(202)	391
Unrealized loss on available for sale assets, net of tax of $25	(171)
Unrealized effect of foreign currency translation of foreign operations	(1,720)
Other comprehensive loss	(16,954)
Comprehensive income	$ 271,328

Consolidated Statements of Shareholders' Equity

(in thousands)

	Share Capital (Note 14)	Contributed Surplus	Accumulated Other Comprehensive Income (Loss) (Note 17)	Retained Earnings (Deficit)	Total Shareholders' Equity
As at July 31, 2006	$ 502,760	$ 308	$ –	$ (41,638)	$ 461,430
Share capital issued	920,083	–	–	–	920,083
Stock-based compensation	–	15	–	–	15
Unrealized effect of foreign currency translation of foreign operations	–	–	1,029	–	1,029
Future income taxes adjustment	–	–	–	5,860	5,860
Future income taxes share issuance costs	–	–	–	12,108	12,108
Share issuance costs	–	–	–	(37,265)	(37,265)
Net earnings for the period as restated (Note 2p)ii))	–	–	–	111,361	111,361
As at October 31, 2007 as restated	$ 1,422,843	$ 323	$ 1,029	$ 50,426	$ 1,474,621
Share capital issued	460,493	–	–	–	460,493
Stock-based compensation	–	921	–	–	921
Accounting policy change (Note 2p)i))					
Unrealized gain on dedesignated hedged contracts, net of tax of $(2,798)	–	–	5,946	–	5,946
Unrealized gain on available for sale assets, net of tax of $(41)	–	–	213	–	213
Livestock receivables, net of tax of $36	–	–	–	(76)	(76)
Debt acquisition costs using effective interest method, net of tax of $(60)	–	–	–	126	126
Other comprehensive loss					
Realized gain on dedesignated hedged contracts, net of tax of $1,675	–	–	(3,057)	–	(3,057)
Unrealized loss on cash flow hedges, net of tax of $5,110	–	–	(12,397)	–	(12,397)
Realized loss on cash flow hedges, net of tax of $(202)	–	–	391	–	391
Unrealized loss on available for sale assets, net of tax of $25	–	–	(171)	–	(171)
Unrealized effect of foreign currency translation of foreign operations	–	–	(1,720)	–	(1,720)
Future income taxes adjustment (Note 20c))	–	–	–	51	51
Future income taxes share issuance costs	–	–	–	6,070	6,070
Share issuance costs	–	–	–	(18,968)	(18,968)
Net earnings for the period	–	–	–	288,282	288,282
As at October 31, 2008	$ 1,883,336	$ 1,244	$ (9,766)	$ 325,911	$ 2,200,725

Consolidated Statements of Cash Flows

(in thousands)

For the Period Ended	12 Months Ended October 31, 2008	15 Months Ended October 31, 2007 (restated – Note 2p)ii))
Cash From (Used in) Operating Activities		
Net earnings	$ 288,282	$ 111,361
Adjustments for items not involving cash		
Amortization	106,832	70,391
Future income tax provision (Note 20)	70,280	57,709
Equity loss of significantly influenced companies (Note 7)	10,963	1,794
Provision for (recovery of) pension settlement (Note 16)	(3,356)	5,000
Employee future benefits (Note 16)	(19,918)	(2,931)
Non-cash financing expenses (Note 18)	4,470	2,796
Gain on disposal of assets (Note 21)	(1,263)	(35,287)
Other items	(24)	1,635
Adjustments for items not involving cash	167,984	101,107
	456,266	212,468
Changes in non-cash working capital items		
Accounts receivable	(270,576)	(22,523)
Inventories	(41,332)	(95,049)
Accounts payable and accrued liabilities	178,703	(28,522)
Prepaid expenses and deposits	(39,340)	(12,336)
Changes in non-cash working capital	(172,545)	(158,430)
Cash from operating activities	283,721	54,038
Cash From (Used in) Financing Activities		
Proceeds from long-term debt	299,953	200,000
Repayment of long-term debt	(4,979)	(374,445)
Proceeds from (repayment of) short-term borrowings	(338,519)	252,787
Repayment of other long-term liabilities, net	(2,615)	(1,414)
Increase in share capital (Note 14)	460,479	920,083
Share issuance costs	(18,971)	(37,291)
Debt refinancing cost	(7,553)	(10,850)
Cash from financing activities	387,795	948,870
Cash From (Used in) Investing Activities		
Property, plant and equipment expenditures	(55,583)	(127,255)
Proceeds on sale of property, plant and equipment	5,333	433,950
Business acquisitions (Note 5)	(31,755)	(1,329,171)
Decrease (increase) in cash in trust	16,710	(16,202)
Decrease (increase) in investments	(69)	8,633
Increase in other long-term assets	(1,519)	(5,438)
Cash used in investing activities	(66,883)	(1,035,483)
Increase (Decrease) in Cash and Cash Equivalents	604,633	(32,575)
Cash and Cash Equivalents, Beginning of Period	64,150	96,725
Impact on Cash of Unrealized Effect of Foreign Currency Translation of Foreign Operations	227	–
Cash and Cash Equivalents, End of Period	$ 669,010	$ 64,150
Cash and cash equivalents consist of:		
Cash	$ 183,536	$ 24,600
Short-term investments	486,129	44,051
Bank indebtedness	(655)	(4,501)
	$ 669,010	$ 64,150
Supplemental disclosure of cash paid during the period from operations:		
Interest paid	$ 61,646	$ 39,289
Income taxes paid	$ 16,562	$ 4,770

Notes to the Consolidated Financial Statements
in thousands of Canadian dollars, except as noted

g) Property, Plant and Equipment and Amortization

Property, plant and equipment are recorded at cost, which includes interest costs incurred on construction of major new facilities prior to the facilities becoming available for operation, less amortization. The Company reviews the carrying value of its property, plant and equipment whenever there is a change in circumstance that suggests the carrying value may not be recoverable, and any resulting writedowns are charged to earnings. Amortization is provided for property, plant and equipment over their estimated useful lives using primarily the straight-line method. The rates used are as follows:

Land	0%
Buildings	3 - 10%
Machinery and equipment	7 - 33%
Site and leasehold improvements	3 - 20%

The Company changed its estimate of the useful life of certain property, plant and equipment in the current year as disclosed in Note 3.

h) Corporate Income Taxes

The Company follows the liability method of tax allocation in accounting for income taxes. Under this method, future income tax assets and liabilities are determined based on temporary differences between the financial reporting and tax bases of assets and liabilities, and measured using the substantively enacted tax rates and laws that will be in effect when the differences are expected to reverse. The effect on future income tax assets and liabilities of a change in tax rates is recognized in income in the period in which the tax rates became substantively enacted. A valuation allowance would be provided to the extent that it is more likely than not that future income tax assets would not be realized. Income taxes are recognized in the income statement except to the extent that it relates to items recognized directly in other comprehensive income or equity, in which case the tax is recognized in other comprehensive income, or equity.

i) Deferred Financing Costs

Costs incurred to obtain short-term borrowings are deferred and amortized on a straight-line basis over the term of the credit agreement. Amortization is a non-cash charge to financing expenses.

Financing costs related to long-term debt were reclassified November 1, 2007 against long-term debt and adjusted to reflect the use of the effective interest rate method instead of the straight-line method previously applied as described in Note 2p)i).

j) Employee Future Benefits

The Company maintains both defined benefit and defined contribution pension plans for employees. The Company also has a closed retirement allowance plan and other employee future benefits, largely in respect of extended health and dental plans and life insurance, to eligible employees upon retirement. The cost of all future benefits is accrued in the year in which the employee services are rendered, based on actuarial valuations.

The actuarial determination of the accrued benefit obligations for pensions and other retirement benefits uses the projected benefit method pro-rated on service, which incorporates management's best estimate of future salary levels, other cost escalation, retirement ages of employees and other actuarial factors. For the purpose of calculating the expected return on plan assets, those assets are valued at fair value. Past service costs from plan amendments are amortized on a straight-line basis over the average remaining service period of employees active at the date of amendment. The excess of the net actuarial gain (loss) over 10% of the greater of the benefit obligation and the fair value of plan assets is amortized over the average remaining service period of active employees expected to receive benefits under the benefit plan.

The Company also contributes to a multi-employer defined benefit pension plan which is accounted for as a defined contribution plan as the Company has insufficient information to apply defined benefit plan accounting.

k) Intangible Assets

Intangible assets consist primarily of supply and merchandising contracts and marketing related assets with defined lives. These assets are amortized on a straight-line basis over their estimated useful lives which range from two to ten years. Should the carrying amount of the intangible asset exceed its fair value, an impairment loss would be recognized and charged to earnings at that time.

l) Goodwill

Goodwill represents the excess of the purchase price over the fair values assigned to identifiable net assets acquired. The Company assesses annually whether there has been an impairment in the carrying value of goodwill based on the fair value of the related business operations. Should the carrying

amount of the goodwill exceed its fair value, an impairment loss would be recognized and charged to earnings at that time.

m) Foreign Currency Transactions

Self-sustaining operations have been translated into Canadian dollars using the current rate method. Monetary and non-monetary assets and liabilities are translated at the period-end exchange rate while revenues and expenses are translated at the rate of exchange prevailing at the transaction date. Exchange gains and losses arising from the translation of the financial statements are deferred and included in a currency translation account within accumulated other comprehensive income (loss).

Integrated operations have been translated into Canadian dollars using the temporal method. Monetary assets and liabilities are translated at the period-end exchange rate while non-monetary assets and liabilities, revenues and expenses are translated at the rate of exchange prevailing at the transaction date. Exchange gains and losses arising from the translation of the financial statements are reflected in earnings during the period in which they occur.

For other foreign currency balances of the Company, monetary assets and liabilities are translated into Canadian dollars at the rate in effect at the balance sheet date and non-monetary items are translated at the rate in effect on the transaction date. Exchange gains or losses arising from translations are recognized in earnings in the period in which they occur.

n) Stock-Based Compensation Plans

Deferred share units, performance share units and restricted share units are amortized over their vesting periods and re-measured at each reporting period, until settlement, using the quoted market value. The Company expenses stock options over the vesting period of options granted, based on the fair value method as determined by the Black-Scholes pricing model, and records the offsetting amount to contributed surplus. Upon exercise of the option, amounts recorded in contributed surplus are transferred to share capital.

o) Environmental Costs and Asset Retirement Obligations

Environmental costs that relate to current operations are expensed or capitalized as appropriate. Environmental costs are capitalized if the costs extend the life of the property, increase its capacity, mitigate or prevent contamination from future operations, or relate to legal asset retirement obligations. Costs that relate to existing conditions caused by past operations and that do not contribute to current or future revenue generation are expensed. Provisions for estimated costs are recorded when environmental remedial efforts are likely and the costs can be reasonably estimated. In determining the provisions, the Company uses the most current information available, including similar past experiences, available technology, regulations in effect, the timing of remediation and cost-sharing arrangements.

The Company recognizes its obligations to retire certain tangible long-lived assets. The fair value of a liability for an asset retirement obligation is recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset and then amortized over its estimated useful life. In subsequent periods, the asset retirement obligation is adjusted for the passage of time and any changes in the amount or timing of the underlying future cash flows through charges to earnings. A gain or loss may be incurred upon settlement of the liability.

p) Changes to Significant Accounting Policies

i) Financial Instruments

Effective November 1, 2007, the Company adopted the Canadian Institute of Chartered Accountants (CICA) Handbook Section 3855, Financial Instruments – Recognition and Measurement; Section 3865, Hedges; Section 3251, Equity; Section 1530, Comprehensive Income; Section 3862, Financial Instruments – Disclosures and Section 3863, Financial Instruments – Presentation.

Under these new standards, all financial assets and financial liabilities, including derivatives, are initially recognized at transition at fair value or amortized cost on the consolidated balance sheet.

Financial derivative instruments are used by the Company to reduce its exposure to fluctuations in foreign currency exchange rates, interest rates and commodity prices. In the normal course of business, the Company does not hold or issue derivative instruments for derivative trading purposes. Any change in the value of the derivatives is reported in earnings, unless the derivative qualifies as a cash flow hedge and hedge accounting is applied. At November 1, 2007, the Company identified only one contract with an embedded derivative which had nominal value.

in thousands of Canadian dollars, except as noted

During the year, the Company has designated derivative instruments, used to manage variable interest rates associated with some of the Company's debt portfolio and exposures to changes in foreign currency exchange rates, as cash flow hedges. Changes in fair value of a derivative designated as a cash flow hedge for accounting purposes are reported in other comprehensive income. To the extent the change in fair value of the derivative is not completely offset by the change in fair value of the hedged item, the ineffective portion of the hedging relationship is recorded immediately in net earnings. Amounts accumulated in other comprehensive income are reclassified to net earnings when the hedged item is recognized.

Transaction costs related to financial assets or liabilities, other than those held for trading, adjust the carrying amount of the underlying instrument. These costs are then amortized over the instrument's remaining expected life using the effective interest rate method and are included as part of financing expenses. Transaction costs related to financial assets or liabilities classified as held for trading are expensed as incurred.

These changes in accounting policy were applied retrospectively without restatement of comparative financial statements with the exception of the reclassification of the currency translation account of $1,029 to accumulated other comprehensive income. As at November 1, 2007, the Company has recorded the following adjustments:

	Accumulated Other Comprehensive Income	Retained Earnings	Total
	Increase (Decrease)	Increase (Decrease)	Increase (Decrease)
Investments	$ 254	$ –	$ 254
Accounts receivable	8,744	–	8,744
Other long-term assets	–	(6,759)	(6,759)
	$ 8,998	$ (6,759)	$ 2,239
Long-term debt	$ –	$ (6,833)	$ (6,833)
Future income tax – liability	2,839	24	2,863
	$ 2,839	$ (6,809)	$ (3,970)
Retained earnings	$ –	$ 50	$ 50
Accumulated other comprehensive income	6,159	–	6,159
	$ 6,159	$ 50	$ 6,209
	$ 8,998	$ (6,759)	$ 2,239

The following summarizes the methods and assumptions used in estimating the fair value of the Company's financial instruments:

- The fair value of short-term financial instruments approximates their carrying amounts due to the relatively short period to maturity. These include cash, cash in trust, short-term investments, accounts receivable, bank indebtedness, short-term borrowings and accounts payable and accrued liabilities.
- Investments that are classified as available for sale have been recorded at their fair value based on closing market quotations, if available. The fair value of equity investments that do not have an active trading market were recorded at cost.
- When financial instruments lack an available trading market, fair value is determined using management's estimates and is calculated using market factors for instruments with similar characteristics and risk profiles.
- The fair value of long-term debt with fixed interest rates is estimated by discounting the expected future cash flows using the risk-free interest rate on an instrument with similar terms adjusted for an appropriate risk premium for the Company's credit profile.
- The fair value of interest rate swaps was estimated by discounting net cash flows of the swaps using forward interest rates for swaps of the same remaining maturity.
- Foreign exchange contracts, commodity contracts and exchange-traded derivatives are valued based on closing market quotations.
- The fair values of long-term receivables and payables were calculated using discounted cash flows.

Available for Sale

Financial assets classified as available for sale are carried at fair value with the changes in fair value initially recorded in other comprehensive income until they are assessed to be impaired or disposed of at which time they flow through earnings. Securities that are classified as available for sale and do not have a readily available market value are recorded at cost.

Held for Trading

Financial assets and financial liabilities that are purchased and incurred with the intention of generating profits in the near term are classified as held for trading. These instruments are accounted for at fair value with the change in the value recognized in cost of sales.

in thousands of Canadian dollars, except as noted

Instruments designated as cash flow hedges follow hedge accounting.

Held for Trading – Designated

The Company has elected to designate short-term investments as held for trading. These instruments are accounted for at fair value with the change in the value recognized in sales and other operating revenues.

Held to Maturity

The Company does not have any financial instruments that were classified as held to maturity.

Loans and Receivables

Loans and receivables are accounted for at amortized cost using the effective interest rate method.

Other Financial Liabilities

Other financial liabilities are accounted for at amortized cost using the effective interest rate method.

ii) **Non-Hedgeable Grain Inventories and Related Commodity Contracts**

The Company has historically classified its grain inventories and related derivative contracts into two categories. Hedgeable grain inventories are those for which the market risk associated with inventory positions is managed through exchange-traded futures instruments. Non-hedgeable grain inventories include inventories for which there are no exchange-traded instruments but where cash traded instruments are commonly used to manage market risk. The Company manages the market risk associated with inventory and open contracts on a combined basis.

Prior to October 31, 2007, non-hedgeable grain inventories and related commodity contracts were valued on a combined basis at the lower of cost and net realizable value. During the year, the Company adopted the policy of valuing its non-hedgeable grain inventories on the basis of market quotations less freight and handling costs. Gains and losses on related open grain purchase and sales contracts are based on estimated fair value. This new policy, in addition to providing consistency with the existing accounting policy for hedgeable inventories and commodities is consistent with the fair value measurement requirements adopted on November 1, 2007 for financial instruments and other derivative contracts of the Company. The impact of this change in accounting policy has been recorded retrospectively with restatement of the prior year.

As at October 31, 2007, the Company has recorded the following adjustments as a result of this change in accounting policy:

	Increase
Accounts receivable	$ 2,149
Inventories	$ 16,878
Accounts payable	$ 11,242
Future income taxes	$ 2,491
Retained earnings, as at October 31, 2007	$ 5,294

Net earnings for the 15 months ended October 31, 2007 increased by $5.3 million, net of a tax provision of $2.5 million. Basic and diluted earnings per share increased by $0.04 to $0.86 per share. There was no impact of this change in accounting policy on the deficit of the Company as at July 31, 2006. The Company no longer supports the former accounting systems associated with non-hedgeable grain inventories; therefore, the impact of this accounting policy change to earnings for the year ended October 31, 2008 is not determinable.

iii) The Company also adopted CICA Handbook Section 1506, Accounting Changes and Section 1535, Capital Disclosures, effective November 1, 2007. These sections resulted in additional financial statement note disclosure.

3. Change in Accounting Estimate

In 2008, the Company changed its estimate of the useful life of certain property, plant and equipment. The revised estimates better reflect the expected useful lives of these assets. The change in the estimated useful life was applied prospectively and had the effect of decreasing amortization expense by $5.7 million in the year ended October 31, 2008.

4. Earnings Per Share

	12 Months Ended October 31, 2008	15 Months Ended October 31, 2007
Net earnings	$ 288,282	$ 111,361
Denominator for basic earnings per share amounts:		
Weighted average number of shares outstanding [1]	219,826	129,133
Basic earnings per share	$ 1.31	$ 0.86
Denominator for diluted earnings per share amounts:		
Weighted average number of shares outstanding [1]	219,830	129,137
Diluted earnings per share	$ 1.31	$ 0.86

[1] Number of shares in thousands

5. Business Acquisitions

a) Fiscal 2008

On March 3, 2008, Unifeed Hi-Pro Inc., a wholly owned subsidiary of the Company doing business as Hi-Pro Feeds, purchased certain businesses of Sunrise Feed, LLC in Cheyenne and Elk City, Oklahoma. The acquisition includes a feed mill with 100,000 tonnes/year capacity and a retail outlet in both Cheyenne and Elk City. Sunrise Feed manufactures and sells beef, horse-and other animal feed and pasture supplements into the rancher market.

On April 7, 2008, the Livestock Feed and Services division operating as Unifeed, concluded its purchase of V-S Feed and Agri-Supplies Ltd. ("V-S Feed") in Ponoka, Alberta. The acquisition includes a feed pre-mix mill with 8,000 tonnes/year capacity and a retail outlet that sells farm supply and feed products.

On April 28, 2008, Unifeed Hi-Pro Inc. purchased certain businesses of Gore Bros., Inc. and Gore's Trucking, Inc. for total consideration of U.S. $25.3 million. The acquisition added an additional two feed mills in Clovis, New Mexico and Comanche, Texas.

Net assets acquired at fair value:	
Current assets	$ 24,040
Property, plant and equipment	15,160
Goodwill	2,849
Current liabilities	(10,294)
Cash consideration	$ 31,755

These acquisitions have been funded through current operating cash flows.

Earnings derived from the businesses purchased have been included in the Company's consolidated financial statements commencing from the respective acquisition dates.

The acquisitions were accounted for using the purchase method, whereby the purchase consideration was allocated to the estimated fair values of the assets acquired and liabilities assumed at the effective date of the purchase.

b) Fiscal 2007

On May 29, 2007, the Company acquired effective control of Agricore United ("AU"), a Canadian agri-business. On June 15, 2007, the Company acquired all of the remaining Limited Voting Common Shares of AU under a court approved Plan of Arrangement at which time AU became a wholly owned subsidiary of the Company. The results of the operations of AU are included in the Company's consolidated financial statements commencing May 29, 2007.

The total purchase price of $1,271.8 million consists of $1,233.9 million paid for the AU common shares, $27.1 million for the AU preferred shares (comprised of $14.6 million paid by the Company and $12.5 million redeemed by AU, including accrued dividends) and transaction costs paid by the Company. The total purchase price was financed by the Company issuing 113.9 million common shares for proceeds of $882.8 million, net of share issue costs of $37.3 million (Note 14), borrowings of $330 million under a Bridge Facility (Note 11) and the remainder by cash or cash equivalents and other short-term borrowings.

The acquisition was accounted for using the purchase method, whereby the purchase consideration was allocated to the estimated fair values of the assets acquired and liabilities assumed at the effective date of the purchase. The Company allocated the purchase consideration as follows based upon the work of third-party valuation experts. The following table summarizes the final allocation of the fair value of assets acquired and liabilities assumed:

in thousands of Canadian dollars, except as noted

Net assets acquired at fair value:	
Current assets	$ 926,976
Property, plant and equipment	1,254,170
Intangible assets	21,303
Goodwill	296,743
Other long-term assets	45,395
Current liabilities	(798,863)
Future income tax liabilities, net	(75,261)
Term debt (all current)	(375,730)
Other long-term liabilities	(22,900)
Total purchase price	1,271,833
Add: Bank indebtedness acquired, net [1]	57,338
Cash consideration, including bank indebtedness assumed	$ 1,329,171

[1] Cash and short-term investments are deducted from bank indebtedness

Acquisition costs incurred or accrued in the above purchase price allocation are comprised of $64.2 million of employee related costs (primarily retention and severance), professional fees of $37.1 million, change in control expenses related to the repayment of AU debt of $41 million, a break-fee paid to James Richardson International ("JRI") of $35 million and $18 million of other related costs, offset by $7 million in interest on subscription receipts funds held in escrow and funds not yet disbursed to AU shareholders. Of these amounts, $19.2 million remained outstanding and unpaid at October 31, 2008.

For the year ended October 31, 2008, the Company incurred $18.2 million of costs arising from the post acquisition integration of AU and the consolidation of operations of which $3.6 million were capitalized and $14.6 million were expensed. Since integration began, the Company has incurred $40.9 million of costs of which $6.3 million were capitalized and $34.6 million were expensed. The Company's integration of AU and the consolidation of operations is substantially complete with any further costs to be incurred expected to be minimal.

As a result of the acquisition, the Company reinstated $21 million of its own pre-existing future income tax assets that had previously been subject to a valuation allowance and recognized $9.2 million of capital losses that had previously not been recognized. These amounts have reduced future income tax liabilities assumed in the purchase price allocation.

Management believes that the estimates used for the above allocation are reasonable, however actual results could differ as confirming events occur which could require future adjustments to goodwill and related accruals.

Asset Dispositions

Concurrent with the acquisition of AU, the Company entered into an agreement with Cargill to sell an interest in certain assets acquired from AU and the Company's Vancouver port terminal to Cargill for total fixed consideration of $155 million. The consideration the Company received was Cargill's 50% interest in the Cascadia Terminal Partnership and $70 million of cash consideration, plus amounts related to working capital and other closing adjustments. As a result of this transaction, the Company recorded a gain on disposal of assets of $30.4 million related to its Vancouver port terminal.

The Company also sold certain assets acquired from AU to JRI for proceeds of $255 million, plus amounts related to working capital and other closing adjustments, for no gain or loss. The proceeds of disposition on the asset sale to JRI were used to reduce the Company's Bridge Facility (Note 11) and the proceeds of disposition on the asset sale to Cargill, as well as the working capital and other closing adjustments related to both the Cargill and JRI asset dispositions, were used to reduce other short-term borrowings. With the sale of its Vancouver port terminal, the Company dissolved Pacific Gateway Terminals Limited, a joint venture with JRI, without penalty, effective June 29, 2007.

6. Inventories

As at	2008	2007
Grain	$ 352,489	$ 461,275
Agri-products	423,602	280,797
Livestock feed	39,095	24,915
Agri-food Processing	22,757	18,708
	$ 837,943	$ 785,695

7. Investments

As at	2008	2007
Investments in significantly influenced companies – equity method	$ 223	$ 11,379
Other long-term investments	7,422	7,819
	$ 7,645	$ 19,198

Equity loss of significantly influenced companies of $11.0 million (2007 – $1.8 million) is included in sales and other operating revenues.

Notes to the Consolidated Financial Statements

in thousands of Canadian dollars, except as noted

8. Property, Plant and Equipment

As at	2008	Accumulated Amortization 2008	2007	Accumulated Amortization 2007
Land	$ 49,751	$ –	$ 48,983	$ –
Site and leasehold improvements	73,455	6,294	57,714	3,056
Buildings	556,702	53,944	545,868	28,435
Machinery and equipment	690,441	171,215	662,926	105,035
Construction in progress	15,963	–	13,655	–
	1,386,312	$ 231,453	1,329,146	$ 136,526
Accumulated amortization	(231,453)		(136,526)	
Net book value	$ 1,154,859		$ 1,192,620	

Amortization of property, plant and equipment for the year ended October 31, 2008 is $99.1 million (2007 – $67.9 million).

9. Other Long-Term Assets

As at	2008	Accumulated Amortization 2008	2007	Accumulated Amortization 2007
Deferred pension assets (Note 16)	$ 51,564	$ –	$ 28,054	$ –
Deferred financing costs	12,673	7,296	18,449	5,004
Other	18,824	6,527	22,450	2,716
	83,061	$ 13,823	68,953	$ 7,720
Accumulated amortization	(13,823)		(7,720)	
Net book value	$ 69,238		$ 61,233	

Amortization of deferred financing costs of $3.1 million (2007 – $2.8 million) is included in financing expenses. Amortization of other assets of $4.0 million (2007 – $1.5 million) is included in amortization.

10. Intangible Assets

Amortization of intangible assets for the year ended October 31, 2008 is $3.7 million (2007 – $1.0 million).

11. Short-Term Borrowings

As at	2008	2007
Bridge Facility (a)	$ –	$ 235,281
Revolving credit facility (b)	–	60,000
Members' demand loans (c)	17,769	16,566
Subsidiaries and proportionate share of joint ventures (d)	–	40,680
	$ 17,769	$ 352,527

in thousands of Canadian dollars, except as noted

a) Bridge Facility

On May 28, 2007, the Company entered into a $750 million non-revolving Bridge Facility ("Bridge Facility") with a syndicate of financial institutions which was repaid in full on May 15, 2008 and bore interest at prime plus 1.5% increasing to 1.75% after November 24, 2007 and 2.25% after February 22, 2008; or Bankers' Acceptance/London Interbank Offered Rate ("LIBOR") plus 2.5%, increasing to 2.75% after November 24, 2007 and 3.25% after February 22, 2008. The prime rate was 6.25% at October 31, 2007 and the LIBOR was at 4.93% at October 31, 2007. The Bridge Facility was secured by a first charge (*pari passu* with the Series 2006-1 Notes) on property, plant and equipment of the Company and certain of its subsidiaries, and the capital stock of certain of its subsidiaries (collectively, the "Term Loan Priority Collateral") and a second charge on all other assets of the Company and certain of its subsidiaries. An underwriting fee was charged on any outstanding portion of the Bridge Facility. The Company paid an underwriting fee of $0.6 million on August 26, 2007 and November 24, 2007 and $1.2 million on February 22, 2008. The Company drew $330 million to fund the balance of the acquisition price for AU shares and $362 million to fund the repayment of outstanding long-term debt held by AU, inclusive of pre-payment penalties of $33.6 million. The pre-payment penalties were related to AU change in control provisions and had been included in the purchase price allocation as an adjustment to the fair value of the long-term debt assumed.

Concurrent with the settlement of AU's $525 million revolving credit facility, $255 million of the proceeds related to the JRI asset disposition (Note 5) were used by the Company to reduce the amount owing under the Bridge Facility. The Company also used the net proceeds from the issuance of its Series 2007-1 Notes (Note 12) to reduce the amount owing under the Bridge Facility. This Bridge Facility was replaced by the Credit Facility on May 15, 2008 (Note 12a)).

b) Revolving Credit Facility

On August 10, 2007, the Company entered into a $600 million senior secured revolving credit facility with a syndicate of financial institutions. On November 19, 2007, the Company exercised its option to increase the facility to $800 million. The facility is secured by a first charge on all assets of the Company and certain of its subsidiaries, other than the Term Loan Priority Collateral, and a second charge on the Term Loan Priority Collateral. The Company can draw on the facility at an interest rate of Bankers' Acceptance ("BA") plus 0.9% to 1.5% or at prime to prime plus 0.50% subject to the Company's fixed charge ratio. At October 31, 2008, BA was 2.56% (2007 – 4.89%) and prime was 4% (2007 – 6.25%). The facility expires on August 10, 2010, and may be extended at the option of the Company for an additional two years. The facility replaced the Company's $250 million senior secured revolving credit facility and AU's $525 million revolving credit facility.

Concurrent with the Company entering into the senior secured revolving credit facility, AU terminated its securitization agreement with an independent trust and repurchased, for $40.3 million, the co-ownership interest in its right to receive reimbursement of amounts advanced to producers arising from the delivery of grains that are held in accordance with an agency contract between AU and the CWB.

At October 31, 2008, availability under the revolving credit facility was $542 million (2007 – $351 million).

c) Members' Demand Loans

Members' demand loans are unsecured funds loaned to the Company by non-institutional investors and employees. At October 31, 2008, the loans bear interest at 2.90% (2007 – 4.05%).

d) Subsidiaries and Proportionate Share of Joint Ventures

The Company's wholly owned Japanese subsidiary, XCAN, has a Japanese Yen ("JPY") 2 billion credit facility which is guaranteed by the Company on an unsecured basis and a JPY 100 million credit facility, both at local short-term market rates with no fixed expiry date. In addition, this subsidiary had a U.S. $16 million revolving credit facility bearing interest at 0.75% per annum over LIBOR which matured on February 29, 2008. LIBOR was 5.0% at October 31, 2007.

Other subsidiaries and proportionate share of joint ventures' short-term borrowings consist of bank operating loans, which are secured by a first charge against present and future assets.

Notes to the Consolidated Financial Statements

in thousands of Canadian dollars, except as noted

12. Long-Term Debt

As at	2008	2007
Viterra		
Credit facility (a)	**$ 225,000**	$ –
Series 2007-1 Notes (b)	**200,000**	200,000
Series 2006-1 Notes (c)	**100,000**	100,000
Members' term loans (d)	**3,404**	3,494
	528,404	303,494
Subsidiaries' and proportionate share of joint ventures' debt		
Credit facility (a)	**90,338**	–
Other (e)	**2,767**	7,655
	93,105	7,655
Sub-total	**621,509**	311,149
Less unamortized debt costs	**11,421**	–
Total long-term debt	**610,088**	311,149
Less portion due within one year:		
Credit facility	**9,000**	–
Members' term loans	**1,481**	693
Subsidiaries' and proportionate share of joint ventures' debt	**4,222**	3,043
Long-term debt due within one year	**14,703**	3,736
Long-term debt due in excess of one year	**$ 595,385**	$ 307,413

a) Credit Facility

On May 15, 2008, the Company completed a $400 million, five-year term secured credit facility with a syndicate of financial institutions. The facility is secured by a first charge (*pari passu* with the Series 2006-1 Notes and Series 2007-1 Notes) on the Term Loan Priority Collateral and a second charge on all other assets of the Company and certain of its subsidiaries.

Upon closing, the Company received $300 million in proceeds from the credit facility, comprised of $225 million Canadian and $75 million U.S. Approximately $232 million of the proceeds were used to fully repay the remaining outstanding amounts on the Company's Bridge Facility included in short-term borrowings. The balance of the proceeds will be used for general corporate purposes, including the funding of potential future acquisitions. The Company had an option to draw an additional $100 million up to May 15, 2009 which it chose to exercise on December 17, 2008.

Based upon the Company's current credit ratings and interest rate swaps, the hedged fixed rate of interest on the credit facility is approximately 5.9% on Canadian dollar borrowings and approximately 6.1% on U.S. dollar borrowings, with minimum mandatory principal repayments of 4% per annum.

Beginning with the fiscal year ending October 31, 2009, if, at the end of a fiscal year, the debt to EBITDA ratio, as defined in the credit facility agreement, is equal to or exceeds 3.75:1.0, the Company must repay a portion of the outstanding loans equal to 50% of the free cash flow, as defined in the credit agreement, from the fiscal year.

The fair value of the amount drawn on the credit facility at October 31, 2008 was approximately $315 million.

b) Series 2007-1 Notes

On August 1, 2007, the Company completed the offering of $200 million in Senior Unsecured Notes ("Series 2007-1 Notes") bearing interest at 8.5% and maturing August 1, 2017. The Company has certain optional redemption rights with respect to the Series 2007-1 Notes. Prior to August 1, 2012, the Company may redeem up to 35% of the aggregate principal amount of the Series 2007-1 Notes at a redemption price of 108.5% of their principal amount, plus accrued and unpaid interest to the redemption date, with the net proceeds received by the Company from one or more public equity offerings. Prior to August 1, 2012, the Company may redeem all or part of the Series 2007-1 Notes at a redemption price equal to 100% of the principal amount thereof, plus the Applicable Redemption Premium (as defined in the Second Supplemental Trust Indenture between the Company and CIBC Mellon Trust Company dated August 1, 2007) and accrued and unpaid interest to the redemption date. On or after August 1, 2012 and prior to maturity, the Company may redeem all or part of the Series 2007-1 Notes at the following redemption prices (expressed as percentages of the principal amount at maturity), plus accrued and unpaid interest to the redemption date, if redeemed during the 12-month period commencing August 1 in the applicable year: 2012 at 104.25%, 2013 at 103.1875%, 2014 at 102.125%, 2015 at 101.0625% and 2016 at 100%. The Series 2007-1 Notes rank *pari passu* with the Series 2006-1 Notes and the Credit Facility (Note 12a)), which includes a first charge on the Term Loan Priority Collateral and a second charge on all other assets of the Company and certain of its subsidiaries. The Company used the net proceeds to repay a portion of the short-term borrowings outstanding under its Bridge Facility.

The fair value of the Series 2007-1 Notes at October 31, 2008 was approximately $184 million (2007 – $204 million), based upon the quoted market price.

c) Series 2006-1 Notes

On April 6, 2006, the Company completed the offering of $100 million in Senior Unsecured Notes ("Series 2006-1

in thousands of Canadian dollars, except as noted

Notes") bearing interest at 8% and maturing April 8, 2013. The Company has certain optional redemption rights with respect to the Series 2006-1 Notes. Prior to April 8, 2009, the Company may redeem up to 35% of the aggregate principal amount of the Series 2006-1 Notes at a redemption price of 108% of their principal amount, plus accrued and unpaid interest, to the redemption date, with the net proceeds received by the Company from one or more public equity offerings. Prior to April 8, 2009, the Company may redeem all or part of the Series 2006-1 Notes at a redemption price equal to 100% of the principal amount thereof, plus the Applicable Redemption Premium (as defined in the First Supplemental Trust Indenture between the Company and CIBC Mellon Trust Company dated April 6, 2006) and accrued and unpaid interest to the redemption date. On or after April 8, 2009 and prior to maturity, the Company may redeem all or part of the Series 2006-1 Notes at the following redemption prices (expressed as percentages of the principal amount at maturity), plus accrued and unpaid interest to the redemption date, if redeemed during the 12-month period commencing April 8 in the applicable year: 2009 at 104%, 2010 at 102%, 2011 at 101% and 2012 at 100%. The Series 2006-1 Notes rank *pari passu* with Series 2007-1 Notes and with the Credit Facility (Note 12a)), which includes a first charge on the Term Loan Priority Collateral and a second charge on all other assets of the Company and certain of its subsidiaries.

The fair value of the Series 2006-1 Notes at October 31, 2008 was approximately $95.0 million (2007 – $101.3 million) based upon the quoted market price.

d) Members' Term Loans

Members' term loans are unsecured and consist of one-year to seven-year loans with non-institutional investors and employees. Interest is payable semi-annually at interest rates that vary from 3.1% to 8.0% (2007 – 3.8% to 8.25%) and a weighted average interest rate of 4.9% (2007 – 5.1%) based on the face value of the debt instrument.

The fair value of members' term loans at October 31, 2008 was approximately $3.5 million (2007 – $3.6 million).

e) Subsidiaries' and Proportionate Share of Joint Ventures' Debt – Other

The subsidiaries' and the proportionate share of joint ventures' debts bear interest at variable rates. The weighted average interest rate of subsidiaries' and the proportionate share of joint ventures' debts, other than the Credit Facility, is 6.5% (2007 – 5.7%) based on the face value of the debt instrument. The debts mature in 2009 to 2014. The debts are secured by certain assets and some are subject to meeting certain covenants.

The fair value at October 31, 2008 of subsidiaries' and the proportionate share of joint ventures' debts was approximately $2.8 million (2007 – $7.7 million).

f) Scheduled Repayments of Long-Term Debt

The following summarizes the aggregate amount of scheduled repayments of long-term debt in each of the next five years and thereafter:

For the Years Ended October 31	Viterra	Subsidiaries and Proportionate Share of Joint Ventures	Total
2009	$ 10,482	$ 4,221	$ 14,703
2010	10,034	4,064	14,098
2011	9,462	4,064	13,526
2012	9,259	4,060	13,319
2013	289,167	76,431	365,598
Subsequent years	200,000	265	200,265
	$ 528,404	$ 93,105	$ 621,509

13. Other Long-Term Liabilities

As at	2008	2007
Asset retirement obligations (a)	**$ 13,938**	$ 13,071
Contributions in aid of construction (b)	**7,413**	6,308
Grain handling agreements	**4,400**	5,600
Stock-based compensation plans (Note 15)	**9,638**	12,758
Other employee future benefits (Note 16)	**14,095**	13,994
Pension (Note 16)	**3,808**	4,548
Cash flow hedges (Note 22b)	**10,121**	–
Other	**770**	3,976
	$ 64,183	$ 60,255

a) Asset Retirement Obligations

In 1987, Westco, which manufactured phosphate and nitrate fertilizers, closed two of its facilities. The asset retirement obligations represent the best estimate by management of the legal obligations it would incur during the reclamation process. Reclamation involves the demolition of the manufacturing facilities and the reclamation of the phosphogypsum stacks. Uncertainty exists regarding the estimation of future decommissioning and reclamation costs.

The current and long-term portions of the asset retirement obligations increased in the current year as a result of a

$9.9 million revision in estimated cash flows and $0.5 million in accretion expense offset by $9.7 million in liabilities settled during the period.

At October 31, 2008, the Company estimated that the undiscounted cash flow required to settle the asset retirement obligations was approximately $23.9 million (2007 – $22.3 million), which is expected to be settled over the 2009 through 2015 period. The credit adjusted risk-free rates at which the estimated cash flows have been discounted range from 4% to 5.4%.

b) Contributions in Aid of Construction

Contributions in aid of construction represent payments received from producers pursuant to grain storage licence agreements.

14. Share Capital

a) Common Voting Shares

Authorized

Unlimited Common Voting Shares

	Common Voting Shares	
	Number [1]	Amount
Balance, July 31, 2006	90,250,764	$ 502,760
Share issuance for cash	113,905,586	920,083
Balance, October 31, 2007	204,156,350	1,422,843
Share issuance for cash	32,892,863	460,479
Adjustment to share capital from contributed surplus for options exercised	–	14
Balance, October 31, 2008	237,049,213	$ 1,883,336

[1] Number of shares are not shown in thousands

b) Share Issuance

On May 9, 2008, the Company issued 28.6 million common shares, on a bought deal basis at a price of $14.00 per common share, to a syndicate of underwriters as part of a $400.4 million offering. As well, on May 9, 2008, in relation to the $400.4 million offering, the underwriters exercised in full an Over-Allotment Option to purchase an additional 4.3 million common shares at a price of $14.00 per common share for additional gross proceeds of $60.1 million. The underwriters' Over-Allotment Option closed on May 14, 2008.

The Company raised gross proceeds from the common share offering and subsequent over-allotment of $460.5 million. Underwriters' fees and other costs associated with the offering and the over-allotment were approximately $19.0 million. In accordance with the capital nature of this transaction, the associated costs are reflected as a charge to shareholders' equity and reflected in the retained earnings of the Company.

The fiscal 2007 acquisition of the Limited Voting Common Shares of AU (Note 5) was substantially funded by proceeds of $882.8 million, net of share issue costs of $37.3 million, from four subscription receipt offerings, comprised of three public market bought deals and a private placement.

The 113.9 million subscription receipts were exchanged into an equivalent number of common shares of the Company upon the take-up by the Company of the AU Limited Voting and Common Shares on May 29, 2007. In accordance with the capital nature of these transactions, underwriter fees and other costs of $25.2 million, net of taxes, were reflected as a fiscal 2007 charge to retained earnings in shareholders' equity.

15. Stock-Based Compensation Plans

The Company operates three active stock-based compensation plans: a Deferred Share Unit Plan ("DSU") for independent directors and a Restricted Share Unit Plan ("RSU") and a Performance Share Unit Plan ("PSU") for designated executives. In addition the Company's Management Stock Option Plan was reactivated in fiscal 2008 and an Employee Share Purchase Plan ("ESP") began on July 1, 2008.

a) Deferred Share Units

Under the Company's DSU Plan, 40% of each director's annual retainer is paid in DSUs. A DSU is a notional unit that reflects the market value of a single common share of the Company. In addition, on an annual basis directors can elect to receive any percentage from 40% to 100% of their annual retainer and any additional fees for the immediately succeeding year in the form of DSUs. Each DSU fully vests upon award. The DSUs will be redeemed for cash, or for common shares of the Company purchased on the open market, at the director's option upon a director leaving the Board. The redemption amount will be based upon the weighted average of the closing prices of the common shares of the Company on the Toronto Stock Exchange for the last 20 trading days prior to the redemption date, multiplied by the number of DSUs held by the director. During fiscal 2008, 22,000 RSUs/PSUs were converted to DSUs by Senior Executives. The total DSUs granted were 80,560 during the year ended October 31, 2008 (2007 – 95,856). The Company recorded a recovery of compensation costs related to

outstanding DSUs of $0.3 million for the year ended October 31, 2008 (2007 – expense of $1.6 million).

b) Restricted Share Units

Under the Company's RSU Plan, each designated executive receives an annual grant of RSUs as part of their compensation. Each RSU represents one notional common share that entitles the participant to a payment of one common share of the Company, purchased on the open market, or an equivalent cash amount at the Company's discretion. RSUs vest at the end of a three-year period. Holders of RSUs have the option of converting to an equivalent number of DSUs 60 days prior to vesting. During the year ended October 31, 2008, 126,952 RSUs were granted (2007 – 63,762). The Company recorded compensation costs related to outstanding RSUs of nil for the year ended October 31, 2008 (2007 – $1.1 million).

c) Performance Share Units

Under the Company's PSU Plan, the Company provides each designated executive an annual grant of PSUs as part of their compensation. The performance objectives under the plan are designed to further align the interest of the designated executive with those of shareholders by linking the vesting of awards to EBITDA over the three-year performance period. The number of PSUs that ultimately vest will vary based on the extent to which actual EBITDA matches budgeted EBITDA for the three-year period. Each PSU represents one notional common share that entitles the participant to a payment of one common share of the Company, purchased on the open market, or an equivalent cash amount at the Company's discretion. PSUs vest at the end of a three-year period. The final value of the PSUs will be based on the value of the Company's stock at the end of the three-year period and the number of PSUs that ultimately vest. Vesting of PSUs at the end of the three-year period will be based on total EBITDA and whether the participating executive remains employed by the Company at the end of the three-year vesting period. Holders of PSUs have the option of converting to an equivalent number of DSUs 60 days prior to vesting. As at October 31, 2008, 380,863 PSUs were granted to the designated executives (2007 – 191,287). The Company recorded compensation costs related to outstanding PSUs of $0.2 million for the year ended October 31, 2008 (2007 – $7.1 million).

d) Management Stock Option Plan

During fiscal 2008, the Management Stock Option Plan (the "Stock Option Plan") was reactivated after being inactive since fiscal 2004. At the shareholder meeting held on March 12, 2008 certain amendments were made to the Stock Option Plan. Under the amendments, the maximum number of Common Shares that may be issued under Options issued pursuant to the Stock Option Plan has increased from approximately 3.7 million Common Shares to approximately 10.2 million Common Shares. Once the 0.7 million Common Shares that can potentially be issued under currently granted and contingently granted Options are deducted, approximately 9.5 million Common Shares have been reserved for subsequent Option Grants. Options previously granted under the Stock Option Plan were approved by the Board of Directors.

Options granted prior to October 31, 2007 are fully vested, the last of which expires before August 14, 2013. Options granted subsequent to October 31, 2007 contingently vest after July 31, 2010 and expire on July 31, 2015.

The expense related to stock options is recognized over the vesting period based on the fair value of options determined by the Black-Scholes option pricing model with the following assumptions: risk-free rate 3.75%, dividend yield 0%, a volatility factor of the expected market price of the Company's shares of 37%, and a weighted average expected option life of 5.5 years.

	Number of Options [1]	Weighted Average Exercise Price	Number of Options Exercisable [1]	Weighted Average Exercise Price
Outstanding July 31, 2006	88,424	$ 84.45	81,353	$ 90.42
Forfeited and expired	(8,097)	$ 153.42		
Outstanding October 31, 2007	80,327	$ 77.50	80,327	$ 77.50
Options granted	634,412	$ 12.12		
Forfeited and expired	(5,630)	$ 140.49		
Exercised	(2,863)	$ 7.06		
Outstanding October 31, 2008	706,246	$ 18.55	71,834	$ 74.99

[1] Number of options are not shown in thousands

Of the 706,246 options outstanding, 71,834 are exercisable stock options at October 31, 2008, 10.34% have an exercise price of $6.50 or less; the remainder have an exercise price at, or greater than, $31.00. At October 31, 2008, the Company's shares closed at $7.65.

in thousands of Canadian dollars, except as noted

e) Employee Share Purchase Plan

The ESP Plan became effective July 1, 2008. Under the ESP Plan, employees have the option to purchase shares of the Company. The Company matches 50% of the plan participants' contribution and is responsible for all costs associated with the purchase of the shares. The funds are used to purchase common shares on the open market. The compensation costs of $1.5 million are included in operating, general and administrative expenses.

16. Employee Future Benefits

On July 1, 2008, the Company and the Grain Services Union ("GSU") finalized the settlement of the dispute surrounding the Saskatchewan Wheat Pool/Grain Services Union Pension Plan ("the Plan").

The Plan was originally established to provide defined benefits on the basis of contributions negotiated between the Company and the GSU. Since the cost was intended to be limited to the negotiated rates of contribution, the Company had, prior to July 1, 2008, accounted for this Plan as a defined contribution plan.

Since October 2007, by agreement with the Office of the Superintendent of Financial Institutions ("OSFI"), the Company has been remitting an amount equal to its disputed additional quarterly contributions to a separate security arrangement, which amounts were included in "cash in trust" on the Company's consolidated balance sheet pending resolution of the dispute.

In order to settle the dispute the following key terms were finalized simultaneously on July 1, 2008:

- Viterra became responsible for paying $16.6 million into the Plan from the separate security arrangement. However, this amount and all future solvency deficiency payments are segregated in a reverting trust (secondary account) within the Plan so that any amounts paid in, but not required on ultimate windup would be refunded to the Company.
- Active members stop accruing pensionable service under the Plan and move to a defined contribution plan. However, benefits that were earned in the Plan will stay with the Plan and will be paid out upon the employee's retirement in the normal course.
- Viterra accepts full responsibility for all benefits accrued under the Plan and is responsible for making all solvency deficiency payments.
- Viterra becomes sole administrator of the Plan and acquires sole discretion to windup the Plan.

The financial statement impact of the above is that effective July 1, 2008:

- The previous $20 million provision accrued regarding the potential liability to dissolve the dispute has been reversed.
- The initial $16.6 million obligation for payment into the Plan is expensed as a cost of resolving the dispute because at the July 1, 2008 date of dispute settlement, the Company is not entitled to any funds contributed to the Plan. The $16.6 million expense consists of two components:
  - $7.1 million represents the deficiency of the Plan prior to amounts from the secondary account.
  - $9.5 million represents the amount that is subject to the valuation allowance as described in the tables below.
- The amendments to the Plan text were substantial and pervasive. Effective July 1, 2008, Viterra became at risk for the actuarial and investment risk of the Plan. Therefore, at this date, the Plan is effectively a new defined benefit plan and is required to be accounted for as such.

	12 Months Ended October 31, 2008	15 Months Ended October 31, 2007
Impact of dispute settlement surrounding the GSU Pension Plan:		
Provision for pension settlement	$ –	$ (5,000)
Reversal of provision for pension settlement	**20,000**	–
Cost of dispute settlement	**(16,644)**	–
Recovery of (provision for) pension settlement	**$ 3,356**	$ (5,000)

It is the intention of the Company to settle its obligation to current pensioners of the Plan by purchasing annuities when, in the opinion of management, it is prudent to do so. The cost of settling this portion of the pension obligation will be reflected at the time the annuities are purchased.

a) Defined Benefit Plans and Future Benefits

The Company, not including subsidiaries and affiliates, has the following defined benefit plans, which are based on years of service and final average salary: Hourly Employees' Retirement Plan ("Hourly"), Out of Scope Defined Benefit Pension Plan ("OSDB"), Supplementary Executive Retirement Plan ("SERP"), Grain Services Union ("GSU"), Thunder Bay Hourly Pension Plan ("TB Hourly"), Manitoba Pool Elevators Plan ("MPE"), and Combined Agricore United Pension Plan ("Combined"). The Company is on a contribution holiday for the Hourly, OSDB, TB Hourly, MPE and Combined plans due to income tax regulations relating to surpluses in these pension plans. These plans have bridged benefits that allow for early retirement. The SERP is unfunded and the employer makes contributions as the retirement benefits are paid. All of the plans are closed benefit plans. For one of the defined benefit plans, pension benefits may increase annually based on the performance of the fund.

The Company's retirement allowance benefit is a closed benefit plan. Certain groups of the Company's employees are

in thousands of Canadian dollars, except as noted

eligible for a retiring allowance if, as of February 1, 2000, the employee had 15 or more years of service. Those employees currently qualifying for this plan will receive a lump-sum payment upon retirement based on a formula comprising years of service and salary in effect at retirement. The Company also provides other post-employment benefits, largely in respect of extended health and dental plans and life insurance, to eligible employees upon retirement.

Defined benefit plans with accrued benefit obligations in excess of plan assets have an aggregate accrued benefit obligation of $229.3 million (2007 – $20.1 million) and an aggregate fair value of plan assets of $211.2 million (2007 – $14.9 million).

Total consolidated company cash payments for employee future benefits for the year ended October 31, 2008 were $4.2 million (2007 – $3.8 million), consisting of cash contributed to its funded pension plans and cash payments directly to beneficiaries for other future benefits.

The consolidated information presented for 2008 in the table below is based on actuarial valuation results as of December 31, 2005, December 31, 2006, December 31, 2007 and October 31, 2008, with extrapolations as required to October 31, 2008. The projected accrued benefit actuarial cost method pro-rated on service is used for this valuation. The assets are valued at market value on October 31, 2008 and October 31, 2007. The effective dates of the next required actuarial valuations include December 31, 2008, October 31, 2009 and December 31, 2009.

	Pension Benefit Plans		Other Future Benefits	
As at	**2008**	2007	**2008**	2007
Plan Assets				
Fair value, beginning of period	$ **448,493**	$ 286,931	$ **–**	$ –
Fair value of assets added May 29, 2007	**–**	141,905	**–**	–
Fair value of assets added July 1, 2008	**233,100**	–	**–**	–
Fair value of secondary account at July 1, 2008	**16,644**	–	**–**	–
Actual return on plan assets	**(139,085)**	44,232	**–**	–
Employer contributions	**3,488**	979	**742**	2,793
Employees' contributions	**302**	387	**–**	–
Benefits paid	**(33,938)**	(25,941)	**(742)**	(2,793)
Fair value, end of period	**529,004**	448,493	**–**	–
Accrued Benefit Obligation				
Balance, beginning of period	**315,083**	198,534	**12,220**	4,614
Obligations added May 29, 2007	**–**	129,404	**–**	9,733
Obligations added July 1, 2008	**240,220**	–	**–**	–
Current service cost	**1,820**	2,299	**362**	274
Interest cost	**22,248**	16,615	**699**	532
Benefits paid	**(33,938)**	(25,941)	**(742)**	(2,793)
Actuarial gain	**(67,942)**	(5,828)	**(1,608)**	(140)
Balance, end of period	**477,491**	315,083	**10,931**	12,220
Funded status – plan surplus (deficit)	**51,513**	133,410	**(10,931)**	(12,220)
Unamortized transitional asset	**(247)**	–	**–**	–
Unamortized net actuarial (gain) loss	**52,429**	(56,902)	**(3,164)**	(1,774)
Accrued benefit asset (liability)	**103,695**	76,508	**(14,095)**	(13,994)
Valuation allowance	**(55,939)**	(53,002)	**–**	–
Consolidated accrued benefit asset (liability), net of valuation allowance	$ **47,756**	$ 23,506	$ **(14,095)**	$ (13,994)

The consolidated accrued benefit asset (liability), net of valuation allowance, is reflected in these statements as follows:

	Pension Benefit Plans		Other Future Benefits	
As at	**2008**	2007	**2008**	2007
Other long-term assets (Note 9)	$ **51,564**	$ 28,054	$ **–**	$ –
Other long-term liabilities (Note 13)	**(3,808)**	(4,548)	**(14,095)**	(13,994)
Consolidated accrued benefit asset (liability), net of valuation allowance	$ **47,756**	$ 23,506	$ **(14,095)**	$ (13,994)

Notes to the Consolidated Financial Statements

in thousands of Canadian dollars, except as noted

The percentage of plan assets by major category is:

	Pension Benefit Plans	
As at	**2008**	2007
Canadian Equities	**25%**	25%
Global Equities	**26%**	24%
Bonds	**41%**	26%
Other	**8%**	25%
	100%	100%

The significant weighted average actuarial assumptions are as follows:

	Pension Benefit Plans		Other Future Benefits	
As at	**2008**	2007	**2008**	2007
Discount rate (Accrued Benefit Obligation)	**7.25%**	5.70%	**7.25%**	5.70%
Discount rate (expense)	**5.70%**	5.80%	**5.70%**	5.80%
May 29, 2007 discount rate – AU	**–**	5.25%	**–**	5.50%
Expected long-term rate of return on plan assets	**6.50%**	6.40%	**–**	–
Rate of compensation increase	**3.60%**	3.90%	**3.50%**	3.75%
Average remaining service period – years	**4 - 25**	4 - 12	**3 - 13**	3 - 13
Assumed health care cost trend rates [1]	**–**	–	**6 - 11%**	7 - 13%

[1] The health care cost trend rate varies depending on the employee group being valued and will decline by 1.0% per year to an ultimate increase rate of 3.0%

A one percentage-point change in assumed health care cost trend rates would have the following effects for 2008:

	Increase	**Decrease**
Interest cost	$ 20	$ (19)
Accrued benefit obligation	$ 235	$ (211)

Net benefit expense (income) is comprised of:

	12 Months Ended October 31, 2008	15 Months Ended October 31, 2007	**12 Months Ended October 31, 2008**	15 Months Ended October 31, 2007
Costs arising in the period:				
Current service cost, net of employees' contributions	**$ 1,518**	$ 1,912	**$ 362**	$ 274
Interest cost	**22,248**	16,615	**699**	532
Actual return on plan assets	**139,085**	(44,232)	**–**	–
Actuarial loss (gain)	**(67,969)**	191	**(1,608)**	547
Valuation allowance provided against accrued benefit asset	**(6,587)**	5,216	**–**	–
Costs arising in the period	**88,295**	(20,298)	**(547)**	1,353
Difference between costs arising in the period and costs recognized in respect of:				
Return on plan assets	**(172,705)**	17,963	**–**	–
Actuarial loss (gain)	**63,729**	(1,949)	**1,390**	–
Transitional asset	**(80)**	–	**–**	–
Net benefit expense (income)	**$ (20,761)**	$ (4,284)	**$ 843**	$ 1,353

b) Defined Contribution Plans

The Company, including subsidiaries and affiliates, contributes to several defined contribution plans including four multi-employer plans. The Company's total consolidated defined contribution plan expense for the year ended October 31, 2008, is $8.8 million (2007 – $7.2 million).

in thousands of Canadian dollars, except as noted

17. Accumulated Other Comprehensive Income (Loss)

As at	2008	2007
Unrealized gains and losses on cash flow hedges	**$ (9,117)**	$ –
Unrealized gains and losses on available for sale assets	**42**	–
Unrealized effect of foreign currency translation of foreign operations	**(691)**	1,029
	$ (9,766)	$ 1,029

Unrealized losses on cash flow hedges of $2.1 million are expected to be realized and recognized in net income within the next year.

18. Financing Expenses

	12 Months Ended October 31, 2008	15 Months Ended October 31, 2007
Interest expense on:		
Long-term debt	**$ 34,637**	$ 17,329
Short-term debt	**24,988**	24,227
Interest income	**(18,755)**	(3,485)
CWB carrying charge recovery	**(7,555)**	(4,689)
	33,315	33,382
Interest accretion	**1,414**	–
Amortization of deferred financing costs	**3,056**	2,796
	$ 37,785	$ 36,178

19. Related Party Transactions

The Company has transactions with related parties in the normal course of business measured at exchange amounts which are comparable to commercial rates and terms. Related parties include investees Prince Rupert Grain and The Puratone Corporation.

Total sales to related parties were $16.6 million (2007 – $7.8 million) and total purchases from related parties were $11.6 million (2007 – $6.9 million). As at October 31, 2008, accounts receivable from related parties totalled $11.9 million (2007 – $11.6 million).

20. Corporate Income Taxes

a) The provision for corporate income taxes consists of:

	12 Months Ended October 31, 2008	15 Months Ended October 31, 2007
Current	**$ 19,422**	$ 2,617
Future	**70,280**	57,709
	$ 89,702	$ 60,326

b) The variation between the provision calculated at the statutory income tax rate and the Company's provision is explained as follows:

	12 Months Ended October 31, 2008	15 Months Ended October 31, 2007
Earnings before corporate income taxes	**$ 377,984**	$ 171,687
Effective federal and provincial tax rate	**31.92%**	34.3%
Pre-tax accounting income at statutory income tax rate	**$ 120,652**	$ 58,889
Change in effective tax rate on future income taxes	**(21,314)**	122
Recovery due to successful appeal of tax reassessment	**(5,000)**	–
Change in estimate of tax accruals	**(4,715)**	2,668
Permanent differences	**(1,053)**	(412)
Non-taxable portion of capital gain	**(136)**	(1,602)
Tax-paid equity earnings	**1,879**	446
Other	**(611)**	215
	$ 89,702	$ 60,326

Notes to the Consolidated Financial Statements

in thousands of Canadian dollars, except as noted

c) Income taxes allocated to future years are comprised of the following:

As at	2008	2007
Future income tax assets:		
Losses available for carry forward	$ 33,173	$ 88,756
Refinancing and restructuring costs not currently deducted for tax	19,856	25,450
Accrued expenses not currently deductible for tax	39,586	41,776
Research and development costs not currently deducted for tax	1,798	4,398
Reclamation costs not currently deducted for tax	6,341	9,115
Other	2,731	1,479
	103,485	170,974
Valuation allowance [1]	(6,754)	(7,800)
Total future income tax assets	$ 96,731	$ 163,174

[1] The valuation allowance represents management's best estimate of the allowance necessary to reflect the future income tax assets related to losses available for carry forward at an amount that the Company considers is more likely than not to be realized. Included in the 2008 future tax asset of $96.7 million is an adjustment of $0.1 million made directly to retained earnings. Included in the 2007 future income tax asset of $163.2 million is an adjustment of $5.9 million made directly to retained earnings and $21.0 million made directly to goodwill for a decrease in the future income tax assets' valuation allowance.

As at	2008	2007
Future income tax liabilities:		
Net book value in excess of undepreciated capital cost	$ 180,742	$ 196,880
Deferred charges currently deductible for tax	12,938	8,136
Income not currently taxable	2,546	540
Other	5,106	2,344
Total future income tax liabilities	$ 201,332	$ 207,900
Net future income tax asset (liability)	$ (104,601)	$ (44,726)
Classified in the consolidated financial statements as:		
Current future income tax assets	$ 59,202	$ 70,116
Long-term future income tax assets	2,673	255
Long-term future income tax liabilities	(166,476)	(115,097)
	$ (104,601)	$ (44,726)

d) The expiry dates associated with the losses available for carry forward are:

2009	$ 39,586
2012	5,619
2013	56,935
2027	9,145
	$ 111,285 [2]

[2] During the year the Company accelerated prior year capital cost allowance claims resulting in an $81.9 million increase to losses available for carry forward

21. Gain on Disposal of Assets

On August 28, 2007, Intercontinental Exchange Inc. ("ICE") and WCE Holdings Inc., the parent company of Winnipeg Commodity Exchange Inc., announced the closing of ICE's acquisition of WCE Holdings Inc. Based on the purchase price for the transaction of $77.59 per WCE Holdings Inc. common share, the Company recorded a gain on disposal of $4.7 million. The remaining fiscal 2007 gain on disposal of assets of $30.6 million was primarily associated with the sale of the Vancouver Port Terminal (Note 5).

22. Financial and Other Instruments and Hedging

a) Fair Value

The following table presents the carrying amount and the fair value of the Company's financial instruments and non-financial derivatives. Amortized cost is calculated using the effective interest rate method. Fair value is based on quoted market prices. These amounts represent point-in-time estimates and may not reflect fair value in the future. These calculations are subjective in nature, involve uncertainties and are a matter of significant judgment.

Notes to the Consolidated Financial Statements

in thousands of Canadian dollars, except as noted

	October 31, 2008 Carrying Value	October 31, 2008 Fair Value	Financial Instruments Category	November 1, 2007 Carrying Value
Cash	$ 183,536	$ 183,536	HFT	$ 24,600
Cash in trust	–	–	HFT	16,710
Short-term investments	486,129	486,129	HFT-D	44,051
Accounts receivable				
Loans and receivables	703,773	703,773	L&R	438,939
Commodity contracts and exchange-traded derivatives	70,057	70,057	HFT	28,719
	773,830	773,830		467,658
Investments:				
Available for sale at fair value	62	62	AFS	258
Available for sale at cost	7,359	7,359	AFS	7,815
Non-financial instrument	224		N/A	11,379
	7,645			19,452
Other long-term assets:				
Long-term receivable	2,075	2,075	L&R	7,319
Non-financial instrument	67,163		N/A	47,155
	69,238			54,474
Bank indebtedness	655	655	OFL	4,501
Short-term borrowings	17,769	17,769	OFL	352,527
Accounts payable and accrued liabilities				
Other liabilities	846,765	846,765	OFL	711,412
Commodity contracts and exchange-traded derivatives	81,831	81,831	HFT	12,533
	928,596	928,596		723,945
Long-term debt, including current portion	610,088	595,257	OFL	304,316
Other long-term liabilities				
Commodity contracts and exchange-traded derivatives	10,121	10,121	HFT	–
Classified as other liabilities	9,638	9,638	OFL	12,758
Non-financial instrument	44,424		N/A	47,497
	64,183			60,255

Financial instruments category/guide:

	HFT	Held for trading
	HFT-D	Held for trading – designated
	L&R	Loans and receivables
	AFS	Available for sale
	OFL	Other financial liabilities
	N/A	Not applicable

Changes in fair value of commodity contracts and exchange-traded derivatives are included in cost of sales.

b) Risks and Risk Management

The Company faces certain financial risks such as commodity price, foreign exchange, interest rate, credit and liquidity risk which can impact its financial performance. The Company is exposed to changes in commodity prices, foreign exchange rates and interest rates. The Company utilizes a number of financial instruments to manage these exposures. Financial instruments are not used for trading or speculative purposes. The Company mitigates risk associated with these financial instruments through Board-approved policies, limits on use and amount of exposure, internal monitoring, and compliance reporting to senior management and the Board.

Notes to the Consolidated Financial Statements

in thousands of Canadian dollars, except as noted

i) Commodity Price Risk

The Company is exposed to commodity price movements within the market as part of its normal operations. The Company uses exchange-traded futures and options contracts to minimize the effects of changes in the prices of hedgeable agricultural commodities on its agri-business inventories and agricultural commodities forward cash purchase and sales contracts. Exchange-traded futures and options contracts are valued at the quoted market prices. Forward purchase contracts and forward sales contracts are valued at the quoted market prices, which are based on exchange quoted prices adjusted for freight and handling costs. This is consistent with the Company's practice in the prior year. The Company manages the risk associated with inventory and open contracts on a combined basis. The Company's Risk Management Policy provides limits within which management may maintain inventory and certain long or short commodity positions. Based on the Company's October 31, 2008 closing positions, a $10 per tonne change in commodity market prices and a $2 per tonne change in basis levels would result in a $0.4 million change to the Company's after tax earnings on unhedged positions. During the year, the Company entered into natural gas contracts to manage the risk associated with nitrogen fertilizer production. In relation to the natural gas contracts outstanding at October 31, 2008, a $1 per gigajoule change in market prices would result in a $1.0 million change to the Company's after tax earnings.

ii) Foreign Exchange Risk

The Company is exposed to foreign exchange risk on financial commodity contracts which are denominated in U.S. dollars and on its investment in foreign subsidiaries. The Company uses derivative financial instruments, such as foreign currency forward contracts and futures contracts, to limit exposures to changes in foreign currency exchange rates with respect to its recorded foreign currency denominated assets and liabilities. Certain areas of the Company not related to the handling and marketing of grain have discontinued hedge accounting and have thereby increased the potential for volatility in income on these previously hedged contracts. These contracts as well as the foreign currency forward and futures contracts in the remaining areas of the Company are marked-to-market and unrealized gains and losses are recognized in income in the period in which they occur. Due to the Company's risk management strategy, the Company's sensitivity in net earnings to changes in the U.S. dollar, is immaterial.

The Company also has immaterial exposures to currencies other than the U.S. dollar such as British pounds and euros.

As at	**2008 Currency Sold**	**2008 Currency Purchased**	2007 Currency Sold	2007 Currency Purchased
Notional U.S. dollars	**$ 791,551**	**$ (144,630)**	$ 622,395	$ (136,050)
Notional euros	**€ 23,959**	**€ (750)**	€ 9,570	€ (578)
Notional pounds	**£ –**	**£ –**	£ 73	£ –
Canadian equivalent	**$ 882,526**	**$ (158,048)**	$ 663,846	$ (136,607)
Fair value	**$ 988,621**	**$ (175,175)**	$ 600,905	$ (129,300)
Unrealized gain	**$ 589**	**$ 17,127**	$ 62,942	$ –
Unrealized loss	**$ (106,684)**	**$ –**	$ –	$ (7,308)
Average foreign exchange rate	**$ 1.0822**	**$ 1.0871**	$ 1.0503	$ 0.9998

All unrealized gains and losses at October 31, 2008, are recognized in these financial statements in net earnings or other comprehensive income. In 2007, approximately $42.8 million of the net unrealized gain of $55.6 million was recognized in net earnings.

iii) Interest Rate Risk

The Company manages interest rate risk and currency risk on borrowings by using a combination of cash instruments, forwards and a mixture of fixed and floating rates. The Company has entered into interest rate swaps to manage variable interest rates associated with a portion of the Company's debt portfolio. The Company uses hedge accounting for interest rate swaps used to hedge long-term debt. Hedge accounting treatment results in interest expense on the related debt being reflected at hedged rates rather than at variable interest rates. The effective portion of changes in the fair value of the swap is recognized in other comprehensive income while any ineffective portion of changes in the fair value of the swap is recognized immediately in financing expenses. Gains and losses are recognized in financing expenses in the same period as the hedged item is settled. Based on the Company's current credit ratings and interest rate swaps, the hedged fixed rate of interest on the credit facility is approximately 5.9% on Canadian dollar borrowings and approximately 6.1% on U.S. dollar borrowings. The effect of a 25 basis point change on the $225 million Canadian dollar interest rate swap would result in a $1.5 million change to the Company's after tax other comprehensive income, and no change to after tax net earnings. The effect of a 25 basis point change on the $75 million U.S. dollar interest rate swap would result in a $0.6 million change to the Company's after tax other comprehensive income, and no change to after tax net

in thousands of Canadian dollars, except as noted

earnings. Based on the October 31, 2008 closing borrowing, the Company is exposed to interest rate risk on short-term variable rate borrowings. The Company's short-term borrowings fluctuate with seasonal working capital requirements. A 1% increase in short-term variable rates based on October 31, 2008 borrowings would decrease after tax earnings by $0.1 million per annum.

The fair value of the secured notes fluctuates as market interest rates change. However, the secured notes have been designated as other financial liabilities and therefore, changes in their fair value have no impact on net earnings.

iv) Credit Risk

The Company is exposed to credit risk in respect of trade receivables which the Company manages through ongoing credit reviews of all significant contracts and analysis of payment and loss history. The absence of significant financial concentration of such receivables limits its exposure to credit risk. Credit risk exposure for the Agri-products and Livestock Feed and Services segments are also limited through an arrangement with a Canadian Schedule I chartered bank which provides for limited recourse to the Company for credit losses on accounts receivable under Viterra Financial and Unifeed Financial.

The Company is also exposed to credit risk in the event of non-performance of its counterparties on its derivative contracts. However, in the case of over-the-counter derivative contracts, the Company only contracts with pre-authorized counterparties where agreements are in place and the Company monitors the credit ratings of its counterparties on an ongoing basis. Exchange-traded futures contracts used to hedge future revenues in the Company's grain business are not subject to any significant credit risk as the changes in contract positions are settled daily through a recognized exchange.

The allowance for bad debts as at October 31, 2008 was $19.9 million (2007 – $16.9 million). All bad debt write-offs are charged to operating, general and administrative expenses. The age of trade accounts receivable is:

Under 30 days	$ 488,144
31 to 60 days	19,957
61 to 90 days	2,844
Over 90 days	2,485
	$ 513,430

The Company's maximum credit exposure at the balance sheet date consists primarily of the carrying amounts of non-derivative financial assets such as accounts receivable and long-term receivables as well as the fair value of commodity contracts, exchange-traded derivatives, and other non-trade assets included in accounts receivable.

Short-term investments are held with one Schedule I and one Schedule II Canadian commercial bank and have maturities of less than three months.

v) Liquidity Risk

The Company actively maintains credit facilities to ensure it has sufficient available funds to meet current and foreseeable financial requirements. Please refer to Section 9.5 of the MD&A for contractual maturities of financial liabilities at October 31, 2008. Management believes that future cash flows from operations and availability under existing banking arrangements will be adequate to support these financial liabilities.

c) Collateral

The Company has charged substantially all assets of the Company and certain of its subsidiaries as security for borrowings (Notes 11 and 12).

d) Foreign Exchange Gains and Losses

Foreign exchange gains of $12.7 million are included in sales and other operating revenues for the year ended October 31, 2008 (2007 – $2.0 million loss) and foreign exchange losses of $12.4 million are included in cost of sales for the year ended October 31, 2008 (2007 – $4.0 million gain).

Notes to the Consolidated Financial Statements

in thousands of Canadian dollars, except as noted

23. Interests in Joint Ventures

The following summarizes the Company's proportionate interest in joint ventures before inter-company revenue and expense eliminations:

As at	2008	2007
Current assets	$ 28,124	$ 23,318
Long-term assets	$ 17,491	$ 18,291
Current liabilities	$ 15,112	$ 15,916
Long-term liabilities	$ 4,275	$ 2,257

	12 Months Ended October 31, 2008	15 Months Ended October 31, 2007
Revenue	$ 62,546	$ 188,417
Expenses	$ 52,225	$ 172,928
Net earnings	$ 10,321	$ 15,489
Cash from operating activities	$ 6,278	$ 5,537
Cash used in financing activities	$ (3,986)	$ (39,324)
Cash (used in) from investing activities	$ (1,741)	$ 8,198

24. Segmented Information

The Company has not provided revenues from external customers by geographic location as it is not practicable to do so. Total sales and revenue from services include export sales of $2.6 billion (2007 – $1.3 billion).

The segments' accounting policies are consistent with those described in Accounting Policies (Note 2). The Company accounts for inter-segment sales at current market prices under normal trade terms.

	12 Months Ended October 31, 2008	15 Months Ended October 31, 2007
Sales and other operating revenues		
Grain Handling and Marketing	$ 4,299,496	$ 2,537,106
Agri-products	1,686,278	983,449
Agri-food Processing	198,312	203,209
Livestock Feed and Services	625,947	181,959
Financial Products	13,548	5,579
	6,823,581	3,911,302
Less: Inter-segment sales	46,015	35,486
	$ 6,777,566	$ 3,875,816

	12 Months Ended October 31, 2008	15 Months Ended October 31, 2007
Inter-segment sales		
Grain Handling and Marketing	$ 45,015	$ 35,772
Agri-products	537	–
Agri-food Processing	463	(286)
	$ 46,015	$ 35,486
Gross profit and net revenues from services		
Grain Handling and Marketing	$ 473,657	$ 356,416
Agri-products	437,613	225,206
Agri-food Processing	35,948	30,189
Livestock Feed and Services	66,065	25,788
Financial Products	13,548	6,227
	$ 1,026,831	$ 643,826
Operating, general and administrative expenses		
Grain Handling and Marketing	$ (174,360)	$ (174,192)
Agri-products	(160,750)	(105,445)
Agri-food Processing	(6,919)	(8,867)
Livestock Feed and Services	(72,151)	(20,329)
Financial Products	(4,702)	(2,332)
Corporate	(75,345)	(64,663)
	$ (494,227)	$ (375,828)
EBITDA [1]		
Grain Handling and Marketing	$ 299,297	$ 182,224
Agri-products	276,863	119,761
Agri-food Processing	29,029	21,322
Livestock Feed and Services	(6,086)	5,459
Financial Products	8,846	3,895
Corporate	(75,345)	(64,663)
	$ 532,604	$ 267,998

[1] EBITDA – Earnings before interest, taxes, depreciation and amortization, gain on disposal of assets, integration expenses and recovery of (provision for) pension settlement

	12 Months Ended October 31, 2008	15 Months Ended October 31, 2007
Amortization		
Grain Handling and Marketing	$ (41,531)	$ (30,259)
Agri-products	(48,217)	(28,341)
Agri-food Processing	(5,842)	(7,727)
Livestock Feed and Services	(10,239)	(3,889)
Financial Products	(420)	(175)
Corporate	(583)	–
	$ (106,832)	$ (70,391)

in thousands of Canadian dollars, except as noted

	12 Months Ended October 31, 2008	15 Months Ended October 31, 2007
EBIT [2]		
Grain Handling and Marketing	$ 257,766	$ 151,965
Agri-products	228,646	91,420
Agri-food Processing	23,187	13,595
Livestock Feed and Services	(16,325)	1,570
Financial Products	8,426	3,720
Corporate	(75,928)	(64,663)
	$ 425,772	$ 197,607

[2] EBIT – earnings before interest, taxes, gain on disposal of assets, integration expenses and recovery of (provision for) pension settlement

Capital expenditures		
Grain Handling and Marketing	$ 22,153	$ 106,539
Agri-products	21,705	8,206
Agri-food Processing	5,408	12,510
Livestock Feed and Services	4,155	–
Financial Products	35	–
Corporate	2,127	–
	$ 55,583	$ 127,255

As at	**2008**	2007
Assets		
Grain Handling and Marketing [3]	$ 1,592,159	$ 1,486,636
Agri-products	1,118,768	953,649
Agri-food Processing	126,233	109,552
Livestock Feed and Services [3]	251,699	199,731
Financial Products	76,224	82,361
Corporate	823,409	210,166
	$ 3,988,492	$ 3,042,095

[3] Includes assets of foreign operations of $139.0 million (2007 – $59.8 million)

Goodwill		
Grain Handling and Marketing	$ 35,821	$ 35,821
Agri-products	187,036	187,036
Agri-food Processing	–	–
Livestock Feed and Services	10,909	7,531
Financial Products	66,355	66,355
	$ 300,121	$ 296,743

Intangible assets		
Grain Handling and Marketing	$ 254	$ –
Agri-products	17,363	17,058
Agri-food Processing	–	–
Livestock Feed and Services [4]	2,573	2,552
Financial Products	245	665
Corporate	1,698	–
	$ 22,133	$ 20,275

[4] Includes intangible assets of foreign operations of $2.6 million (2007 – $2.6 million)

25. Commitments, Contingencies and Guarantees

a) Lease Commitments

The Company, including its subsidiaries and its proportionate share of joint ventures, has operating leases relating primarily to railcars, buildings and equipment. Future minimum lease payments having initial or remaining lease terms in excess of one year at October 31, 2008 are as follows:

2009	$ 15,611
2010	10,410
2011	7,352
2012	5,515
2013	3,357
Thereafter	4,784
	$ 47,029

b) Letters of Credit

At October 31, 2008, the Company had outstanding letters of credit and similar instruments of $68.2 million related to operating an agri-business (October 31, 2007 – $81.8 million). The terms range in duration and expire at various dates from November 30, 2008 to September 30, 2009. The amounts vary depending on underlying business activity or the specific agreements in place with the third parties. These instruments effectively reduce the amount of cash that can be drawn on the revolving credit facility.

c) Loan Loss Provision

Under the terms of an agreement, a financial institution provided credit for the purchase of crop inputs to certain customers of the Company in the Agri-products segment. The agreement was terminated on January 31, 2008 on payment of a termination fee and the acquired amounts were sold to a Canadian Schedule I chartered bank in February 2008.

d) Indemnification of Accounts Receivable

Viterra Financial™ – the Company has a rolling five-year agreement with a Canadian Schedule I chartered bank to provide credit for qualifying agricultural producers to purchase crop inputs. The agreement may be terminated at an earlier date by mutual consent or by either party upon one year's written notice. Viterra indemnifies the bank for 50% of future losses to a maximum of 5% of the aggregate qualified portfolio balance. The Company's aggregate indemnity will vary at any given time with the size of the underlying portfolio. As at October 31, 2008, the Company's obligation for past

in thousands of Canadian dollars, except as noted

and future losses is current with the bank in accordance with the Agency Agreement.

Unifeed Financial® – the Company has a rolling five-year agreement with a Canadian Schedule I chartered bank to provide loans to customers to purchase feeder cattle and feeder hogs, as well as related feed inputs, with terms that do not require payment until the livestock is sold. The agreement may be terminated at an earlier date by mutual consent or by either party upon one year's written notice. Viterra indemnifies the bank for credit losses based on the first 20% to 33% of new credit issued on an individual account, dependent on the account's underlying credit rating, with losses in excess of these amounts shared on an equal basis with the bank up to 5% on the aggregate qualified portfolio balance. The Company's aggregate indemnity will vary at any given time with the credit rating of the underlying accounts and the aggregate credit outstanding. As at October 31, 2008, the Company's obligation for past and future losses is current with the bank in accordance with the Agency Agreement.

e) Loan Guarantees

The Company is contingently liable under several guarantees given to third-party lenders who have provided long-term financing to certain independent hog producers. As at October 31, 2008, the current outstanding balance of these guarantees is $2.8 million. These guarantees diminish as the underlying loans are repaid and expire in 2014.

The Company is contingently liable to a finance company for a portion of losses incurred related to potential producer delinquencies associated with equipment leases and credit provided for the purchase of fertilizer bins. Given historically low delinquent rates in conjunction with collateral values of assets, the Company has accrued no obligation.

f) Director and Officer Indemnification

The Company indemnifies its directors and officers against any and all claims or losses reasonably incurred in the performance of their service to the Company to the extent permitted by law. The Company has acquired and maintains liability insurance for its directors and officers as well as those of certain affiliated companies.

g) Other Indemnification Provisions

From time to time, the Company enters into agreements in the normal course of operations and in connection with business or asset acquisitions or dispositions. By their nature, these agreements may provide for indemnification of counterparties. The varying nature of these indemnification agreements prevents the Company from making a reasonable estimate of the maximum potential amount it could incur. Historically, the Company has not made any significant payments in connection with these indemnification provisions.

h) Other Contingencies

As at October 31, 2008, there are claims against the Company in varying amounts for which a provision in the financial statements is not considered necessary. The occurrence of the confirming future event is not determinable or it is not possible to determine the amounts that may ultimately be assessed against the Company with respect to these claims. Management believes that any such amounts would not have a material impact on the business or financial position of the Company.

26. Management of Capital

The Company's objective when managing capital is to strive for a long-term manageable level of debt to total capital. Due to the seasonal nature of the Company's short-term borrowing requirements, the Company's objective is to manage the level of debt to total capital between 30% to 40%.

Debt to total capital is defined as total interest bearing debt divided by total interest bearing debt plus the book value of total shareholders' equity. Interest bearing debt is the aggregate of bank indebtedness, short-term borrowings, long-term debt due within one year and long-term debt.

As at	2008	2007
Bank indebtedness	$ **655**	$ 4,501
Short-term borrowings	**17,769**	352,527
Total short-term debt	$ **18,424**	$ 357,028
Long-term debt due within one year	$ **14,703**	$ 3,736
Long-term debt	**595,385**	307,413
Total long-term debt	$ **610,088**	$ 311,149
Total interest bearing debt	$ **628,512**	$ 668,177
Shareholders' equity	$ **2,200,725**	$ 1,474,621
Total capital	$ **2,829,237**	$ 2,142,798
Debt to total capital:		
As at the balance sheet date	**22:78**	31:69
Four quarter average	**30:70**	34:66

in thousands of Canadian dollars, except as noted

27. Future Accounting Changes

a) Inventories

In June 2007, the CICA issued Section 3031, Inventories, replacing Section 3030, Inventories. The new Section will be applicable to financial statements relating to fiscal years beginning on or after January 1, 2008. Accordingly, the Company will adopt the new standards for its fiscal year beginning November 1, 2008. It provides more guidance on the measurement and disclosure requirements for inventories. The adoption is not expected to have a material impact on the Company's consolidated financial statements.

b) Goodwill and Intangible Assets

In February 2008, the CICA issued Section 3064, Goodwill and Intangible Assets, replacing Section 3062, Goodwill and Other Intangible Assets and Section 3450, Research and Development Costs. Various changes have been made to other sections of the CICA Handbook for consistency purposes. The new Section will be applicable to financial statements relating to fiscal years beginning on or after October 1, 2008. Accordingly, the Company will adopt the new standards for its fiscal year beginning November 1, 2008. It establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Standards concerning goodwill are unchanged from the standards included in the previous Section 3062. The adoption is not expected to have a material impact on the Company's consolidated financial statements.

c) International Financial Reporting Standards

In January 2006, the CICA Accounting Standards Board adopted a strategic plan for the direction of accounting standards in Canada. As part of that plan, accounting standards for public companies would be required to converge with International Financial Reporting Standards ("IFRS") for fiscal years beginning on or after January 1, 2011 with comparative figures presented on the same basis. In February 2008, the Accounting Standards Board confirmed the effective due date of the initial adoption of IFRS. The impact of the transition to IFRS on the Company's consolidated financial statements has not yet been determined.

28. Comparative Amounts

Prior period amounts have been restated as a result of an accounting policy change as disclosed in Note 2p)ii).

Senior Officers

Mayo Schmidt
President and Chief Executive Officer

Francis Malecha
Chief Operating Officer

Rex McLennan
Chief Financial Officer

Karl Gerrand
Senior Vice-President, Can-Oat Milling

Don Chapman
Senior Vice-President, International Grain

Robert Miller
Senior Vice-President, Grain, North America

Doug Wonnacott
Senior Vice-President, Agri-products

Bill Mooney
Senior Vice-President, Livestock Feed and Services

George Prosk
Senior Vice-President, Financial Products

Steven Berger
Senior Vice-President, Human Resources & Transformation

Andrew Muirhead
Senior Vice-President, Corporate Development

Raymond Dean
Vice-President and General Counsel/Corporate Secretary

Colleen Vancha
Vice-President, Investor Relations and Corporate Affairs

Richard Wansbutter
Vice-President, Government and Commercial Relations

Mike Brooks
Chief Information Officer and Vice-President, IT

Ron Cameron
Vice-President, Group Controller

Grant Theaker
Vice-President and Treasurer

Investor Information

Annual General Meeting of Shareholders

The Annual General Meeting of Shareholders will be held at 2:00 p.m., Central Standard Time, March 11, 2009, at the Hotel Saskatchewan Radisson Plaza, 2125 Victoria Avenue, Regina, Saskatchewan, Canada.

Fiscal Year Information

First Quarter	November 1 to January 31
Second Quarter	February 1 to April 30
Third Quarter	May 1 to July 31
Fourth Quarter	August 1 to October 31

Viterra issues its quarterly financial results within 45 days of each quarter-end. Its year-end financial information (which includes its fourth quarter) is available within 90 days of year end as required by Canadian continuous disclosure requirements.

Common Stock

The Company's authorized common stock consists of an unlimited number of common voting shares, which participate in earnings and are traded publicly on the Toronto Stock Exchange. As at October 31, 2008, there were 237,049,213 common shares issued and outstanding. The stock symbol is VT.

Month	High	Low	Close	Volume	Average Daily Volume
October 2007	12.99	11.48	12.77	28,562,523	1,298,297
November 2007	12.91	10.35	11.16	23,564,122	1,071,096
December 2007	13.65	11.22	13.33	26,959,290	1,418,910
January 2008	13.50	10.45	11.68	28,077,789	1,276,263
February 2008	13.40	11.11	12.81	28,202,087	1,410,104
March 2008	14.96	11.71	14.49	39,522,359	1,976,118
April 2008	15.19	13.50	13.77	26,302,213	1,195,555
May 2008	14.20	12.80	13.60	26,659,943	1,269,521
June 2008	15.18	13.26	14.00	33,862,930	1,612,520
July 2008	14.20	10.52	12.10	33,869,741	1,539,534
August 2008	12.77	11.05	12.25	29,313,314	1,465,666
September 2008	12.29	9.25	10.17	33,384,317	1,589,729
October 2008	10.28	5.47	7.65	45,984,659	2,090,212

Source: Toronto Stock Exchange

S&P/TSX Indices

Viterra is a member of: S&P/TSX Composite Index, S&P/TSX Consumer Staples Index, S&P/TSX Completion Index, S&P/TSX Agricultural Products Index, as well as various other S&P/TSX indices.

Source: Bloomberg

Senior Notes

Viterra has two series of notes outstanding.

- $100 million of Senior Unsecured Notes – the notes pay interest at a rate of 8% per annum and mature on April 8, 2013.
- $200 million of Senior Unsecured Notes – the notes pay interest at a rate of 8.5% per annum and mature on August 1, 2017.

Both notes are traded in the over-the-counter market.

Corporate Governance Information

The Company's Code of Business Conduct, Audit Committee Charter, Nominating/Corporate Governance Committee, Compensation Committee Terms of Reference and list of Board of Directors are available on Viterra's website at www.viterra.ca.

Privacy Officer

Phone: 1-306-569-4366
Toll-Free: 1-866-569-4411
Email: viterra.privacy@viterra.ca

Company Reports

Copies of the Company's Annual Report, Quarterly Reports, Annual Information Form and other regulatory filings are available by contacting Investor Relations & Corporate Affairs at:

Viterra Inc.
Investor Relations & Corporate Affairs
2625 Victoria Avenue
Regina, Saskatchewan S4T 7T9
Phone: 1-306-569-4859
Toll-Free: 1-866-569-4411
Email: investor@viterra.ca

Copies are also available on the Company's website at www.viterra.ca or through the System for Electronic Disclosure and Retrieval (SEDAR) at www.sedar.com.

Share Transfers/Lost Certificates

Share transfer inquiries, lost certificates, changes of address or other shareholder inquiries should be directed to the Company's transfer agent, Computershare Investor Services Inc.

United Grain Growers/Agricore United Share Certificates

Shareholders who previously held common or preferred shares in United Grain Growers or Agricore/Agricore United may contact Computershare toll-free at 1-866-997-0995 for information on these shares.

Investor Information

Transfer Agent Information

Computershare Investor Services Inc.
600 – 530 8th Avenue SW
Calgary, Alberta T2P 3S8
Toll-Free: 1-866-997-0995
Email: service@computershare.com
website: www.computershare.com

Investor Inquiries

Investor Relations & Corporate Affairs
Email: investor@viterra.ca
Phone: 1-306-569-4859
Toll-Free: 1-866-569-4411
Fax: 1-306-569-4400

Corporate Offices – Viterra

Regina
2625 Victoria Avenue
Regina, Saskatchewan S4T 7T9
Telephone: 1-306-569-4411
Toll-Free: 1-866-569-4411
Fax: 1-306-569-4708

Winnipeg
CanWest Global Place
201 Portage Avenue
P.O. Box 6600
Winnipeg, Manitoba R3C 3A7
Telephone: 1-204-944-5411
Fax: 1-204-944-5454

Calgary
Bow Valley Square 2
3400 – 205 5th Avenue SW
Calgary, Alberta T2P 2V7
Telephone: 1-403-440-1119
Fax: 1-403-718-3829

Legal Counsel

MacPherson Leslie & Tyerman LLP
Barristers and Solicitors
Regina, Saskatchewan

Balfour Moss
Barristers and Solicitors
Regina, Saskatchewan

Auditors

Deloitte & Touche LLP
Chartered Accountants
Regina, Saskatchewan

Glossary of Terms

Accredited Exporter
Grain marketing companies authorized to fulfill Canadian Wheat Board (CWB) export sales commitments on behalf of the CWB.

Agent of the CWB
Grain handling companies that enter agreements with the CWB to purchase, process and ship grain for CWB accounts.

Agronomy
Branch of agriculture that studies crops and soils. Agronomists research crop rotation, plant breeding, soil classification, soil fertility, tillage management, weed control and pest management.

Anhydrous Ammonia
A cost-effective nitrogen fertilizer that's also known as NH_3 (82-0-0). It's applied by injection below the soil surface either before or during seeding.

Biodiesel
A biofuel made by combining animal fat or vegetable oil with alcohol. It can be substituted for diesel as a stand-alone fuel or mixed as a diesel additive.

Biofuel
Renewable liquid fuels made from plant matter, not fossil fuels. Examples are ethanol and biodiesel.

Blending
Mixing varying grades of grain to achieve specific blends. Blending also refers to combining fertilizer types to meet desired nutrient levels to maximize yields.

Bundling
Selling complementary products and services together to provide competitive buying power to farmers.

Canadian Wheat Board (CWB)
The Canadian Wheat Board is the marketing authority for western Canadian wheat, durum and barley for export and domestic human consumption.

Cash ticket
Cheque issued to a farmer for the purchase of cereal grains, special crop grains or oilseeds.

Certified seed
Seed that meets basic standards of purity and viability.

Contract calls
A formal request by CWB asking farmers to deliver a portion of their wheat and barley crops into the primary elevator system.

Crop Protection Products
Products such as herbicides, insecticides and fungicides that are applied to fields to manage weeds, insects and diseases.

Crop rotation
Yearly crop alternating to control weeds, insects, disease, and to replenish nutrients and reduce erosion.

Deferred cash ticket
A deferred payment made at the request of the producer for commodities delivered to grain companies.

Desiccant
Chemical agent that is used to advance crop maturity prior to harvest.

Ethanol
A biofuel derived from grain and corn that can be used instead of or as an additive to gasoline. Ethanol is primarily used in transportation applications.

Fertilizer
Products that contain essential nutrients for plant growth, especially nitrogen, phosphorus and potassium.

Fungicide
Chemical applied to seed or crop foliage to control, suppress or kill fungi that cause plant diseases.

Germination
First stage in the development of a plant from seed.

Glyphosate
Broad-spectrum foliar applied herbicide that is effective in the control of weeds, including both grass and broadleaf species.

Grading
Standard system used to determine grain quality, including kernel colour, plumpness, protein concentration and size.

Grain Marketing contracts
Contracts that provide pricing choices to farmers and end-users. These contracts can be customized to meet various marketing strategies.

Herbicide
Chemical that is used to control, suppress, or kill weeds before or after crop emergence.

Hybrid
Offspring seed produced by combining genetically different parent plants. Typically, hybrids are the result of two varieties being cross-pollinated to produce a third, which has more favoured qualities.

Inputs
Components needed to grow a crop, including seed, fertilizer and crop protection products.

Metric tonne
Equals 2,204.6 pounds, as opposed to an imperial ton, which is 2,000 pounds.

MMT
Million Metric Tonnes

Multi-car Unit Train
Trains with up to 112 cars, which are delivered to high throughput grain terminals within a specified timeline.

Oat Groats
Whole kernel of the oat, minus the hull, which can be processed into bran, flakes or flour.

Open-pollinated
Plant species not genetically altered and capable of reproducing in true form from one generation to the next.

Pool Return Outlook or PRO
An estimate of the total returns producers can expect when marketing their crops through the CWB.

Producer cars
Railcars loaded directly by producers that are made available through the Canadian Grain Commission (CGC) and the CWB to specific pre-approved locations, typically export terminals.

Producer terminal
Grain handling facility owned and operated as a business venture by producers.

Production contract
Legally binding agreement for a fixed term, signed before grain production begins. A grain producer agrees to sell to the grain company a specifically designated crop raised on identified acres. The grain producer is paid according to specified terms.

Proprietary Seed
Seed owned and distributed solely by one company. Viterra owns the rights to several proprietary seed varieties.

Railcar incentives
Efficiency rebate supplied by the railways to grain companies for loading multiple car units.

Special crop
The term "special crop" refers to a diverse group of crops such as pulses (chickpeas, dry beans, dry peas and lentils), buckwheat, canary seed, mustard seed, specialty oats and sunflower seed.

Summer fallow
Agricultural land that is left unseeded during a growing season. Fallowing is often done to conserve moisture and replenish nutrients. Weed control is accomplished by tillage or herbicide application.

Tendering
Process by which the CWB tenders a portion of its annual exports to grain companies, and companies 'bid' either at a premium or a discount to fulfill export sales.

Urea
Urea (46-0-0) is a single nutrient fertilizer that contains a large amount of nitrogen and is manufactured from ammonia and carbon dioxide. Urea contains the highest nitrogen percentage (46%) of all granular fertilizers and is widely used as a nitrogen fertilizer for crops.

VITALITY

Healthy living begins with healthy food.
At Viterra, we supply high-quality ingredients to breakfast cereals, pastas and other foods and beverages. Our goal is to build nutritional value for consumers and financial value for investors.

Learn more at VITERRA™.ca

By choosing 25% post-consumer recycled fibre instead of virgin paper for this report, the following savings to our natural resources were realized:

ENVIRONMENTAL SAVINGS	Equivalent to:
Wood Saved (Tons)	
14	29,694 hockey sticks
Energy Not Consumed (Million BTUs)	
67	7,270 hours of clothes dryer use
Net Greenhouse Gases Prevented (Lbs.)	
10,821	19,238 kilometres not driven
Wastewater (Water Saved – Gallons)	
35,473	981 bathtubs of water
Solid Waste (Landfill Reduced – Lbs.)	
5,869	119 garbage cans

Data research provided by Environmental Defense Fund Paper Calculator (www.papercalculator.org)

FSC
Mixed Sources
Product group from well-managed forests, controlled sources and recycled wood or fiber
Cert no. SW-COC-001715
www.fsc.org
© 1996 Forest Stewardship Council

RIGHT INDUSTRY
RIGHT ASSETS
RIGHT TIME

VITERRA™

2008
BUSINESS REVIEW



Letter to Shareholders

Mayo Schmidt
PRESIDENT AND
CHIEF EXECUTIVE OFFICER

RIGHT INDUSTRY. RIGHT ASSETS. RIGHT TIME.

Amid the economic and geopolitical uncertainty of today's world, Viterra is in an enviable position to meet the increasing food requirements of a growing global population. Worldwide demand for agricultural commodities – and the inputs and services needed to produce them – remains strong. As Canada's premier agri-business, Viterra has earned a reputation for quality and excellence. We are a dominant competitor in these growing businesses and possess the most modern and efficient operating assets in an industry with high barriers to entry. We have built the financial strength required to advance our strategies and take advantage of opportunities for growth. There is a palpable sense of confidence throughout the organization that we are right where we need to be – in the right industry, with the right assets, at the right time.

DELIVERING RESULTS THROUGH INTEGRATION

The progress we have made following the creation of Viterra has been fuelling this sense of optimism. During fiscal 2008, we completed the integration of the people, assets and systems that we initiated with the merger of Saskatchewan Wheat Pool and Agricore United in mid-2007. In the process, we exceeded our ambitious targets and timelines. As we entered fiscal 2008, we announced that we were targeting $96 million in ongoing synergies, with a full run rate to be achieved by the end of fiscal 2009. As of October 31, 2008, the Company delivered a total of $110 million in synergies and we are confident that we will achieve a full run rate of $116 million by January 31, 2009.

Our integration efforts had a meaningful impact on our financial results:

TARGETED SYNERGIES
(to January 31, 2009)

$116M

2008 EBITDA

$533M

2008 FREE CASH FLOW

$401M

Our integration efforts, coupled with a continued focus on operational excellence, had a meaningful impact on our financial results for 2008.

Consolidated sales and other operating revenues for the year increased by more than $3 billion to $6.8 billion. The improvement reflects the contributions from Agricore United, which we acquired in 2007, together with strong grain shipments and prices, and year-over-year sales improvements in all of our core operations.

EBITDA, which we define as earnings from continuing operations before interest, taxes, amortization, integration costs, gains or losses on asset disposals, and pension settlement provisions, is our best measure of the core cash generation ability of Viterra's assets. EBITDA reached $533 million in fiscal 2008, double the $266 million earned in the previous 12 months. These results clearly show the earnings capability of this Company when industry fundamentals are strong.

Viterra's net earnings grew by $172 million to $288 million compared to the trailing 12-month period ended October 31, 2007, while earnings per share were $1.31 compared to $0.84 per share in the same period last year, an increase of 56%. For the 12 months ended October 31, 2008, free cash flow (cash flow from operations before working capital changes, less ongoing capital expenditures) increased by $304 million to $401 million from the comparable period last year.

With strong demand from destination customers and our growing capabilities in merchandising and logistics, we took full advantage of ideal market conditions:

RECORD GRAIN HANDLING

14.7 MMT

SUSTAINABLE MARGINS

$26/TONNE ON AVERAGE

Integration also strengthened our value chain – especially in grain handling:

SHARE OF WEST COAST EXPORT CAPACITY

>50%

VOLUMES LOADED THROUGH 50- AND 100- RAILCAR ASSETS

91%

As a fee-for-service business, we have a stable earnings base that depends primarily on the volume, not the price of agricultural commodities. At times, however, high commodity prices do encourage farmers to significantly increase production and that was certainly the case in fiscal 2008, with a record 14.7 million metric tonnes of grains and oilseeds passing through our primary elevator network. Aided by strong demand from destination customers and drawing upon our growing capabilities in merchandising and logistics, we took full advantage of ideal market conditions, generating record margins of $32.22 per tonne in fiscal 2008. This will be a tough act to follow in fiscal 2009 given recent reductions in commodity prices and their expected effect on merchandising opportunities and blending gains. However, we expect our performance will be solid. Despite last year's bumper crop, world grain stocks still remain well below historical levels and demand fundamentals are expected to remain strong.

At the same time, productivity gains achieved through recent integration and continuous improvement initiatives will continue to have a positive impact on margins. We believe our grain operations can sustain margins in the $26 per tonne range, well above the $21 per tonne historical averages within the Canadian grain handling system.

Our agri-products business also achieved record performance in fiscal 2008, as demand for Canadian crop commodities supported strong prices and volumes for crop inputs, particularly fertilizers. Since then, the global economic downturn that impacted commodity prices generally has dampened fertilizer prices and temporarily limited demand from farmers, who have held off on fall purchases in anticipation of further price declines. With some production currently in abeyance, and the need for farmers to replenish soil nutrients in the spring, demand is expected to be strong as we enter next year's growing season. These factors could ultimately lead to price increases early in the new year. Viterra's logistics and distribution capabilities position us well to meet the demand of our farm customers during the six-week spring seeding season.

BUILDING SUSTAINABLE VALUE

The successes of the past year go beyond the bottom line. Our integration strengthened us at each stage of our value chain, especially our position as a grain-sourcing company. Viterra now handles more than 42% of Western Canada's grains and oilseeds available for market, which allows us to access supply in almost any quantity or quality. With over 50% of Canada's west coast export capacity, we are uniquely equipped to meet the export demands of our destination customers.

The measures of our success can be found in both volume and efficiency. We move over 91% of our grain volumes through assets that can load 50 and 100 railcars at a time. Not only does this mean we are maximizing the velocity and throughput of our country assets, we are also contributing to the overall efficiency of the Canadian grain handling system by freeing up more capacity for the system as a whole. Within a highly regulated market, these improvements have helped reduce our costs, as well as those of our farm customers, the railways and end-users. While we expect to achieve incremental gains in efficiency as we move ahead, we will also continue to act as a catalyst for fundamental change. Deregulation of the grain industry holds the promise of a quantum improvement in productivity and we will continue to work with governments to encourage that outcome.

Ever-improving efficiency is just one of the reasons the people who depend on Viterra now view us as much more than a commodity company. From proprietary seed development to the safe and reliable delivery of trait-specific food ingredients, we have established our position as a caretaker of relationships at both ends of the supply chain and have demonstrated our ability to deliver value to our business partners along the way.

VITERRA'S ACHIEVEMENTS IN 2008 EARNED RECOGNITION FROM NUMEROUS EXTERNAL SOURCES:

FINANCIAL POST MAGAZINE, NOVEMBER 2008: "RANKING OF THE TOP 200 CEOs"

- *Viterra ranked* **28th** *based on its three-year return percentage*

CANADIAN BUSINESS MAGAZINE, SUMMER EDITION: "THE INVESTOR 500"

- *Viterra ranked* **11th** *among 150 medium-cap companies, based on a one-year return (as of April 4, 2008)*

THE GLOBE AND MAIL, 2008: "BOARD GAMES"

- *Viterra placed* **28th** *out of 180 publicly listed companies graded on Corporate Governance*



Viterra acted decisively this past spring to ensure we had the financial resources to support our growth.

EQUITY ISSUE

$442M

OPERATING LINE

$800M

LONG-TERM DEBT-TO-CAPITAL

21.6%

A BETTER PLATFORM FOR GROWTH

The Agricore United transaction that led to the creation of Viterra was never an end in itself. Rather, it was the vital first step in a building process that would prepare us for the greater global opportunities that lie ahead.

We acted decisively this past spring to ensure we had the financial resources to support our growth. We secured a $400 million term loan and used $232 million to repay a bridge facility. The remainder, together with an $800 million operating line that has a final maturity of 2012, will support our core operations and provide the capacity to finance our expanding business.

In the spring, we followed our successful debt financing by reaching out to investors to raise $442 million of equity and position the Company financially to capitalize on unique opportunities that fit our long-term plan.

The facilities, operating structure and systems we have today are designed to support our ability to supply food ingredients to customers around the world. We continue to build our asset base and to find efficiencies that enable us to do more for our customers while reducing our operating costs.

Most importantly, our people have embraced this philosophy and have demonstrated their ability to capitalize on the advantages that come with our increasing size and scale. They are led by an experienced team that has been strengthened with the addition of a number of senior executives that bring a broad range of skills and expertise to lead this organization forward on a path of growth. You can learn more about the capabilities of the entire executive management team on page 23 of our business review.

THE ROAD AHEAD

Our strategies and ambitions are now focused on new opportunities to meet the growing demand for healthy food ingredients around the world. This will include building upon our North American operations in all areas of our business.

We will look to source grains in other regions of the world, becoming an effective catalyst for change, just as we have been in North America. Viterra is an international company with customers in more than 50 countries. Expanding our ability to source grains in other regions will put us closer to our customers and protect us against weather, political or environmental risks in any one part of the world.

We will do this with the same reasoned approach that brought us to our current position of strength. Our focus will be on countries that share our operating practices, legal systems and social cultures.

Our balance sheet has put us in an excellent position to grow. In recent months, we have reviewed a number of acquisitions or alliances that could have added to our size. But we also understand what it means to be patient. We are identifying businesses with quality assets, strong management teams and complementary market positions, but they must be available at the right price. The quality earnings and growth we seek will come from maximizing the returns on our existing assets and leveraging that success within acquired businesses that meet our criteria.

Viterra has emerged at a time of global economic uncertainty as a strong company that is prepared for the challenges of tomorrow. To meet them, we will keep finding new and better ways to maximize agricultural production and efficiently move vital food supplies from areas of abundance to areas of need. We are ready to take a larger role in feeding this growing world and we are proud that Viterra is in a position to do what is right, not just what is good for business.

We truly are a company that benefits from being in the Right Industry, with the Right Assets, at the Right Time. With the continued support of our customers, our industry partners, our employees and our investors, I am confident we will be able to make the most of that position.

Mayo Schmidt

2008 Strategy Scorecard

1 Integrate the operations of Saskatchewan Wheat Pool Inc. and Agricore United

- ✓ Achieved $110 million in synergies by year end versus an original $96 million target
- ✓ Secured $400 million term facility and repaid $232 million in bridge financing
- ✓ Implemented a five-year common labour platform, company-wide pay for performance model and succession planning program
- ✓ Implemented an employee share purchase program
- ✓ Completed Viterra's country rationalization program, reducing Viterra's share of industry capacity by 2 points to 35%
- ✓ Amalgamated Can-Oat Milling within Viterra and combined Westco's operations within the Agri-products division
- ✓ Rationalized 167,000 metric tonnes or 22% of the Company's port terminal capacity in Thunder Bay
- ✓ Completed system integration work and combined all corporate office functions



2 Enhance international grain expertise to allow Viterra to capitalize on the growing demands in agriculture

- ✓ Hired Senior Vice-President, International Grain and opened trading offices in Calgary and Singapore
- ✓ Developed effective global freight capabilities

3 Enhance the value of Viterra's existing network and product offerings

- ✓ Acquired two Agri-products retail locations bringing Viterra's retail network to 252 locations across Western Canada
- ✓ Expanded Viterra's specialty oats processing capabilities
- ✓ Increased percentage of 50- and 100-car loaders to 91% of total capacity
- ✓ Launched a Carbon Credit program in Alberta and executed a supply agreement with a western Canadian energy corporation
- ✓ Launched a new canola variety and two crop protection products under the Viterra label



4 Expand or enter into new value-added processing

- ✓ Acquired three feed manufacturing plants and a feed retail outlet in the United States, expanding U.S. manufacturing capacity by 68%
- ✓ Expanded Viterra's Canadian pre-mix feed manufacturing capacity by 100%

5 Position Viterra for growth to geographically diversify its core operations in North America and, potentially, abroad

- ✓ Issued $442 million in equity in May 2008 to fund future growth
- ✓ Initiated M & A discussions with a number of agri-businesses in North America and abroad to determine strategic fit
- ✓ Remained active in discussions on potential future opportunities to expand Viterra's value-added processing capabilities

Viterra At-A-Glance:

The Right Model for Business Success

OPERATIONAL ADVANTAGE



GRAIN HANDLING AND MARKETING

XCAN Far East Ltd.	100%
Demeter (1993) Inc.	100%
Prince Rupert Grain Ltd.	*59%
Alberta Industrial Mustard Co.	50%
CMI Terminal Joint Venture	50%
Gardiner Dam Terminal Joint Venture	50%

* Percentage interest is based on the Company's average grain volume throughput

Viterra is Canada's predominant grain handler and marketer. We have 1.9 million tonnes of capacity – 91% capable of generating railcar incentives. We own more than 50% of the export capacity at Vancouver and Thunder Bay, key gateways to more than 50 countries worldwide.



AGRI-PRODUCTS

Interprovincial Co-operatives Ltd. (IPCO)	*54%
BioVision Seed Research Ltd.	45%
Canadian Fertilizers Ltd. (CFL)	34%

* Percentage is based on the Company's patronage interest

More than 250 Viterra retail locations provide seed, fertilizer, crop protection products and equipment to 90,000 western Canadian farmers. We are the only grain company with a dedicated research function, developing new varieties tailored to the demands of the global marketplace.



AGRI-FOOD PROCESSING

Can-Oat Milling	
Prairie Malt Limited (PML)	42%

Viterra delivers high-quality ingredients to growing consumer markets through Can-Oat Milling, the world's leading supplier of industrial oats, and through its interest in Prairie Malt, a premium malt barley processor serving a global customer base.



LIVESTOCK FEED AND SERVICES

Unifeed Inc.	100%
Unifeed Hi-Pro Inc.	100%
Puratone Corporation	31%

Through Unifeed in Canada and Hi-Pro in the U.S., Viterra provides over 2.0 million tonnes of animal feed products and nutrients for dairy, beef, poultry and hog industries. These operations support the growing demand for protein in North America and abroad.



FINANCIAL PRODUCTS

Viterra Financial™
Unifeed Financial®

Viterra Financial™ and Unifeed Financial® act as agents of a Canadian Schedule I chartered bank, extending up to $1.4 billion in credit to grain and livestock producers annually. Through Viterra's credit programs, farmers can manage cash flows while maximizing their productivity.

Financial Highlights

2008 PERFORMANCE


SHIPMENTS
MILLIONS OF TONNES
2007
12.5
2008
14.7
SEGMENT EBITDA
$ MILLIONS
2007
170.7
2008
299.3
SALES
$ MILLIONS
2007
934.6
2008
1,686.3
SEGMENT EBITDA
$ MILLIONS
2007
124.0
2008
276.9
SALES
$ MILLIONS
2007
166.9
2008
198.3
SEGMENT EBITDA
$ MILLIONS
2007
18.2
2008
29.0
VOLUME
THOUSANDS OF TONNES
2007
627
2008
1,887
SEGMENT EBITDA
$ MILLIONS
2007
(6.1)
2008
5.5
GROSS PROFIT
$ MILLIONS
2007
6.2
2008
13.5
SEGMENT EBITDA
$ MILLIONS
2007
3.9
2008
8.8

SELECT CONSOLIDATED FINANCIAL INFORMATION

(in thousands – except percentages and per share amounts)

	Actual 12 Months Ended Oct. 31, 2008	2007[1,2]
Sales and other operating revenues	**$ 6,777,566**	$ 3,535,174
Gross profit and net revenues from services	**$ 1,026,831**	$ 594,194
Operating, general and administrative expenses	**(494,227)**	(328,372)
EBITDA	**532,604**	265,822
Amortization	**(106,832)**	(62,940)
EBIT	**425,772**	202,882
Integration expenses	**(14,622)**	(20,029)
Recovery of (provision for) pension settlement	**3,356**	(5,000)
Gain on disposal of assets	**1,263**	35,234
Financing expenses	**(37,785)**	(33,994)
	377,984	179,093
Provision for corporate taxes		
Current portion	**(19,422)**	(2,540)
Future portion	**(70,280)**	(60,058)
Net earnings	**$ 288,282**	$ 116,495
Earnings per share	**$ 1.31**	$ 0.84

[1] These results reflect the actual unaudited consolidated results for the Company for the period November 1 to October 31, 2007 to align the Company's new fiscal period and are provided for comparative purposes only. These results include the results from the operations of Agricore United effective May 29, 2007 (the date of acquisition).

[2] As restated, see Note 2(p) of the Consolidated Financial Statements in Viterra's Annual Financial Review or online at Viterra.ca

CASH FLOW PROVIDED BY (USED IN) OPERATING ACTIVITIES

(in thousands)

	Actual 12 Months Ended Oct. 31, 2008	2007[1]
Net earnings	**$ 288,282**	$ 116,495
Adjustments for items not involving cash	**167,984**	95,225
Cash flow provided by operations*	**$ 456,266**	$ 211,720
Changes in non-cash working capital items	**(172,545)**	(152,549)
Cash flow provided by (used in) operating activities	**$ 283,721**	$ 59,171

Free Cash Flow*

	2008	2007
Cash flow provided by operations*	**$ 456,266**	$ 211,720
Property, plant and equipment expenditures	**(55,583)**	(114,884)
Free Cash Flow	**$ 400,683**	$ 96,836

[1] See Note 1 under the table of Selected Consolidated Financial Information in Section 8.1 of Viterra's Annual Financial Review or online at Viterra.ca

* See Non-GAAP Measures in Section 19 of Viterra's Annual Financial Review or online at Viterra.ca

Viterra's Integrated Value Chain

OPTIMIZING THE CONNECTIONS – FROM FARMER TO DESTINATION CUSTOMER

Viterra works with farmers throughout the value chain of food production to bring high-quality ingredients to destination customers around the globe. The process begins in the research lab, where Viterra's world-class plant breeders develop proprietary seed technologies to help farmers grow crops with superior agronomic and nutritional traits.

Viterra operates Canada's largest agri-products retail network, offering farmers a comprehensive lineup of inputs to optimize their crop investment, including credit financing, seed, fertilizer, crop protection products, agronomic advice and equipment.

Once the crop has been harvested, Viterra's merchandising team works to match Canada's high-quality grains, oilseeds and specialty crops with the nutritional requirements of customers in over 50 countries. These ingredients move via Canada's largest and most efficient grain handling network to both domestic and international markets.

Viterra is also involved in processing of crops such as oats and malting barley and is exploring further investments in this sector as part of its strategy to diversify earnings through the value chain for balanced growth and stability.



THE FARMER
Viterra works with Canadian farmers to meet the nutritional needs of consumers worldwide.


4
FINANCIAL PRODUCTS
1
THE FARMER
3
AGRI-PRODUCTS
2
R & D
6
GRAIN HANDLING
8
TRANSPORTATION

RESEARCH AND DEVELOPMENT 2

Viterra's groundbreaking XCEED™ canola features increased drought and heat tolerance, allowing it to be grown in non-traditional growing areas.



AGRI-PRODUCTS 3

Viterra offers farmers an unparalleled line-up of crop inputs, including several proprietary seed varieties and its own line of Viterra-branded crop protection products.



FINANCIAL PRODUCTS 4

Viterra Financial™ provides up to $1.4 billion in operating credit annually to western Canadian farmers to help them grow high-yielding, high-quality crops.



FEED PROCESSING 5

Viterra's Livestock Feed and Services segment utilizes selected grains grown by Canadian and U.S. farmers as base ingredients for its high-quality animal feeds.



BUSINESS SEGMENT: AGRI-PRODUCTS (Research and Development; Agri-Products) | FINANCIAL PRODUCTS | LIVESTOCK FEED AND SERVICES


5
FEED PROCESSING
9
AGRI-FOOD PROCESSING
7
MARKETING/MERCHANDISING
10
DESTINATION CUSTOMERS
Warburtons

DESTINATION CUSTOMERS
Viterra has long-standing relationships with destination customers in over 50 countries, including the world's leading food companies. We are dedicated to meeting their requirements for ingredients with specific traits to feed a growing global population.

GRAIN HANDLING **6**

Viterra's highly efficient grain origination network, with multi-car rail loading capacity and logistics expertise, has the ability to maximize throughput and lower costs per tonne.



MARKETING/ MERCHANDISING **7**

In Viterra's merchant-driven pipeline, grain merchandisers manage all steps in the process – from the procurement of the crop from farmers to the sale to destination customers.



TRANSPORTATION **8**

Viterra has a leading ownership position at Canada's major seaports. Its Cascadia terminal in Vancouver has over 8 MMT of throughput capacity to serve the growing Asian market.



AGRI-FOOD PROCESSING **9**

Viterra's Can-Oat Milling is a supplier of high-quality ingredients to the food industry. The Company also has a 42% interest in Prairie Malt Limited.



GRAIN HANDLING AND MARKETING

AGRI-FOOD PROCESSING

BUSINESS SEGMENT

RIGHT INDUSTRY

Positive economic and social trends are fuelling demand for our products and services at home and abroad.

Wheat Stocks-to-Use Ratio and Prices


($U.S./Metric Ton)
(%)
300
225
150
75
40
30
20
10
0
Canadian Wheat Board Price
Stocks-to-Use Ratio
2000
2003
2006
2009F
2012F
2015F
2018F

Source: Food and Agriculture Policy Research Institute (FAPRI) U.S. and World Agricultural Outlook 2008

Steady population growth, better nutrition and the diversion of precious farming acreage to biofuels production. These powerful global trends are creating strong, long-term demand for Western Canada's agricultural commodities, suggesting continued prosperity for Viterra and the thousands of Prairie farmers who rely on our grain handling and agricultural retailing networks.

There are 6.7 billion people in the world today. By 2042, the global population is expected to reach a staggering nine billion. Meanwhile, economic growth in the developing world will continue to improve living standards and raise expectations for millions of people every year. First on their shopping lists is a higher protein diet, which will keep driving unprecedented demand for the grains and oilseeds required in the production of beef, poultry and other meat products.

On the political front, concerns about energy security and the environment have led to government mandates for significantly higher production of biofuels. Despite a recent drop in the price of oil, the new U.S. administration has been highly supportive of ethanol and alternative fuels, and, as such, we believe remains on course for a six-fold increase in biofuel production to 36 billion gallons by 2022, of which 15 billion gallons will be corn-based.


E85
85% Ethanol

Worldwide, the International Grains Council (IGC) estimates that 126 million tonnes of 2008/2009 grain production – mostly corn – will be devoted to ethanol production, up 29 million tonnes from the previous year. This should have a positive effect on the demand for Canadian agricultural commodities.

On the supply side, world grain supplies are expected to remain tight in spite of a bumper crop in 2008. Production reached a record 1.77 billion tonnes and global grain stocks rose 8.5% to 307 million tonnes, with the encouragement of record commodity prices. Even with these increases in production, however, world stock-to-use ratios remain the third lowest in history (17.9% in 2008) suggesting that the current supply and demand imbalance will keep prices higher than historical averages for the foreseeable future.

Looking ahead, the IGC is projecting continued pressure on wheat supplies. Lower commodity prices in 2009 are expected to reduce planted acreage. Meanwhile, growth of the U.S. ethanol industry, even at a slower pace, will result in a continuing shift from corn to wheat and barley in the production of food and animal feeds.



Canada is an important supplier of food ingredients to the growing Asian market.


Food Supply – A Global Challenge
World Population (billions)
Farmland Per Person (hectares)
1950
1975
2000
2025
2050
2.5
4.1
6.1
8.0
9.2
.52
.34
.25
.19
.16

Source: World Population Prospects: The 2006 Revision Population Database; Company Estimate based on World Resource Institute: Earth Trends Agriculture and Food – Land: Arable Land Units: Thousands of Hectares

With limited arable land and a continuously growing world population, the available farmland per capita is expected to decrease dramatically.

In the developing world, efforts to increase production continue to be limited by a scarcity of arable land and water, much of it the result of rapid urbanization. Within this environment, many countries will be depending on Canada, the world's second largest exporter of grains and oilseeds, to bridge the gap. We'll need to keep getting more out of every acre through advances in seed technology and the application of better fertilizers and crop protection products. As an industry, and as a Company, we are ready to meet that challenge.

We will also continue to take advantage of our opportunities. Viterra is the largest and most efficient grain handling company in an industry where recent consolidation has significantly strengthened our competitive position. As a leading agricultural retailer, we are also ideally positioned to benefit from the growing range of agronomic products and services western Canadian farmers need to harness the productive capacity of their land. You can read more about Viterra's integrated businesses, and our strategies to keep them growing, in the pages that follow.

RIGHT ASSETS

From agri-products retailing to grain handling to value-added processing – we occupy a powerful, unmatched position in the agri-food value chain.

Inventory Turns – Primary Capacity


6x Industry
8x Viterra

Source: Canadian Grain Commission's Dec. 28, 2007 edition of Grain Elevators in Canada – updated to include new builds, expansions and closures

Viterra is the largest agri-business in Canada, with an integrated asset base that includes market-leading positions in agri-product retailing and grain handling, marketing and logistics, as well as complementary, value-added investments in food and feed processing. In each of these businesses, success depends on being close to our customers.

We start with unrivalled access to thousands of western Canadian farmers through the region's largest agri-products retailing network. With a 30% share of the western Canadian market and 252 retail outlets in the three Prairie provinces – Viterra is ideally positioned to provide the specialized products and services farmers need to boost productivity and enhance earnings.

Our industry-leading seed research and development capabilities are an increasingly important part of Viterra's value proposition. Sales of more than 30 proprietary grain and oilseed varieties are just the first link in a producer partnership that involves the sale of bundled crop protection products and fertilizers, the provision of specialized agronomic advice and financial services and, ultimately, access to a high-quality crop with the traits specified by our destination customers. More than 50% of the canola we sell is proprietary, which allows us to draw higher volumes into our grain handling network and add more value at every stage in the commodity value chain.


VITERRA

Viterra works with farmers to bring quality ingredients to customers worldwide.

Western Canada's Largest Agri-products Retailer


Seeded Acreage
– by Province
Viterra Retail Locations
MANITOBA 19.0%
14.4%
ALBERTA/
BRITISH COLUMBIA
29.8%
31.3%
SASKATCHEWAN
51.2%
54.3%

Source: Statistics Canada Field Crop Reporting Series, Volume 87, No. 8

Viterra's agri-products retail network is strategically located in Western Canada's prime growing region.


VITERRA
B. juncea Milestones
1991 Project initiated
1995 Canola fatty acid profile achieved
1999 Addition of canola quality B. juncea to the Codex definition of low erucic acid rapeseed oil
2000 FDA GRAS status approval
2001 Health Canada approval
Feed approval (Canada/U.S.)
2002 First canola quality B. juncea registered in Canada

Dr. Derek Potts, Senior Plant Breeder, led the research team that brought XCEED™ canola to market.

Right Assets

THE COUNTRY'S LARGEST AND MOST EFFICIENT GRAIN HANDLING NETWORK


Viterra's Multi-car Loading Capabilities
(based on capacity)
22% 50s
100s 69%
9% 25s
Source: Viterra Company Reports
VITERRA

Viterra's state-of-the-art grain handling facility east of Regina is capable of loading 112 cars in 24 hours.

Our core grain handling business is the largest in the country, with an elevator network that spans Western Canada representing more than 42% of the market. Such scale and reach have helped us build a dominant competitive position and achieve industry leadership in pricing, programs and services.

Because Viterra and its next two largest competitors represent more than 80% of industry volume, it is a highly disciplined market with significant barriers to entry. Viterra's modern network of 86 high throughput grain marketing centres has a first-mover advantage in most of the prime growing regions of Western Canada. As well, the cost of building new elevators – a minimum of $24 million each – discourages the entry of new participants.

Our grain handling network benefits from high commodity prices to the extent they encourage farmers to plant more acreage and maximize yields; however, we aren't dependent on them. That's because grain handling is a fee-for-service business. Our revenues are earned through elevation, cleaning, and drying fees as well as through blending. Similar to any toll business, we earn a predictable fee for various services regardless of the underlying price of the commodity. Volume is the primary earnings driver and, as the worldwide appetite for Canadian grains and oilseeds continues to grow, we are ready to reap the benefits.

Industry-leading efficiency in our country elevator network is one of the reasons. We load about 140,000 railcars each year, and our Canadian railway partners pay financial incentives of up to $8 per tonne to encourage better asset utilization. With 91% of our capacity in facilities capable of handling 100- or 50-car trains in 24 hours and 69% of capacity able to load 100-car trains, Viterra enjoys unmatched efficiency and significant cost advantages over other industry competitors.

Our export assets are an equally important part of the equation. Viterra leads the market in industry turns – the number of times an elevator's storage capacity is shipped annually – thanks to an optimal balance between our origination and export assets. We own more than 50% of Vancouver and Thunder Bay's export capacity, with more than two-thirds of our volume moving through our West Coast terminals to meet rapidly growing demand from Asian Pacific countries. In addition to bulk shipments, higher value special crops bound for Asia and Europe – such as mustard, lentils, specialty oats, edible beans and canary seed – reach their destination in containers, with Viterra shipping up to 8,000 containers each year.

We have also made the investment required to expand our own international grain marketing capabilities. Building on strong relationships with many of the world's leading commodity traders and destination customers, we are now extending Viterra's supply chain pipeline offshore to open up direct opportunities to extract value between origination and destination points. During the past year, Viterra opened a grain marketing office in Singapore to better capitalize on growing demand in the Asia Pacific region.


Margin Opportunity
(per tonne)
Grain
$26
Feed
$45
Food
$100

Note: Graph provided for illustrative purposes only. Readers should refer to the Company's Management's Discussion and Analysis for actual results.

Right Assets

VALUABLE FOOD AND FEED PROCESSING ASSETS



Viterra's food and feed processing operations are another growing component of our strategically integrated asset base. These businesses – which include Can-Oat Milling, Prairie Malt Limited and Unifeed – represent important markets for the grains and oilseeds that pass through our country elevator network and allow us to significantly diversify and enhance Viterra's earnings. In fact, margins generated by our food processing operations range up to $100 per tonne – almost four times higher than margins in our core grain handling operations.

A RECORD SETTING PERFORMANCE



On Friday, October 24, 2008, staff at our Vancouver Cascadia Terminal in Vancouver unloaded 323 railcars of grain in a 24-hour period, shattering the previous 15 year port record of 304 railcars. Improved flexibility in our operating systems was the key. Of the 323 cars unloaded, 122 cars contained canola, 112 contained red winter wheat, 35 contained red spring wheat and 54 cars contained durum, confirming that our initiative to enhance Cascadia's multi-commodity capability is firmly on track. The achievement reflects Viterra's commitment to driving excellence in Canada's transportation supply chain in co-operation with industry partners. Realizing the potential of Vancouver's largest and most efficient grain terminal frees up more capacity for the system as a whole, which is critical during the intense post-harvest export period. It also reduces costs for farmers, end-users, railways and Viterra.

DRIVING SUPPLY CHAIN EXCELLENCE

In 2008, Viterra allocated $3.7 million to increase loading capacity at our high throughput elevators in Grenfell, Saskatchewan and Grassy Lake, Alberta to 112 railcars. This year, we are building a $24 million, 30,000 tonne high throughput grain terminal in the Peace River, Alberta region to capture a greater share of the market. These investments reflect our commitment to driving excellence in Canada's transportation supply chain by reducing cycle times and freeing up more railcar capacity for the system as a whole.

LEADERSHIP IN SEED RESEARCH AND DEVELOPMENT

Part of a comprehensive seed line that includes 14 canola varieties and 17 cereal varieties exclusive to Viterra, XCEED™, an innovative canola variety, was launched in the past year. The first herbicide-tolerant juncea canola designed to thrive in non-traditional growing areas, XCEED's remarkable resistance to heat, drought and disease makes it the ideal canola-quality oil crop for hundreds of potential producers in the drier regions of Western Canada. Proprietary seed development gives Viterra the opportunity to sell a broad range of related products and services while meeting customer demand for increasingly trait-specific commodities.

AN EXPANDING FINANCIAL NETWORK

In January 2008, Viterra Financial entered into a rolling five-year agreement with a Canadian Schedule I chartered bank to provide credit for qualifying agricultural producers to purchase crop inputs. By spring of 2009, we expect to extend up to $1.4 billion in credit to over 21,500 customers, driving demand for our products, programs and services and strengthening valuable relationships in the process.

HIGHER MARGINS, BETTER FOOD



Located in the heart of the Prairies' prime oat-growing region, Can-Oat Milling is the largest industrial oat miller in the world. Demand from North American cereal and breakfast bar manufacturers remains robust thanks to growing consumer preferences for nutritious, heart-smart products.

RIGHT TIME


VITERRA

Our strategy for growth draws upon unprecedented scale, experience and financial strength to embrace new opportunities.

Average Annual GDP Growth 2007-2017
(percent change)

China	8.45
India	7.92
Middle East	4.56
Latin America	4.44

Source: FAPRI 2008 Agricultural Outlook

Key Financial Ratios
As at October 31, 2008

Total Debt-to-Capital	22.2%
Long-Term Debt-to-Capital	21.6%
EBITDA to Cash Interest	8.9x*

*Cash interest excludes cash interest income

We are ready for the challenge. Viterra is the largest and most efficient competitor in an industry poised for further consolidation. With strong cash flow and low debt, we are also well positioned to act on opportunities that present themselves in the current economic environment.

Our balance sheet is one of the best in the agricultural industry, with an EBITDA to cash interest coverage ratio of 8.9 and a total debt-to-capital ratio of 22.2%. What's more, we have the flexibility to support future growth initiatives with strong cash flows from operations and over $500 million that was raised in May 2008, through an equity and a debt issue, well before the current credit crunch.

For those with the financial resources, it's a good time to be kicking tires. The capital markets meltdown has triggered a widespread shakeout in most industries. Ours will fare better than most thanks to the fundamental necessity of our products and services. However, we expect that several potential acquisitions that satisfy Viterra's strategic objectives and strict investment criteria will present themselves in the year ahead.

Two of the key goals in our strategic plan are the marketing of agricultural commodities on an expanded geographic scale and the selective acquisition of complementary, value-added businesses. In order to reliably meet the growing demand of destination customers in more than 50 countries, we are evaluating opportunities to increase origination in the world's other major grain-exporting regions: the U.S., Europe and Australia. Industry dynamics in each of these jurisdictions point to continued growth and consolidation. Each also provides a welcome environment to leverage the core skills we have honed in the integration and optimization of diverse physical assets and human resources over the past year.

Despite our size, there is also plenty of room for growth here at home. There are more than 900 agricultural retailing outlets in Western Canada and one-third of these are independent operations. Viterra has the scale and resources required to drive consolidation in this segment, and we will continue to capitalize on attractive opportunities for growth.

We will also pursue selective acquisitions that complement our existing food and feed processing operations and leverage the strengths of our grain handling network. Viterra's value-added processing businesses generate substantially higher margins than those of our core grain handling operations. They also play an important role in diversifying revenues and reducing overall earnings volatility.

As always, our strategy will remain tempered by our experience with the challenges in the Canadian grain industry over the past few years. The creation of Viterra facilitated much needed consolidation in the industry as evidenced by the more than $110 million in synergies we have achieved since the landmark combination of Saskatchewan Wheat Pool and Agricore United in May 2007. During this process, we have gained valuable expertise at building transition teams, smoothly integrating operations and creating enduring gains in efficiency.

These core capabilities will come in handy as Viterra continues to grow. We will remain focused on stability of earnings and return on investment. We will manage costs and risks aggressively to maximize value. And we will remain ready to take advantage of accretive acquisitions that improve our competitive position.

GROWING OPPORTUNITY IN VALUE-ADDED FEEDS

Viterra owns one of the most modern and efficient feed manufacturing networks in North America, with 550 employees and 12 feed plants. Operating under the Unifeed banner in Canada and Hi-Pro in the U.S., this business emphasizes the sale of industry-leading nutritional expertise through professionally developed formulations. Our aim is to provide the farmer with the best value in terms of weight gain to cost of ingredients, rather than the lowest price.



During the past year, we acquired three additional feed plants to keep pace with the growing demand and improve our competitive position in the dairy markets in the Texas Panhandle and surrounding areas of New Mexico and Oklahoma. The dairy market tripled in size in the past decade as the construction of cheese, fractioning and fluid milk plants coincided with the movement and expansion of herds into this low capital, low operating cost region. This livestock industry migration is expected to continue into the long-term as dairy, beef and other livestock operators are forced from densely populated areas to these less populated areas, which have lower-cost land and ideal climates.



Our values of responsible care can be seen in our relationships with our employees and their families, our customers and the communities where we work and live.



At Viterra, we recognize that enduring success depends not just on financial performance but on the positive impact of our Company on society at large. Viterra's Board of Directors and Corporate Management Team are committed to the highest possible standards of social, environmental and economic performance across all aspects of our organization.

Our core corporate values of Integrity, Trust, Respect and High Performance can be seen in our relationships with our employees and their families, our customers and the communities where we work and live, and our partnerships within the industry. But there is more we can do to formalize our approach and report on our progress.

During fiscal 2008, our primary focus was on integration, bringing two former Canadian agriculture leaders together and marrying the best of their approaches to responsible business. Both organizations had histories of robust operating practices, strong employee relations, and significant commitments to their communities. We recognized with the creation of Viterra that not only were we integrating operational practices and people, we were integrating cultures and expectations from a diverse set of stakeholders. We required a common approach that further defined Viterra and our role within society at large.

We have embarked on an all-inclusive stakeholder engagement process in order to meet our goal of developing a common sense of purpose that spans the entire organization. Over the next year, we will be developing a more comprehensive framework to continue to guide our social and environmental initiatives and focus on measuring and benchmarking our performance. Viterra's stakeholders can expect to receive much more robust reporting on the policies and initiatives that relate to corporate responsibility as we move ahead.

The following sections highlight some of the initiatives, programs and achievements that were undertaken in fiscal 2008.

CONDUCTING SAFE AND RESPONSIBLE OPERATIONS

We recognize that Viterra has been given an implicit licence to operate within our communities – one that depends on an unwavering commitment to prevent environmental and health impacts and promotes safety, resource conservation and environmental stewardship.

In accordance with an environmental policy adopted by the Board of Directors, all properties have environmental site assessments conducted upon acquisition and divestiture; periodic audits are completed for all facilities and a quarterly report is prepared for the Risk Management Committee. As well, all crop protection chemical warehouses must comply with Agri-Chemical Warehouse Standards Association protocol, which requires recertification on a biannual basis. The Company also monitors significant environmental matters of its affiliated companies.

Viterra is dedicated to the highest standards of performance through a comprehensive Environment, Health & Safety (EH&S) management system. We currently monitor seven core requirements and report progress on a monthly basis to ensure full participation in EH&S activities by all employees. Viterra has recently fully integrated EH&S performance with the employee performance management system. This has improved reporting processes further by making it possible to measure our performance with real-time transparency across all of our operations. Equally important, we have worked hard to ensure that this rigorous reporting process is supported by a clear understanding of specific individual responsibilities. To advance these objectives, all supervisory levels within our operations have undergone formal training on the nature and requirements of the EH&S system, including their specific obligations.

Through its Environment, Health and Safety Policy, the Company has established processes to identify and manage these risks should they arise. An example of this is the Incident Management Program that includes an emergency communication system as well as a fully trained and equipped emergency response team to mitigate environmental impacts should something occur. In 2009, Viterra will implement advanced EH&S verification measures to further validate our environment, health and safety compliance in accordance with our operating and strategic plans.

Right Approach

PLACING SAFETY FIRST

Viterra is committed to the highest standards of safety in the transportation and handling of commodities throughout our operations. In fact, Viterra leads the industry in best practices in its management of fertilizers and other agricultural chemicals. We have developed an industry-leading program for the safe use of anhydrous ammonia (NH_3) and other agriculture chemicals. In 2008, Viterra provided NH_3 safe handling and transportation training to over 600 employees and 6,500 farm customers. Viterra is also actively working with the Canadian Fertilizer Institute (CFI) to advance these standards with the new NH_3 Code of Practices to come into effect on December 31, 2010.



Community safety is a top priority at Viterra, as evidenced by the 16 emergency response teams we have deployed across Western Canada. More than 80 specially trained Viterra employees are ready to respond to railcar, highway and field incidents involving NH_3 and chemical spills. Recognized as a leader in this regard, Viterra is often called upon by competitors, suppliers and other bodies to assist in these efforts. Viterra holds 170 annual training and communication seminars for fire, police, and ambulance services in communities where NH_3 storage sites exist.



N-VIROMOTION

The new N-ViroMotive™ locomotive has reduced greenhouse gas emissions and traffic delays at Viterra's Pacific Terminal in Vancouver.

PARTNERING WITH OUR COMMUNITIES

Giving back to the communities in which we operate is another critical element of Viterra's success. We directed more than $1 million toward philanthropic efforts in 2008 and participated in dozens of charitable and community initiatives. We were also proud to play an active role in encouraging the volunteer efforts of employees in the communities that host our operations. During the past year, our corporate sponsorship program continued to target initiatives that promote healthy lifestyles, wellness programming and environmental and safety initiatives in the communities in which we operate.


Drive Away Hunger
Drive Away Hunger

Viterra's Regina, Saskatchewan employees put their giving spirit to work, contributing 9,825 lbs of food and securing top spot in Farm Credit Canada's (FCC) Drive Away Hunger Corporate Challenge. All of the food donated was directed to the Regina Food Bank.



When flooding hit Iowa in the spring of 2008, Viterra quickly joined aid efforts and contributed $30,000 towards flood cleanup in the city of Cedar Rapids and surrounding areas, where Viterra has a number of key business partnerships.

Right Approach

PROTECTING VITAL RESOURCES

The health and prosperity of human civilization has long depended on the responsible management of the soil that feeds us. Yet all over the world, this precious resource is being threatened by practices such as deforestation, overgrazing and poor cultivation methods. The consequences of poor soil quality are wide-ranging and include negative impacts on agricultural productivity, water quality and ecosystem health.

The Prairie soils that sustain us – more than 10,000 years in the making – are among the most fertile in the world. But once soil quality is lost, it takes hundreds of years to rebuild. That's why Viterra takes a vital interest in soil conservation.

Promoting land stewardship is an important part of Viterra's environmental responsibility. Through our ongoing partnership with Ducks Unlimited, Viterra is helping producers realize the benefits of direct seeding of winter wheat, while supporting an important conservation program.



Our ongoing partnership with Ducks Unlimited to promote the direct seeding of winter wheat exemplifies our belief that what's good for the land is also good for business. Direct seeding is a system whereby seeding and fertilizer applications are achieved in a single step with minimal soil disturbance. We encourage farmers to include winter wheat in their crop rotation because it offers many benefits, including increased soil moisture conservation, reduced soil erosion, reduced spring workload and yields that are 15 to 40% higher than those for wheat planted in the spring. And we provide the specialized agronomic support that's needed to ensure a successful crop, year after year.

We also like what winter wheat does for the environment – from the soil quality of farmers' fields to the health of our natural wetlands and wildlife habitats. Because direct seeding is less disruptive to the soil than traditional cultivation methods, it greatly reduces the amount of soil carbon that would otherwise be lost to the atmosphere. At the same time, a growing winter crop helps keep nitrogen and other nutrients out of surface water while reducing soil erosion.

Through our new Carbon Credit program in Alberta, Viterra purchases and aggregates carbon offset credits from Alberta farmers, based on the Alberta government's protocols for tillage system management. Credits are generated through no-till or reduced till farming practices, which reduce greenhouse gas emissions. How much difference can tillage practices make? According to the protocol, if a customer with a 1,000 acre farm in the Parkland soil zone changes from full tillage to no tillage, an amount equivalent to 164 metric tonnes of carbon dioxide remains in the soil, an important contribution to the reduction of greenhouse gas emissions.

In November, Viterra signed a ten-year agreement to supply carbon offset credits to ENMAX Energy Corporation, Alberta's leading competitive electricity retailer and a company that shares Viterra's commitment to sustainability practices that protect the environment.



EMPOWERING EMPLOYEES AND REWARDING RESULTS

We believe that all of our employees should have the opportunity to grow with the Company and share in its profitability. That's why Viterra takes an active role in helping employees identify opportunities to enhance their performance, career prospects and value to the Company. A comprehensive range of training programs is offered, from job-specific courses in areas such as sales, marketing, agronomics and food safety to professional development in management and leadership. We also implemented a comprehensive succession planning model in 2008 that will ensure that we are developing the necessary bench strength to guide this organization forward for many years.

A fair and equitable compensation system across our organization is equally important. When we began integrating our two predecessor companies, we recognized that employees were working under a variety of terms and conditions of employment. It was a situation inconsistent with Viterra's commitment to fairness and one that required a sensible, transparent solution.

In response, we have been implementing a common labour platform for employees, which includes:

- Common terms and conditions of employment;
- A new pay for performance compensation system and performance measurement process, promoting responsibility, accountability and innovative thinking;
- An incentive program tied to individual performance and the Company's results; and
- A comprehensive benefits and pension plan.

To better support initiative and teamwork and promote a stronger sense of ownership in the Company's success, Viterra also introduced an employee share purchase plan in 2008. Under the terms of the plan, employees may invest up to 10% of their regular earnings into Viterra common shares through payroll deduction and receive a 50% matching contribution.

Right Leadership
Viterra's Board of Directors



Thomas Birks
CHAIRMAN
Nominating/ Corporate Governance

CORPORATE GOVERNANCE COMMITMENT

By bringing together the assets of Canada's two largest agri-businesses, we have greater market share and an increased responsibility for leadership within our Company, our industry and our communities. Viterra has embraced the mantle of leadership in our operating philosophies, policies and practices. In addition to pursuing growth and financial returns for our investors, we will be a concerned employer, a responsible environmental steward and an active corporate citizen.

The Board of Directors explicitly acknowledges its oversight role and responsibility as stewards of the organization. We are committed to enhancing and preserving long-term value for shareholders and are actively working with management to establish Viterra as one of Canada's top corporations and a leader in agri-business.



Ryan Anderson
DIRECTOR
Audit; Compensation



Terry Baker
PAST CHAIRMAN
Audit



Vic Bruce
DIRECTOR
Compensation; Nominating/ Corporate Governance



Thomas S. Chambers
DIRECTOR
Audit (Chair); Compensation



Bonnie DuPont
DIRECTOR
Compensation; Nominating/ Corporate Governance



T.J. (Tim) Hearn
DIRECTOR
Audit



Dallas Howe
DIRECTOR
Compensation (Chair); Nominating/ Corporate Governance



Doug Kitchen
DIRECTOR
Audit



Harold P. Milavsky
DIRECTOR
Nominating/ Corporate Governance (Chair)



Herb Pinder, Jr.
DIRECTOR
Nominating/ Corporate Governance



Larry Ruud
DIRECTOR
Audit



Mayo Schmidt
PRESIDENT AND CHIEF EXECUTIVE OFFICER

Right Leadership

Corporate Management Team



Mayo Schmidt

PRESIDENT AND CHIEF EXECUTIVE OFFICER

Since joining Viterra in 2000, Mr. Schmidt has established a strong foundation for the Company's growth. With a strategic and disciplined approach, Mr. Schmidt and his Management Team have positioned Viterra as a leader in shaping the future of agriculture, and continue to expand Viterra's reach and influence in North America and abroad.

Mr. Schmidt's vision has transformed the Company. He led the initiative that resulted in the acquisition of Agricore United in May 2007 and prior to that, spearheaded a historic plan in 2005 to transform the former Saskatchewan Wheat Pool from a co-operative to a Canadian Business Corporation, creating a single class of common voting shares, strengthening the governance structure and positioning the Pool to raise equity to retire term debt.

Before joining Viterra, Mr. Schmidt led the reorganization of ConAgra Global Specialty Crops businesses and ConAgra's expansion into Canada. Prior to that, he held a number of key management positions of increasing responsibility at General Mills Inc. throughout the United States.

Francis Malecha

CHIEF OPERATING OFFICER

Mr. Malecha oversees Viterra's operations and led the integration of Agricore United. He joined Viterra in 2000 as Vice-President of Grain Merchandising and Transportation and was responsible for the direction, co-ordination and management of commodity marketing activities. From 2003 to 2007, he acted as Viterra's Senior Vice-President of the Grain Group, responsible for the Company's core business of grain handling and commodity marketing, as well as the areas of transportation and logistics, country elevator operations, and port terminal operations.

Mr. Malecha's career has garnered him a depth of experience in the North American grain industry. Prior to joining Viterra, Mr. Malecha worked at General Mills where he managed a portfolio of grain handling and merchandising operations throughout the Western United States.

Rex McLennan

CHIEF FINANCIAL OFFICER

Mr. McLennan is responsible for leading all of Viterra's financial functions and for developing and implementing financial and risk management strategies that enable Viterra to achieve its strategic goals. His appointment in February 2008 brings an impressive track record of success through more than 25 years of experience in large multinational resource based companies, most recently as Executive Vice-President and CFO of Placer Dome Inc. prior to its acquisition by Barrick Gold in late 2005.

Karl Gerrand

SENIOR VICE-PRESIDENT,
CAN-OAT MILLING

Mr. Gerrand provides leadership to Viterra's growing Food Processing division, including overall responsibility for its Can-Oat Milling operations in Portage la Prairie, Manitoba, Martensville, Saskatchewan, and Barrhead, Alberta. Mr. Gerrand is a founder of Can-Oat, and was instrumental in shaping the company in its formative stages. He became President of Can-Oat Milling in March 2000. Today, Can-Oat Milling is one of North America's most respected oat millers and the largest industrial supplier of oat products in the world.

Don Chapman

SENIOR VICE-PRESIDENT,
INTERNATIONAL GRAIN

Mr. Chapman leads Viterra's International Grain Group team and is responsible for developing and implementing its global growth platform. He joined the executive team in October 2007 and has an extensive background in risk management, trade and market development of grains and oilseeds. Mr. Chapman previously worked with the senior management group of Toepfer International in Winnipeg, Germany and Singapore.

Robert Miller

SENIOR VICE-PRESIDENT,
GRAIN, NORTH AMERICA

Mr. Miller is responsible for Viterra's North American Grain Group, which includes management of Viterra's grain assets pipeline, grain merchandising, transportation and logistics, country elevator operations, and port terminal operations. His diverse background and over 30 years of agri-business experience across Canada and the United States, with companies ranging from small private businesses to global companies such as General Mills and Busch Ag Resources, make him an ideal leader for Viterra's North American grain operations.

Doug Wonnacott

SENIOR VICE-PRESIDENT,
AGRI-PRODUCTS

Mr. Wonnacott is responsible for leading the Agri-products Group, which provides seed, crop protection products, fertilizer and equipment through a comprehensive retail network to western Canadian growers. Mr. Wonnacott came to Viterra in December 2007 and brings an extensive background in strategic planning and supply chain management as a senior executive in the agri-products and chemical manufacturing industries. Previously he held executive roles with Agriliance, a crop input distributor and ICI, a chemical manufacturer.

By choosing 25% post-consumer recycled fibre instead of virgin paper for this report, the following savings to our natural resources were realized:

ENVIRONMENTAL SAVINGS	Equivalent to:
Wood Saved (Tons)	
4	8,484 hockey sticks
Energy Not Consumed (Million BTUs)	
22	2,387 hours of clothes dryer use
Net Greenhouse Gases Prevented (Lbs.)	
2,500	6,261 kilometres not driven
Wastewater (Water Saved – Gallons)	
11,545	319 bathtubs of water
Solid Waste (Landfill Reduced – Lbs.)	
1,910	39 garbage cans

Data research provided by Environmental Defense Fund Paper Calculator (www.papercalculator.org)

NOTICE OF ANNUAL MEETING OF HOLDERS OF COMMON SHARES

OF VITERRA INC.

TO BE HELD ON MARCH 11, 2009

and

MANAGEMENT INFORMATION CIRCULAR

VITERRA™

DATED JANUARY 28, 2009

TABLE OF CONTENTS

VITERRA INC.

NOTICE OF ANNUAL MEETING OF THE HOLDERS OF COMMON SHARES

TO BE HELD ON MARCH 11, 2009

NOTICE IS HEREBY GIVEN that an annual meeting (the "**Meeting**") of the holders of the common shares (the "**Common Shares**") of Viterra Inc. (the "**Company**") will be held at The Hotel Saskatchewan Radisson Plaza, 2125 Victoria Avenue, Regina, Saskatchewan on March 11, 2009 at 2:00 p.m. (Regina time) for the following purposes:

1. to receive the Annual Report and the Consolidated Financial Statements of the Company for the year ended October 31, 2008, together with the report of the auditors thereon;
2. to elect directors;
3. to appoint auditors; and
4. to consider such other business as may properly come before the Meeting.

The Board of Directors of the Company has fixed **January 30, 2009** as the record date to determine which Shareholders are entitled to receive notice of and to vote at the Meeting. The accompanying Management Information Circular provides additional information relating to the matters to be dealt with at the Meeting and forms part of this Notice.

Please exercise your right to vote by ensuring that a proxy, in the enclosed form, is submitted for that purpose on your behalf. If your Common Shares are not held in your name and you wish to attend the Meeting in person, please refer to the information in the accompanying Management Information Circular under the title "Non-Registered Shareholders". Unless otherwise extended by the Company, proxies must be received by the Company's agent, Computershare Investor Services Inc., by no later than 4:00 p.m. (Toronto time) on March 9, 2009 or, if the Meeting is adjourned, 4:00 p.m. (Toronto time) on the day prior to any adjourned meeting (excluding Saturdays, Sundays, and holidays). The address to which proxies should be submitted is Computershare Investor Services Inc., 100 University Avenue, 9th floor, Toronto, Ontario, M5J 2Y1.

DATED at Regina, Saskatchewan, this 1st day of February 2009.

By Order of the Board of Directors

(signed) Raymond J. Dean
Vice-President & General
Counsel/Corporate Secretary

VOTING RIGHTS AND SOLICITATION OF PROXIES

Record Date for Meeting

Only holders (the **"Shareholders"**) of common shares (the **"Common Shares"**) of Viterra Inc. (the **"Company" or "Viterra"**) of record on **January 30, 2009** (the **"Record Date"**) are entitled to vote at the annual meeting to be held March 11, 2009 (the **"Meeting"**), or any adjournment or adjournments thereof unless, after the Record Date, a holder of record transfers Common Shares, and the transferee upon producing a properly endorsed certificate or certificates evidencing such Common Shares or otherwise establishing ownership of such Common Shares requests, not later than 10 days before the Meeting, that the transferee's name be included in the applicable list of Shareholders entitled to vote, in which case such transferee shall be entitled to vote such shares at the Meeting.

Persons Making the Solicitation

This solicitation is made on behalf of the management of the Company. The costs incurred in the preparation and mailing of the accompanying Form of Proxy (the **"Form of Proxy"**), Notice of Annual Meeting (the **"Notice of Meeting"**) and this Management Information Circular (the **"Circular"**) will be borne by the Company.

Appointment and Revocation of Proxies

A SHAREHOLDER SUBMITTING A PROXY HAS THE RIGHT TO APPOINT A PERSON TO REPRESENT SUCH SHAREHOLDER AT THE MEETING OTHER THAN THE PERSON OR PERSONS DESIGNATED IN THE FORM OF PROXY FURNISHED BY THE COMPANY. TO EXERCISE THIS RIGHT, THE SHAREHOLDER SHOULD INSERT THE NAME OF THE DESIRED REPRESENTATIVE IN THE BLANK SPACE PROVIDED IN THE APPLICABLE FORM OF PROXY AND STRIKE OUT THE OTHER NAMES, OR SUBMIT ANOTHER APPROPRIATE PROXY.

In order to be effective, each proxy must be completed as outlined therein and delivered to the attention of Computershare Investor Services Inc., 100 University Ave., 9th floor, Toronto, Ontario, M5J 2Y1 by 4:00 p.m., EST, on March 9, 2009.

The registered Shareholders electing to submit a proxy by mail must complete, date and sign the Form of Proxy. It must be returned to Computershare Investor Services Inc. in the postage pre-paid return envelope provided. The registered Shareholders electing to submit a proxy by telephone or Internet should follow the instructions set forth on the proxy.

A Shareholder who has submitted a proxy may revoke it by an instrument in writing executed by the Shareholder or his or her attorney authorized in writing, or, if the Shareholder is a corporation, executed by a duly authorized director, officer or attorney thereof and deposited with Computershare Investor Services Inc. at the address described above, or the Company, Attention: Corporate Secretary, at any time prior to 4:00 p.m., EST, on March 9, 2009.

Exercise of Discretion by Proxy holders

All Common Shares represented at the Meeting by properly executed proxies will be voted and, where a choice with respect to any matter to be acted upon has been specified in the instrument of proxy, the Common Shares represented by the proxy will be voted in accordance with such specification. **IN THE ABSENCE OF SUCH SPECIFICATION, THE COMMON SHARES REPRESENTED BY THE PROXY WILL BE VOTED IN FAVOUR OF THE RESOLUTIONS SET FORTH HEREIN.** The enclosed Form of Proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting.

At the time of printing this Circular, management of the Company knows of no such amendment, variation or other matter.

Non-Registered Shareholders

The information set forth in this section is of importance to Shareholders who do not hold their Common Shares in their own name. Shareholders who do not hold their Common Shares in their own name should note that only proxies deposited by Shareholders whose names appear on the records of the Company as the registered holders of the Common Shares can be recognized and acted upon at the Meeting.

Only registered holders of the Common Shares, or the persons they appoint as their proxies, are permitted to vote at the Meeting. Non-Registered Shareholders (defined below) holding Common Shares are permitted solely to attend but not to vote at the Meeting, unless appointed as a proxy holder.

In many cases, Common Shares beneficially owned by a holder (a **"Non-Registered Shareholder"**) are registered in the name of an intermediary (an **"Intermediary"/"Intermediaries"**) that the Non-Registered Shareholder deals with in respect of the Common Shares, such as, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans.

In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Circular and the Form of Proxy (collectively, the **"meeting materials"**) to the clearing agencies and Intermediaries for onward distribution to Non-Registered Shareholders.

The Company has retained Computershare Investor Services Inc. (**"Computershare"**) and Broadridge Financial Solutions, Inc. (**"Broadridge"**) to forward the meeting materials to Non-Registered Shareholders who have not waived the right to receive meeting materials. Computershare or Broadridge will provide such Non-Registered Shareholder with a voting instruction form, which must be completed and signed by the Non-Registered Shareholder in accordance with the directions on the voting instruction form (which the Company understands will permit the completion of the voting instruction form by telephone, facsimile, Internet vote, email or regular mail).

The purpose of these procedures is to permit Non-Registered Shareholders to direct the voting of the Common Shares they beneficially own. Please note that Non-Registered Shareholders beneficially owning Common Shares are permitted to attend the Meeting. **Should a Non-Registered Shareholder wish to attend and vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Shareholder), the Non-Registered Shareholder should advise Computershare or Broadridge, as applicable, in accordance with the instructions set out on the voting instruction form.**

Non-Registered Shareholders should carefully follow the instructions of their Intermediaries, Computershare or Broadridge, including any instructions as to the time within which Non-Registered Shareholders will be required to return voting instruction forms to the Intermediaries, Computershare or Broadridge, as applicable.

A Non-Registered Shareholder may revoke a voting instruction form or a waiver of the right to receive meeting materials and to vote given to an Intermediary, Computershare or Broadridge, as applicable, at any time by written notice to the Intermediary, except that an Intermediary is not required to act on a revocation of a voting instruction form or of a waiver of the right to receive meeting materials and to vote that is not received by the Intermediary at least seven days prior to the Meeting.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

As of January 15, 2009, there were 237,049,213 Common Shares outstanding, each share carrying the right to one vote. The Directors have fixed the close of business on January 30, 2009 as the Record Date for the Meeting. Only Shareholders who are on record at the close of business on that date are entitled to receive notice and to attend and to vote at the Meeting.

The Company has been advised by MHR Fund Management LLC (**"MHR"**) that it has dispositional and voting authority over securities held by various funds and accounts over which MHR has investment advisory authority (collectively, the **"MHR Accounts"**). As at January 15, 2009, the MHR Accounts managed by MHR held 30,190,200 Common Shares of the Company, representing approximately 12.74% of the issued and outstanding Common Shares.

ELECTION OF DIRECTORS

A simple majority of votes cast, by person or proxy, will constitute approval of matters voted on at the Meeting, except as otherwise specified.

A quorum for the Meeting shall be a person or persons present and holding or representing by proxy not less than 5% of the total number of issued and outstanding shares having voting rights at the Meeting. No business shall be transacted at the Meeting unless the requisite quorum is present at the commencement of such Meeting, provided that, if a quorum is present at the commencement of the Meeting, a quorum shall be deemed to be present during the remainder of the Meeting.

Financial Statements

The Consolidated Financial Statements for the year ended October 31, 2008 are available on SEDAR and on the Company's website at www.viterra.ca.

Election of Directors

The number of Directors to be elected at the meeting is 10. The Articles of the Company provide that the Board of Directors (the **"Board"**) shall consist of a minimum of five Directors and a maximum of 15, with the actual number to be determined from time to time by the Board. The Board has determined that following the Meeting there will be 10 Directors.

The table below contains the names of the nominees for election as Directors and, unless authority is withheld, the persons named in the accompanying Form of Proxy intend to vote for these nominees. Biographies of each nominee can be found in Appendix D. Management does not contemplate that any of these nominees will be unable to serve as a Director but, should that occur for any reason, the persons named in the accompanying Form of Proxy reserve the right to vote for another nominee in their discretion, unless the Shareholder has directed that the shares be withheld from voting in the election of Directors. Each Director elected will, subject to the bylaws of the Company, hold office until the close of the next annual meeting of Shareholders of the Company or until his or her successor is elected or appointed in accordance with the bylaws. The information indicated in the table below is as of January 15, 2009.

On November 5, 2008, the Board of Directors resolved that for all future elections of directors, the following policy will be adhered to with respect to any Director who receives a greater number of shares withheld from his or her election than votes in favour of his or her election:

> "Directors stand for election each year at the annual meeting of shareholders. Any nominee for director who receives a greater number of shares withheld from his or her election than votes in favour of his or her election, of the shares represented in person or by proxy at the meeting and voted on the election of directors, will promptly tender his or her resignation to the Chairman of the Board, following the annual meeting of shareholders. Within 90 days of the vote, the members of the Board, on the recommendation of the Nominating/Corporate Governance Committee (the "Committee"), will decide whether to (i) accept the resignation; (ii) ask the director to continue on the Board but address what the Committee believes to be the underlying cause of the withheld votes; or (iii) reject the resignation. The decision of the Board including, if it deems advisable, the reasons for its decision, will be promptly disclosed in a press release. This policy will not apply in the case of a contested election of directors, in which case the directors will be elected by a plurality of votes of the shares represented in person or by proxy at the meeting and voted on the election of directors."

As disclosed previously during the Company's 2005 recapitalization, farmer participation on the Board is solicited through the Western Farm Leadership Co-operative Ltd. ("WFLC"), a self-governing organization funded by the Company. This organization, whose membership includes customers of the Company, provides a slate of four candidates to the Company's Nominating/Corporate Governance Committee for consideration to form part of the slate of candidates to be voted on by Shareholders. WFLC provided a slate of four candidates to the Company's Nominating/Corporate Governance Committee, including Messrs. Bruce and Ruud, both of whom are currently

Directors and have been proposed for reappointment. The Nominating/Corporate Governance Committee has accepted the recommendation of these two nominees.

Name and Municipality	Positions and Offices Held with the Company	Term of Office	Principal Occupation Last Five Years	Age	Common Shares Held	Deferred Share Units ("DSUs")
Thomas Birks, Montreal, QC	Chairman (1) Director	2008-2009 2005-2009	[1]President, Birinco Inc.	62	45,004	33,036
Vic Bruce, Tuxford, SK	Director (1)(3)	2002-2009	[2]President, Sunrise Farms	60	1,402	15,735
Thomas Chambers, Vancouver, BC	Director (2)(3)	2006-2009	[3]President, Senior Partner Services Ltd.	64	10,000	31,906
Bonnie DuPont, Calgary, AB	Director (1)(3)	2008-2009	[4]Group Vice President, Corporate Resources, Enbridge	62	1,500	3,943
Tim Hearn, Calgary, AB	Director (2)	2008-2009	[5]Chairman, President & CEO of Imperial Oil Limited	64	30,000	3,230
Dallas Howe, Calgary, AB	Director (1)(3)	2005-2009	[6]CEO of DSTC Ltd. GE Healthcare Information Technologies (2002-2005)	64	121	29,044
Harold P. Milavsky, Calgary, AB	Director (1)	2003-2009	[7]Chairman, Quantico Capital Corporation	77	20,900	19,861
Herb Pinder, Jr., Saskatoon, SK	Director (1)	2003-2009	[8]President, Goal Group of Companies	62	85,633	37,266
Larry Ruud, Vermilion, AB	Director(2)	2008-2009	[9]Advisory Services Partner, Meyers Norris Penny LLP	44	--	5,981
Mayo Schmidt, Calgary, AB	Director President and Chief Executive Officer Chief Executive Officer	2005-2009 2005-2009 2000-2005	President and Chief Executive Officer of the Company	50	13,360	Note 1

[1] Birinco Inc. is an investment company.
[2] Farming operation.
[3] Senior Partner Services Ltd. provides the services of advisors and directors to a number of companies.
[4] Enbridge is an energy transportation and distribution company.
[5] Imperial Oil Limited is a producer of crude oil and refiner and marketer of petroleum products.
[6] DSTC Ltd. is a technology investment company.
[7] Quantico Capital Corporation's main business is real estate ownership, development and management.
[8] Goal Group of Companies is an investment management company.
[9] Meyers Norris Penny LLP is a chartered accounting and business advisory firm.

Note 1 - Mayo Schmidt does not participate in the Directors' DSU Program, he also owns RSUs and PSUs (see page 9).

Committees:
(1) - Nominating/Corporate Governance
(2) - Audit
(3) - Compensation

The attendance of the Directors at Board meetings, the compensation paid to Directors and the Board composition (including the independence of the Directors) are disclosed under "Corporate Governance" in this Circular.

Other public company directorships:

1. Ms. DuPont is also a director of UTS Energy.
2. Mr. Chambers is also a director of Catalyst Paper Corporation, Coopers Park Corporation and MacDonald Dettwiler and Associates.
3. Mr. Hearn is a member of the Board of Directors of the Royal Bank of Canada.
4. Mr. Howe is Chairman of the Board of Potash Corporation of Saskatchewan Inc.
5. Mr. Milavsky is a director of 12 funds in the Citadel Group of Funds; and is Chairman of Realex Properties Corp.
6. Mr. Pinder is also a director of Arc Resources Ltd. (Arc Energy Trust).

The Company initiated a disposition of its hog operations in 2004 through a court supervised process under *The Companies' Creditors Arrangement Act* (Canada). The securities of certain of the entities that owned and operated these hog operations on behalf of the Company and other Shareholders were also cease traded by the Saskatchewan Financial Services Commission. Substantially all of the assets related to these hog operations were sold under the court supervised process in May 2004. Mr. Schmidt served as an officer and/or director of these entities.

APPOINTMENT OF AUDITORS

Action is to be taken at the Meeting to appoint an auditor for the Company. **Unless such authority is withheld by a Shareholder, the persons named in the accompanying Form of Proxy intend to vote for the reappointment of the firm Deloitte & Touche LLP, the present auditors of the Company, to hold office until the next annual meeting of Shareholders.**

EXECUTIVE COMPENSATION

The following table sets forth compensation earned by the President and Chief Executive Officer ("CEO"), Chief Financial Officer ("CFO"), the other three most highly compensated officers of the Company (collectively, the "Named Executive Officers") for services provided in the fiscal year ended October 31, 2008, the 15-month fiscal period ended October 31, 2007 and the fiscal year ended July 31, 2006.

Summary Compensation Table

Name and Principal Position	Fiscal Year	Annual Compensation			Long-Term Compensation				All Other Compen-sation ($)	Total ($)
					Awards			Payouts		
		Salary ($)	Bonus[1] ($)	Other Annual Compen-sation [2] ($)	Securities Under Options Granted[3] (#)	Restricted Share Units or Performance Share Units ($) (conditional vesting) RSU[4]	PSU[5]	LTIP Payouts [6] ($)		
Mayo M. Schmidt President and Chief Executive Officer	2008	850,000	1,354,688	-	336,634	549,351	1,648,053	-	85,000[7]	4,487,092
	2007[8]	1,005,625	746,521	-	-	180,950	542,850	476,000[6]	19,000[7]	2,970,946
	2006	800,000	560,000	37,178[9]	-	365,950	1,097,850	458,666[6]	11,658[7]	3,331,302
Rex McLennan Chief Financial Officer[10]	2008	317,388	484,766	-	-	75,693	227,091	-	32,282[11]	1,137,220
Francis J. Malecha Chief Operating Officer	2008	480,000	585,000	-	141,832	155,105	465,329	-	48,000[11]	1,733,434
	2007[8]	505,315	244,501	-	-	35,658	106,967	161,186[6]	10,909[11]	1,064,536
	2006	347,514	178,042	300,000[12]	-	70,375	211,125	147,920[6]	10,364[11]	1,265,340
Robert D. Miller Senior Vice-President Grain	2008	300,000	288,750	-	-	72,702	218,119	-	29,750[11]	909,321
	2007[8]	321,276	120,786	25,000[12]	-	21,875	65,625	26,775[6]	13,398[11]	594,735
	2006	225,000	92,160	50,000[12]	-	42,225	126,675	-	13,236[11]	549,296
Andrew Muirhead Senior Vice-President Corporate Development [13]	2008	204,644	345,000	-	-	25,095	75,299	-	20,465[11]	670,503
David Carefoot Former Chief Financial Officer[14]	2008	141,667	-	-	-	-	-	-	1,188,205[15]	1,329,872
	2007[8]	183,077	-	-	-	-	-	-	1,525,482[16]	1,708,559

Notes:

(1) Bonuses are incentive cash payments under the Company's short-term incentive plan ("STIP"). They are reported as compensation for the fiscal year for which they were earned and are based on the extent to which objectives, including financial and business unit components, are met. For fiscal 2008 only, the bonus targets were increased by 25% to reflect the change in the fiscal year from July 31st to October 31st.

(2) In the fiscal year ended October 31, 2008, the 15-month fiscal period ended October 31, 2007, and the fiscal year ended July 31, 2006, other than the amounts indicated, the value of perquisites and benefits for each Named Executive Officer did not exceed the lesser of $50,000 and 10% of the total annual salary and bonus of such officer.

(3) All share options are for the purchase of Common Shares of the Company. Fran Malecha and Mayo Schmidt elected to have any synergy attainment award paid in share options issued under the amended Management Stock Option Plan ("MSOP"). The amounts in the table reflect the maximum number of shares. Fran Malecha's Option grant is for a minimum 94,554 Common Shares and a maximum of 141,832 Common Shares. Mayo Schmidt's Option grant is for a minimum of 224,422 Common Shares and a maximum of 336,634 Common Shares. These Options are subject to vesting requirements and performance criteria that parallel those for synergy attainment awards paid in cash. See "Agricore United (AU) Transaction/Synergy Attainment Award Program" on page 27.

(4) Payments under the Company's long-term incentive plan ("LTIP") in the form of Restricted Share Units ("RSUs") vest three years after the date of grant (See "Long-Term Compensation"). The plan was introduced in fiscal 2006. In each of the tables below, the number of RSUs granted is based on the closing price on the date of grant.

The following RSUs were granted to the Named Executive Officers on the grant date shown below. The RSUs in this grant vest on November 1, 2010.

Name	RSUs Granted	Closing Price at Date of Grant	Grant Date
Mayo M. Schmidt	43,773	$12.55	November 1, 2007
Rex McLennan	6,582	$11.50	February 4, 2008
Francis J. Malecha	12,359	$12.55	November 1, 2007
Robert D. Miller	5,793	$12.55	November 1, 2007
Andrew Muirhead	1,956	$12.83	January 7, 2008
David Carefoot	5,472	$12.55	November 1, 2007

The values disclosed in the RSUs column above are based on the closing price on the date of grant. The closing price at October 31, 2008 was $7.65.

The following RSUs were granted to the Named Executive Officers on November 1, 2006. The RSUs in this grant vest on November 1, 2009.

Name	RSUs Granted	Closing Price at Date of Grant
Mayo M. Schmidt	25,850	$7.00
Francis J. Malecha	5,094	$7.00
Robert D. Miller	3,125	$7.00

The values disclosed in the RSUs column above are based on the closing price on the date of grant of $7.00. The closing price at October 31, 2007 was $12.77.

The following RSUs were granted to the Named Executive Officers on November 1, 2005. The RSUs in this grant vested on November 1, 2008.

Name	RSUs Granted	Closing Price at Date of Grant
Mayo M. Schmidt	65,000	$5.63
Francis J. Malecha	12,500	$5.63
Robert D. Miller	7,500	$5.63

The values disclosed in the RSUs column above are based on the closing price on the date of grant of $5.63. The closing price at July 31, 2006 was $7.78.

(5) Payments under the Company's LTIP in the form of Performance Share Units ("PSUs") are currently based on achieving EBITDA targets against the business plan (see "Long-Term Compensation"). The plan was introduced in fiscal 2006. In each of the tables below, the number of PSUs granted is based on the closing price on the date of grant.

The following PSUs were granted to the Named Executive Officers on the grant date shown below. The PSUs in this grant vest on November 1, 2010.

Name	PSUs Granted	Closing Price at Date of Grant	Grant Date
Mayo M. Schmidt	131,319	$12.55	November 1, 2007
Rex McLennan	19,747	$11.50	February 4, 2008
Francis J. Malecha	37,078	$12.55	November 1, 2007
Robert D. Miller	17,380	$12.55	November 1, 2007
Andrew Muirhead	5,869	$12.83	January 7, 2008
David Carefoot	16,415	$12.55	November 1, 2007

The values disclosed in the PSUs column above are based on the closing price on the date of grant. The closing price at October 31, 2008 was $7.65.

The following PSUs were granted to the Named Executive Officers on November 1, 2006. All PSUs in this grant vest on November 1, 2009. With the merger of Saskatchewan Wheat Pool Inc. and Agricore United, a decision was made to base the number of PSUs on the performance of the Saskatchewan Wheat Pool Inc. for the period August 1, 2006 to July 31, 2007. Based on this, the above PSUs will be paid at 200% of the amount shown below as the financial performance achieved results in the maximum payout under the plan.

Name	PSUs Granted	Closing Price at Date of Grant
Mayo M. Schmidt	77,550	$7.00
Francis J. Malecha	15,281	$7.00
Robert D. Miller	9,375	$7.00

The values disclosed in the PSUs column above are based on the closing price on the date of grant. The closing price at October 31, 2007 was $12.77.

The following PSUs were granted to the Named Executive Officers on November 1, 2005. All PSUs in this grant vested on November 1, 2008. With the merger of Saskatchewan Wheat Pool Inc. and Agricore United, a decision was made to base the number of PSUs on the performance of the Saskatchewan Wheat Pool Inc. for the period August 1, 2006 to July 31, 2007. Based on this, the above PSUs were paid at 200% of the amount shown below as the financial performance achieved results in the maximum payout under the plan. The value of the PSUs was paid to the Named Executive Officers in shares and was made on an after tax basis.

Name	PSUs Granted	Closing Price at Date of Grant
Mayo M. Schmidt	195,000	$5.63
Francis J. Malecha	37,500	$5.63
Robert D. Miller	22,500	$5.63

The values disclosed in the PSUs column above are based on the closing price on the date of grant. The closing price at July 31, 2006 was $7.78.

(6) Payments under the Company's previous LTIP were based on achieving targets against the business plan. Payments are vested over a three-year period and paid out in cash at the end of the three years. Based on fiscal 2004 performance, the following LTIP payments were made to the Named Executive Officers in November 2006 and have been included in the summary compensation table:

Name	LTIP Payment
Mayo M. Schmidt	$458,666
Francis J. Malecha	$147,920

Based on fiscal 2005 performance and assuming full vesting, the following LTIP payments were received by the Named Executive Officers in November 2007. These were the final payments under this LTIP plan.

Name	LTIP Payment
Mayo M. Schmidt	$476,000
Francis J. Malecha	$161,186
Robert D. Miller	$ 26,775

(7) Reflects pension contributions to a personal RRSP. To the extent that the contributions exceed $20,000, the balance is paid directly to the executive in cash. For Mr. Schmidt, $65,000 was paid directly to him in fiscal 2008.

(8) Fiscal 2007 is based on 15 months with the exclusion of STIP which was based on 12 months.

(9) This payment included a tax equalization payment between Saskatchewan, Canada and California, U.S.A. of $37,178. This benefit was discontinued effective June 8, 2006.

(10) Mr. McLennan joined the Company on February 4, 2008.

(11) This payment represents contributions to the Company's defined contribution pension plan. To the extent that the contributions exceed $21,000, the balance is paid directly to the executive in cash.

Name	Contributions to the Pension Plan	Paid Directly to the Executive	Total Paid
Rex McLennan	$21,000	$11,282	$32,282
Francis J. Malecha	$21,000	$27,000	$48,000
Robert D. Miller	$21,000	$8,750	$29,750
Andrew Muirhead	$20,465	-	$20,465
David Carefoot	$7,083	$7,084	$14,167

(12) This payment reflects retention bonuses paid.
(13) Mr. Muirhead joined the Company on January 7, 2008.
(14) Mr. Carefoot served as the Chief Financial Officer from May 29, 2007 up to and including February 29, 2008.
(15) This payment includes contributions to the Company's defined contribution pension plan of $7,083 plus additional contributions under the pension plan paid to the employee of $7,084 plus a payment under a Change of Control agreement of $1,174,038.
(16) This payment represents contributions to the Agricore defined contribution pension plan of $18,308 plus payments through the RSUs and stock options triggered as a result of the acquisition of Agricore United of $1,507,174.

LTIP - Awards in Most Recently Completed Financial Year

The following table provides details on the RSUs and PSUs grants on November 1, 2007 to the Named Executive Officers.

			Estimated Future Payouts Under Non-Securities-Price-Based Plans		
Name	Securities, Units or Other Rights (#)	Performance or Other Period Until Maturation or Payout	Threshold (#)	Target (#)	Maximum (#)
Mayo M. Schmidt	175,092	November 1, 2010[1]	60,188	207,922	306,411
Rex McLennan	26,329	November 1, 2010[1]	9,050	31,266	46,076
David Carefoot[2]	21,877	November 1, 2010[1]	7,524	25,991	38,302
Francis J. Malecha	49,437	November 1, 2010[1]	16,994	58,707	86,515
Robert D. Miller	23,173	November 1, 2010[1]	7,966	27,518	40,553
Andrew Muirhead	7,825	November 1, 2010[1]	2,690	9,292	13,694

Notes:

(1) Under the LTIP program, 25% of the award is RSUs and 75% of the award is PSUs. RSUs vest three years after the date of grant. PSUs also vest three years after the date of grant, but the amount of the units that vest depends on the achievement of EBITDA targets over the three-year period. Vesting for PSUs range from 0% for performance below 80% of the target, 125% for 100% of target performance, and 200% for performance above 110% of target.

(2) As part of his severance package, David Carefoot received a payout under the LTIP with the calculation based on the Company achieving target performance. This amount is included in his severance payment shown under "All Other Compensation" in the Summary Compensation Table.

The following table sets forth the options exercisable during the year ended October 31, 2008 by the Named Executive Officers and the year-end value of unexercised in-the-money options held by such individuals at October 31, 2008.

AGGREGATED OPTION EXERCISES DURING THE MOST RECENTLY COMPLETED FISCAL YEAR AND FISCAL YEAR-END OPTION VALUES

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at Fiscal Year End (#)		Value of Unexercised In-The-Money Options at Fiscal Year End ($)	
			Exercisable	Unexercisable	Exercisable (1)	Unexercisable
Mayo M. Schmidt	-	-	36,000	336,634(2)	-	-
Rex McLennan	-	-	-	-	-	-
David Carefoot	-	-	-	-	-	-
Francis J. Malecha	-	-	3,507	141,832(2)	$1,400	-
Robert D. Miller	-	-	-	-	-	-
Andrew Muirhead	-	-	-	-	-	-

Notes:

(1) Amounts equal to the market value of the Company's shares on October 31, 2008 less the exercise price of the options.

(2) Performance Share Options issued to Fran Malecha and Mayo Schmidt in lieu of cash awards under the Agricore United (AU) Transaction/Synergy Attainment Award Program are reported at maximum levels. Fran Malecha's Option grant is for a minimum of 94,554 Common Shares and a maximum of 141,832 Common Shares. Mayo Schmidt's Option grant is for a minimum of 224,422 Common Shares and a maximum of 336,634 Common Shares. These Options are subject to vesting requirements and performance criteria that parallel those for synergy attainment awards paid in cash. (See "Agricore United (AU) Transaction/Synergy Attainment Award Program" on page 27).

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights as of October 31, 2008(1)	Weighted average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans as of October 31, 2008 (excluding securities reflected in first column) (2)
Equity Compensation plans approved by security holders	706,246	$ 18.55	9,481,229(3)
Equity Compensation plans not approved by security holders	-	-	-

Notes:

(1) This represents the number of Common Shares of the Company issuable upon the exercise of outstanding stock options.

(2) This represents the number of Common Shares of the Company available for future option grants under the Company's MSOP.

(3) No options were granted under the MSOP in fiscal 2006, 2007 or 2008 other than the options issued to Fran Malecha and Mayo Schmidt in connection with the Agricore United (AU) Transaction/Synergy Attainment Award program as detailed on page 27.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR END

	Option Awards				Stock Awards			
Name (a)	Number of Securities Underlying Unexercised Options (#) (b)	Option Exercise Price ($) (c)	Option Expiration Date (d)	Value of Unexercised In-The-Money Options or Similar Instruments (1) ($) (e)	Number of Shares or Units of Stock that have not Vested (#) (f) RSUs	PSUs	Market or Payout Value of Stock Awards that have not Vested (1)(2) ($) (g) RSUs	PSUs
Mayo M. Schmidt	18,000 18,000 336,634[3]	135.144 51.000 12.120	01/12/2010 02/21/2011 01/17/2016	- -	69,623	417,738	532,616	3,195,696
Rex McLennan[4]	-	-	-	-	6,582	39,494	50,352	302,129
David Carefoot[5]	-	-	-	-	5,472	32,830	41,861	251,150
Francis J. Malecha	1,957 375 375 800 141,832[3]	68.400 51.000 31.000 5.900 12.120	08/23/2010 08/21/2011 08/15/2012 08/14/2013 01/17/2016	- - - $1,400	17,453	104,718	133,515	801,093
Robert D. Miller	-	-	-	-	8,918	53,510	68,223	409,352
Andrew Muirhead[6]	-	-	-	-	1,956	11,738	14,963	89,796

Notes:

(1) Value based on the closing price at October 31, 2008 or $7.65 per share.

(2) The outstanding equity awards in column (f) represent outstanding awards pursuant to the LTIP for 2006, 2007 and 2008 grants. The reported number of units is based on the Company achieving the maximum payout based on performance (200% for PSUs).

(3) Subsequent to October 31, 2007, Fran Malecha and Mayo Schmidt elected to have any synergy attainment award paid in share Options issued under the amended MSOP. As a result, they were granted Options in lieu of a cash award. Fran Malecha's Option grant is for a minimum of 94,554 Common Shares and a maximum of 141,832 Common Shares. Mayo Schmidt's Option grant is for a minimum of 224,422 Common Shares and a maximum of 336,634 Common Shares. These Options are subject to vesting requirements and performance criteria that parallel those for synergy attainment awards paid in cash. (See "Agricore United (AU) Transaction/Synergy Attainment Award Program" on page 27).

(4) Mr. McLennan joined the Company on February 4, 2008.

(5) Mr. Carefoot served as the Chief Financial Officer from May 29, 2007 up to and including February 29, 2008.

(6) Mr. Muirhead joined the Company on January 7, 2008.

PENSION PLANS

Defined Contribution Plans

All Named Executive Officers, except for the President and Chief Executive Officer, participate in the Company's defined contribution plan entitled "The Pension Plan for Employees of Viterra Inc." Under the plan, the Company contributes 10% of the employee's base salary toward pension contributions, which are paid to the plan until the individual reaches the Income Tax maximum contribution rules. For 2008, this amount was $21,000. Contributions over and above the Canada Revenue Agency's maximum are paid to the employee as additional earnings through payroll. At retirement, an annuity is purchased for the value accumulated from the employer contributions plus investment earnings. Normal retirement age is 65. Benefits under this plan depend upon the contributions made by the Company as well as the investment earnings. For the President and Chief Executive Officer, the Company contributes annually an amount equal to the Canada Revenue Agency's maximum contribution to a personal RRSP account. For 2008, this amount was $20,000.

TERMINATION OF EMPLOYMENT, CHANGE IN CONTROL AND EMPLOYMENT CONTRACTS

The Company has entered into employment contracts with each of the Named Executive Officers. The employment contracts outline the terms and conditions of employment, including base salary, incentive compensation based on approved short-term and long-term incentive plans, benefits and perquisites. In addition, the employment contracts include non-compete, confidentiality and termination provisions. The Company has also entered into Change in Control Agreements with each of the Named Executive Officers.

Termination Without Cause

If the employment of the Named Executive Officers is terminated at any time, other than for cause, the Company will pay a severance payment of:

Title	Salary	Short-Term Incentive Plan (STIP)	Long-Term Incentive Plan (LTIP)	Pension, Benefits and Perquisites
President and Chief Executive Officer	- 36 months salary	- STIP pro-rated for year of termination - Additional 36 months; calculations assume STIP targets are met	- any unvested LTIP and - any retention awards	- an amount equivalent to sum of pension, benefits and perquisites for length of the payment period as defined under salary
Chief Financial Officer	- 6 months salary if terminated during 1st year of employment - 12 months salary if terminated after 1st but prior to 2nd year of employment - 18 months salary if terminated after 2nd year of employment	- 50% of STIP at target pro-rated to date of termination if terminated in the 1st year of employment - 75% of STIP award at target pro-rated to date on which termination occurs if after 1st year but prior to 2nd year of employment - 100% of STIP at target pro-rated to date of termination if after 2nd year of employment - All payments based on achievement of corporate targets	- 50% of all unvested LTIP awards will vest at target prior to 10 years of employment plus an additional 10% of unvested LTIP at target for each subsequent full year of continuous employment up to a maximum of 100% - any retention awards	- an amount equivalent to sum of pension, benefits and perquisites for the length of the payment period as defined under salary
Chief Operating Officer	- 18 months salary	- STIP pro-rated for year of termination - Additional 18	- any unvested LTIP and - any retention awards	- an amount equivalent to sum of pension, benefits and perquisites for the length of the payment period as defined under

		months; calculations assume STIP targets are met		salary
Senior Vice-President, Grain	- 12 months salary	- STIP pro-rated for year of termination - Additional 12 months; calculations assume STIP targets are met	- any unvested LTIP and - any retention awards	- an amount equivalent to sum of pension, benefits and perquisites for the length of the payment period as defined under salary
Senior Vice-President, Corporate Development	- 6 months salary if terminated during the first 2 years of employment - 12 months salary if terminated after the 2nd year of employment	- STIP pro-rated for year of termination	- 50% of all unvested LTIP awards will vest at target prior to 10 years of employment plus an additional 10% of unvested LTIP at target for each subsequent full year of continuous employment up to a maximum of 100% - any retention awards	- an amount equivalent to sum of pension, benefits and perquisites for the length of the payment period as defined under salary

Change in Control

Within 24 months of a "Change of Control" trigger, if the employment of the Named Executive Officers is terminated by the Company without cause or the Named Executive Officer leaves for "good reason", the Company will pay a severance payment equivalent to:

Title	Salary	Short-Term Incentive Plan (STIP)	Long-Term Incentive Plan (LTIP)	Pension, Benefits and Perquisites
President and Chief Executive Officer	- 36 months salary	- STIP pro-rated for year of termination and - 3 times the average of previous three year STIP awards	- any unvested LTIP and - any retention awards	- an amount equivalent to sum of pension, benefits and perquisites for 36 months
Other Named Executive Officers	- 24 months salary	- STIP pro-rated for year of termination and - 2 times the average of previous three-year STIP awards	- any unvested LTIP and - any retention awards	- an amount equivalent to sum of pension, benefits and perquisites for 24 months

The following table outlines the cost that would have resulted if the employment of the Named Executive Officers was terminated or there was a Change in Control at October 31, 2008.

Name	Termination Cost	Change in Control Cost
Mayo M. Schmidt	$9,803,238	$10,296,947
Rex McLennan	$1,040,805	$2,734,255
Francis J. Malecha	$2,788,883	$3,269,716
Robert D. Miller	$1,624,803	$2,149,331
Andrew Muirhead	$579,616	$1,751,631

REPORT ON EXECUTIVE COMPENSATION

Compensation Committee

The Compensation Committee (the **"Committee"**) is a standing committee of the Board of Directors of the Company, comprised solely of Independent Directors. The members of the Compensation Committee during the fiscal year, which ended October 31, 2008, were:

Dallas Howe (Chairman)
Vic Bruce
Bonnie DuPont
Thomas Chambers
Ryan Anderson

The Compensation Committee is responsible to assist the Board of Directors in determining employee compensation and human resource strategies for the Company. The Committee reports to the Board, as set out in its mandate, and the Board gives final approval to compensation matters. The Committee holds in-camera sessions at each Committee meeting.

As described in the Committee's Terms of Reference, the Committee has the responsibility:

1. To recommend annually a compensation policy for the Company within the context of the formal corporate strategic plan and the compensation philosophy therein.
2. To recommend to the Board, and review annually, the President and Chief Executive Officer's ("President and CEO") compensation. In addition, and related to this process, the Committee shall preside over an annual performance review of the President and CEO and the setting of specific objectives for the following year.
3. To recommend to the Board for approval all forms of compensation of the officers of the Company in conjunction with the recommendations of the President and CEO.
4. To review management recommendations for all forms of compensation for out-of-scope employees, collective bargaining mandates, and tentative agreements.
5. To establish and review annually with the Board a succession planning process, including professional development and an emergency replacement plan.
6. To preside over all compensation aspects of Company disclosure, including, but not limited to, the Executive Compensation section of this Circular.
7. To review annually the Terms of Reference of the Committee and recommend changes, if any, to the Nominating/Corporate Governance Committee and to the Board.

Key Activities in 2008

- Recommended programs for employee, executive and President and CEO compensation, including base salary, annual cash incentive and long-term incentive programs (RSUs and PSUs) and executive perquisites.
- Reviewed and recommended bargaining mandates for approval by the Board.
- Evaluated President and CEO performance on short-term and long-term corporate goals and objectives, and recommended his annual compensation, including, as appropriate, salary, bonus, incentive and equity compensation.
- Reviewed the new succession planning process that identifies, calibrates and develops a talent pool for executive positions.
- Reviewed pension plan funding for the Company's defined benefit plans.
- Reviewed executive tally sheets that provided the Committee with one-page summaries prepared for the Board, which include a three-year history of total compensation (salary, incentives, benefits/perquisites, and equity compensation), value of exercised options, share ownership status and a history of total Shareholder return.
- Reviewed progress of the Company toward the attainment of synergy objectives through the merger with Agricore United.
- Commenced a review of executive compensation to reflect the competitive market and the changes to the organization with the successful merger of Agricore United.

Independent Advisor to the Committee

The Committee engaged the services of Mercer Human Resource Consulting ("Mercers") to review and recommend an overall compensation program for executive management until May 2008. Effective June 2008, the Committee commenced using the services of Towers Perrin to provide advice on an overall compensation program for executive management. On an ongoing basis, Towers Perrin provides advice on compensation philosophy, the establishment of comparator groups, market compensation practices and levels, annual total direct compensation recommendations and short- and long-term incentive plan design. In addition to compensation consulting services, Towers Perrin provides advice to both the Nominating/Corporate Governance Committee on director compensation and the Pension Committees on investment decisions for certain defined benefit pension plans. The total fees for service provided to the Company by Mercers were $10,795.78 in fiscal 2008 and $81,466.34 for services provided by Towers Perrin. Should the Compensation Committee require additional work by Towers Perrin, the Committee reviews the mandate and approves the cost of the additional work. In addition, management engaged Korn Ferry Executive Compensation Advisors to provide advice to management on executive compensation.

Compensation Approval Process

The following chart outlines the compensation approval process. In determining base salary, short- and long-term incentives, the Compensation Committee considers a comprehensive analysis including market data for similar positions within the peer group and tally sheets. The Committee retains the services of a compensation consultant, Towers Perrin, to provide external market data and commentary on the relative position of executives. The Committee then makes recommendations on all executive payments and grants to the Board for approval.


Compensation Surveys
Management's Consultant
Management Analysis
CEO's Recommendations on Executives' Compensation
Compensation Committee
Towers Perrin (Outside Consultant)
Board Approval

The Compensation Committee, taking into consideration information received from consultants and management, are responsible for recommendations to the Board on corporate compensation.

With the merger of the two companies, executive compensation philosophy, pay components and plan metrics are currently under review. To date, the Committee has approved the compensation philosophy, comparator group and market position. The following outlines the philosophy that will be utilized to establish executive compensation for next year.

Compensation Philosophy

Executive compensation is designed to attract and retain high calibre global executives necessary to successfully execute on Viterra's growth strategy. The compensation programs will provide an attractive market-competitive pay opportunity with a significant proportion of compensation being incentive based. Programs will be designed to align the executive and Shareholder interests by incorporating clear pay for performance linkages that have been scenario tested to ensure appropriate value sharing with shareholders. The overall compensation program will reflect market practice and ensure that the overall cost of the executive pay program is affordable.

Comparator Groups and Market Position

Target total compensation will be benchmarked against Canadian and U.S. comparator groups that include companies in select agri-business, fertilizer and agricultural companies, road and rail transportation, construction and engineering, and commodities/natural resources that are of comparable size and complexity to Viterra. These companies represent the market in which Viterra competes for senior management talent. Based on these criteria, the following companies are considered Viterra's comparator group:

Agrium Inc.	Andersons Inc. (The)
Barrick Gold Corp.	Cameco Corp.
Canadian National Railway Co.	Canadian Pacific Railway Ltd.
CF Industries Holding Inc.	CSX Corp.
Enbridge Inc.	Finning International Inc.
Methanex Corp.	Monsanto Co.
Mosiac Company (The)	Nexen Inc.
Nova Chemicals Corp.	Shaw Group Inc. (The)
Potash Corp. of Sask. Inc.	Teck Cominco Ltd.
SNC-Lavalin Group Inc.	Terra Industries Inc.
TransCanada Corp.	

The Compensation Committee will regularly review the comparator group and the market data provided by the independent consultants to ensure compensation competitiveness.

In support of Viterra's compensation philosophy, the following table outlines the compensation elements that will be provided, their purpose and Viterra's market position.

Compensation Elements Provided	Purpose of each Compensation Element	Target Pay Positioning
Salary	• Attract and retain top executive talent by delivering a portion of compensation that is not "at risk".	• 50th percentile
Short-Term Incentive	• Motivate the achievement of superior annual financial and operational performance. • Recognize and reward top performers.	• 50th percentile for achieving targeted results with the ability to earn up to 75th percentile based on performance
Medium-/Long- Term Incentives	• Align executives and shareholders by providing incentives that promote sustained increases in Shareholder value. • Reward for actions that benefit the long-term performance of the Company. • Incorporate an element of retention (through multi-year vesting).	• 50th percentile for achieving targeted results with the ability to earn up to 75th percentile based on performance
Other Elements (benefits, perquisites, pension)	• Attract and retain top executive talent. • Provide retention through pension programs.	• 50th percentile where market quantification is available, otherwise consistent with most prevalent practice
Share Ownership Guideline	• Ensure executives have a meaningful investment in the Company.	• Designed to reflect market median practice, supported through equity-based programs

The Committee is continuing to finalize the plan's design and metrics.

Compensation Principles and Objectives

The Company's policies and practices for executive compensation are linked to its strategic business objectives. Within that framework, the overall philosophy is to compensate executives based on performance and at a level competitive with the Company's peers. The programs are designed to attract and retain, motivate and reward high performing executives who are critical to the success and growth of the Company. The Company accomplishes this through rewarding executives for the achievement of specific annual, long-term and strategic goals that align the interests of the executives with the Shareholders and that are intended to create Shareholder value and advance the growth and strength of the Company within its market. To accomplish these objectives, most compensation is variable and fluctuates based on individual and corporate performance.

Compensation programs include four components: base salary, short-term incentives, long-term incentives and benefits (including pension and perquisites). The total value of the compensation package is weighted toward the variable incentive components.

The following charts illustrated the relative weight of the 2008 compensation for base salary, short-term incentive and long-term incentive paid at target for our President and Chief Executive Officer and the Named Executive Officers (NEO).



President and CEO Compensation
Base salary 21%
Short Term Incentives (Target) 18%
Long Term Incentives (Target) 61%



NEO Compensation
Long Term Incentives (Target) 39%
Base salary 39%
Short Term Incentives (Target) 22%

More detail on each element and its purpose within the total executive compensation program is described in the following table and further in this Circular.

Total Compensation Summary

Compensation Element	Form	Eligibility	Performance Period	Plan Details
Base Salary	Cash	All executives and all employees	Annually – November 1st	• Base salary ranges are set at the median (50th percentile) of similar sized companies, adjusted to reflect individual performance and internal equity. • Placement within the salary range is based on performance.
Short-Term Incentive	Cash	All executives and select employees	Fiscal year	• Awards based on achievement of pre-determined goals for corporate performance/business unit and individual performance. • Award levels vary by position. • Payments targeted at the median (50th percentile) when target is met and above when exceeded.
LTIP (Three-year	Restricted and	All executives	Three years	• ¼ of award granted in RSUs and ¾

performance period)	Performance Share Units (RSUs and PSUs)	and select senior management		awarded in PSUs. • Units issued at average of the previous 20-day average share prices prior to the grant date. • Each award vests (RSUs and PSUs) and is paid out at the end of the three-year period. • The number of PSUs vest based on corporate EBITDA targets. ½ vest based on annually adjusted targets and ½ on the three-year business plan. • The value at payout is based on the number of vested units multiplied by the 20-day average share price at the end of the performance period. • Awards are paid in shares purchased in the open market. • Payments targeted at above the median (50th percentile) when target is met.
Long-Term Incentive	• Stock options • Performance Share Options	• In abeyance • Select executives	• 10 years • 8 years	• Performance share options have been issued to certain executives under the Synergy Attainment Award Program. These awards have a three-year vesting period and an eight-year option term. Vesting is dependent upon achieving synergy targets as outlined under "Agricore United (AU) Transaction/ Synergy Attainment Award Program.
Employee Share Purchase Plan	Viterra Shares	All Employees		• The Company provides a voluntary program for employees to purchase Viterra shares through payroll deduction. For each 1% the participant contributes to a maximum of 10%, the Company will match 50%. Contributions are vested immediately.
Other	Benefits	All employees		• The corporation provides a benefits program consisting of life insurance, accidental death and dismemberment, short- and long-term disability, health, dental, vision, and health spending.
	Pension	All employees		• The corporation provides a defined contribution plan for all new hires with the exclusion of Thunder Bay and Vancouver employees, who are members of a defined benefit plan.
	Perquisites	All executives		• Perquisites include lease vehicles, parking, financial planning and fitness memberships.

Base Compensation

The Company's annual salary program is based on external and individual equity. External equity is achieved by offering base salary rates of pay that correspond to median (50th percentile) rates in the Company's target labour marketplace. To determine what the prevailing market rates are for core positions in the target market, an external management consulting firm is retained to conduct an annual market analysis and, subject to Board of Director approval, the base salary structure is adjusted accordingly. The Company's external base salary policy is currently established by targeting at median (50th percentile) compensation through comparison to a group of Canadian industrial corporations with comparable revenues to the Company, compiled by the consultant to the Compensation Committee. With the change to the size of the Company, the Committee is currently reviewing the group of corporations that will be utilized to target median compensation.

Individual equity is achieved by ensuring that individual salary range placements recognize increasing levels of competency or personal growth and related performance. This is based on the principle that, as employee competencies and abilities grow, value and contribution to the organization increases. On an annual basis, individual development and performance objectives are set and subsequently assessed at fiscal year end to determine the degree to which competencies were developed and utilized, and objectives were achieved. Based on the results of the performance review process, an in-range salary adjustment may be warranted to reflect pay for performance.

Short-Term Incentives

The objective of the Company's market-competitive, short-term incentive plan is an annual program to recognize and reward the accomplishments and contributions of the Named Executive Officers, and encourage ever-increasing levels of performance and contribution. The short-term incentive plan is also designed to ensure that a portion of pay is aligned with business cycles and the variable nature of operational and financial results. The design of the program is reviewed annually by the Committee.

Executive officers' short-term variable pay is linked to the achievement of pre-determined financial and business goals. Business unit goals vary by the individual business units. They are established at the beginning of the year and provided to the President and Chief Executive Officer for review and approval. Target payouts vary among the President and Chief Executive Officer, Chief Operating Officer, Chief Financial Officer, Senior Vice-President and Vice-President levels reflecting the varying levels of accountability and authority for impacting the success and viability of the Company. For the President and Chief Executive Officer and the Chief Operating Officer, performance measures are focused on corporate results. For the other Named Executive Officers, performance measures include both corporate and business unit results.

The following chart outlines the split for the Named Executive Officers between corporate and business unit objectives:

Position	Target Incentive	Corporate Objectives	Business Unit Objectives
President and Chief Executive Officer	85%	100%	0%
Chief Financial Officer	65%	61.5%	38.5%
Chief Operating Officer	65%	100%	0%
Senior Vice-President, Grain	55%	54.5%	45.5%
Senior Vice-President, Corporate Development	40%	20%	80%

Payments range from 0% to 175% of target depending upon achievement of results. The table below outlines the payment opportunities under the plan based on the achievement of corporate and business unit objectives, with the exclusion of Mr. Muirhead, based on the achievement of corporate and business unit objectives.

80%	90%	Target	125%	150%	175%
Payout of 50% of target	Payout of 75% of target	100% of target	Payout of 120% of target	Payout of 130% of target	Payout of 150% of target

For Mr. Muirhead, the table below outlines the payment opportunities under the plan.

80%	90%	Target	125%	150%	175%
Payout of 20% of base salary	Payout of 30% of base salary	Payout of 40% of base salary	Payout of 93.33% of base salary	Payout of 146.67% of base salary	Payout of 200% of base salary

In the context of business planning and ongoing performance measurement, an assessment of performance results and the extent to which target objectives were achieved is conducted at the close of each fiscal year, with variable payouts in February of each year. Executives are provided with the opportunity to achieve compensation at the median of the relevant group of comparable compensation when objectives are met and to achieve compensation above the median if performance exceeds the pre-determined goals.

For fiscal 2008 only, targets under the STIP plan were increased to recognize the change in the fiscal year from July to October. Payments under the plan will be based on fiscal year performance.

The Board, at the recommendation of the Compensation Committee, determines the total cash available for annual cash incentives after reviewing annual financial and non-financial incentive measures. The Committee may recommend to the Board for approval, an increase or decrease in the amount of the incentive.

Long-Term Compensation

The Company currently offers two long-term incentive programs: (a) a Long-Term Incentive Plan (LTIP), and (b) stock options.

(a) To reward long-term performance, the Company offers a long-term incentive plan (LTIP), which is based upon an annual grant over three years and consists of a combination of Restricted Share Units (RSUs) and Performance Share Units (PSUs). The mix of RSUs and PSUs is 25% RSUs and 75% PSUs.

The President and Chief Executive Officer receives an annual grant of RSUs and PSUs in an amount determined by the Board, based on the recommendation of the Committee. The President and Chief Executive Officer determines the annual grant of RSUs and PSUs for other participants. Each RSU and PSU represents one Common Share that entitles the participant to a payment of one Viterra Inc. Common Share purchased on the open market at the end of each three-year period if financial performance criteria are met.

The final value of the PSU is based on the number of PSUs that ultimately vest. The final number of PSUs that vest will depend upon the Company's ability to meet EBITDA targets. One-half of the PSUs is based on EBITDA targets for the three-year approved business plan (unadjusted target), while the other half is based on EBITDA targets set annually and approved by the Board of Directors. Payments for PSUs under the plan range from 0% to 200% depending upon achievement of results.

The LTIP program is reviewed on an annual basis by the Compensation Committee of the Board and changes can be made to targets and measurements as may be recommended by that Committee to the Board.

(b) Management Stock Option Plan ("MSOP")

Stock options were previously used as one of the Company's long-term incentive plans for executives and senior management, including those of certain affiliated entities. Stock option grants for Common Shares were only awarded to employees within eligible positions (all executive officers were eligible) who received at least a "satisfactory" performance assessment. No options were granted under the MSOP in fiscal 2006, 2007 or 2008.

Performance Share Options were granted under the Agricore United (AU) Transaction/Synergy Attainment Award program. Both Fran Malecha and Mayo Schmidt elected to have their synergy attainment awards paid in Performance Share Options issued under the amended MSOP. As a result, they were granted options in lieu of a cash award. See "Agricore United (AU) Transaction/Synergy Attainment Award Program" on page 27.

Benefits

The Company offers the Named Executive Officers a competitive package of benefit programs that provide for life insurance, short- and long-term disability, dental and vision coverage, extended health, health spending account, pension, fitness memberships, medical, financial planning and an automobile. The objective of these programs is to provide a measure of income stability, and to serve as an incentive to encourage the health and well-being of employees. Benefit coverage for Named Executive Officers is the same as provided to other employees, with the exception of the fitness memberships, medical, financial planning and automobile. The Compensation Committee reviews executive perquisites on an annual basis. The Compensation Committee recommends any changes to the programs to the Board for approval.

Share Ownership Guidelines

The Committee supports share ownership by its executives. Individuals are expected to meet targets within five years of the introduction of the plan, being the later of December 2010 and the fifth anniversary of the date of hire, or the date of promotion into a position subject to these guidelines, for the executive. The requirement reflects the value of the shares held and can be met through direct ownership or RSUs and PSUs held through the Long-Term Incentive Plan.

The guidelines are as follows:

Title	Share Ownership Guidelines
President and Chief Executive Officer	4 times base salary
Chief Financial Officer and Chief Operating Officer	2 times base salary
Senior Vice-Presidents and Vice-Presidents	1 times base salary

The table below sets forth, for each Named Executive Officer, the number and value of shares held as at October 31, 2008, the value of shares required to meet the ownership guidelines and the value of shares held as a multiple of the Named Executive Officer's base salary.

Named Executive Officer	Number of Shares Held	Value of Shares Held	Value Required to Meet Guidelines	Value Held *(Multiple of Salary)*	Date to Achieve
Mayo M. Schmidt	827,685	$6,331,790	$3,400,000	7.4x	Achieved
Rex McLennan	30,185	$230,915	$850,000	0.5x	February 4, 2013
Francis J. Malecha	172,593	$1,320,336	$960,000	2.8x	Achieved
Robert D. Miller	98,203	$751,253	$300,000	2.5x	Achieved
Andrew Muirhead	8,917	$68,215	$250,000	0.3x	January 7, 2013

Based on share price of $7.65.

Agricore United (AU) Transaction/Synergy Attainment Award Program

This program was introduced in August 2007 to recognize and reward select individuals integral to the acquisition and integration of Agricore United and Saskatchewan Wheat Pool Inc. Under the program, there are two components: a transaction award and a synergy attainment award. Not all employees were eligible to participate in both the transaction and synergy attainment award program. Under the transaction award, 43 employees are eligible to participate, and 40 employees are eligible to participate in the synergy attainment award program. To be eligible to participate in the program, the Named Executive Officers were required to waive the constructive dismissal and relocation clause under their Change in Control Agreements as they relate to the AU transaction. In terms of awards to Named Executive Officers, awards were made to Fran Malecha and Robert Miller in August 2007, and an award was made to Mayo Schmidt in October 2007.

Payments under the transaction award component are subject to achievement of the synergy goal of $90 million at July 31, 2009. The payment amount varies depending on the individual's contribution to the acquisition process.

Under the synergy attainment award, payments are provided to participants for exceeding the target synergy goal. Synergy attainment rewards are subject to a 12-month vesting period. Participants were given the option to have payments made as cash or as share option grants.

Name	Transaction Award	Synergy Award at Exceeds Target (1)	Synergy Award at Maximum Target (2)
Mayo M. Schmidt (3)	$500,000	224,422 shares	336,634 shares
Francis J. Malecha (3)	$200,000	94,544 shares	141,832 shares
Robert D. Miller	$100,000	$343,000	$514,500

(1) Attainment of $100 million in synergies
(2) Attainment of $110 million in synergies
(3) Reflects election to pay synergy attainment awards in performance share options. These options are subject to vesting requirements and performance criteria that parallel those for synergy attainment awards paid in cash.

Should the participants' employment be terminated without cause and within the Change of Control period, participants are eligible for the greater of the payment, defined by the Change of Control Agreement or the normal termination benefits, plus a pro-rated transaction/synergy award. The reward will be pro-rated to the last active day of employment over the 24-month performance period. Performance will be determined at the end of the 24-month period and payments will be paid at the same time as other payments under the plan are made. If the participant resigns prior to the vesting of the reward, the full amount is forfeited.

President and Chief Executive Officer Compensation

The Compensation Committee reviewed the base pay for the President and Chief Executive Officer in 2007, and the Board of Directors of the Company approved the recommendation submitted by the Committee to increase the President and Chief Executive Officer's annual base salary to $850,000 effective June 20, 2007. A competitive salary review is performed by the Committee with input from the independent advisor on an annual basis to ensure competitiveness with the market.

Mr. Schmidt is responsible to provide direction and leadership in setting and achieving goals, which creates value for the Shareholders in the short- and long-term. The Board determines Mr. Schmidt's short-term incentive payment based on the achievement of corporate objectives established by the Board of Directors at the beginning of each fiscal year. Based on the President and Chief Executive Officer's performance against these objectives, the Board approved a STIP of $1,354,687.50 to Mr. Schmidt for 2008.

For the long-term incentive component, an award of RSUs and PSUs were granted to Mr. Schmidt in 2008. Further particulars of this grant are set forth under "LTIP – Awards in Most Recently Completed Financial Year."

Specific accomplishments of the Chief Executive Officer for the 12-month period ended October 31, 2008 are as follows:

2008 Strategy Scorecard	
Integrate the operations of Saskatchewan Wheat Pool Inc. and Agricore United:	
√	Achieved $110 million in synergies by year end versus an original $96 million target
√	Secured $400 million term facility and repaid $232 million in bridge financing
√	Implemented a 5-year common labour platform, company-wide pay for performance model and succession planning program
√	Implemented an employee share purchase program
√	Completed Viterra's country rationalization program, reducing Viterra's share of industry capacity by 2 points to 35%
√	Amalgamated Can-Oat Milling within Viterra and combined Westco's operations within the Agri-products division
√	Rationalized 167,000 metric tonnes or 22% of the Company's port terminal capacity in Thunder Bay
√	Completed system integration work and combined all corporate office functions
Enhance international grain expertise to allow Viterra to capitalize on the growing demands in agriculture:	
√	Hired Senior Vice-President, International Grain and opened trading offices in Calgary and Singapore
√	Developed effective global freight capabilities
Enhance the value of Viterra's existing network and product offerings:	
√	Acquired two Agri-products retail locations bringing Viterra's retail network to 252 locations across Western Canada
√	Expanded Viterra's specialty oats processing capabilities
√	Increased percentage of 50- and 100-car loaders to 91% of total capacity
√	Launched a Carbon Credit program in Alberta and executed a supply agreement with a western Canadian energy corporation
√	Launched a new canola variety and two crop protection products under Viterra label
Expand or enter into new value-added processing:	
√	Acquired three feed manufacturing plants and a feed retail outlet in the United States, expanding U.S. manufacturing capacity by 68%
√	Expanded Viterra's Canadian pre-mix feed manufacturing capacity by 100%
Positioned VT for growth to geographically diversify its core operations in North America, and potentially, abroad:	
√	Issued $442 million in equity in May 2008 to fund future growth
√	Initiated M & A discussions with a number of agri-businesses in North America and abroad to determine strategic fit
√	Remained active in discussions on potential future opportunities to expand Viterra's value-added processing capabilities

The following performance graph shows the cumulative return over the five-year period ended October 31, 2008 for Viterra's Common Shares of the Company (assuming reinvestment of dividends), compared to the S&P/TSX Composite Index. The graph shows what a $100 investment in Viterra's Common Shares and the S&P/TSX Composite Index made October 31, 2003 would be worth at the end of each of the five years following the initial investment.


Viterra Inc. vs S&P/TSX Composite Index 5 Year Return Comparison
$315
$300
$285
$270
$255
$240
$225
$210
$195
$180
$165
$150
$135
$120
$105
$90
SWP/VT
S&P/TSX
October 31/03
October 31/04
October 31/05
October 31/06
October 31/07
October 31/08

Notes:

- The Company has not paid any dividends on the Common Shares since July 31, 2001.
- The S&P/TSX Composite Index is the total return index value, including dividends reinvested.

COMPENSATION OF DIRECTORS

In fiscal 2008, the Directors of the Company, excluding the Chairman of the Board, received an annual retainer of $50,000 (paid quarterly) plus meeting fees of $1,500 paid for each Board or Committee meeting attended. In addition, any Director who chaired a Committee, other than the Audit Committee, received an annual retainer of $7,000 (paid quarterly) and any Director who was a member of a Committee received an annual retainer of $4,000 (paid quarterly). The Chair of the Audit Committee received an annual retainer of $12,000 (paid quarterly). All Directors are reimbursed for travel and out-of-pocket expenses incurred while on Company business.

The Chairman of the Board did not receive any retainer or meeting fees but received an annual stipend of $150,000 in fiscal 2008. In addition, the Chairman received an annual Deferred Share Unit ("DSU") grant of $20,000 and an annual $6,000 car allowance. He is reimbursed out-of-pocket expenses incurred while on Company business.

Commencing August 1, 2005, current Directors are required to hold $150,000 of Common Shares within five years, to be met in part through a DSU Plan. New Directors will be required to hold $150,000 of Common Shares within five years of their election to the Board, to be met in part through the DSU Plan. In addition, grants under the MSOP were moved into abeyance for Directors.

The DSU Plan provides that a minimum of 40% of a Director's annual retainer and meeting fees will be put into the DSU Plan until they acquire $150,000 of Common Shares/DSUs of the Company. Each year, Directors have the option to elect to receive a larger portion or all of their annual retainers and any additional fees in the form of DSUs. Directors contribute on a quarterly basis to the DSU Plan and these funds are utilized to purchase DSUs. The price for the DSU is determined using the average of the last 20 trading days prior to the funds being put in. Directors are eligible to withdraw from the plan when they cease to be a member of the Board. Payments from the plan will be made either in Common Shares or cash.

Director Paid Compensation

Director	Total Cash Value of Compensation * (November 1, 2007 - October 31, 2008)
Ryan Anderson	$103,000
Terry Baker	$131,500
Thomas Birks	$148,500
Vic Bruce	$101,500
Thomas Chambers	$115,500
Bonnie DuPont	$ 69,250
Tim Hearn	$ 36,001
Dallas Howe	$104,500
Douglas Kitchen	$ 99,978 (US)
Harold P. Milavsky	$103,500
Herb Pinder, Jr.	$ 93,000
Larry Ruud	$ 62,250

* Comprised of retainer and meeting fees (see above). For those Directors who do not meet the minimum share ownership guidelines, a minimum of 40% of the total compensation is provided in DSUs (see above).

There were 12 Board meetings held in the fiscal year.

CORPORATE GOVERNANCE

Composition of the Board

The Board was comprised of 12 Directors from November 1, 2007 to May 29, 2008 when Mr Hearn was appointed to the Board, bringing the total number of Directors to 13. From May 29, 2008 to the present date, the Board was comprised of 13 Directors. The Nominating/Corporate Governance Committee is mandated to recommend a slate of Directors to the Board for election by Shareholders at each annual meeting. Farmer participation on the Board is solicited through the Western Farm Leadership Co-operative Ltd., a self-governing organization funded by Viterra. This organization, whose membership includes customers of Viterra, provides a slate of four candidates to Viterra's Nominating/Corporate Governance Committee for consideration to form part of the slate of candidates to be voted on by Shareholders from which two were selected for the slate. The remaining nominees to the Board, which includes the President and Chief Executive Officer, have been recommended by the Committee and have been approved by the Board for subsequent election by Shareholders.

Based upon its review, the Board has concluded that, other than the President and Chief Executive Officer, the Directors of Viterra are all "independent", within the meaning of National Instrument 58-101 Disclosure of Corporate Governance Practices ("NI 58-101") and Multilateral Instrument 52-110 Audit Committees ("MI 52-110") of the Canadian Securities Administrators.

The Directors whose principal occupation is farming typically continue to have a business relationship with Viterra, as agricultural producers that regularly do business with Viterra and its subsidiaries. These business relationships do not, in the opinion of the Board, result in any of the farmer-Directors not being "independent" within the meaning of NI 58-101 or MI 52-110.

The Nominating/Corporate Governance Committee engaged the services of Towers Perrin to review and recommend an overall compensation program for Directors. On November 5, 2008, the Board of Directors resolved that the following new compensation program be implemented during the next available trading window, anticipated to be March 14, 2009, and be effective as at March 2008: An annual equity retainer be added to Director Compensation in the amount of $65,000 and paid quarterly in DSUs grants; the equity retainer paid in DSUs provided for the Chair (currently $20,000) be increased by an additional $105,000; increase the Audit Committee Chair retainer to $20,000 (currently $12,000); the Compensation Committee Chair retainer to $15,000 (currently $7,000); and the Nominating/Corporate Governance Committee Chair retainer to $10,000 (currently $7,000). Committee member retainers will remain the same ($4,000). The Committee will retain the ability with Board approval, on an ad hoc basis, to adjust the compensation of the Chair of the Board should a significant increase in

Board meetings occur (for example, during the course of the takeover of AU, 40 Board meetings were held, which is significantly over the average of seven meetings per year).

Commencing November 5, 2008, current Directors were required to hold three times their annual compensation in the form of Common Shares within five years, to be met through a Deferred Share Unit Plan. New Directors will be required to hold three times their annual compensation of Common Shares within five years of their election to the Board, to be met through a Deferred Share Unit Plan. It is the opinion of the Board that these minimum investment requirements do not result in any of the Directors not being independent within the meaning of MI 52-110. See "Executive Compensation – Compensation of Directors."

The Board, as a whole, elects from its ranks a Chairman of the Board. Mr. Thomas Birks is the current Chairman of the Board and is an independent director.

The Board, in conjunction with each and every Board meeting, holds an in-camera session exclusive of non-independent Board members or management.

Directors are not term limited and the Company has not instituted a retirement policy.

Board Mandate

The current Board mandate, which is reviewed on an annual basis, is attached as Appendix A.

Position Descriptions

The Board has developed position descriptions for Directors in general and specifically for the positions of President and Chief Executive Officer, and Chairman of the Board. There are no specific position descriptions for Chairs of Board Committees, although each Committee has a mandate by which its members and Chairs are assessed.

Orientation and Continuing Education

New Directors participate in a Directors' orientation program and receive Directors' handbooks containing information on Directors' responsibilities, terms of reference for the Board and its Committees, together with Board policies and procedures. The Board reviews Directors' responsibilities annually.

The Board's Nominating/Corporate Governance Committee is responsible for establishing and administering, subject to Board approval, ongoing Board development programs that include both general Board training activities and individual development activities. Examples of these activities include periodic visitations to Company facilities and presentations by internal and external experts on emerging issues or matters of particular significance to the Company. Development activities are specifically identified for new Directors in this program.

In addition, a budget is provided for each Director to attend industry courses and seminars.

Code of Business Conduct

The Company enhanced its Code of Business Conduct in fiscal 2004 and again in fiscal 2007 upon the acquisition of Agricore United. The Code applies to Viterra's Board of Directors, its officers and its employees, each of whom has received a copy of the Code. In addition, new employees are introduced to the Code as part of their orientation to the Company. The Code provides guidance on topics such as legal, workplace and environmental compliance, protection of Company assets, conflicts of interest, confidentiality and insider trading. Guidelines have been provided for reporting potential violations of the Code. In addition, Viterra has established an independent, anonymous reporting telephone line that is available to Directors, officers and employees.

The responsibility for monitoring compliance with the Code lies with the Audit Committee of the Board. Management's Risk Management Committee reports on Code compliance to the Audit Committee on a quarterly basis. No waivers have been granted with respect to this Code of Business Conduct since implementation. A copy of the Company's Code of Business Conduct and the Audit Committee Charter are available on the Company's website at www.viterra.ca.

Nominating/Corporate Governance Committee

The Nominating/Corporate Governance Committee, which is comprised entirely of independent Directors, is mandated to recruit, assess and propose a slate of Directors for Board approval and subsequent election by Shareholders.

The Nominating/Corporate Governance Committee is also responsible for developing processes to assess Board, Committee and individual Director effectiveness and to consider the development needs of the Board as a whole and for individual Directors.

The mandate of the Nominating/Corporate Governance Committee is attached as Appendix B.

Compensation Committee

The Compensation Committee of the Board, which is comprised entirely of independent Directors, is governed by this Committee's mandate, which is attached as Appendix C.

The Compensation Committee retained a human resource consulting firm during the 2008 fiscal year to provide assistance to the Committee in assessing the appropriateness of the Company's Board and executive compensation package.

Regular Board Assessments

The Company has implemented a process through the Nominating/Corporate Governance Committee, whereby the effectiveness of its Directors both as a whole and on an individual basis, including a peer-to-peer review, is assessed annually. The Company has implemented a specific assessment process for Board Committees. These processes were put in abeyance in this fiscal year as the Board retained an independent governance consultant to assess Board effectiveness rather than rely on survey results. It is anticipated that this type of independent governance review will occur periodically to enhance the normal survey process.

When utilizing the survey systems, all evaluations are carried out through an anonymous survey process on a secure website. The results are tabulated and provided to the Nominating/Corporate Governance Committee. To the extent deficiencies in Board or Director performance is identified, either through the survey systems or through external review by consultants, the Committee may recommend updated Board practices.

Directors

Name	Number of Board Meetings Attended *	First Appointed
Ryan Anderson	11	April 1998
Terry Baker	12	April 2001
Thomas Birks	11	March 2005
Vic Bruce	12	October 2002
Thomas Chambers	12	August 2006
Bonnie DuPont	9**	March 2008
Tim Hearn	4**	May 2008
Dallas Howe	11	March 2005
Douglas Kitchen	12	March 2003
Harold P. Milavsky	12	March 2003
Herb Pinder, Jr.	12	March 2003
Larry Ruud	10**	March 2008
Mayo Schmidt	12	March 2005

* There were 12 Board meetings held in the fiscal year.

** Ms. DuPont and Mr. Ruud joined the Board in March 2008 and both have attended all meetings, except Ms. DuPont who missed one meeting. Mr. Hearn joined the Board in May 2008 and he has attended all Board meetings since.

Director Attendance at Committee Meetings (November 1, 2007 - October 31, 2008):

The structure of the committees is changed during the course of the fiscal year and therefore, directors may have not served on the same committee for the entire fiscal year.

	Compensation Committee (6 meetings were held)	Nominating/Corporate Governance Committee (8 meetings were held)	Audit Committee (8 meetings were held)
Ryan Anderson	2	--	8
Terry Baker	--	--	4
Thomas Birks	--	7	3
Vic Bruce	6	5	--
Thomas Chambers	6	--	8
Bonnie DuPont	3	7	--
Tim Hearn	--	--	4
Dallas Howe	6	6	--
Douglas Kitchen	--	2	4
Harold Milavsky	--	8	4
Herb Pinder, Jr.	--	8	--
Larry Ruud	--	--	5
Mayo Schmidt	*	*	*

New appointments to committees occurred in March 2008.

* The President and CEO is not a member of any Committee but attends Committee meetings when available or upon request.

Executive Officers

Name	Municipality	Office
Mayo M. Schmidt	Calgary, AB	President and Chief Executive Officer
Francis J. Malecha	Regina, SK	Chief Operating Officer
Rex McLennan	Calgary, AB	Chief Financial Officer
Raymond Dean	Regina, SK	Vice-President and General Counsel/Corporate Secretary
Steven Berger	Calgary, AB	Senior Vice-President, Human Resources & Transformation
Doug Wonnacott	Regina, SK	Senior Vice-President, Agri-Products
E. Richard Wansbutter	Winnipeg, MB	Vice-President, Government and Commercial Relations
Karl Gerrand	Portage la Prairie, MB	Senior Vice-President, Can-Oat Milling
William Mooney	Vancouver, BC	Senior Vice-President, Livestock Feed and Services
George Prosk	Winnipeg, MB	Senior Vice-President, Financial Products
Ron Cameron	Regina, SK	Vice-President, Group Controller
Grant Theaker	Regina, SK	Vice-President & Treasurer
Kevin Hallborg	Regina, SK	Vice-President Marketing, Sales & Country Operations, Agri-Products
Colleen Vancha	Regina, SK	Vice-President, Investor Relations & Corporate Affairs
Robert Miller	Regina, SK	Senior Vice-President, North American Grain
Donald Chapman	Calgary, AB	Senior Vice-President, International Grain
Mike Brooks	Regina, SK	Chief Information Officer and Vice-President, Information Technology
Andrew Muirhead	Calgary, AB	Senior Vice-President, Corporate Development
Dean McQueen	Regina, SK	Vice-President, Grain Merchandising, Oilseeds & Pulses
Kyle Jeworski	Regina, SK	Vice-President, Grain Merchandising, Cereal Grains
Nick Fox	Vancouver, BC	Vice-President, Terminals

Notes:

All of the above officers have been engaged for more than five years in their present positions, or substantially similar positions or other executive positions with Viterra or its subsidiaries except for:

- Robert D. Miller, who, prior to April 2005, was Senior Merchandising Manager, Grain Operations at General Mills Inc.;
- Ron Cameron, who, prior to February 2005, was Vice-President and Chief Financial Officer at Saskferco Products Inc;
- George Prosk, who, prior to June 2007, was Vice-President of Financial Markets at Agricore United;
- Donald Chapman, who, prior to October 2007, was Managing Director – Chief Trader at Toepfer International, Asia Pte Ltd.;
- Steven Berger, who, prior to January 2007, was a Senior Executive (Partner), Corporate Strategy/M&A Practice with Accenture;
- Doug Wonnacott, who, prior to January 2008, was Vice-President of Agriliance LLC;
- Andrew Muirhead, who, prior to January 7, 2008, was on sabbatical commencing October 1, 2007 and prior to that was Vice-President and Director of Investment Banking at TD Securities Inc.;
- Rex McLennan, who, prior to January 29, 2008, served as Executive Vice-President and C.F.O. for Vancouver 2010 "VANOC", the organizing committee for the 2010 Olympic and Paralympic Winter Games and prior to that, was Executive Vice-President and C.F.O. for Placer Dome Inc.;
- Nick Fox, who, prior to September 2007, was the Vice President, Terminal Operations for James Richardson International.

At October 31, 2008, the Directors and senior officers of Viterra, as a group, beneficially owned or controlled, directly or indirectly, 2,025,743 Common Shares of the Company, which represents 0.85% of the total outstanding Common Shares.

ADDITIONAL INFORMATION

Additional information relating to the Company is available on the System for Electronic Document Analysis and Retrieval ("SEDAR") under the Company's name, at www.sedar.com. Additional financial information is contained in the Company's comparative financial statements for the year ended October 31, 2008 and the Company's Management's Discussion and Analysis relating to the same, which are available on SEDAR and on the Company's website at www.viterra.ca. Shareholders may contact the Vice-President, Investor Relations & Corporate Affairs, 2625 Victoria Avenue, Regina, Saskatchewan, S4T 7T9, telephone (306) 569-4859 or email investor@viterra.ca to request copies of the Company's Consolidated Financial Statements and Management's Discussion and Analysis.

The final date by which the Company must receive a proposal for any matter that a Shareholder proposes to raise at the annual meeting of the Company to be held in 2010 is November 3, 2009.

BOARD OF DIRECTORS APPROVAL

The contents and sending of this Circular have been approved by the Board.

By Order of the Board of Directors

(signed) Raymond J. Dean
Vice-President and
General Counsel/Corporate Secretary

APPENDIX A
BOARD OF DIRECTORS MANDATE

Article One: Objectives

1.1 **Objectives:** The Board has the responsibility to oversee the conduct of the business of the Corporation and to supervise management, who is responsible for the day-to-day conduct of the business. The Board explicitly acknowledges its role as stewards of the Corporation's assets. The Board adds value by working with management to build a successful corporation and enhance value for shareholders and stakeholders. The Board's fundamental objectives are:

a. To enhance and preserve long-term value for shareholders and stakeholders;
b. To ensure that the Corporation meets its obligations on an ongoing basis; and
c. To ensure that the Corporation operates in a reliable and ethical manner in compliance with the Canadian Business Corporations Act (the "Act"), the bylaws of the Corporation and applicable legislation and regulation.

Article Two: Constitution of the Board

2.1 **Constitution of the Board**: The Board shall be composed of a minimum of five and a maximum of 15 directors elected in accordance with the requirements of the bylaws as amended from time to time. At least four directors shall be identified by the Western Farm Leadership Co-operative for consideration by the Nominating/Corporate Governance Committee of the Board in accordance with the terms of the Funding Agreement between the Company and that organization in effect from time to time. After receiving the recommendations of the Nominating/Corporate Governance Committee of the Board, the committee shall recommend, where appropriate, a minimum of two of those candidates together with other appropriate candidates, which will include the President and Chief Executive Officer, to the Board for approval and subsequent election by the shareholders. The majority of the candidates will be "Independent Directors" who are independent of management and free from any interest in or business relationship that may materially interfere with such director's ability to act in the best interests of the Corporation. Without limiting the foregoing, an Independent Director will not be (or have been in the two years preceding nomination) a supplier of a material amount of goods or services to the Corporation or a relative of a director or officer of the Corporation. Independent Directors shall provide diversity of background, skills and competencies for the Board (e.g. financial expertise/professional background).

2.2 **Chairman of the Board**: The Board shall annually elect an Independent Director to act as Chairman of the Board. The Chairman of the Board shall not be an officer or employee of the Corporation. However, upon and by virtue of being elected Chairman of the Board, the individual shall receive compensation and benefits established by the Board of Directors on recommendation from appropriate Board Committees from time to time for this position.

Article Three: Procedures

3.1 **Quorum:** No business shall be conducted at any meeting of the directors unless a quorum of the directors is present at the time the meeting is called to order. The quorum shall consist of two-thirds of the directors who have been elected at the date on which notice of the meeting is given or, if notice was waived, on the date the meeting is held.

Article Four: Authority of the Board

4.1 **General Powers:** The Board of Directors has the general authority to exercise the powers of the Corporation not reserved to the shareholders, directly and indirectly, through the employees and agents of the Corporation. The Board is responsible to supervise and direct the management of the business and affairs of the Corporation in accordance with the Act, bylaws and applicable legislation and regulation. Such responsibility does not include the day-to-day management of the Corporation, which has been delegated to management.

4.2 **Board Committees:** The Board of Directors shall constitute such committees of the Board of Directors as may be required, shall develop the terms of reference which set out their authority and responsibilities, shall elect or make appointments to such committees, and shall receive reports and appraise the performance of such committees. Such committees shall be comprised of a majority of Independent Directors and shall include:

4.2.1 Nominating/Corporate Governance Committee;
4.2.2 Audit Committee; and
4.2.3 Compensation Committee.

4.3 **Delegation:** The Board of Directors may delegate to such committees, or one or more of the directors and officers of the Corporation as may be designated by the Board, all or any of the powers conferred on the Board to such extent and in such manner as the Board shall determine at the time of each such delegation, excepting the following powers:

a. To submit to shareholders any question or matter requiring the approval of the shareholders;
b. To issue securities or to authorize the issue of securities in the manner and on the terms set by the Board of Directors;
c. To declare dividends;
d. To purchase, redeem or otherwise acquire shares issued by the Corporation;
e. To pay a commission on the sale of shares;
f. To approve a management proxy circular; or
g. To approve the financial statements of the Corporation.

Article Five: Corporate Responsibilities of the Board

5.1 **President and Chief Executive Officer:** The Board, with the assistance of the committees identified, has the responsibility to:

a. Select and, if necessary, replace the President and Chief Executive Officer;
b. With the assistance of the Nominating/Corporate Governance Committee, establish and periodically review the position description for the President and Chief Executive Officer;
c. With the assistance of the Compensation Committee, establish annual performance measures for the President and Chief Executive Officer;
d. With the assistance of the Compensation Committee, annually review the performance of the President and Chief Executive Officer against the position description and the established performance measures;
e. With the assistance of the Compensation Committee, establish the compensation for the President and Chief Executive Officer;
f. With the assistance of the Compensation Committee, engage in succession planning for the position of President and Chief Executive Officer and senior officers; and
g. Provide advice and guidance to the President and Chief Executive Officer.

5.2 **Chairman of the Board:** The Board, directly and with the assistance of committees identified, has the responsibility to:

a. Elect the Chairman of the Board;
b. With the assistance of the Nominating/Corporate Governance Committee, establish and periodically review the position description for the Chairman of the Board;
c. With the assistance of the Nominating/Corporate Governance Committee, annually review the performance of the Chairman of the Board against the position description and any established performance measures; and
d. With the assistance of the Nominating/Corporate Governance Committee, annually review the appropriateness and form of compensation for the Chairman of the Board to ensure that such compensation reflects the responsibilities of such position.

5.3 **Senior Management**: The Board, with the assistance of the committees identified, has the responsibility to work with the President and Chief Executive Officer to:

a. Ratify and approve the appointment of senior management;
b. Monitor the performance of senior management;
c. With the assistance of the Compensation Committee, approve the compensation of senior management; and

d. With the assistance of the Compensation Committee, ensure that adequate provision has been made for training and developing management and for the orderly succession of management.

5.4 **Strategic Planning:** The Board has the responsibility to contribute to the development of the Corporation's strategic direction and to approve a strategic plan which takes into account business opportunities and business risks. The Board also has the responsibility to review regularly with management the strategic environment, the emergence of new opportunities and risks and the implications for the strategic direction of the Corporation. To fulfil such responsibilities, the Board will:

a. Participate in strategic planning sessions with management to identify and review the strategic environment and business risks and opportunities;
b. Continually review and approve the strategic plan of the Corporation;
c. Regularly review with management new or emerging risks/opportunities on the strategic plan of the Corporation;
d. Monitor the implementation of the strategic plan;
e. Annually approve the operating budgets and capital budgets of the Corporation.

5.5 **Risk Management**: The Board has the responsibility to understand the principal risks of the Corporation's businesses and to ensure the Corporation achieves a proper balance between risks incurred and the potential return to shareholders. The Board is responsible for overseeing and monitoring management's system for monitoring and managing business risks. To fulfil such responsibilities, the Board will:

a. Provide oversight in the identification of business risks as part of the strategic planning process;
b. Through the Audit Committee of the Board, review the activities of the Corporation's Risk Management Committee, the Corporation's risk management policies and practices and the Corporation's internal control systems; and
c. Through the Audit Committee of the Board, review regularly the Corporation's information management systems.

5.6 **Communication Policy & Practices**: The Board is responsible for ensuring the Corporation communicates effectively with its shareholders, other stakeholders and the public generally. To fulfil such responsibilities, the Board will:

a. With the assistance of the Nominating/Corporate Governance Committee, review annually the Corporation's disclosure policy;
b. Review regularly the Corporation's investor relations activities including the relationship between the Corporation and investment dealers; and
c. With the assistance of the Audit Committee and Compensation Committee, review and approve significant shareholder communications (including the MD&A and press releases respecting quarterly results, the AIF and any Management Information Circular) to ensure that the financial performance of the Corporation is adequately reported to shareholders, other security holders, regulators and the general public on a timely and regular basis.

5.7 **Director Compensation**: The Board of Directors will, with the assistance of the Nominating/Corporate Governance Committee, annually review the adequacy and form of compensation of directors and Committee Chairs to determine whether the compensation realistically reflects the responsibilities and risks involved in being an effective director and set director compensation accordingly.

5.8 **Monitoring Management**: The Board directly and with the assistance of the identified committees, has the responsibility to:

a. Monitor the Corporation's progress toward its goals and objectives and to ensure corrective action is taken as necessary;
b. Monitor results of financial plans;
c. With the assistance of the Audit Committee, monitor the Corporation's control and information systems;
d. With the assistance of the Compensation Committee, ensure the Corporation has appropriate human resource policies and practices; and
e. Ensure the Corporation has appropriate environmental policies and practices.

5.9 **<u>Expenditure Approvals</u>**: The Board has the sole authority to approve or to delegate to a committee or specified individual authority to approve the following:

a. Single capital and operating expenditures, investments and disposition of assets exceeding $5,000,000 within the approved capital budget.

<u>Article Six: Recruitment & Assessment</u>

6.1 The Board, directly and through the Nominating/Corporate Governance Committee, is responsible for assessing, in light of the opportunities and risks facing the Company, what competencies, skills and personal qualities are required to add value to the Company and how those competencies, skills and personal qualities will be accessed. To fulfil such responsibilities, the Board, through the Nominating/Corporate Governance Committee shall annually review and consider the selection process for directors and the director recruitment and development plans of the Corporation.

6.2 The Board, directly and through the Nominating/Corporate Governance Committee, is responsible for assessing on an annual basis the effectiveness of the Board, the Board Committees, Committee Chairs, the Chair of the Board and individual directors. The Board is responsible for reviewing the results of such assessments and determining what measures are necessary to improve effectiveness.

APPENDIX B
NOMINATING/CORPORATE GOVERNANCE COMMITTEE MANDATE

PREAMBLE:

The Board is the most senior decision-making body in Viterra. It (i) establishes objectives for the Corporation's direction through the adoption of its strategic plan; (ii) identifies the principal business risks and ensures appropriate systems are in place to manage these risks; (iii) appoints the President and Chief Executive Officer, gives direction, and assesses performance; (iv) establishes a communication policy for the Corporation, and; (v) ensures the integrity of the internal control and management information systems. The Board also performs an advisory function, a trustee function, and a leadership function. All of these are vital to the growth and development of the Company. Individual Board members require a thorough understanding of the concepts involved.

A director is required to work toward the continual improvement of his/her knowledge and skills and to participate in training experiences in order to provide leadership toward the attainment of objectives of the organization. It is the policy of Viterra to provide Board and director training experiences in keeping with the needs of the Board as the senior decision-making body of the Corporation.

COMPOSITION:

The Committee is a standing committee of the Board and shall consist of a majority of Independent Directors, as that term is defined by Canadian Securities Administrators, elected by the Board.

The Committee shall elect from its numbers a Chairperson of the Committee, who will be responsible for the development of the Committee agendas, document review and discussion of issues with senior management.

A staff person will act as secretary to the Committee.

The Committee may recommend sub-committees of its own members and/or representatives of management.

The Committee may, from time to time, solicit management and staff support for specific resource requirements.

The Committee may, from time to time, retain legal or other consultants to gather information and provide advice to the Committee. In this regard, it shall be the responsibility of the Committee Chair, on behalf of and in consultation with the Committee, to pre-approve, in writing, the scope of the work to be undertaken and the fees to be incurred. Management shall prepare a report outlining all such fees incurred and present same at each quarterly meeting of the Committee.

AUTHORITY:

The Committee gets its authority from the Board. Its authority related to policy making is limited to making recommendations to the Board of Directors. The Committee may develop and recommend plans which commit the Board to participate in training or development activities.

The Committee is authorized to (i) undertake a process to assess Board of Directors effectiveness; (ii) consider the development needs of both the Board of Directors as a whole as well as for individual board members, and (iii) undertake a process for Director Peer Assessment reviews.

DUTIES AND RESPONSIBILITIES:

The Committee has the general responsibility for developing the Company's approach to governance issues and submit its recommendations to the Board for approval. In particular, the Committee will:

- Ensure processes are in place to enhance and assess the effectiveness of the Board, its Committees and their Chairs, the Chair of the Board and each director.

- Analyze needs and plan for the provision of training and development policies and programs for the Board.

- Continually monitor the composition of the Board and required expertise and industry knowledge of Board members and shall develop processes to recruit potential new Board members should the need arise to fill any Board vacancies amongst the Independent Directors.

- In conjunction with the Chair of the Board, recommend to the Board the composition of all Board Committees.

- The committee will annually recommend to the Board, an individual to be elected to the position of Chairman of the Board.

- Review the list of candidates for directors presented by the Western Farm Leadership Co-operative ("WFLC") and where appropriate, recommend a minimum of two to the Board to form a portion of the slate of directors.

The Committee will undertake the following duties:

- Annually review, evaluate and recommend methods and processes for evaluating Board and Committee effectiveness.

- Review and recommend, for Board approval, the schedule of Board meetings for each upcoming year.

- Monitor and review corporate disclosure policies, and corporate guidelines for maintaining confidentiality, and recommend changes and action required to deal with breaches of policy or guidelines.

- Review and recommend to the Board annually, the Governance Section of the Annual Information Form and the Management Information Circular.

- Provide guidance to management to ensure an appropriate orientation and education program for individual directors and the Board of Directors as a whole is in place.

- Periodically, review the format and quality of information and presentations provided to the Board by management.

- Maintain knowledge of latest developments with regard to corporate governance, in general, and directors' duties and responsibilities, in particular, and make recommendations to the Board in regard to such matters and developments as may be deemed necessary.

- Review requests from directors seeking access to professional advisors in accordance with the "Director Access to Legal or Other Professional Services Policy".

- Review such other matters of a corporate governance nature as may be directed by the Board from time to time.

- Annually review all Board Committee Terms of Reference and recommend to the Board of Directors.

Particular duties with respect to Board Training and Development include:

- Approve training and development for the Board as a whole.

- Approve individual training or development experiences for individual directors based on specific identified needs.

- Monitor and assess the value of training programs and recommend changes.

- Search out and utilize appropriate resource people as required.

- Ensure maintenance of records of director participation in Board development activities.

Training Guidelines:

The Committee will take into account the varying needs of individual Board members and the Board of Directors as a whole. The following will be considered in needs assessment:

- The specific responsibilities of the individual Board member.
- Individual competencies of Board members.
- Individual experience within the control structure of the company.
- The experience gained by involvement in other organizations.

Training and development experiences for Board members should be provided in order to:

- Increase individual communication skills (verbal, presentational, and writing).
- Provide for a productive relationship with management and staff.
- Increase understanding of management responsibilities, human resource needs, financing the organization, operating policies, and programs.
- Broaden individual understanding of the economic and social environment in Saskatchewan and Canada.

PROCEDURES AND BUDGET:

Meetings shall be convened by the Chair and will normally be associated with regular quarterly meetings of the Board. Other meetings may be convened as necessary.

Meeting agendas will be developed by the Committee Chair and secretary.

Minutes of Committee meetings will be sent to all Board members and relevant executive and management staff. Reports on the conduct of the meetings will be made to the Board.

The Committee does not have its own budget. Committee member fees and expenses are budgeted as general Board costs.

TERMS OF REFERENCE REVIEW:

The Committee will review its terms of reference annually and recommend any changes to the Board of Directors.

APPENDIX C
COMPENSATION COMMITTEE MANDATE

Constitution

The Compensation Committee is a standing committee of the Board of Directors to advise the Board with respect to compensation policy generally and specific responsibilities, which follow.

The Committee is a standing committee of the Board and shall consist of Independent Directors, as that term is defined by Canadian Securities Administrators, elected by the Board. The Chair of the Committee shall be selected from the members of the Committee.

The Committee shall meet at least three times annually with such additional meetings as may be required. A meeting can be requested by the Chair or any two members of the Committee. A quorum shall consist of three members.

The Committee may appoint a secretary to keep minutes of the meetings. Such minutes shall be distributed to Committee members, filed with the General Counsel of the Company, and made available to Directors by posting on the Directors Website. A verbal report to the full Board shall be made at the next meeting of the Board of Directors.

The Committee may, from time to time, retain legal or other consultants to gather information and provide advice to the Committee. In this regard, it shall be the responsibility of the Committee Chair, on behalf of and in consultation with the Committee, to pre-approve, in writing, the scope of the work to be undertaken and the fees to be incurred. Management shall prepare a report outlining all such fees incurred and present same at each quarterly meeting of the Committee.

The authority of the Committee shall be limited to providing recommendations to the Board of Directors unless the Board has specifically delegated otherwise.

<u>Responsibilities</u>

The role of the Committee includes the following:

1. To recommend annually a compensation policy for the Company within the context of the formal corporate strategic plan and the compensation philosophy therein.
2. To recommend to the Board, and review annually, President and Chief Executive Officer ("CEO") compensation. In addition, and related to this process, the Committee shall preside over an annual Performance Review of the CEO and the setting of specific objectives for the following year.
3. To recommend to the Board for approval, all forms of compensation of the Officers of the Company in conjunction with the recommendations of the CEO.
4. To review management recommendations for all forms of compensation for out of scope employees, collective bargaining mandates, and tentative agreements.
5. To establish and review annually with the Board, a succession planning process, including professional development and an emergency replacement plan.
6. To preside over all compensation aspects of Company disclosure including but not limited to the Executive Compensation section in the Company's Annual Information Form.
7. To review annually the Terms of Reference of the Committee and recommend changes, if any, to the Nominating/Corporate Governance Committee and to the Board.

APPENDIX D
BOARD OF DIRECTORS - BIOGRAPHIES

Thomas Birks
Chairman of the Board
Thomas Birks joined Viterra's Board of Directors in March 2005 and was elected Chairman of the Board in May 2008. He is the President of Birinco Inc., a small merchant bank with investment portfolios ranging from private equity to passive investments. His board experience is diverse, having served as a board member of numerous corporations, educational institutions, hospitals and foundations. Mr. Birks was President of Henry Birks and Sons Ltd. in Montreal, and has worked all over the world. He graduated from McGill University with a Bachelor of Arts and has an MBA from Harvard Business School.

Vic Bruce
Director
Vic Bruce joined Viterra's Board of Directors in the fall of 2002. He has served on various boards both provincially and locally. Mr. Bruce is a graduate of the Canadian Agricultural Lifetime Leadership Program (CALL) and also holds a Bachelor of Education degree from the University of Calgary, majoring in Economics. He now actively farms and is President of Sunrise Farms Ltd., a family farm specializing in pedigree seed production near Tuxford, Saskatchewan.

Thomas Chambers
Director
Thomas Chambers joined Viterra's Board of Directors in June 2006. He is an experienced professional accountant, senior executive, corporate director and business advisor, most notably having served for 26 years as a Partner in senior management roles with PricewaterhouseCoopers LLP. Currently, through Senior Partner Services Ltd., he acts as an advisor and director to a number of companies. Mr. Chambers has assisted a wide range of companies in focusing on their core strategic strengths to enhance business performance.

Bonnie DuPont
Director
Bonnie DuPont is a Group Vice President with Enbridge Inc. in Calgary, a role in which she has accountability for the Corporate Resources function, Information Technology, Public & Government Affairs, Human Resources, Governance and Corporate Social Responsibility. She is a director of the Bank of Canada and the NetThruput board; NetThruput is an Internet-based crude oil trading company. Ms. DuPont spent 12 years as an executive in the grain industry. Ms. DuPont holds a Bachelor's degree (Great Distinction) with a focus in Program Administration & Evaluation and Psychology from the University of Regina. She earned her Master's Degree at the University of Calgary. She is a member of the Institute of Corporate Directors, and a 2006 graduate of the ICD Directors' Education Program. Ms. DuPont is also a Certified Human Resources Professional and is a member of the International Women's Forum.

Tim Hearn
Director
Tim Hearn joined Viterra's Board of Directors in May 2008. He retired from Imperial Oil Limited in 2008, where he was the Chairman, President and Chief Executive Officer since 2002. Mr. Hearn is Chairman of the Board of Directors of the C.D. Howe Institute, chairs the Calgary Homeless Foundation, a member of the Board of Directors of the Royal Bank of Canada, co-chairs a multi-year fundraising campaign for the University of Alberta, and chairs a fundraising campaign for Tyndale University College. He was born in Regina, Saskatchewan and is a graduate of the University of Manitoba.

Dallas Howe
Director
Dallas Howe joined Viterra's Board of Directors in March 2005. He is the owner and Chief Executive Officer of DSTC Ltd., a technology investment company. Mr. Howe has diverse board experience; he is currently serving as Chairman of the Board of the Potash Corporation of Saskatchewan Inc. as well as serving as Chairman of the University of Saskatchewan Board of Governors. He received a Bachelor of Arts degree and a Master's in Mathematics from the University of Saskatchewan and, in 1989, was the first recipient of the Saskatchewan/KPMG Entrepreneur Award.

Harold P. Milavsky
Director
Harold P. Milavsky is Chairman and Director of Quantico Capital Corporation and a former Chairman and Chief Executive Officer of Trizec Corporation. He has served on numerous public and private boards in the energy, real estate and financial sectors. Mr. Milavsky is a graduate of the University of Saskatchewan College of Commerce and is a member of the Institute of Chartered Accountants of Saskatchewan and Alberta. He is a Fellow of the Institute of Chartered Accountants of Alberta and received the 2005 Fellowship Award for excellence in corporate governance from the Institute of Corporate Directors. He has received honorary doctorates from the universities of Calgary and Saskatchewan. Mr. Milavsky resides in Calgary, AB.

Herb Pinder Jr.
Director
Herb Pinder is President of the Goal Group of Companies, a Saskatoon-based private equity and management firm. The former President of Pinders Drugs, he is an experienced director, having served on the boards of public, private, crown and non-profit organizations. A non-practising lawyer, Mr. Pinder holds an MBA from Harvard Business School and lives in Saskatoon, SK.

Larry Ruud
Director
Larry Ruud is a partner with Meyers Norris Penny LLP and provides farm management consulting services in Alberta and British Columbia. He owns and manages a farm south of Vermilion, Alberta. Mr. Ruud holds a Master's of Science degree in Agricultural Economics and a Bachelor of Science Degree in Agricultural Economics from the University of Alberta. He resides in Vermilion, AB.

Mayo Schmidt
President and Chief Executive Officer and Director
As the President and Chief Executive Officer of Viterra, Mr. Schmidt led a strategic and highly disciplined initiative between November 2006 and June 2007 to acquire Agricore United. Mr. Schmidt arrived at Saskatchewan Wheat Pool in 2000 and undertook a comprehensive restructuring plan to cut costs, divest of non-core assets and close unprofitable operations. He implemented a series of operational excellence initiatives within the core businesses of grain handling and marketing, agri-products sales and agri-food processing to improve productivity and generate additional efficiencies. In 2005, Mr. Schmidt spearheaded an historic plan to transform the Company from a co-operative to a Canadian business corporation, creating a single class of common voting shares, strengthening the governance structure and positioning the Pool to raise gross proceeds of $150 million in equity to retire additional term debt. Under his leadership, the company was recognized by Canadian Business Magazine as among the top 50 most important companies in Canada's history. Mr. Schmidt joined the Board of Directors in 2005. Before coming to the Pool, he held a number of key management positions at ConAgra and General Mills Inc. throughout the United States. Mr. Schmidt is a member of the Canadian Council of Chief Executive Officers, the C.D. Howe Institute and Governance Committee Member, the Private and Public, Scientific, Academic and Consumer Food Policy Group (PAPSAC) and a Director on The Conference Board of Canada and a trustee for the Conference Board Inc. He serves on the Applied Portfolio management Advisory Board for the Washburn University School of Business. Mr. Schmidt is also a Director of Prairie Malt Ltd. and the Saskatchewan Roughriders, the provincially owned professional football team. Mr. Schmidt earned a Bachelor of Business Administration from Washburn University. In 2003, he was honoured as Washburn's Alumni Fellow. Mr. Schmidt resides in Calgary, AB.

VITERRA™

Computershare

9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

RECEIVED

2009 FEB 24 P 12:

000001

SAM SAMPLE
123 SAMPLES STREET
SAMPLETOWN SS X9X X9X

Security Class COMMON SHARES

Holder Account Number

C9999999999 IND

Form of Proxy - Annual General Meeting to be held on March 11, 2009

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1. **Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).**
2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.
3. This proxy should be signed in the exact manner as the name appears on the proxy.
4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.
5. **The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.**
6. The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.
7. This proxy confers discretionary authority in respect of amendments to matters identified in the Notice of Meeting or other matters that may properly come before the meeting.
8. This proxy should be read in conjunction with the accompanying documentation provided by Management.

Proxies submitted must be received by 4:00 pm, (Toronto time), on March 9, 2009.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

To Vote Using the Telephone

- Call the number listed BELOW from a touch tone telephone.

1-866-732-VOTE (8683) Toll Free

To Vote Using the Internet

- Go to the following web site: www.investorvote.com

To Receive Documents Electronically

- You can enroll to receive future securityholder communications electronically, by visiting www.computershare.com - click "Enroll for e-delivery" under the Shareholder Services menu.

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.

Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER, HOLDER ACCOUNT NUMBER and ACCESS NUMBER listed below.

CONTROL NUMBER 012938 **HOLDER ACCOUNT NUMBER C9999999999** **ACCESS NUMBER 99999**

SAM SAMPLE

C9999999999

IND C03

Appointment of Proxyholder

I/We, being holder(s) of Viterra Inc. (the "Corporation") hereby appoint: Thomas Birks, Chairman of the Board, or failing him, Thomas Chambers, Chair of Audit Committee, or failing him, Mayo Schmidt, President and CEO

OR

Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.

as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual General Meeting of **Viterra Inc.** to be held at The Hotel Saskatchewan Radisson Plaza, 2125 Victoria Avenue, Regina, Saskatchewan on March 11, 2009 at 2:00 PM (Regina time) and at any adjournment thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

1. Election of Directors

	For	Withhold		For	Withhold		For	Withhold
01. Thomas Birks	☐	☐	02. Vic Bruce	☐	☐	03. Thomas Chambers	☐	☐
04. Dallas Howe	☐	☐	05. Harold Milavsky	☐	☐	06. Herb Pinder, Jr.	☐	☐
07. Mayo Schmidt	☐	☐	08. Larry Ruud	☐	☐	09. Bonnie DuPont	☐	☐
10. Tim Hearn	☐	☐						

	For	Withhold
2. Appointment of Auditors To appoint Deloitte & Touche LLP as auditors of the Corporation for the ensuing year and authorizing the directors to fix their remuneration.	☐	☐

Authorized Signature(s) - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.**

Signature(s)

Date

DD / MM / YY

Interim Financial Statements - Mark this box if you would like to receive interim financial statements and accompanying Management's Discussion and Analysis by mail. ☐

Annual Financial Statements - Mark this box if you would NOT like to receive the Annual Financial Statements and accompanying Management's Discussion and Analysis by mail. ☐

If you are not mailing back your proxy, you may register online to receive the above interim financial report(s) by mail at www.computershare.com/mailinglist.

9 9 9 9 9 0 5 2 9 2 4 1 P I A R 2 S W T Q

VITERRA™

Computershare
9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

000002

SAM SAMPLE
123 SAMPLES STREET
SAMPLETOWN SS X9X X9X
AUSTRALIA

Security Class **COMMON SHARES**

Holder Account Number

C9999999999 I ND

Form of Proxy - Annual General Meeting to be held on March 11, 2009

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1. **Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).**
2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.
3. This proxy should be signed in the exact manner as the name appears on the proxy.
4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.
5. **The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.**
6. The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.
7. This proxy confers discretionary authority in respect of amendments to matters identified in the Notice of Meeting or other matters that may properly come before the meeting.
8. This proxy should be read in conjunction with the accompanying documentation provided by Management.

Proxies submitted must be received by 4:00 pm, (Toronto time), on March 9, 2009.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

To Vote Using the Telephone

- Call the number listed BELOW from a touch tone telephone.

312-588-4290 Direct Dial

To Vote Using the Internet

- Go to the following web site: www.investorvote.com

To Receive Documents Electronically

- You can enroll to receive future securityholder communications electronically, by visiting www.computershare.com - click "Enroll for e-delivery" under the Shareholder Services menu.

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.

Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER, HOLDER ACCOUNT NUMBER and ACCESS NUMBER listed below.

CONTROL NUMBER 012938 **HOLDER ACCOUNT NUMBER C9999999999** **ACCESS NUMBER 99999**

SWTO PRX 52924/000002/000002/i

SAM SAMPLE

C9999999999

IND C03

Appointment of Proxyholder

I/We, being holder(s) of Viterra Inc. (the "Corporation") hereby appoint: Thomas Birks, Chairman of the Board, or failing him, Thomas Chambers, Chair of Audit Committee, or failing him, Mayo Schmidt, President and CEO

OR

Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.

as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual General Meeting of **Viterra Inc.** to be held at The Hotel Saskatchewan Radisson Plaza, 2125 Victoria Avenue, Regina, Saskatchewan on March 11, 2009 at 2:00 PM (Regina time) and at any adjournment thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

1. Election of Directors

	For	Withhold		For	Withhold		For	Withhold
01. Thomas Birks	☐	☐	02. Vic Bruce	☐	☐	03. Thomas Chambers	☐	☐
04. Dallas Howe	☐	☐	05. Harold Milavsky	☐	☐	06. Herb Pinder, Jr.	☐	☐
07. Mayo Schmidt	☐	☐	08. Larry Ruud	☐	☐	09. Bonnie DuPont	☐	☐
10. Tim Hearn	☐	☐						

	For	Withhold
2. Appointment of Auditors To appoint Deloitte & Touche LLP as auditors of the Corporation for the ensuing year and authorizing the directors to fix their remuneration.	☐	☐

Authorized Signature(s) - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.**

Signature(s)

Date

DD / MM / YY

Interim Financial Statements - Mark this box if you would like to receive interim financial statements and accompanying Management's Discussion and Analysis by mail. ☐

Annual Financial Statements - Mark this box if you would NOT like to receive the Annual Financial Statements and accompanying Management's Discussion and Analysis by mail. ☐

If you are not mailing back your proxy, you may register online to receive the above interim financial report(s) by mail at www.computershare.com/mailinglist.

99999 052924 1PI AR2 SWTQ

VITERRA INC.

NOTICE OF ANNUAL MEETING OF THE HOLDERS OF COMMON SHARES

TO BE HELD ON MARCH 11, 2009

NOTICE IS HEREBY GIVEN that an annual meeting (the "**Meeting**") of the holders of the common shares (the "**Common Shares**") of Viterra Inc. (the "**Company**") will be held at The Hotel Saskatchewan Radisson Plaza, 2125 Victoria Avenue, Regina, Saskatchewan on March 11, 2009 at 2:00 p.m. (Regina time) for the following purposes:

1. to receive the Annual Report and the Consolidated Financial Statements of the Company for the year ended October 31, 2008, together with the report of the auditors thereon;
2. to elect directors;
3. to appoint auditors; and
4. to consider such other business as may properly come before the Meeting.

The Board of Directors of the Company has fixed **January 30, 2009** as the record date to determine which Shareholders are entitled to receive notice of and to vote at the Meeting. The accompanying Management Information Circular provides additional information relating to the matters to be dealt with at the Meeting and forms part of this Notice.

Please exercise your right to vote by ensuring that a proxy, in the enclosed form, is submitted for that purpose on your behalf. If your Common Shares are not held in your name and you wish to attend the Meeting in person, please refer to the information in the accompanying Management Information Circular under the title "Non-Registered Shareholders". Unless otherwise extended by the Company, proxies must be received by the Company's agent, Computershare Investor Services Inc., by no later than 4:00 p.m. (Toronto time) on March 9, 2009 or, if the Meeting is adjourned, 4:00 p.m. (Toronto time) on the day prior to any adjourned meeting (excluding Saturdays, Sundays, and holidays). The address to which proxies should be submitted is Computershare Investor Services Inc., 100 University Avenue, 9th floor, Toronto, Ontario, M5J 2Y1.

DATED at Regina, Saskatchewan, this 1st day of February 2009.

By Order of the Board of Directors

(signed) Raymond J. Dean
Vice-President & General
Counsel/Corporate Secretary